Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Exhibit 99.1

SUBJECT TO COMPLETION, DATED NOVEMBER 13, 2018

INFORMATION STATEMENT

Life Fitness Holdings, Inc.

9525 W. Bryn Mawr Avenue, Rosemont, IL 60018

Common Stock
(par value $0.01)

We are sending you this Information Statement in connection with the spin-off by Brunswick Corporation, or “Brunswick”, of its wholly owned subsidiary, Life Fitness Holdings, Inc., or “Life Fitness” for purposes of this Information Statement. To effect the spin-off, Brunswick will distribute at least 80.1% of the shares of Life Fitness common stock on a pro rata basis to the holders of Brunswick common stock. We expect that the distribution of Life Fitness common stock will be tax-free to holders of Brunswick common stock for U.S. Federal income tax purposes, except for cash that stockholders receive in lieu of fractional shares. Immediately after the distribution becomes effective, Brunswick may retain up to 19.9% of Life Fitness common stock. Prior to completing the separation, Brunswick may adjust the percentage of Life Fitness shares it distributes and retains in response to market and other factors, and it will amend this Information Statement to reflect any such adjustment.

If you are a record holder of Brunswick common stock as of the close of business on             , 2019, which is the record date for the distribution, you will be entitled to receive one share of Life Fitness common stock for every             shares of Brunswick common stock you hold on that date. Brunswick will distribute at least 80.1% of the shares of Life Fitness common stock in book-entry form, which means that Life Fitness will not issue physical stock certificates. The distribution agent will not distribute any fractional shares of Life Fitness common stock. Instead, the distribution agent will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to each holder (net of any required withholding for taxes applicable to each holder) who would otherwise have been entitled to receive a fractional share in the distribution.

The distribution will be effective as of          p.m., New York City time, on             , 2019. Immediately after the distribution becomes effective, Life Fitness will be an independent, publicly traded company.

Brunswick’s stockholders are not required to vote on or take any other action to approve the spin-off. We are not asking you for a proxy and request that you do not send us a proxy. Brunswick stockholders will not be required to pay any consideration for the shares of Life Fitness common stock they receive in the spin-off, and they will not be required to surrender or exchange their shares of Brunswick common stock or take any other action in connection with the spin-off.

Brunswick currently owns all of the outstanding shares of Life Fitness common stock. Accordingly, no trading market for Life Fitness common stock currently exists. We expect, however, that a limited trading market for Life Fitness common stock, commonly known as a “when-issued” trading market, will develop as early as two trading days prior to the record date for the distribution, and we expect “regular-way” trading of Life Fitness common stock will begin on the first trading day after the distribution date. We intend to list Life Fitness common stock on                  under the symbol “             ”.

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012.

In reviewing this Information Statement, you should carefully consider the matters described in the section entitled “Risk Factors” beginning on page 27 of this Information Statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this Information Statement is truthful or complete. Any representation to the contrary is a criminal offense.

This Information Statement is not an offer to sell, or a solicitation of an offer to buy, any securities.

The date of this Information Statement is             , 2019.

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INDUSTRY AND MARKET DATA

This Information Statement includes information concerning our industry and the markets in which we operate that is based on information from public filings, internal company sources, various third-party sources and management estimates. We have also included information derived from market research and industry modeling that was conducted by third-party research organizations at our request not in connection with this Information Statement. Management estimates are derived from publicly available information released by independent industry and research analysts and third-party sources, as well as data from our internal research and information from commissioned third-party research not in connection with this Information Statement, and are based on assumptions we made upon reviewing such data and our knowledge of such industry and markets, which we believe to be reasonable. While we are not aware of any misstatements regarding any industry data presented in this Information Statement and believe such data to be accurate, we have not independently verified any data obtained from third-party sources and cannot assure you of the accuracy or completeness of such data. Such data involve uncertainties and are subject to change based on various factors.

TRADEMARKS AND COPYRIGHTS

We own or have rights to various trademarks, logos, service marks and trade names that we use in connection with the operation of our business. We also own or have the rights to copyrights that protect the content of our products. Solely for convenience, the trademarks, service marks, trade names and copyrights referred to in this Information Statement are generally listed without the TM, ® or © symbols, but such references do not constitute a waiver of any rights that might be associated with the respective trademarks, service marks, trade names and copyrights included or referred to in this Information Statement.

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SUMMARY

This summary highlights selected information from this Information Statement and provides an overview of our company, our separation from Brunswick and Brunswick’s distribution of our common stock to its stockholders. For a more complete understanding of our business and the Spin-Off (as defined below), you should read this entire Information Statement carefully, particularly the discussion of “Risk Factors” beginning on page 27 of this Information Statement, the “Overview of the Spin-Off” beginning on page 10 of this Information Statement and our historical and pro forma financial statements and the notes to those financial statements appearing elsewhere in this Information Statement.

Prior to Brunswick’s distribution of at least 80.1% of the shares of our common stock to its stockholders, Brunswick will undertake a series of internal reorganizational transactions, following which Life Fitness will hold, directly or through its subsidiaries, the businesses constituting Brunswick’s fitness business and related operations, which we refer to as the “Fitness Business”. We refer to this series of internal reorganizational transactions, which is described in more detail under “Certain Relationships and Related Party Transactions—Agreements with Brunswick—Separation and Distribution Agreement”, as the “Reorganization”.

In this Information Statement, unless the context otherwise requires:

•	“Life Fitness”, “Company”, “we”, “our” and “us” refer to Life Fitness Holdings, Inc. and its consolidated subsidiaries for all periods including the Fitness Business, and
•	“Brunswick” refers to Brunswick Corporation and its consolidated subsidiaries, for all periods prior to the Spin-Off, including the Fitness Business, and for all periods following the Spin-Off, excluding Life Fitness.

The transaction in which Brunswick will distribute to its stockholders at least 80.1% of the shares of our common stock is referred to in this Information Statement as the “Distribution”. The transaction in which we will be separated from Brunswick is sometimes referred to in this Information Statement as the “Spin-Off”.

Our Company

Life Fitness is a leading global designer, manufacturer and distributor of a broad portfolio of commercial cardiovascular (“cardio”) and strength training fitness equipment marketed under our internationally recognized premium lifestyle brands, including Life Fitness, Hammer Strength, Cybex, Indoor Cycling Group (“ICG”) and SCIFIT. We believe that we have the largest global installed base of commercial fitness equipment. Life Fitness was established in 1977 and acquired by Brunswick in 1997. Life Fitness has a rich history as a comprehensive fitness solutions provider. We deliver an integrated fitness offering with high quality and innovative fitness equipment along with digital solutions and support services that are tailored to our customers’ needs and to ultimately help fitness consumers achieve their goals. The commercial market within the fitness equipment industry is our primary focus and over 90% of our 2017 annual revenue was derived from sales to the commercial fitness equipment market. We estimate that commercial fitness equipment represents more than a $3 billion market opportunity globally, of which Life Fitness enjoys approximately 30% share based on 2017 sales. We believe we are well-positioned to design and manufacture highly durable equipment that will withstand a rigorous use cycle over several years. Our commercial customers span health clubs and a broad range of vertical markets in hospitality, multi-unit housing, corporate, education, military and government agencies and other facilities.

Life Fitness’ scale, manufacturing expertise and extensive product offering are highly valued by our large and diverse customer base. We are a global company represented in over 160 countries with 46% of our 2017 net sales derived from markets outside the U.S. We estimate that 250,000 global fitness facilities, which include health clubs and vertical market installations, feature our equipment. Over 60 million exercisers around the world regularly use our equipment in over 4 billion workouts annually. More than 90% of our current cardiovascular offering is connectable, capable of delivering an internet enabled interface for exercisers as well as asset management solutions for fitness facility operators.

We believe that we have the broadest, most effective routes to market through our direct sales force, dealers and distributors. Life Fitness’ large and experienced direct sales force operates in 13 countries and our trusted dealers and distributors provide us access to over 150 additional countries. We optimize our sales and distribution channels to most effectively serve the needs of each local market. Our direct sales force, dealers and distributors are distinguished by their deep knowledge of and experience with exercise science, club operations and market trends.

In recent years, we have delivered solid top-line growth and generated over $1.0 billion in net sales in fiscal year 2017. From fiscal years 2015 to 2017, we grew net sales at a compound annual growth rate of 9%, primarily driven by acquisitions and growth in sales to our largest customer. In fiscal year 2017, we achieved net earnings of $55.0 million and an Adjusted EBITDA margin of 11.5%. Adjusted EBITDA is a non-GAAP measure. See “—Summary Historical and Unaudited Pro Forma Condensed Combined Financial Information” for its definition and a reconciliation to the most directly comparable GAAP measure.

Our vision is to connect the world to fitness by leveraging our global installed base to deliver a seamless combination of physical and digital products. We will accomplish this by investing in our industry leading combination of brands, products, innovation, market reach, operating capabilities and customer relationships. By enhancing our differentiated equipment offering with digital solutions and services as well as potential monetization opportunities from connected consoles, we expect to gain a larger share of the commercial equipment market, enhance margins and drive profitable growth for Life Fitness.

Our Products

Our product offering includes a broad variety of branded commercial cardiovascular and strength training fitness equipment. We help fitness facilities operate their businesses more effectively and also provide software, technology and services to help fitness facilities attract and retain fitness consumers by providing meaningful feedback. Life Fitness’ comprehensive portfolio of products and robust lifestyle brands support our leading market position in the commercial fitness equipment market.

Cardiovascular

Our portfolio of cardiovascular equipment includes a broad range of connectable treadmills, cross trainers, arc trainers and exercise bikes as well as rowers and other equipment. We offer an extensive range of console technologies which provides us with the ability to differentiate and customize our offering to best meet our customers’ needs and requirements.

The Life Fitness and Cybex brands enable us to target our offering toward commercial fitness markets ranging from traditional fitness clubs to vertical markets. The ICG brand serves group fitness channels and the SCIFIT brand has a strong connection to medical rehabilitation and active-aging applications.

Strength

Our portfolio of strength products includes the widest array of selectorized strength equipment, benches and racks, functional strength equipment and strength accessories.

Hammer Strength is universally recognized as a leading global strength brand and is the strength training equipment of choice for elite and high-performance athletes. We target the Life Fitness and Cybex brands toward traditional fitness clubs and vertical markets.

Consumer, Digital and Other

Life Fitness has a primarily U.S.-based consumer business focused on the sale of commercial-grade Life Fitness branded fitness equipment to consumers through e-commerce and a selective presence in specialty retail locations. We also maintain an active recreation business which designs and markets billiards tables, assorted game room tables, furniture and accessories under the Brunswick and Contender Brands, sold through specialty retail channels.

We continue to invest in the development of digital solutions to bolster our equipment portfolio with high-value consumer-led technologies that we believe will become a key differentiating element of our fitness offering over time. With the introduction of the LFConnect open architecture platform in 2012, Life Fitness pioneered equipment connectivity to enhance the consumer experience and provide asset management capability for fitness facilities. The LFConnect platform connects fitness machines to consumer fitness trackers (including wearables) and applications to enhance the exerciser experience, and allows fitness facilities to better monitor day-to-day equipment management and operations. Subsequently, in March 2018, we introduced Halo to supplement LFConnect. Halo is an innovative technology platform that provides a broader software solution for our fitness facility customers to create meaningful interactions with their fitness consumers and to run their businesses more efficiently. Halo will enable Life Fitness to capitalize on emerging digital market trends and growth opportunities that are complementary to the sale of fitness equipment as well as provide an effective tool for clubs to attract and retain exercisers. Life Fitness was one of the first equipment solution providers Apple® chose in 2017 for the Apple Watch® integration initiative, an early proof point of the consumer potential of our open architecture platform.

Our Industry

The global fitness industry is a vibrant and growing sector within the $4.2 trillion global health and wellness market. The health club market reached record revenue and membership levels in 2017, generating approximately $87.2 billion in revenue with approximately 174 million active participants. The number of active club members has grown steadily, adding 71 million members since 2005, with 23 million members joining in the past two years alone. The health club market has proven to be resilient to economic cycles. Industry revenue has grown at a compound annual growth rate of approximately 4% since 2005 and without interruption during the Great Recession.

Several global fitness trends are impacting fitness equipment manufacturers, including consumer prioritization of health and wellness, consumer demand for variety and social engagement in training activities, shifting consumer preferences to budget clubs, premium clubs and boutiques, a growing desire for digital solutions, and continued development in international markets. These trends are driving increased demand for fitness activities, products and services and, in turn, for commercial fitness equipment.

•	Consumer prioritization of fitness benefits. Consumers are increasingly aware of the health benefits associated with exercise and are prioritizing health, wellness and active lifestyles. This consumer behavior is driving overall fitness participation, as evidenced by increased demand for health club memberships, wearables technology and fitness apps. As the global population ages, older members of society are exercising more often than previous generations. In response to increasing healthcare costs, corporations are providing fitness subsidies and commercial support for wellness plans to encourage healthier lifestyles in an attempt to arrest and reverse rising healthcare costs.
•	Greater variety and social engagement in training activities. Group exercise and functional training continue to grow as Millennials choose to exercise differently than prior generations. Exercising is an increasingly social activity for Millennials who are willing to pay a premium for group exercise experiences and who are heavy users of group fitness classes. In 2017, approximately 14 million U.S. health club members maintained a membership in more than one commercial facility. This trend is likely due to exercisers’ desire for variety of training and intensity as well as social engagement, ultimately resulting in fitness facilities shifting their deployment of floor space and modifying their equipment purchasing patterns to match evolving exerciser preferences.
•	Changing landscape for the traditional club. Lower-cost budget clubs, premium clubs and boutiques are driving market participation and pressuring the traditional club model. Budget clubs offer price-sensitive and more casual exercisers access to a full suite of equipment at lower monthly prices as compared to more traditional competitors and are a price-effective alternative or supplement to home exercise options. Premium clubs and boutiques, which collectively constitute approximately 25% of the club market, generally offer a variety of premium and specialized fitness alternatives, equipment and accessories with enhanced features and advanced functionality as well as a broader range of services as compared to traditional clubs. Additionally, as boutiques and budget clubs continue to grow, they are well-positioned to take advantage of systemic changes in the retail landscape that are resulting in a favorable real estate environment for facility expansion. Pressure from both ends of the club market is forcing traditional clubs, which have experienced subdued growth, to transition their business model to adopt different price-points, include more group fitness offerings and to increase reliance on technology to address evolving customer demands.
•	Digital content, feedback and coaching. Although fitness clubs remain in the very early stages of trial and adoption, consumer and commercial customers have shown an increased desire for digital solutions. Technology companies, ranging from emerging companies, such as Peloton and Tonal, to large players, such as Amazon and Samsung, are increasingly developing fitness offerings and accelerating a tech-enabled fitness ecosystem. There is meaningful consumer demand for wearables with data-tracking capabilities and other quantified self-performance measurement technologies. This connectivity is growing in importance as employers and insurers begin to test risk-based healthcare pricing models. Additionally, evolving consumer preferences have driven an emergence of technologically advanced at-home fitness providers offering unique content and coaching typically through subscription-based business models. These digital solutions are often not limited to the use of specific fitness equipment, thereby allowing broad consumer use.

•	International market development. Given the U.S. represented only 34% of global health club revenue in 2017, there is substantial opportunity for fitness equipment manufacturers to expand globally, particularly due to the growing demand for fitness facilities in emerging markets in Asia, Africa, the Middle East and Latin America. For example, the growing middle class in countries such as China now has more leisure time and disposable income to spend on health and wellness.

Fitness equipment is an approximately $11.1 billion global industry and can be bifurcated into the consumer and commercial markets.

Consumer

We believe the consumer market within the global fitness equipment industry was approximately $7.7 billion in 2017 and is expected to grow at a mid-single-digit annual percentage rate through 2020. This market includes fitness equipment sold to the fitness consumer primarily for home use. Less than 10% of our sales are in the consumer market. The direct-to-consumer model is not our primary focus given the significant upfront and ongoing investment in advertising and promotion and the concentration in lower-quality, less durable and portable equipment to price sensitive consumers with varying levels of exercise needs and commitment. This market has been and remains susceptible to rapidly changing trends that often drastically reshape consumer demand, such as the recent growing influence of content-based subscription business models mentioned above.

Commercial

We believe the commercial market within the global fitness equipment industry was approximately $3.4 billion in 2017 and is expected to grow at a low single-digit annual percentage rate through 2020. The commercial market can be divided into health clubs and vertical markets. Driven by exercisers’ desire for social engagement, we believe that the commercial fitness experience will continue to be enhanced with innovation that provides a broader array of entertainment, content and connectivity capabilities that engage and motivate the exerciser.

Health clubs, including traditional clubs, budget clubs, premium clubs and boutiques, comprised $1.9 billion of the equipment market in 2017 and are expected to grow through 2020 at low single-digit annual percentage rates. We anticipate budget clubs and boutiques will drive the majority of health club growth. Vertical markets, including hospitality locations, multi-unit housing, corporations, schools and universities, military and governmental agencies, retirement and assisted living facilities, professional and collegiate sports teams and community centers, comprised $1.5 billion of the commercial equipment market in 2017 and are expected to grow at mid-single-digit annual percentage rates through 2020.

Fitness equipment in the commercial market can be classified into two primary product categories: cardiovascular equipment and strength equipment. Cardiovascular equipment was a $1.9 billion category in 2017 and is expected to grow at low single-digit annual percentage rates through 2020. Strength equipment is a slightly smaller category at $1.5 billion in 2017 and is expected to grow at mid-single-digit annual percentage rates through 2020. Durable equipment required in the commercial market is a source of stable revenue due in part to replacement demand and constant evolution of health club business models. To attract fitness consumers and address member satisfaction, commercial facilities typically refresh their equipment offering on a regular cycle which averages 5 to 7 years for cardiovascular equipment and 7 to 9 years for strength equipment. This cycle is often accelerated in highly competitive markets as well as with the technological obsolescence of fitness equipment. Conversely, fitness facilities may temporarily postpone their equipment refresh cycle as a result of economic or competitive conditions in certain markets or due to lack of product innovation.

Beyond the commercial fitness equipment market in which we operate today, we expect that the broader market for fitness software and services will continue to evolve. We believe this market has the opportunity to grow faster and over time become larger than traditional fitness equipment due to the potential rise of a recurring subscription business model. The early-stage evolution of digitally-integrated commercial fitness equipment is underway with growth opportunities through innovative fitness applications and virtual content, member management software and sponsored content. We believe the fitness industry is currently in an incubation phase of technology evaluation and adoption and may soon enter a growth phase, with the potential to materially expand our total addressable market.

Our Competitive Strengths

Life Fitness’ significant competitive strengths distinguish us from our peers:

•	Leading global market position leveraging the largest installed base and a portfolio of leading lifestyle brands. We are a leading developer and manufacturer of exercise solutions in the global commercial fitness market, with superior health and wellness lifestyle brand equity, offering extensive breadth, depth and quality of product offerings. As the fitness industry continues to diversify with the growth of budget clubs, premium clubs and boutiques, our broad portfolio of products and brands places us in a leading position to serve all customers. Life Fitness’ global installed base of connectable fitness equipment provides us with a unique advantage to offer a holistic solution for customers. Our extensive installed base includes approximately 2 million pieces of cardiovascular and strength equipment used regularly by over 60 million exercisers.

Given the high quality of our products, strong customer relationships and incumbent market position, we believe our current customers are more likely to consider replacing our existing equipment with our newer models versus those of our competitors. Our position is further strengthened by our leading open architecture digital ecosystem that enables the connection of our equipment, customers and fitness consumers. We believe this digital ecosystem will generate recurring digital revenue streams from connected consoles and drive our future growth as the commercial fitness landscape becomes increasingly digitized. Through the secure capture and management of data across our portfolio, we can achieve superior insight into consumer preferences and market dynamics for our customers.

•	Strong innovation and product development heritage. We have a long and successful history of addressing the key trends in the fitness industry by investing in product development and technology leadership with the goal of providing the highest-quality solutions and services for a broad range of fitness facilities and fitness consumers. Our innovation and product development competencies are founded in sound exercise science and a deep understanding of human biomechanics that allow us to capitalize on market trends and respond with capability-building organic growth initiatives, partnerships and acquisition opportunities. We believe that our breadth of knowledge and expertise in biomechanics is unique in our industry and positions us to develop and introduce fitness solutions that deliver results with optimal workout safety and efficiency. Additionally, we have disrupted competitors with our patented Coach by Color® system, a biofeedback system in group cycling applications that informs the cardiovascular exerciser and coach of user effort level through color-based exertion tracking.

We continue to develop and vigorously protect our intellectual property and have secured a portfolio of over 200 utility and over 90 design patents, more than 30 of which were awarded since the beginning of fiscal year 2017. Our investment of approximately $140 million in research and development over the past five fiscal years has contributed to our organic growth. Our open architecture platform strategy attracts third-party developers, which enables us to capitalize on their speed, agility and creativity to introduce new digital functionality into our solutions. We are partnering and collaborating with a number of technology companies to integrate our product offerings in order to drive value for both our customers and the overall fitness ecosystem. For example, we developed the capability to pair our cardio equipment with the Apple Watch® and have also integrated offerings from fitness start-ups, such as Studio’s audio-based running classes, into our treadmills. As all types of fitness providers continue to introduce fitness equipment with varying degrees of technology, we believe we are well positioned to invest, adapt and provide innovative solutions to meet their needs.

•	Extensive sales, distribution, training and service network offering value-added services and adjacent growth opportunities. We believe we have the industry’s most extensive sales, distribution and service organization, which provides us with unique customer insights and strong relationships across the global commercial fitness equipment market. We sell directly into 13 countries and partner with a network of established dealers and distributors to reach over 150 additional countries. Our global distribution network provides an edge to capture growth in emerging markets and monetize fitness trends. Our focus on customer intimacy and a consultative sales approach creates strong, enduring customer relationships that result in sustainable and growing core revenue streams. We offer our customers a range of additional value-added services, including facility and infrastructure design consultation, post-sale support, preventative maintenance programs, digital and equipment customization, tailored financing options and training for personal trainers who utilize our equipment. Our focus on selling a suite of total solutions helps our customers unlock revenue opportunities that we anticipate will also activate new revenue streams for us.

•	Robust manufacturing and installation capabilities and a clear roadmap for operating improvement. We have strong production capabilities and maintain a constant focus on enhancing our manufacturing operations, with particular emphasis on reducing cycle time, decreasing variation and optimizing our portfolio. We believe our state-of-the-art facilities in the U.S. and Europe paired with our scale, manufacturing expertise and fixed cost base will allow us to improve margins while we produce, deliver and install products in a more predictable, efficient and expedient manner.

Our Growth Strategy

Life Fitness’ vision is to connect the world to fitness through a seamless combination of physical and digital solutions that link our leading installed base of equipment to the cloud ecosystem, other platforms and consumer technologies. We aim to achieve this vision through our two strategic pillars: product leadership and operational excellence. Our product leadership focus leverages over 40 years of experience in designing and building world class commercial fitness equipment to deliver superior outcomes for customers. This capability, combined with our continued focus on operational excellence, will allow us to further strengthen our position as the global fitness equipment leader.

Product Leadership

Our continued focus on designing, building, selling and supporting world class commercial fitness equipment will support profitable growth for Life Fitness. We plan to incorporate value-added services and digital solutions that use an open architecture approach into our industry-leading portfolio of connectable equipment. We believe we can capture incremental share of the growing equipment market and enhance margins by investing in new product development. Additionally, we will grow market share and margin through the monetization of connected consoles and our service and software solutions along with the continued development of our core equipment offering. We will continue to invest in product leadership across our portfolio with a particular focus in the following areas:

•	Grow the core. We will continue to invest in innovation of our core equipment offering in order to remain at the forefront of technology. We will optimize our portfolio to focus on the best product for each market need and offer comprehensive customer solutions through integrated equipment, software and service offerings. We believe these solutions will fortify our industry leading position within key brands such as Life Fitness and Hammer Strength to accelerate our market share growth by winning new customers and capturing more share of wallet among our existing customers.
•	Expand functional and group training. We are expanding our functional and group training offering in order to capitalize on the emerging fitness trends in these areas, drawing upon our understanding of human performance and biomechanics. We expect our innovation in these areas to drive growth in our accessories business and expand our functional strength offering through a virtual personal trainer and other content-rich solutions to guide exercisers through functional training workouts, create personalized user experiences and generate feedback. We also plan to continue developing and expanding the application of our ICG Connect and Coach by Color® digital solutions to create immersive group training offerings beyond group cycling. These solutions pair seamlessly with our equipment to help instructors and exercisers maximize the effectiveness of each class and track performance through color-based exertion tracking and an interactive leaderboard.
•	Leverage global go-to-market capability. We will continue to position our lifestyle brands to meet growing global interest in and demand for fitness facilities and fitness equipment while simultaneously anticipating and adapting to local market dynamics. Our sales force, dealers and distribution partners have deep relationships with our global customer base and are strategically positioned and well trained to help our customers differentiate their businesses and grow. Our commitment to continuously developing and improving our go-to-market capability to better serve our customers will continue to support our leading market position by making us an indispensable, long-term business partner.

•	Create digital solutions. Beyond innovation in physical equipment, we are accelerating the development of our technology portfolio to satisfy growing demand for digital fitness and connectivity solutions. Our recently introduced Halo platform is the foundation of the digital ecosystem through which we offer software and solutions. Today, Halo helps fitness facilities monitor equipment, optimize facility maintenance and improve day-to-day interactions with exercisers, including booking personal training sessions and group classes through a custom application. We continue to innovate with new offerings in the Halo digital ecosystem, including Halo Media, which leverages our large installed base to efficiently deliver innovative content solutions for operators and consumers. Halo Media Sponsored Content, our first beta offering, expands fitness facilities’ current business models by turning compatible Life Fitness connected cardio equipment into sources of incremental revenue through customized sponsored content displayed on consoles to exercisers during workouts. We expect our open architecture platform will accelerate technology adoption among our customers and, as a result, our growing installed base of premium connected consoles will be an essential asset that allows both Life Fitness and our commercial customers the ability to unlock meaningful digital revenue streams over time. Our Digital Ventures Group (“DVG”) is focused on rapid solutions development, business model transformation and venture collaboration – identifying leading technologies and entrepreneurs and helping them bring innovation to the fitness industry. We anticipate additional revenue streams will emerge for our business as we develop incremental product and digital offerings including additional services, software, application program interfaces (“API”) and linkage to third parties, integration of apps and wearables, as well as content and virtual experiences. Given the exposure to millions of exercisers and related data through our platform, we expect third parties will increasingly seek access to and benefit from our unique portal. We believe these digital solutions have the potential to generate profitable revenue streams that diversify our product offering beyond physical equipment sales and further strengthen our competitive advantage.

Operational Excellence

We view operational excellence as foundational to growing and strengthening our competitive position. By further advancing our mastery of business process fundamentals, we can better anticipate and meet the needs of our customers, which we believe will lead to expanding margins and increasing cash flow over time. We will continue to drive operational improvement and expand margins through several initiatives:

•	Accelerating innovation with a focus on being best-to-market with new products by further improving our new product development and introduction process while maintaining an unrelenting focus on quality and durability;
•	Optimizing our go-to-market strategy with a multi-faceted approach that leverages market intelligence and longstanding customer relationships while also maintaining continued investment in sales training and data analytics to strengthen our consultative sales model and customer insights;
•	Streamlining our sales, inventory, operations and planning processes, continuing our focus on reducing cycle time and portfolio optimization in our manufacturing operations and driving efficiency and quality within our transportation and logistics functions;
•	Increasing investment in best practices, data and systems, including our infrastructure and manufacturing platforms as well as more broadly incorporating Lean Six Sigma practices across our operations and functions; and
•	Optimizing our integrated manufacturing capabilities and augmenting them with an effective global supply base for complementary parts and components, which provides more opportunity for margin improvement and cost reductions as well as more effective use of working capital and capital expenditures.

We believe that Life Fitness has the scale, operating capabilities, engineering expertise, market understanding, market presence and energy to drive the best outcomes for fitness consumers and enhanced profitability for our commercial partners. We will seek to deliver attractive stockholder returns by further extending our leadership position in commercial fitness equipment and simultaneously building a seamless and complementary digital fitness offering.

Reorganization and Internal Transactions

In connection with the Spin-Off, we expect to undertake the Reorganization, following which Life Fitness will hold, directly or through its subsidiaries, the Fitness Business. We also expect to take certain actions related to our separation from Brunswick that will occur prior to the Distribution that relate to our capitalization, indebtedness and share ownership, which we refer to as the “Internal Transactions” and which are described in more detail under “Certain Relationships and Related Party Transactions—Agreements with Brunswick—Separation and Distribution Agreement”. We anticipate that in connection with the Spin-Off, we will incur indebtedness and, immediately prior to the Distribution, pay a dividend to Brunswick. The amount of any such dividend will depend upon our borrowing capacity, which, in turn, will depend upon our historic and anticipated business, financial performance and liquidity as well as market conditions, credit ratings and other factors, some of which are outside our control, as well as the amount of capital we need in order to be adequately capitalized after the Spin-Off. Additional information regarding the Reorganization, the Internal Transactions and our indebtedness following the Spin-Off will be provided in subsequent amendments to this Information Statement.

Emerging Growth Company Status

We are an emerging growth company, as defined in Section 3(a) of the Securities Exchange Act of 1934, or the “Exchange Act”, as amended by the Jumpstart Our Business Startups Act or the “JOBS Act”, enacted on April 5, 2012. For as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act”, reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements and exemptions from the requirement of holding a nonbinding advisory vote on executive compensation and stockholder approval on golden parachute compensation not previously approved.

Other Information

We are a Delaware corporation. Our principal executive offices are located at 9525 W. Bryn Mawr Avenue, Rosemont, IL 60018. Prior to the Spin-Off, our telephone number is (847) 735-4700. Our website address is www.lifefitness.com. Information contained on, or connected to, our website or Brunswick’s website is not being incorporated by reference into this Information Statement and does not and will not constitute part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

Overview of the Spin-Off

On March 1, 2018, Brunswick announced plans for the complete legal and structural separation of the Fitness Business from Brunswick.

To effect the separation, first, Brunswick will undertake the series of internal reorganizational transactions described under “Certain Relationships and Related Party Transactions—Agreements with Brunswick—Separation and Distribution Agreement”, or the “Reorganization”, so that Life Fitness will hold the Fitness Business. Brunswick will subsequently distribute at least 80.1% of our common stock to Brunswick’s stockholders and Life Fitness, holding the Fitness Business, will become an independent, publicly traded company.

Prior to completion of the Spin-Off, we intend to enter into a Separation and Distribution Agreement and several other agreements with Brunswick related to the Spin-Off. These agreements will govern the relationship between Brunswick and Life Fitness up to and after completion of the Spin-Off and allocate between Brunswick and Life Fitness various assets, liabilities and obligations, including employee benefits, intellectual property and tax-related assets and liabilities. See “Certain Relationships and Related Party Transactions” for more detail.

Completion of the Spin-Off is subject to the satisfaction or waiver of a number of conditions. In addition, Brunswick has the right not to complete the Spin-Off if, at any time, Brunswick’s board of directors (the “Brunswick Board”) determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Brunswick or its stockholders, or is otherwise not advisable. See “The Spin-Off—Conditions to the Spin-Off” for more detail.

Questions and Answers about the Spin-Off

The following provides only a summary of the terms of the Spin-Off. You should read the section entitled “The Spin-Off” in this Information Statement for a more detailed description.

Q:	What is the Spin-Off?
A:	The Spin-Off is the method by which we will separate from Brunswick. In the Spin-Off, Brunswick will distribute to its stockholders at least 80.1% of the outstanding shares of our common stock. Following the Spin-Off, we will be an independent, publicly traded company. Brunswick may elect to retain an ownership stake in Life Fitness, with any such stake not to exceed 19.9% of the outstanding shares of our common stock.
Q:	Will the number of Brunswick shares I own change as a result of the Spin-Off?
A:	No, the number of shares of Brunswick common stock you own will not change as a result of the Spin-Off.
Q:	What are the reasons for the Spin-Off?
A:	The Brunswick Board considered the following potential benefits in deciding to pursue the Spin-Off:
•	Enhanced Strategic and Operational Focus. Following the Spin-Off, Brunswick and Life Fitness each will have a more focused business and be better able to dedicate financial resources to pursue appropriate growth opportunities and execute strategic plans best suited to its respective business. Each company will leverage its areas of strength and differentiation to address distinct market trends and opportunities.
•	Simplified Organizational Structure and Resources. The Spin-Off will allow the management of each of Brunswick and Life Fitness to devote its time and attention to the development and implementation of strategies for the specific characteristics of its respective business. Each company will be better positioned to accelerate its decision-making processes, and thus adapt faster to customers’ changing needs, address specific market dynamics and target innovation and investments in select growth areas.
•	Capital Structure. The Spin-Off will enable each company to optimize its capital structure and capital allocation strategy to support its distinct growth profile and reflect its cash flow characteristics.

•	Distinct and Clear Financial Profiles and Compelling Investment Cases. Life Fitness and Brunswick’s retained business have different financial profiles, competitive challenges, growth and investment opportunities and capital needs. As separate companies, each company will be able to independently prioritize the allocation of resources and capital to best fit its distinct financial profile. The Spin-Off will allow investors to make independent investment decisions with respect to Brunswick and Life Fitness and will enable Life Fitness to achieve alignment with a more natural stockholder base. Investment in one or the other company may appeal to investors with different goals, interests and concerns.
•	Management Incentives. The Spin-Off will enable Life Fitness to more effectively motivate management and employees through the use of targets and stock-based compensation that more closely align its management and employee incentives with specific growth objectives, financial goals and business performance.
Q:	Why is the separation of Life Fitness structured as a spin-off?
A:	Brunswick believes that a distribution of shares in Life Fitness that is tax-free to Brunswick stockholders for federal income tax purposes is the most efficient way to separate the Fitness Business from Brunswick.
Q:	What will I receive in the Spin-Off in respect of my Brunswick common stock?
A:	As a holder of Brunswick common stock, you will receive a dividend of one share of our common stock for every shares of Brunswick common stock you hold on the Record Date (as defined below). The distribution agent will distribute only whole shares of our common stock in the Spin-Off. See “—How will fractional shares be treated in the Distribution?” for more information on the treatment of the fractional shares you may be entitled to receive in the Distribution. Your proportionate interest in Brunswick will not change as a result of the Spin-Off. For a more detailed description, see “The Spin-Off”.
Q:	What is being distributed in the Spin-Off?
A:	Brunswick will distribute approximately shares of our common stock in the Spin-Off, based on the approximately shares of Brunswick common stock outstanding as of , 2019. The actual number of shares of our common stock that Brunswick will distribute will depend on the total number of shares of Brunswick common stock outstanding on the Record Date. The shares of our common stock that Brunswick distributes will constitute at least 80.1% of the issued and outstanding shares of our common stock immediately prior to the Distribution. For more information on the shares being distributed in the Spin-Off, see “Description of Our Capital Stock—Common Stock”.
Q:	What is the record date for the Distribution?
A:	Brunswick will determine record ownership as of the close of business on , 2019, which we refer to as the “Record Date”.
Q:	When will the Distribution occur?
A:	The Distribution will be effective as of p.m., New York City time, on , 2019, which we refer to as the “Distribution Date”. On or shortly after the Distribution Date, the whole shares of our common stock will be credited in book-entry accounts for Brunswick stockholders entitled to receive the shares in the Distribution. See “—How will Brunswick distribute shares of our common stock?” for more information about how to access your book-entry account or your bank, brokerage or other account holding our common stock you receive in the Distribution on and following the Distribution Date.
Q:	What do I have to do to participate in the Distribution?
A:	You are not required to take any action, but we urge you to read this Information Statement carefully. Holders of Brunswick common stock on the Record Date will not need to pay any cash or deliver any other consideration, including any shares of Brunswick common stock, in order to receive shares of our common stock in the Distribution. In addition, no stockholder approval of the Distribution is required. We are not asking you for a vote and request that you do not send us a proxy card.

Q:	If I sell my shares of Brunswick common stock on or before the Distribution Date, will I still be entitled to receive shares of Life Fitness common stock in the Distribution?
A:	If you sell your shares of Brunswick common stock before the Record Date, you will not be entitled to receive shares of Life Fitness common stock in the Distribution. If you hold shares of Brunswick common stock on the Record Date and decide to sell them on or before the Distribution Date, you may choose to sell your Brunswick common stock with or without your entitlement to our common stock to be distributed in the Spin-Off. You should discuss these options with your bank, broker or other nominee. See “The Spin-Off—Trading Prior to the Distribution Date” for more information.
Q:	Is the completion of the Spin-Off subject to the satisfaction or waiver of any conditions?
A:	Yes, the completion of the Spin-Off is subject to the satisfaction, or the Brunswick Board’s waiver, of the following conditions:
•	the Brunswick Board shall have authorized and approved the Reorganization, the Internal Transactions (each, as described in “Certain Relationships and Related Party Transactions—Agreements with Brunswick—Separation and Distribution Agreement”) and the Distribution and not withdrawn such authorization and approval, and shall have declared the dividend of our common stock to Brunswick stockholders;
•	the ancillary agreements contemplated by the Separation and Distribution Agreement shall have been executed by each party to those agreements;
•	our common stock shall have been accepted for listing on or another national securities exchange approved by Brunswick, subject to official notice of issuance;
•	the Securities and Exchange Commission (the “SEC”) shall have declared effective our Registration Statement on Form 10, of which this Information Statement is a part, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;
•	the Reorganization (as described in “Certain Relationships and Related Party Transactions—Agreements with Brunswick—Separation and Distribution Agreement”) shall have been completed in accordance with the plan of reorganization pursuant to the Separation and Distribution Agreement (other than those steps that are expressly contemplated to occur at or after the Distribution);
•	the Internal Transactions (as described in “Certain Relationships and Related Party Transactions—Agreements with Brunswick—Separation and Distribution Agreement”) shall have been completed;
•	prior to the Distribution, Brunswick shall have delivered or cause to be delivered to us resignations, effective as of immediately after the Distribution, of each individual who will be an employee of Brunswick after the Distribution and who was an officer or director of Life Fitness or any of its subsidiaries immediately prior to the Distribution;
•	Brunswick shall have received the written opinion of Cravath, Swaine & Moore LLP, which shall remain in full force and effect, that, subject to the accuracy of and compliance with certain representations, warranties and covenants made in connection with such opinion and the Tax Matters Agreement, the Distribution will qualify for non-recognition of gain and loss under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”);
•	Brunswick shall have received a favorable private letter ruling (the “IRS Ruling”) from the U.S. Internal Revenue Service (the “IRS”) regarding certain U.S. Federal income tax consequences of the Spin-Off that continues to be effective and valid;

•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of Brunswick shall have occurred or failed to occur that prevents the consummation of the Distribution;
•	no other events or developments shall have occurred prior to the Distribution that, in the judgment of the Brunswick Board, would result in the Distribution having a material adverse effect on Brunswick or the stockholders of Brunswick;
•	prior to the Distribution, notice of Internet availability of this Information Statement or this Information Statement shall have been mailed to the holders of Brunswick common stock as of the Record Date;
•	prior to the Distribution, Brunswick shall have duly elected the individuals listed as members of our post-Distribution board of directors (“our Board”) in this Information Statement, and such individuals shall be the members of our Board effective immediately after the Distribution; provided, however, that to the extent required by any Law or requirement of or any other national securities exchange, as applicable, the existing directors shall appoint one independent director prior to the date on which “when-issued” trading of our common stock begins on the . This independent director shall begin his or her term prior to the Distribution and shall serve on our Audit Committee, Human Resources and Compensation Committee and Nominating and Corporate Governance Committee; and
•	immediately prior to the Distribution, our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws, each in substantially the form filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement is a part, shall be in effect.

The Brunswick Board may waive any of the above conditions to the extent the law permits such waiver. Brunswick may at any time until the Distribution decide to abandon the Distribution or modify or change the terms of the Distribution. See “The Spin-Off—Conditions to the Spin-Off” for more information.

Q:	How will Brunswick distribute shares of our common stock?
A:	Registered stockholders: If you are a registered stockholder (meaning you own your shares of Brunswick common stock directly through Brunswick’s transfer agent, Computershare Trust Company, N.A.), our distribution agent will credit the whole shares of our common stock you receive in the Distribution to a new book-entry account with our transfer agent, , on or shortly after the Distribution Date. Our distribution agent will mail you a book-entry account statement that reflects the number of whole shares of our common stock you own. You will be able to access information regarding your book-entry account holding the Life Fitness shares through our transfer agent, , at or by calling .

“Street name” or beneficial stockholders: If you own your shares of Brunswick common stock beneficially through a bank, broker or other nominee, your bank, broker or other nominee will credit your account with the whole shares of our common stock you receive in the Distribution on or shortly after the Distribution Date. Please contact your bank, broker or other nominee for further information about your account.

We will not issue any physical stock certificates to any stockholders, even if requested. See “The Spin-Off—When and How You Will Receive Life Fitness Shares” for a more detailed explanation.

Q:	How will fractional shares be treated in the Distribution?
A:	The distribution agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of Brunswick stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders

(net of any required withholding for taxes applicable to each holder). We anticipate that the distribution agent will make these sales in the “when-issued” market, and “when-issued” trades will generally settle within three trading days following the Distribution Date. See “—How will our common stock trade?” for additional information regarding “when-issued” trading and “The Spin-Off—Treatment of Fractional Shares” for a more detailed explanation of the treatment of fractional shares. The distribution agent will, in its sole discretion, without any influence by Brunswick or us, determine when, how, through which broker-dealer and at what price to sell the whole shares of our common stock. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either Brunswick or us.

Q:	What are the U.S. Federal income tax consequences to me of the Distribution?
A:	For U.S. Federal income tax purposes, no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder (as defined in “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off”) as a result of the Distribution, except with respect to any cash Brunswick stockholders receive in lieu of fractional shares. In addition, the aggregate tax basis of the Brunswick common stock and our common stock held by each U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the Brunswick common stock held by the U.S. Holder immediately before the Distribution, allocated between the Brunswick common stock and our common stock in proportion to their relative fair market values on the date of the Distribution (subject to certain adjustments).

See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off” for more information regarding the potential tax consequences to you of the Spin-Off.

Q:	What will Life Fitness’ relationship be with Brunswick following the separation?
A:	Following the Distribution, Brunswick stockholders will own directly at least 80.1% of the outstanding shares of common stock of Life Fitness, and Life Fitness will be a separate company from Brunswick. Brunswick may retain up to 19.9% of the outstanding shares of Life Fitness following the Distribution. Life Fitness will enter into a Separation and Distribution Agreement with Brunswick to effect the separation and to provide a framework for Life Fitness’ relationship with Brunswick after the separation and will enter into certain other agreements, including a Transition Services Agreement, a Tax Matters Agreement, an Employee Matters Agreement, a Trademark License Agreement, a Stockholder and Registration Rights Agreement with respect to Brunswick’s continuing ownership of Life Fitness common stock, if any, and certain other ongoing commercial agreements. These agreements will provide for the allocation between Life Fitness and Brunswick of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) of Brunswick and its subsidiaries attributable to periods prior to, at and after Life Fitness’ separation from Brunswick and will govern the relationship between Life Fitness and Brunswick subsequent to the completion of the Spin-Off. For additional information regarding the Separation and Distribution Agreement and other ancillary agreements contemplated thereby relating to the Spin-Off, see the sections entitled “Risk Factors—Risks Related to the Spin-Off” and “Certain Relationships and Related Party Transactions”.
Q:	How will Brunswick vote any shares of Life Fitness common stock it retains?
A:	Brunswick will agree to vote any shares of Life Fitness common stock that it retains in proportion to the votes cast by Life Fitness’ other stockholders and will also grant Life Fitness a proxy to vote its shares of Life Fitness common stock in such proportion. For additional information on these voting arrangements, see “Certain Relationships and Related Person Transactions—Stockholder and Registration Rights Agreement”.
Q:	What does Brunswick intend to do with any shares of Life Fitness common stock it retains?
A:	Brunswick currently plans to responsibly dispose of all of the Life Fitness common stock that it retains after the Distribution, which may include a sale of its shares for cash, within the 24-month period following the Distribution, subject to market conditions. Any shares Brunswick does not dispose of during such 24-month period will be sold or otherwise disposed of by Brunswick consistent with the business reasons for the retention of those shares, but in no event later than five years after the distribution.

Q:	Does Life Fitness intend to pay cash dividends?
A:	We have not yet determined our dividend policy, but we intend to do so prior to the completion of the Spin-Off and will disclose this policy in an amendment to this Information Statement. See “Dividend Policy” for more information.
Q:	Will Life Fitness incur any debt prior to or at the time of the Distribution?
A:	In connection with the Spin-Off, Life Fitness expects to incur indebtedness in connection with the Internal Transactions. Additional information regarding the Internal Transactions and our indebtedness following the Spin-Off will be provided in subsequent amendments to this Information Statement.
Q:	How will Life Fitness common stock trade?
A:	Currently, there is no public market for our common stock. We intend to list our common stock on under the symbol “ ”.

We anticipate that trading in our common stock will begin on a “when-issued” basis as early as two trading days prior to the Record Date for the Distribution and will continue up to and including the Distribution Date. “When-issued” trading in the context of a spin-off refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. “When-issued” trades generally settle within three trading days after the Distribution Date. On the first trading day following the Distribution Date, any “when-issued” trading of our common stock will end and “regular-way” trading will begin. “Regular-way” trading refers to trading after the security has been distributed and typically involves a trade that settles on the second full trading day following the date of the trade. See “The Spin-Off—Trading Prior to the Distribution Date” for more information. We cannot predict the trading prices for our common stock before, on or after the Distribution Date.

Q:	Will the Spin-Off affect the trading price of my Brunswick common stock?
A:	We expect the trading price of shares of Brunswick common stock immediately following the Distribution to be lower than the trading price immediately prior to the Distribution because the trading price will no longer reflect the value of the Fitness Business as a segment of Brunswick. There can be no assurance that, following the Distribution, the combined trading prices of the Brunswick common stock and our common stock will equal or exceed what the trading price of Brunswick common stock would have been in the absence of the Spin-Off.

It is possible that after the Spin-Off, the combined equity value of Brunswick and Life Fitness will be less than Brunswick’s equity value before the Spin-Off.

Q:	Do I have appraisal rights in connection with the Spin-Off?
A:	No. Holders of Brunswick common stock are not entitled to appraisal rights in connection with the Spin-Off.
Q:	Who is the transfer agent and registrar for Life Fitness common stock?
A:	We have not yet determined who the transfer agent and registrar for our common stock will be, but we expect to do so prior to the Spin-Off and will provide further information in an amendment to this Information Statement.
Q:	Are there risks associated with owning shares of Life Fitness common stock?
A:	Yes. Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Spin-Off and our ongoing contractual relationships with Brunswick. Following the Spin-Off, we will also face risks associated with being an independent, publicly traded company. Accordingly, you should read the “Risk Factors” section carefully.

Q:	Where can I get more information?
A:	If you have any questions relating to the mechanics of the Distribution, you should contact the distribution agent at:

Before the Spin-Off, if you have any questions relating to the Spin-Off, you should contact Brunswick at:

Investor Relations
Brunswick Corporation
26125 N. Riverwoods Blvd.
Suite 500
Mettawa, IL 60045
(847) 735-4700

After the Spin-Off, if you have any questions relating to Life Fitness, you should contact us at:

Summary of the Spin-Off

Distributing Company
Brunswick Corporation, a Delaware corporation that holds all of our common stock issued and outstanding prior to the Distribution. After the Distribution, Brunswick may elect to retain an ownership stake in Life Fitness, with any such stake not to exceed 19.9% of the shares of our common stock.
Distributed Company
Life Fitness, a Delaware corporation and a wholly owned subsidiary of Brunswick. At the time of the Distribution, we will hold, directly or through our subsidiaries, the assets and liabilities of the Fitness Business. After the Spin-Off, we will be an independent, publicly traded company.
Distributed Securities
At least 80.1% of the shares of our common stock owned by Brunswick, which will be at least 80.1% of our common stock issued and outstanding immediately prior to the Distribution. Brunswick may retain no more than 19.9% of the outstanding shares of common stock of Life Fitness following the Distribution. Based on the approximately          shares of Brunswick common stock outstanding on          , 2019, and applying the distribution ratio of one share of our common stock for every          shares of Brunswick common stock, approximately          shares of our common stock will be distributed.
Record Date
The Record Date is the close of business on          , 2019.
Distribution Date
The Distribution Date is          , 2019.
Reorganization
A portion of the Fitness Business is currently held by Brunswick and subsidiaries of Brunswick other than Life Fitness. In connection with the Spin-Off, Brunswick will undertake the Reorganization so that we hold, directly or through our subsidiaries, the entire Fitness Business. See “Certain Relationships and Related Party Transactions—Agreements with Brunswick—Separation and Distribution Agreement”.
Internal Transactions
We expect to undertake certain Internal Transactions related to our separation from Brunswick that will occur prior to the Distribution that relate to our capitalization, indebtedness and share ownership. We anticipate that in connection with the Spin-Off, we will incur indebtedness and, immediately prior to the Distribution, pay a dividend to Brunswick. The amount of any such dividend will depend upon our borrowing capacity, which, in turn, will depend upon our historic and anticipated business, financial performance and liquidity as well as market conditions, credit ratings and other factors, some of which are outside our control, as well as the amount of capital we need in order to be adequately capitalized after the Spin-Off.

See “Certain Relationships and Related Party Transactions—Agreements with Brunswick—Separation and Distribution Agreement”.

Distribution Ratio
Each holder of Brunswick common stock will receive one share of our common stock for every           shares of Brunswick common stock it holds on the Record Date. The distribution agent will distribute only whole shares of our common stock in the Spin-Off. See “The Spin-Off—Treatment of Fractional Shares” for more detail. Please note that if you sell your shares of Brunswick common stock on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of our common stock to be distributed in respect of the Brunswick shares that you sold. See “The Spin-Off—Trading Prior to the Distribution Date” for more detail.
The Distribution
On the Distribution Date, Brunswick will release the shares of our common stock to the distribution agent to distribute to Brunswick stockholders. Brunswick will distribute our shares in book-entry form and thus we will not issue any physical stock certificates. We expect that it will take the distribution agent up to two weeks to electronically issue shares of our common stock to you or your bank or brokerage firm on your behalf by way of direct registration in book-entry form. You will not be required to make any payment, surrender or exchange your shares of Brunswick common stock or take any other action to receive your shares of our common stock.
Fractional Shares
The distribution agent will not distribute any fractional shares of our common stock to Brunswick stockholders. Instead, the distribution agent will first aggregate fractional shares into whole shares, then sell the whole shares in the open market at prevailing market prices on behalf of Brunswick stockholders entitled to receive a fractional share, and finally distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). If you receive cash in lieu of fractional shares, you will not be entitled to any interest on the payments. The cash you receive in lieu of fractional shares generally will, for U.S. Federal income tax purposes, be taxable as described under “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off”.
Conditions to the Spin-Off
Completion of the Spin-Off is subject to the satisfaction, or the Brunswick Board’s waiver, of the following conditions:
•	the Brunswick Board shall have authorized and approved the Reorganization, the Internal Transactions (each, as described in “Certain

Relationships and Related Party Transactions—Agreements with Brunswick—Separation and Distribution Agreement”) and the Distribution and not withdrawn such authorization and approval, and shall have declared the dividend of our common stock to Brunswick stockholders;

•	the ancillary agreements contemplated by the Separation and Distribution Agreement shall have been executed by each party to those agreements;
•	our common stock shall have been accepted for listing on or another national securities exchange approved by Brunswick, subject to official notice of issuance;
•	the SEC shall have declared effective our Registration Statement on Form 10, of which this Information Statement is a part, under the Exchange Act, and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;
•	the Reorganization (as described in “Certain Relationships and Related Party Transactions—Agreements with Brunswick—Separation and Distribution Agreement”) shall have been completed in accordance with the plan of reorganization pursuant to the Separation and Distribution Agreement (other than those steps that are expressly contemplated to occur at or after the Distribution);
•	the Internal Transactions (as described in “Certain Relationships and Related Party Transactions—Agreements with Brunswick—Separation and Distribution Agreement”) shall have been completed;
•	prior to the Distribution, Brunswick shall have delivered or cause to be delivered to us resignations, effective as of immediately after the Distribution, of each individual who will be an employee of Brunswick after the Distribution and who is an officer or director of Life Fitness or any of its subsidiaries immediately prior to the Distribution;
•	Brunswick shall have received the written opinion of Cravath, Swaine & Moore LLP, which shall remain in full force and effect, that, subject to the accuracy of and compliance with certain representations, warranties and covenants made in connection with such opinion and the Tax Matters Agreement, the Distribution will qualify for non-recognition of gain and loss under Section 355 of the Code;

•	Brunswick shall have received an IRS Ruling regarding certain U.S. Federal income tax consequences of the Spin-Off that continues to be effective and valid;
•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of Brunswick shall have occurred or failed to occur that prevents the consummation of the Distribution;
•	no other events or developments shall have occurred prior to the Distribution that, in the judgment of the Brunswick Board, would result in the Distribution having a material adverse effect on Brunswick or the stockholders of Brunswick;
•	prior to the Distribution, notice of Internet availability of this Information Statement or this Information Statement shall have been mailed to the holders of Brunswick common stock as of the Record Date;
•	prior to the Distribution, Brunswick shall have duly elected the individuals listed as members of our Board in this Information Statement, and such individuals shall be the members of our Board effective immediately after the Distribution; provided, however, that to the extent required by any Law or requirement of or any other national securities exchange, as applicable, the existing directors shall appoint one independent director prior to the date on which “when-issued” trading of our common stock begins on the . This independent director shall begin his or her term prior to the Distribution and shall serve on our Audit Committee, Human Resources and Compensation Committee and Nominating and Corporate Governance Committee; and
•	immediately prior to the Distribution, our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws, each in substantially the form filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement is a part, shall be in effect.

The fulfillment of the foregoing conditions will not create any obligation on the part of Brunswick to complete the Spin-Off. We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our common stock and the SEC’s declaration of the effectiveness of the Registration Statement, in connection with the Distribution. Brunswick has the right not to complete the Spin-Off if, at any time prior to the consummation of the Distribution, the Brunswick Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Brunswick or its stockholders or is otherwise not advisable.

Trading Market and Symbol
We intend to file an application to list our common stock on          under the symbol “          ”. We anticipate that, as early as two trading days prior to the Record Date, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including the Distribution Date, and we expect that “regular-way” trading of our common stock will begin the first trading day after the Distribution Date.

We also anticipate that, as early as two trading days prior to the Record Date, there will be two markets in Brunswick common stock: (i) a “regular-way” market on which shares of Brunswick common stock will trade with an entitlement for the purchaser of Brunswick common stock to receive shares of our common stock to be distributed in the Distribution and (ii) an “ex-distribution” market on which shares of Brunswick common stock will trade without an entitlement for the purchaser of Brunswick common stock to receive shares of our common stock. See “The Spin-Off—Trading Prior to the Distribution Date”.
Tax Consequences to Brunswick Stockholders
For U.S. Federal income tax purposes, no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder (as defined in “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off”) as a result of the Distribution, except with respect to any cash received in lieu of a fractional share. In addition, the aggregate tax basis of the Brunswick common stock and our common stock held by each U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the Brunswick common stock held by the U.S. Holder immediately before the Distribution, allocated between the Brunswick common stock and our common stock in proportion to their relative fair market values on the date of the Distribution (subject to certain adjustments). See “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off”.

We urge you to consult your tax advisor as to the specific tax consequences of the Distribution to you, including the effect of any U.S. Federal, state, local or foreign tax laws and of changes in applicable tax laws.

Relationship with Brunswick after the Spin-Off
Following the Distribution, Brunswick may retain a stake in Life Fitness, with any stake not to exceed 19.9% of the outstanding common stock of Life Fitness. Brunswick intends to responsibly dispose of any Life Fitness common stock that it retains after the Distribution, which may include a sale of its shares for cash, within the 24-month period following the Distribution, subject to market conditions. Brunswick will sell or otherwise dispose of any shares it retained during such 24-month period consistent with the business reasons for the retention of those shares, but in no event later than five years after the Distribution. We intend to enter into several agreements with Brunswick related to the Spin-Off, which will govern our relationship with Brunswick up to and after completion of the Spin-Off and allocate between Brunswick and us various assets, liabilities, rights and obligations. These agreements include:
•	a Separation and Distribution Agreement that will set forth Brunswick’s and our agreements regarding the principal actions that both parties will take in connection with the Spin-Off and aspects of our relationship following the Spin-Off;
•	a Transition Services Agreement pursuant to which Brunswick and we will provide each other specified services on a transitional basis to help ensure an orderly transition following the Spin-Off;
•	a Tax Matters Agreement that will govern the respective rights, responsibilities and obligations of Brunswick and us after the Spin-Off with respect to all tax matters and will include restrictions to preserve the tax-free status of the Distribution;
•	an Employee Matters Agreement that will address employment, compensation and benefits matters, including the allocation and treatment of assets and liabilities relating to employees and compensation and benefits plans and programs in which our employees participate;

•	a Trademark License Agreement pursuant to which Brunswick will grant us a fully paid-up, royalty free, perpetual, non-exclusive license to use certain of Brunswick’s trademarks, tradenames and service marks in connection with the sale of products and offerings under the Brunswick Billiards brand name; and
•	a Stockholder and Registration Rights Agreement that will govern the respective rights, responsibilities and obligations of Brunswick and Life Fitness after the Spin-Off with respect to Brunswick’s continuing ownership of Life Fitness common stock.

We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions”, and describe some of the risks of these arrangements under “Risk Factors—Risks Relating to the Spin-Off”.

Dividend Policy
We have not yet determined our dividend policy, but we intend to do so prior to the Spin-Off and will disclose this policy in an amendment to this Information Statement. See “Dividend Policy”.
Transfer Agent and Registrar
We have not yet determined who the transfer agent and registrar for our common stock will be, but we expect to do so prior to the Spin-Off and we will provide further information in an amendment to this Information Statement.
Risk Factors
Our business faces both general and specific risks and uncertainties. Our business also faces risks relating to the Spin-Off and our ongoing contractual relationships with Brunswick. Following the Spin-Off, we will also face risks associated with being an independent, publicly traded company. Accordingly, you should read the “Risk Factors” section carefully.

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

We have derived the summary financial information as of December 31, 2017 and 2016 and for each of the years ended December 31, 2017, 2016 and 2015 from our audited Combined Financial Statements, which are included in the “Index to Financial Statements” section of this Information Statement. We have derived the summary financial information as of and for each of the six months ended June 30, 2018 and July 1, 2017 from our unaudited Condensed Combined Financial Statements, which are included in the “Index to Financial Statements” of this Information Statement. The historical results do not necessarily indicate the results expected for any future period.

The summary Unaudited Pro Forma Condensed Combined Financial Information as of and for the year ended December 31, 2017, and as of and for the six months ended June 30, 2018 will reflect adjustments to our historical financial results in connection with the Spin-Off and Distribution, including the Reorganization and Internal Transactions. The Unaudited Pro Forma Condensed Combined Statements of Operations will give effect to the Spin-Off and the Distribution as if they had occurred on January 1, 2017, the beginning of our most recently completed fiscal year. The Unaudited Pro Forma Condensed Combined Balance Sheet will give effect to these events as if they occurred as of June 30, 2018, our latest balance sheet date. The assumptions used and pro forma adjustments derived from such assumptions will be based on currently available information and we believe such assumptions are reasonable under the circumstances. See “Unaudited Pro Forma Condensed Combined Financial Information”.

The summary Unaudited Pro Forma Condensed Combined Financial Information will not be necessarily indicative of our results of operations or financial condition had the Distribution and Life Fitness’ anticipated post-separation capital structure been completed on the dates assumed. Such information may not reflect the results of operations or financial condition that would have resulted had Life Fitness been operating as a standalone, publicly traded company during such periods presented. In addition, such information may not necessarily be indicative of our future results of operations or financial condition.

You should read this summary financial data together with “Unaudited Pro Forma Condensed Combined Financial Information”, “Capitalization”, “Selected Historical Financial Data”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, and the Combined Financial Statements and accompanying notes included elsewhere in this Information Statement.

	Six Months Ended		Year Ended December 31,
	June 30, 2018(G)	July 1, 2017	2017	2016	2015
(in millions)
Results of operations data
Net sales	$495.4	$486.6	$1,035.0	$979.5	$794.1
Restructuring, exit, integration and impairment charges	1.8	9.3	32.8	12.7	—
Operating earnings(A)(B)	14.7	29.1	48.1	97.2	103.6
Earnings before income taxes(A)(B)	14.1	29.6	49.2	96.3	103.4
Net earnings(A)(B)(C)(D)	11.4	22.1	55.0	65.5	77.5
Effective tax rate(D)	19.1%	25.3%	(11.8)%	32.0%	25.0%

EBITDA(A)(B)(E)	$27.3	$41.9	$73.1	$117.4	$112.5
Adjusted EBITDA(E)	34.9	51.2	119.4	130.1	112.5
Adjusted Operating Earnings(F)	22.3	38.4	94.4	109.9	103.6
Adjusted Net Earnings(F)	17.4	27.0	66.7	74.2	69.5

Cash flow data
Net cash provided by operating activities	$22.4	$17.9	$44.2	$112.7	$45.2
Capital expenditures	8.6	15.5	25.2	36.0	16.8

	As of		As of December 31,
	June 30, 2018(G)	July 1, 2017	2017	2016
(in millions)
Balance sheet data
Total assets	$1,041.5	$993.0	$1,058.3	$992.3
(A)	For the six months ended June 30, 2018, the Company recorded a $1.6 million charge, $1.3 million after-tax, for costs related to product field campaigns. The full-year 2017 results include a $13.5 million charge, $8.9 million after-tax, for costs related to field campaigns pertaining to certain Cybex products designed prior to the acquisition as discussed in “Note 9—Commitments and Contingencies” in the Notes to the Combined Financial Statements and “Note 8—Commitments and Contingencies” in the Notes to the Condensed Combined Financial Statements.
(B)	For the six months ended June 30, 2018, Life Fitness recorded $4.2 million of charges, $3.4 million after-tax, for costs incurred in connection with the Spin-Off.
(C)	Net earnings includes $1.4 million and $5.3 million of after-tax restructuring, exit, integration and impairment charges for the six months ended June 30, 2018 and July 1, 2017, respectively. Net earnings includes $21.6 million and $8.1 million of after-tax restructuring, exit, integration and impairment charges for the years ended 2017 and 2016, respectively.
(D)	Income tax provision includes a net tax provision (benefit) of ($0.1) million and ($0.4) million for the six months ended June 30, 2018 and July 1, 2017, respectively, and includes a net tax provision (benefit) of ($18.8) million, $0.6 million and ($8.0) million for the years ended 2017, 2016 and 2015, respectively, related to special tax items. The income tax benefit from special tax items in 2017 is primarily related to the write-down of net deferred tax liabilities resulting from the impact of the reduction in the U.S. statutory rate from 35% to 21% as as result of the Tax Cuts and Jobs Act (“TCJA”). The income tax benefit from special tax items in 2015 is primarily related to the internal restructuring of foreign entities.
(E)	EBITDA, a non-GAAP measure, is defined as our net earnings calculated in accordance with GAAP, adjusted for net interest (income) expense and income tax expense (benefit), on the Combined Statement of Operations and on the Condensed Combined Statement of Comprehensive Income, and depreciation and amortization, on the Combined and Condensed Combined Statements of Cash Flows. Adjusted EBITDA, a non-GAAP measure, is defined as our EBITDA adjusted for restructuring, exit, integration and impairment charges and other costs. See “—Non-GAAP Financial Information” below for an explanation and reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable GAAP measure.
(F)	Adjusted Operating Earnings, a non-GAAP measure, is defined as our operating earnings calculated in accordance with GAAP, adjusted for restructuring, exit, integration and impairment charges, product field campaign costs and spin-off charges. Adjusted Net Earnings, a non-GAAP measure, is defined as our net earnings calculated in accordance with GAAP, adjusted for tax-effected restructuring, exit, integration and impairment charges, tax-effected product field campaign costs, tax-effected spin-off charges and special tax items. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Information” on page 99 for an explanation and reconciliation of Adjusted Operating Earnings and Adjusted Net Earnings to the most directly comparable GAAP measures.
(G)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability” and “Note 2—Significant Accounting Policies” in the Notes to the Condensed Combined Financial Statement for a discussion of comparability.

Non-GAAP Financial Information

It is management’s intent to provide financial measures not in accordance with accounting principles generally accepted in the United States (“non-GAAP financial measures”) to enhance investors’ understanding of our financial information prepared in accordance with accounting principles generally accepted in the United States (“GAAP”), and such information should be considered by the reader in addition to, but not instead of, the financial statements prepared in accordance with GAAP. Please see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Information” for additional information.

The following table presents a reconciliation of the GAAP financial measure of net earnings to the non-GAAP financial measures of EBITDA, Adjusted EBITDA and EBITDA margin and Adjusted EBITDA margin:

	Six Months Ended		Year Ended December 31,
	June 30, 2018	July 1, 2017	2017	2016	2015
($ in millions)
Net sales – GAAP	$495.4	$486.6	$1,035.0	$979.5	$794.1

Net Earnings – GAAP	$11.4	$22.1	$55.0	$65.5	$77.5
Net interest (income) expense	0.4	0.5	0.8	0.3	(0.3)
Tax expense (benefit)	2.7	7.5	(5.8)	30.8	25.9
Depreciation	9.9	9.0	17.4	16.6	9.2
Amortization	2.9	2.8	5.7	4.2	0.2
EBITDA(A) (non-GAAP)	27.3	41.9	73.1	117.4	112.5
Restructuring, exit, integration and impairment charges(B)	1.8	9.3	32.8	12.7	—
Other costs	5.8	—	13.5	—	—
Adjusted EBITDA(A) (non-GAAP)	$34.9	$51.2	$119.4	$130.1	$112.5

EBITDA Margin %(A) (non-GAAP)	5.5%	8.6%	7.1%	12.0%	14.2%

Adjusted EBITDA Margin %(A) (non-GAAP)	7.0%	10.5%	11.5%	13.3%	14.2%
(A)	EBITDA, a non-GAAP measure, is defined as our net earnings calculated in accordance with GAAP, adjusted for net interest (income) expense and income tax expense (benefit), on the Combined and Condensed Combined Statements of Operations, and depreciation and amortization, on the Combined and Condensed Combined Statements of Cash Flows. Adjusted EBITDA, a non-GAAP measure, is defined as our EBITDA adjusted for restructuring, exit, integration and impairment charges and other costs. We may also utilize for analysis purposes an EBITDA Margin, which is our EBITDA divided by our net sales, and Adjusted EBITDA Margin, which is our Adjusted EBITDA divided by our net sales, with the most directly comparable GAAP measure for each being our net earnings divided by our net sales.
(B)	For a description of Restructuring, exit, integration and impairment charges, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Information”.

We use EBITDA, Adjusted EBITDA, EBITDA Margin and Adjusted EBITDA Margin, non-GAAP financial measures, to evaluate and assess the operational strength and performance of our business. We believe the non-GAAP financial measures above are relevant and useful for investors because they allow investors to have a better understanding of our actual operating performance unaffected by the impact of interest, taxes, depreciation, amortization, restructuring, exit, integration and impairment charges and other costs. Certain adjustment items, while periodically affecting our results, may vary significantly from period to period and have disproportionate effect in a given period, affecting the comparability of our results. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability.”

These non-GAAP financial measures should not be viewed as a substitute for, or superior to, net earnings (as defined under GAAP), the most directly comparable GAAP measure, as a measure of our operating performance.

RISK FACTORS

You should carefully consider all of the information in this Information Statement and each of the risks described below, which we believe are the principal risks that we face.

Any of the following risks could materially adversely affect our business, financial condition and results of operations and the actual outcome of matters as to which forward-looking statements are made in this Information Statement.

Risks Relating to Our Business

The loss of significant business from one or more of our customers could materially adversely affect our business, financial condition and results of operations.

Our business materially depends on a small number of significant customers. From time to time, contracts with these significant customers come up for renewal. In fiscal year 2017, sales to our largest customer, Planet Fitness, Inc. (“Planet Fitness”), made pursuant to an exclusive contract, accounted for approximately 12% of our total sales. In 2018, we were involved in a competitive request for proposal and contract negotiations with Planet Fitness. The resulting new contract with Planet Fitness is not exclusive to us, and allows Planet Fitness to purchase from Life Fitness or two of its competitors. We cannot be certain how much business we will retain or lose as a result of this new contract. Similarly, we cannot be certain we will be able to renew other contracts with important customers, or renew them on consistent or more favorable terms. The loss of one or several of our important customers, or a significant reduction in our business with any of them, could materially adversely affect our business, financial condition and results of operations. In addition, certain customers could try to negotiate more favorable pricing of our products, which could adversely affect our margins. Our concentration of customers may also increase our overall exposure to credit risk.

We face significant competition in the fitness equipment industry and our ability to compete successfully depends on successfully introducing new or improved products and services at competitive prices. Failure to compete successfully could materially adversely affect our business, financial condition and results of operations.

The fitness equipment industry is highly competitive, characterized by several major international companies that comprise the majority of the market as well as smaller manufacturers, creating a highly fragmented, competitive landscape. Our principal competitors in the fitness equipment industry are TechnoGym, Precor and Matrix. Our competitors include companies with strong name recognition along with extensive financial and other resources. Competition in the fitness equipment industry is based on a number of factors such as price, product quality, market channels, technology and innovation. The introduction of lower-priced alternative products, new technology or new services by other companies can hurt our competitive position. If we are unable to keep pace with our competitors’ product introductions or innovations or sustain our own innovation and differentiate our business from lower-priced alternatives, our business, financial condition and results of operations could be materially adversely affected.

We believe that our customers look for and expect quality, innovation, advanced features, installation and additional services when evaluating and making purchasing decisions about products in the marketplace. Our ability to remain competitive and meet our growth objectives could be materially adversely affected by difficulties or delays in product development, such as an inability to develop viable new or improved products, gain market acceptance of new products, generate sufficient capital to fund new product development or obtain adequate intellectual property protection for new products. To meet ever-changing consumer demands, both timing of market entry and pricing and cost of new or improved products are critical. As a result, we may not be able to introduce new products that are necessary to remain competitive in the fitness market. Furthermore, we must continue to meet or exceed customers’ expectations regarding product quality as well as timely and accurate installation and delivery.

Shifting consumer preferences in the broader fitness industry away from our existing key health club customers could materially adversely affect our business, financial condition and results of operations.

Beyond equipment, the fitness industry more broadly is experiencing a shift as consumers have an increasing number of exercise options. Our business depends on the continued viability of health clubs and their ability to attract and retain members and reinvest in products, thereby driving equipment and service revenue to fitness equipment manufacturers like Life Fitness. Health clubs include traditional clubs, budget clubs, premium clubs and boutiques. Changes in consumer preferences away from traditional clubs and in-home fitness equipment may weaken certain of our customers’ market position and may lessen their demand for our products. In response to changing consumer preferences, new competitors may enter the fitness industry and existing participants may create enhanced offerings. For example, new competitive business models targeting the boutique fitness trend, such as Peloton®’s high-end cardio equipment plus a content subscription business model, have emerged and threaten the traditional club model. In addition, certain workout routines provided by digital content-providers and functional training exercises require minimal or no fitness equipment. If the consumer trend toward “equipment light”, TRX® suspension training and body weight training continues, our product sales may decrease. As a result of shifting consumer preferences, we also face competition from secondary sources who operate in parallel or overlapping fitness markets, such as marketers of mobile device applications focused on fitness training and coaching on mobile platforms, manufacturers of activity trackers and providers of group fitness experiences, such as cross-fit classes and running or cycling clubs.

Our ability to maintain and increase our revenue and market share depends on our ability, and to a certain extent our customers’ ability, to anticipate, identify and react to changing consumer preferences in a timely manner. A failure to anticipate and respond in a timely manner to changing consumer preferences and shifts in the fitness industry could lead to, among other things, lower sales and excessive inventory levels and our business, financial condition and results of operations could be materially adversely affected.

Failure to successfully implement or execute against our strategic plan and growth initiatives could materially adversely affect our business, financial condition and results of operations.

Our ability to generate cash flow and profits depends partly on the successful execution of our strategic plan and growth initiatives. Our strategic plan and growth initiatives require significant investment and management attention, including optimizing our product portfolio, focusing on operations, making acquisitions and expanding into new adjacent markets and customers. Currently, we are focused on continuing to invest in core equipment, expanding functional and group training product offerings, leveraging global go-to-market capabilities and creating digital solutions. We may not be able to execute on our growth strategy for a variety of reasons. We also are focused on operating improvement initiatives to reduce existing inventory levels and accelerate delivery and logistics efficiency while further improving operating effectiveness and margins. In the past, we have had periods of high inventory levels and have experienced disruptions in our distribution networks that have prevented us from consistently delivering products to customers on time. We may not be able to execute on our operating initiatives as quickly as we have targeted. Any new initiative is subject to certain risks, including customer acceptance, competition, the ability to manufacture products on schedule, to specification and at competitive prices, the ability to create the necessary supply chain, the ability to select the best freight and installation partners or the ability to attract and retain qualified management and other personnel. We cannot assure you that we will be able to develop and successfully implement our strategic plan and growth initiatives in a manner that achieves our strategic objectives.

Higher energy and fuel costs, increased demand for shipping carriers and transportation disruptions may increase operating expenses, which could materially adversely affect our business, financial condition and results of operations.

Our business depends upon energy and fuel to run our manufacturing facilities, ship materials from suppliers and ship products to customers. Higher energy and fuel costs as well as growing demand for shipping carriers may increase operating expenses at our manufacturing facilities and distribution centers. In 2017 and 2018, we incurred higher than anticipated freight costs for shipping and installation due to new product launches, increased use of air freight to meet production and facility installation schedules and market-wide rate increases for freight services. Additionally, disruptions at major ports and shipping hubs around the world have adversely affected our ability to transport raw materials and product parts and components to our facilities and products to our distributors and customers, potentially resulting in increased transportation costs and lost sales. Labor disputes or other disruptions at ports create risks for our business, particularly if work slowdowns, lockouts, strikes or other disruptions occur. Any of these events could materially adversely affect our business, financial condition and results of operations.

Changes in currency exchange rates could materially adversely affect our business, financial condition and results of operations.

A material portion of our business is conducted internationally. A strong U.S. dollar could materially adversely affect our business, financial condition and results of operations. Historically, Brunswick hedged significant currency exposures for our business and we anticipate that Life Fitness will continue to hedge currency exposures in a similar manner. However, we cannot assure you that we will be able to hedge against all currency risks, especially over the long term.

We sell products manufactured in the U.S. into certain international markets in U.S. dollars, including to Canada, Europe and Latin America. In 2017, net sales outside the U.S. comprised approximately 46% of our total net sales and 21% were transacted in a currency other than U.S. dollars. Demand for our products in international markets may be diminished by a strengthening U.S. dollar, or we may need to lower prices to remain competitive. We maintain a diversified cost position, but some of our competitors with cost positions based outside the U.S., including Asian-based fitness equipment manufacturers and a European-based fitness equipment manufacturer, may have an improved cost position due to a strengthening U.S. dollar, which could result in pricing pressures on our products.

Our business, financial condition and results of operations could be materially adversely affected by increased costs or disruption of supply of raw materials, parts and product components we buy from third-party suppliers.

We rely on third parties to supply raw materials used in the manufacturing process, including steel, aluminum, resins and oil, as well as product parts and components, such as drive motors, belts, running decks, molded plastic components, electronics and video monitors. The prices for these raw materials, parts and components fluctuate depending on market conditions and, in some instances, commodity prices. Substantial increases in the prices of raw materials, parts and components, including the cost of freight to ship raw materials, parts and components to our manufacturing facilities, would increase our operating costs and reduce our profitability if we are unable to recoup the increased costs through higher product prices. Similarly, if a critical supplier were to close its operations, cease manufacturing, or otherwise fail to deliver a component necessary to our manufacturing operations, that could detrimentally affect our ability to manufacture and sell our products, resulting in an interruption in business operations and/or a loss of sales.

Changes in international trade policy could materially adversely affect our business, financial condition and results of operations.

All of our products involve raw materials, parts and components supplied by third-party suppliers, which are mainly located in Taiwan, China, Mexico and Indonesia. Additionally, we make significant sales to customers worldwide, in particular to customers in Europe and Asia-Pacific. Most of our imported cardio products and components are potentially subject to duties or tariffs that are affected by the cost and quantity of various types of goods imported into the U.S. or our other markets. The current administration has indicated that it may seek changes to or withdraw the United States from various international treaties and trade arrangements.

Changes in laws and policies governing foreign trade could adversely affect our business. As a result of recent policy changes, there may be greater restrictions and economic disincentives on international trade. These include changes in U.S. trade policy as well as retaliatory actions instituted by affected countries, and certain foreign government actions, including trade sanctions on certain U.S. goods. Life Fitness, similar to many other global businesses, is affected by changes to the trade policies of the U.S. and foreign countries (including governmental action related to tariffs and international trade agreements).

Uncertainty regarding policies affecting global trade may make it difficult for our management to accurately forecast our business, and increases in the duties, tariffs and other charges imposed on our products by the United States or other countries in which raw materials, parts and components of our products are manufactured or in which our products are sold, or other restraints on international trade, could materially adversely affect our business, financial condition and results of operations.

A delay in sourcing raw materials, parts and components sourced outside the United States through port operations and customs in a timely manner could result in reduced manufacturing, lower sales, canceled sales orders or unanticipated inventory shortages or accumulations. Our business depends on our ability to source raw materials, parts and components and distribute products in a timely manner. As a result, we rely on the free flow of goods through open and operational ports worldwide. Any of these factors could result in reduced manufacturing, lower sales, canceled sales orders or unanticipated inventory shortages or accumulations and could materially adversely affect our business, financial condition and results of operations.

We have a fixed cost base that could materially adversely affect our profitability in a declining sales environment.

The fixed cost levels of operating manufacturing facilities have and can put additional pressure on profit margins when sales and production decline. Our profitability model is dependent, in part, on our ability to spread fixed costs over an increasing revenue base. If we are required to reduce our rate of production, gross margins could be negatively affected unless we are able to lower fixed costs accordingly. Consequently, decreased demand or the need to reduce inventories could impede our ability to absorb fixed costs and could materially adversely affect our business, financial condition and results of operations.

Worldwide economic conditions significantly affect our industry and business, and economic decline, including a decline in credit and capital market conditions, could materially adversely affect our business, financial condition and results of operations.

In times of economic uncertainty and contraction, our customers, particularly commercial customers such as fitness clubs, may become cautious about expanding or to make other investments and may reduce or defer their capital expenditures for items such as fitness equipment, which could materially adversely affect our business, financial condition and results of operations. In addition, economic conditions could make it more difficult for us to collect amounts as they become due to us.

Our ability to access well-functioning capital markets is also important to our business. Adverse global economic conditions, market volatility and regulatory uncertainty could lead to volatility and disruptions in the capital and credit markets. This could adversely affect our ability to access capital and credit markets or increase the cost to do so, which could materially adversely affect our business, financial condition and results of operations.

Our current and future products may experience quality problems, including defects that from time to time can result in adverse publicity, product recalls and warranty claims in excess of our related reserves, resulting in unanticipated expense and deterioration of our competitive position, which could materially adversely affect our business, financial condition and results of operations.

We sell complex products that could contain design and manufacturing defects in their materials, hardware and software. These defects could include defective materials or components that can unexpectedly interfere with the products’ intended operations, cause user injuries or cause property damage. Although we extensively and rigorously test new and enhanced products and services before their release, we cannot assure we will be able to prevent, detect or fix all defects. Failure to prevent, detect or fix defects, or an increase in defects, could result in a variety of consequences, including a greater number of product returns than expected from customers and retailers, increases in warranty costs, regulatory proceedings, product recalls and litigation and could affect our competitive position. In the U.S., we are subject to the Federal Trade Commission and Consumer Product Safety Commission (“CPSC”), in Canada we adhere to the standards set by the Canada Consumer Product Safety Act and in the European Economic Area, we are subject to the European Conformity (“CE”) regime under Directive 93/68/EEC. A failure to satisfy these and other product safety regulatory requirements could result in fines or penalties. For example, in the fourth quarter of 2017, we recorded a $13.5 million charge for costs attributable to field campaigns reported to the CPSC pertaining to certain Cybex products. The Cybex products reported to the CPSC were designed prior to the Cybex acquisition, which was completed in January 2016, and we are pursuing indemnification from the seller for these charges under the Cybex purchase agreement. In the second quarter of 2018, we also discovered and reported to the CPSC a safety issue related to our PowerMill product.

Our products also carry warranties for defects in quality and workmanship for varying periods, which can be extended by our customers’ purchase of extended warranty contracts. While we maintain reserves for recalls, product liability claims and warranty claims, if such recalls and claims were to materially exceed anticipated levels or the actual costs of servicing recalls, product liability or warranty claims were to materially exceed our reserves, it could materially adversely affect our business, financial condition and results of operations.

Litigation and other commitments and contingencies could materially adversely affect our business, financial condition and results of operations.

We face risks arising from various unasserted and asserted litigation matters, including, but not limited to product liability, patent infringement, warranty, property damage claims, intellectual property rights, employment disputes and contractual disputes. We expect that we will continue to be involved in litigation in the ordinary course of business. Actual losses from claims and litigation may exceed accruals for known potential liabilities, negatively impacting our results of operations. We may experience material losses in the future, incur significant costs to defend claims or issue product recalls, be subjected to fines or penalties, or experience claims in excess of our insurance coverage or that are not covered by insurance. Furthermore, our reputation may be adversely affected by such claims, whether or not successful, including potential negative publicity about our products, all of which could materially adversely affect our business, financial condition and results of operations.

In the ordinary course of business, we may make certain commitments, including representations, warranties and indemnities relating to current and past operations and issue guarantees of third-party obligations. Additionally, we will be required to indemnify Brunswick for amounts related to liabilities allocated to, or assumed by, us under each of the Separation and Distribution Agreement, the Transition Services Agreement, the Employee Matters Agreement, the Tax Matters Agreement, the Trademark License Agreement and the Stockholder and Registration Rights Agreement. If we were required to make payments, such payments could be significant and could exceed the amounts we have accrued for them, which could materially adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations could be materially adversely affected by potential liability related to our arrangement of third-party financing for customers as well as worldwide credit conditions.

Most commercial fitness customers use long term financing to fund purchases. We offer our commercial customers, such as fitness clubs, access to leasing and other financing products offered by third-party providers. While most of these financings are without recourse, in certain cases, we may offer a guaranty or other recourse provisions for which we may receive a fee. For the years ended December 31, 2017 and 2016, our maximum potential cash obligations associated with these customer financing arrangements were $41.0 million and $33.8 million, respectively. While we maintain a reserve for estimated losses under these recourse provisions, if actual losses were to materially exceed the related reserve, our business, financial condition and results of operations could be materially adversely affected.

Fiscal policy could have a material adverse impact on worldwide economic conditions, the financial markets, and availability of credit and, consequently, could materially adversely affect our business, financial condition and results of operations. Credit market conditions, while improved, are still less favorable overall than those in existence prior to the global recession in 2008. If credit conditions worsen and adversely affect the ability of customers to finance potential purchases at acceptable terms and interest rates, it could result in a decrease in sales or delay improvement in sales.

An impairment in the carrying value of goodwill, trade names and other long-lived assets could materially adversely affect our business, financial condition and results of operations.

Goodwill and indefinite-lived intangible assets, such as our trade names, are recorded at fair value at the time of acquisition and are not amortized, but are reviewed for impairment at least annually or more frequently if impairment indicators arise. In evaluating the potential for impairment of goodwill and trade names, we make assumptions regarding future operating performance, business trends and market and economic conditions. Such analyses further require us to make certain assumptions about sales, operating margins, growth rates and discount rates. Uncertainties are inherent in evaluating and applying these factors to the assessment of goodwill and trade name recoverability. We could be required to evaluate the recoverability of goodwill or trade names prior to the annual assessment if we experience business disruptions, unexpected significant declines in operating results, a divestiture of a significant component of our business or declines in market capitalization. In 2017, we recorded a $13.9 million indefinite-lived intangible asset impairment charge related to the Cybex trade name and we recorded a further impairment charge of $8.1 million related to the Cybex trade name in the third quarter of 2018. See “Note 13—Subsequent Events” in the Notes to the Condensed Combined Financial Statements.

We also continually evaluate whether events or circumstances have occurred that indicate the remaining estimated useful lives of our definite-lived intangible assets and other long-lived assets may warrant revision or whether the remaining balance of such assets may not be recoverable. We use an estimate of the related undiscounted cash flow over the remaining life of the asset in measuring whether the asset is recoverable.

If our future operating performance is not sufficient, we could be required to record non-cash impairment charges. Impairment charges could substantially affect our results of operations in the periods such charges are recorded. In addition, impairment charges could indicate a reduction in business value which could limit our ability to obtain adequate financing in the future. As of June 30, 2018, our balance sheet included $390.5 million of goodwill.

Our business, financial condition and results of operations could be materially adversely affected by revenue and operating risk associated with international customers and operations.

We intend to continue to expand our international operations and customer base as part of our growth strategy. Sales outside the United States, especially in emerging markets, are subject to various risks, including government embargoes or foreign trade restrictions, foreign currency effects, tariffs and trade policies, customs duties, inflation, difficulties in enforcing agreements and collecting receivables through foreign legal systems, difficulties in applying complex or ambiguous tax laws, compliance with international laws, treaties and regulations and unexpected changes in regulatory environments, disruptions in distribution and dependence on foreign personnel and unions, as well as economic and social instability. In addition, there may be tax inefficiencies in repatriating cash from non-U.S. subsidiaries, or tax laws that affect this process may change. Instability, including, but not limited to, political events, civil unrest and an increase in criminal activity, in locations where we maintain a significant presence could adversely impact our manufacturing and, consequently, could materially adversely affect our business, financial condition and results of operations. Decreased stability poses a risk of business interruption and delays in shipments of materials, components and finished goods, as well as a risk of decreased local retail demand for our products.

In addition, global political, trade and economic uncertainty and shifts, such as the ongoing negotiations to determine the future terms of the U.K.’s relationship with the EU (Brexit), pose risks of volatility in global markets, which could affect our operations and financial results. Changes in U.S. policy regarding foreign trade or manufacturing may create negative sentiment about the U.S. among non-U.S. customers, employees or prospective employees, which could adversely affect our business, sales, hiring and employee retention. If we continue to expand our business globally, our success will depend, in part, on our ability to anticipate and effectively manage these and other risks, which could materially adversely affect our international operations, our business, financial condition and results of operations.

Inability of our distributors to secure adequate access to capital could materially adversely affect our business, financial conditions and results of operations.

Our distributors require adequate liquidity to finance their operations, including purchasing our products. Distributors are subject to numerous risks and uncertainties that could unfavorably affect their liquidity positions, including, among other things, continued access to adequate financing sources on a timely basis on reasonable terms. These financing sources are vital to our ability to sell products through our distribution network.

Many factors continue to influence the availability and terms of financing available from financing sources to our distributors, including:

•	our distributors’ ability to access certain capital markets, such as the securitization and the commercial paper markets, and to fund their operations in a cost-effective manner;
•	the performance of financing sources’ overall credit portfolios;
•	financing sources’ willingness to accept the risks associated with lending to distributors; and
•	the overall creditworthiness of our distributors.

Our sales could be adversely affected if financing terms change unfavorably. This could require distributors to find alternative sources of financing, including our direct financing to distributors, which could require additional capital to fund the associated receivables.

Our business, financial condition and results of operations depend on our ability to attract and retain adequate skilled labor and on the successful implementation of succession plans for key personnel.

Our future success depends on, among other factors, our ability to attract and retain qualified personnel, including executives and skilled labor. Availability of skilled hourly workers is critical to our operations. We may experience difficulty maintaining desired staffing levels with unemployment rates at low levels in many of the geographic areas in which we manufacture or distribute goods. The loss of qualified personnel, our inability to attract new qualified employees or adequately train employees or a delay in hiring key personnel, could materially adversely affect our business, financial condition and results of operations.

Any significant unplanned downtime or material disruption at one or more of our manufacturing facilities or logistics operations could materially adversely affect our business, financial condition and results of operations.

We manufacture most of our products at manufacturing facilities that we lease or own in the United States and in Hungary. We seek to run our production facilities efficiently and rely on the integrity of our logistics operations for the uninterrupted operations of business. While we continue to make significant capital improvements at our manufacturing facilities and invest in our supply chain systems, operational issues have occurred in the past and may occur in the future, including operational issues that could cause delays or damage our manufacturing process. Unplanned interruptions, including disruptions in our supply chain and in our production capabilities, adversely affect our production costs and product lead times, and could materially adversely affect our business, financial condition and results of operations during the affected period.

Our manufacturing facilities and logistics operations are also subject to the risk of catastrophic loss and material disruptions due to unanticipated events such as fires, explosion, severe weather conditions, earthquake or other natural disasters, personal injury or major accidents, acts of terrorism, prolonged power failures or other operational and logistical problems that we or a third-party on which we rely may experience. Depending on the nature, extent and length of any operational interruption due to any such event, the results could materially adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations could be materially adversely affected by the loss of a contract manufacturer or component supplier, any material disruption in one or more of our contract manufacturers’ or component suppliers’ operations or the need to change or add contract manufacturers or component suppliers.

We depend on the operations of our contract manufacturers and component suppliers, the majority of which operate outside the U.S., primarily in Taiwan, China, Mexico and Indonesia. Although the contract manufacturing services and component suppliers required to manufacture and assemble our products may be readily available from a number of established manufacturers and suppliers, it is time consuming and costly to qualify and implement these relationships. As a result, if any of our contract manufacturers or component suppliers were to terminate their relationship with us, suffer an interruption in their businesses, or experience delays, disruptions or quality control problems in their manufacturing operations, or we have to change or add contract manufacturers or component suppliers, our ability to timely fulfill customer orders and ship our products could be harmed, and our business, financial condition and results of operations could be materially adversely affected.

Our success depends upon the continued strength of our fitness brands, and a failure to adequately promote and protect our brands could materially adversely affect our business, financial condition and results of operations.

We believe that our fitness brands significantly contribute to our success, and that maintaining and enhancing these brands is important to maintaining and expanding our customer base. A failure to adequately promote and protect our brands could materially adversely affect our business, financial condition and results of operations. In particular, we consider the Life Fitness and Hammer Strength brands of material importance to our business. If the value of our Life Fitness or Hammer Strength brands were eroded, for reasons including changing consumer preferences, product defects or a failure to invest in new Life Fitness products or technology, our business, financial condition and results of operations could be materially adversely affected.

Our inability to successfully acquire and integrate other businesses, assets, products or technologies or realize the financial and strategic goals that were contemplated at the time of any transaction could materially adversely affect our business, financial condition and results of operations.

We actively evaluate acquisitions and strategic investments in businesses, products or technologies that we believe could complement or expand our business or otherwise offer growth or cost-saving opportunities. An investment in, or acquisition of, complementary businesses, products or technologies in the future could materially decrease the amount of our available cash or require us to seek additional equity or debt financing. We may not be successful in negotiating the terms of any potential acquisition, conducting thorough due diligence, financing the acquisition or effectively integrating the acquired business, product or technology into our existing business and operations. Our due diligence may fail to identify all of the problems, liabilities or other shortcomings or challenges of an acquired business, product or technology, including issues related to intellectual property, product quality or product architecture, regulatory compliance practices, revenue recognition or other accounting practices or employee or customer issues.

Brunswick has made acquisitions in the recent past relating to the Fitness Business and our future success depends on our ability to achieve synergies or other benefits we expected to achieve in connection with those acquisitions. Additionally, in connection with any acquisitions we complete, we may incur unanticipated expenses, write-downs, impairment charges or unforeseen liabilities that could materially adversely affect our business, financial condition and results of operations, or we may have difficulty integrating the acquired businesses, disrupt relationships with current and new employees, customers and vendors, incur significant debt or have to delay or not proceed with announced transactions. Further, contemplating or completing an acquisition and integrating an acquired business, product or technology could divert management and employee time and resources from other matters.

Our business may be difficult to evaluate due to our recent acquisitions.

Brunswick made three acquisitions in the recent past relating to Life Fitness. In January 2016, Brunswick acquired Cybex International, Inc. (“Cybex”), a manufacturer of commercial fitness equipment, and in August 2016, Brunswick acquired Indoor Cycling Group GmbH (“ICG”), a manufacturer specializing in indoor cycling equipment. In July 2015, Brunswick acquired SCIFIT Systems, Inc. (“SCIFIT”), a provider of exercise equipment tailored to the needs of the aging population and rehabilitation fitness segments. These acquisitions expanded our product portfolio and operating footprint. It may be difficult to compare both our historical and future results since these acquisitions were accounted for utilizing the purchase method of accounting, which resulted in new valuations for the assets and liabilities to their fair values.

Additionally, our financial statements for the fiscal year ended December 31, 2015 do not reflect the results of operations, assets and liabilities acquired in the Cybex and ICG acquisitions and only reflect the results of operations, assets and liabilities of SCIFIT for the period from July 8, 2015 to December 31, 2015. Our financial statements for the fiscal year ended December 31, 2016 only reflect the results of operations, assets and liabilities of Cybex for the period from January 20, 2016 to December 31, 2016, and of ICG for the period from August 31, 2016 to December 31, 2016. Therefore, such financial information may not be comparable to our future results of operations.

There can be no assurance that strategic divestitures will provide business benefits.

As part of our strategy, we continuously evaluate our portfolio of businesses. We may in the future make changes to our portfolio through divestitures, which may be material. Divestitures involve risks, including difficulties in the separation of operations, services, products and personnel, disruption in our operations or businesses, finding a suitable purchaser, the diversion of management’s attention from our other businesses, the potential loss of key employees, adverse effects on relationships with our distributor or supplier partners or their businesses, the erosion of employee morale or customer confidence, and the retention of contingent liabilities related to the divested business. If we do not successfully manage the risks associated with divestitures, our business, financial condition and results of operations could be adversely affected as the potential strategic benefits may not be realized or may take longer to realize than we expect.

Our business, financial condition and results of operations could be materially adversely affected if we are unable to maintain effective distribution.

We rely on contractual relationships with fitness clubs, a direct sales force and international dealers and distributors to sell our products. We also make our products available through specialty retailers, select mass merchants, sporting goods stores and on the Life Fitness website. Maintaining a reliable network of partners to sell our products is essential to our success. We face competition attracting and retaining commercial customers, distributors and retailers. A significant deterioration in the number or value of our contracts with fitness clubs or the effectiveness of our sales force, distributors, retailers and mass merchants could materially adversely affect our business, financial condition and results of operations.

Reduced cash flow from decreases in sales to end consumers, changing consumer preferences or reduced product availability may impair our commercial customers’, distributors’ and retailers’ ability to fund their operations. Inability to fund operations could force them to cease business, and we may be unable to obtain alternate sales or distribution in the vacated market. An inability to obtain alternate sales or distribution could unfavorably affect our net sales through reduced market presence. If economic conditions deteriorate, we anticipate that commercial customer, distributor and retailer failures or voluntary market exits would increase, especially if overall membership trends or retail demand for our products and services materially declines.

Either inadequate intellectual property protection that could allow others to use our technologies and impair our ability to compete, or failure to successfully defend against patent infringement claims could materially adversely affect our business, financial condition and results of operations.

We regard much of the technology underlying our products as proprietary. We rely on a combination of patents, trademark, copyright and trade secret laws; employee and third-party non-disclosure agreements; and other contracts to establish and protect our technology and other intellectual property rights. However, we remain subject to risks, including:

•	the steps we take to protect our proprietary technology may be inadequate to prevent misappropriation of our technology;
•	third parties may independently develop similar technology;
•	agreements containing protections may be breached or terminated;
•	we may not have adequate remedies for breaches;
•	existing patent, trademark, copyright and trade secret laws may afford limited protection;
•	a third party could copy or otherwise obtain and use our products or technology without authorization; or
•	we may be required to litigate to enforce our intellectual property rights, and we may not be successful.

Policing unauthorized use of our intellectual property is difficult, particularly outside the U.S., and litigating intellectual property claims may result in substantial cost and divert management’s attention.

We may also be required to defend our products against patent or other intellectual property infringement claims or litigation. In addition to defense expenses and costs, we may not prevail in such cases, forcing us to seek licenses or royalty arrangements from third parties, which we may not be able to obtain on reasonable terms, or subjecting us to an order or requirement to stop manufacturing, using, selling or distributing products that included challenged intellectual property, which could materially adversely affect our business, financial condition and results of operations.

We are subject to laws of the United States and foreign jurisdictions relating to individually identifiable information and personal health information, and failure to comply with those laws, whether or not inadvertent, could subject us to legal actions and could materially adversely affect our business, financial condition and results of operations.

Our digital platforms may receive, process, transmit and store personal health and fitness information relating to identifiable individuals. For example, our Halo software solution allows smart devices to interact with compatible Life Fitness equipment and track progress, personalize workouts and provide motivation and engagement for consumers. Consumer demand for personalized fitness experiences, through mobile applications or wearable fitness trackers, and our strategy to focus on digital fitness solutions for our products may increase the volume of identifiable individual information we receive on our platforms and through our products. We also receive, process, transmit and store information relating to identifiable individuals in our capacity as an employer. As a result, we may be subject to United States (both federal and state) and foreign jurisdiction laws and regulations designed to protect both individually identifiable information and personal health information, including the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”) and its regulations, and the European Union’s General Data Protection Regulation (“GDPR”), which became effective in May 2018. The GDPR includes, and a growing number of legislative and regulatory bodies elsewhere in the world have adopted, consumer notification requirements in the event of unauthorized access to or acquisition of certain types of personal data. These breach notification laws continue to evolve and include jurisdiction-specific obligations. Complying with these obligations could cause us to incur substantial costs and could increase negative publicity surrounding any incident that compromises personal data.

These and other related laws have been subject to frequent changes, and new legislation in this area may be enacted at any time. Changes to existing laws, introduction of new laws in this area or failure to comply with existing laws that are applicable to us may subject us to, among other things, additional costs or changes to our business practices, liability for monetary damages, fines and/or criminal prosecution, unfavorable publicity, restrictions on our ability to obtain and process information and allegations by our customers and consumers that we have not performed our contractual obligations, any of which could materially adversely affect our business, financial condition and results of operations.

Failures or breaches of our IT system could materially adversely affect our business, financial condition and results of operations.

We manage our global business operations through a variety of information technology (“IT”) systems and depend on these systems for commercial transactions, customer interactions, manufacturing, branding, employee tracking and other applications. Some of the systems are based on legacy technology and operate with a minimal level of available support, and recent acquisitions using other systems have added to the complexity of our IT infrastructure. Our systems could be susceptible to outages due to natural disasters, power loss, computer viruses, third-party tampering, security breaches, hardware or software vulnerabilities, failure of legacy systems, communication breakdowns between systems and similar events. Significant problems with our infrastructure could halt or delay our ability to manufacture or distribute our products to customers, hinder our ability to conduct our business, result in missed or delayed sales and require significant remediation costs. Any of these events could materially adversely affect our business, financial condition and results of operations.

We exchange information with a broad range of trading partners, ranging from raw material suppliers to distributors and commercial customers, across all aspects of our commercial operations. A breakdown, outage, malicious intrusion, random attack or other disruption of communications could result in erroneous transactions or loss of reputation and confidence. We have numerous e-commerce and e-fitness portals and our systems may contain personal information of customers, end consumers or employees. If our security measures are breached or fail, unauthorized persons may be able to obtain access to or acquire personal data. Depending on the nature of the information compromised, we may also have obligations to notify consumers and employees about the incident, and we may need to provide some form of remedy, such as a subscription to a credit monitoring service, for the individuals affected by the incident.

A successful breach could result in a disruption of services, fraudulent transactions or disclosure of confidential information. This could negatively affect our relationships with end consumers, customers or trading partners, lead to potential claims against us, damage our image and reputation and materially adversely affect our business, financial condition and results of operations.

Compliance with product safety, corruption, economic and trade sanctions, data protection, employment and other applicable laws and regulations may increase costs, which could materially adversely affect our business, financial condition and results of operations.

We are subject to and regulated by various international and U.S. Federal, state and local laws, regulations and governmental authorities, including those covering product safety, corruption, economic and trade sanctions, health and privacy. Our revenue and profitability could be significantly harmed if any relevant governmental authorities commence a regulatory enforcement action that interrupts our manufacturing and sales efforts, results in a product recall or negative publicity, or requires changes in product design. The adoption of additional laws, rules and regulations could increase our manufacturing costs and increase consumer pricing, resulting in decreased sales and reduced margins. See “Risk Factors—Our current and future products may experience quality problems, including defects that from time to time can result in adverse publicity, product recalls and warranty claims in excess of our related reserves, resulting in unanticipated expense, which could materially adversely affect our business, financial condition and results of operations” and “Risk Factors—We are subject to laws of the United States and foreign jurisdictions relating to individually identifiable information and personal health information, and failure to comply with those laws, whether or not inadvertent, could subject us to legal actions and could materially adversely affect our business, financial condition and results of operations”.

Our business activities are subject to a number of laws that prohibit various forms of corruption, such as the U.S. Foreign Corrupt Practices Act (the “FCPA”), the U.K. Bribery Act and other anti-bribery, anti-money laundering and corruption laws. Additionally, our business activities are subject to various economic and trade sanctions programs and import and export control laws, including, without limitation, the economic sanctions rules and regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), which prohibit or restrict transactions or dealings with specified countries and territories, their governments and, in certain circumstances, their nationals, as well as with individuals and entities that are targeted by list-based sanctions programs. Coordinating our business activities to address the broad range of complex legal and regulatory environments in which we operate presents significant challenges. Our current compliance programs may not address the full scope of all possible risks, or our employees or other persons acting on our behalf may not adhere to them. Accordingly, we may not be successful in complying with regulations in all situations and violations may result in criminal or civil sanctions, including monetary fines, penalties, equitable remedies and other costs against us or our employees, and could materially adversely affect our business, financial condition and results of operations.

Additionally, we are subject to laws governing our relationships with employees, including, but not limited to, employment obligations as a federal contractor and employee wage, hour, and benefits issues, including healthcare benefits. Compliance with these rules and regulations, and compliance with any changes to current regulations, could increase the cost of our operations and could materially adversely affect our business, financial condition and results of operations.

Changes in income tax laws or enforcement could materially adversely affect our business, financial condition and results of operations.

Although we believe that domestic tax reform legislation in the form of the Tax Cuts and Jobs Act (“TCJA”), signed into law on December 22, 2017, should have an overall positive impact on Life Fitness’ financial results, our current estimates of the impact of the legislation could change as we analyze and apply additional regulations or guidance issued by the government. In addition, other changes in international and domestic tax laws, including the reaction by states to the corporate tax changes in the TCJA, and changes in tax law enforcement, could negatively impact our tax provision, cash flow and/or tax related balance sheet amounts, including our deferred tax asset values. Changes in U.S. tax law will likely have broader implications, including impacts to the economy, currency markets, inflation environment, consumer behavior and/or competitive dynamics, which it is difficult to predict, and could materially adversely affect our business, financial condition and results of operations.

Inventory reductions by major distributors and retailers could materially adversely affect our business, financial condition and results of operations.

Our distributors and retailers could decide to reduce the number of units they hold, particularly if demand trails forecasted levels or if new product introductions are expected to replace older products. Such efforts tend to result in wholesale sales reductions in excess of retail sales reductions and would likely result in lower production levels of our products, causing lower rates of absorption of fixed costs in our manufacturing facilities and lower margins.

We may be required to repurchase accounts receivables of certain distributors.

We have agreements with certain third-party finance companies to provide financing to our customers, enabling them to purchase our products. In connection with these agreements, we may have recourse obligations to the finance company on the distributor’s accounts receivables. These obligations may be triggered if our distributors default on their debt obligations to the finance companies.

Some of our workforce is represented by labor unions and maintaining our relationship with unionized employees and compliance with applicable labor laws may increase costs and could materially adversely affect our business, financial condition and results of operations.

As of December 31, 2017, 166 of our employees were unionized, which represented approximately 6% of our employee base. We cannot predict how stable our union relationships will be or whether we will be able to successfully negotiate successor agreements without impacting our financial condition. In addition, the presence of unions may limit our flexibility in dealing with our workforce. We may experience work stoppages, which could negatively impact our ability to manufacture our products on a timely basis, which could materially adversely affect our business, financial condition and results of operations.

Risks Relating to the Spin-Off

The Spin-Off could result in significant tax liability to Brunswick and its stockholders.

Completion of the Spin-Off is conditioned on Brunswick’s receipt of a written opinion of Cravath, Swaine & Moore LLP to the effect that the Distribution will qualify for non-recognition of gain and loss under Section 355 of the Code and the receipt and continuing effectiveness and validity of the IRS Ruling.

The opinion of counsel will not address any U.S. state or local or foreign tax consequences of the Spin-Off. The opinion will assume that the Spin-Off will be completed according to the terms of the Separation and Distribution Agreement and will rely on the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement, the other ancillary agreements, this Information Statement and other documents, as well as the continuing effectiveness and validity of the IRS Ruling. In addition, the opinion will be based on certain representations as to factual matters from, and certain covenants by, Brunswick and us. The opinion cannot be relied on if any of the assumptions, representations or covenants is incorrect, incomplete or inaccurate or is violated in any material respect.

Brunswick has received the IRS Ruling. The IRS Ruling relies on certain facts, assumptions, representations and undertakings from Brunswick and us regarding the past and future conduct of Brunswick’s and our businesses and other matters. If any of these facts, assumptions, representations or undertakings is incorrect or not otherwise satisfied, Brunswick may not be able to rely on the IRS Ruling. In addition, the IRS ruling is not a comprehensive ruling from the IRS regarding all aspects of the U.S. Federal income tax consequences of the transactions. Accordingly, notwithstanding the opinion of counsel and the IRS Ruling, there can be no assurance that the IRS will not assert, or that a court would not sustain, a contrary position.

If the Distribution were determined not to qualify for non-recognition of gain and loss for U.S. Federal income tax purposes, U.S. Holders could be subject to tax. In this case, each U.S. Holder who receives our common stock in the Distribution would generally, for U.S. Federal income tax purposes, be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would generally result in (i) a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of Brunswick’s current and accumulated earnings and profits; (ii) a reduction in the U.S. Holder’s basis (but not below zero) in Brunswick common stock to the extent the amount received exceeds the stockholder’s share of Brunswick’s earnings and profits; and (iii) a taxable gain from the exchange of Brunswick common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of Brunswick’s earnings and profits and the U.S. Holder’s basis in its Brunswick common stock. See below and “The Spin-Off—Material U.S. Federal Income Tax Consequences of the Spin-Off”.

We could have an indemnification obligation to Brunswick if the Distribution were determined not to qualify for non-recognition treatment, which could materially adversely affect our business, financial condition and results of operations.

If it were determined that the Distribution did not qualify for non-recognition of gain and loss under Section 355 of the Code, we could, under certain circumstances, be required to indemnify Brunswick for the resulting taxes and related expenses. Any such indemnification obligation could materially adversely affect our business, financial condition and results of operations. For a description of such indemnification obligation, see “Certain Relationships and Related Party Transactions—Agreements with Brunswick—Tax Matters Agreement”.

In addition, Section 355(e) of the Code generally creates a presumption that the Distribution would be taxable to Brunswick, but not to stockholders, if we or our stockholders were to engage in transactions that result in a 50% or greater change by vote or value in the ownership of our stock during the four-year period beginning on the date that begins two years before the date of the Distribution, unless it were established that such transactions and the Distribution were not part of a plan or series of related transactions giving effect to such a change in ownership. If the Distribution were taxable to Brunswick due to such a 50% or greater change in ownership of our stock, Brunswick would recognize gain equal to the excess of the fair market value of our common stock distributed to Brunswick stockholders over Brunswick’s tax basis in our common stock and we generally would be required to indemnify Brunswick for the tax on such gain and related expenses. Any such indemnification obligation could materially adversely affect our business, financial condition and results of operations. See “Certain Relationships and Related Party Transactions—Agreements with Brunswick—Tax Matters Agreement”.

We intend to agree to numerous restrictions to preserve the non-recognition treatment of the Distribution, which may reduce our strategic and operating flexibility.

We intend to agree in the Tax Matters Agreement to covenants and indemnification obligations that address compliance with Section 355 of the Code. These covenants and indemnification obligations may limit our ability to pursue strategic transactions or engage in new businesses or other transactions that may otherwise maximize the value of our business and might discourage or delay a strategic transaction that our stockholders may consider favorable. See “Certain Relationships and Related Party Transactions—Agreements with Brunswick—Tax Matters Agreement”.

We may be unable to achieve some or all of the benefits that we expect to achieve from the Spin-Off.

We believe that, as an independent, publicly traded company, we will be able to, among other things, design and implement strategies and policies that are targeted to our business, better focus our financial and operational resources on our specific business, create effective incentives for our management and employees that are more closely tied to our business performance, provide investors more flexibility, enable us to achieve alignment with a more natural stockholder base and implement and maintain a capital structure designed to meet our specific needs. However, by separating from Brunswick, we may be more susceptible to market fluctuations and other adverse events. As an independent entity, we will have an arm’s-length relationship with Brunswick and we may not be able to obtain supplies and services from Brunswick or third parties on terms as favorable to us as those we had as a part of Brunswick prior to the Spin-Off. As a smaller, independent company, Life Fitness will have a narrower business focus and may be more vulnerable to changing market conditions as well as the risk of takeover by third parties. In addition, we may be unable to achieve some or all of the benefits that we expect to achieve as an independent company in the time we expect, if at all. The completion of the Spin-Off will also require significant amounts of our management’s time and effort, which may divert management’s attention from operating and growing our business. If we fail to achieve some or all of the benefits that we expect to achieve as an independent company, or do not achieve them in the time we expect, our business, financial condition and results of operations could be materially adversely affected.

We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent, publicly traded company, and we may experience increased costs after the Spin-Off.

We have historically operated as part of Brunswick’s corporate organization, and Brunswick has provided us with various corporate functions. Following the Spin-Off, Brunswick will have no obligation to provide us with assistance other than the transition services described under “Certain Relationships and Related Party Transactions—Transition Services Agreement”. These services do not include every service that we have received from Brunswick in the past, and Brunswick is only obligated to provide these services for limited periods following completion of the Spin-Off. Accordingly, following the Spin-Off, we will need to provide internally or obtain from unaffiliated third parties the services we currently receive from Brunswick. We may be unable to replace these services in a timely or cost-effective manner or on terms and conditions as favorable as those we receive from Brunswick. Because our business has most recently operated as part of the larger Brunswick organization, we may be unable to successfully establish the infrastructure or implement the changes necessary to operate independently or may incur additional costs that could materially adversely affect our business, financial condition and results of operations. If we fail to obtain the quality of services necessary to operate effectively or incur greater costs in obtaining these services, our business, financial condition and results of operations could be materially adversely affected.

We have no recent operating history as an independent, publicly traded company, and our historical and pro forma financial data are not necessarily representative of the results we would have achieved as an independent, publicly traded company and may not be a reliable indicator of our future results.

We derived the historical financial data included in this Information Statement from Brunswick’s consolidated financial statements, and this data does not necessarily reflect the results of operations and financial condition we would have achieved as an independent, publicly traded company during the periods presented, or those that we will achieve in the future. This is primarily because of the following factors:

•	Prior to the Spin-Off, Brunswick performed various corporate functions for the Fitness Business, including, but not limited to, legal, human resources, finance and accounting, tax, treasury, information technology, marketing, investor relations and communications, internal audit and other shared services.
•	Our historical financial data includes certain allocations and direct charges for costs incurred by Brunswick, such as information technology costs and other costs incurred by Brunswick’s corporate functions. These allocations may not be indicative of the actual expense that would have been incurred had we operated as an independent, publicly traded company for the periods presented therein and may not reflect the costs we will incur for similar services in the future as an independent, publicly traded company.
•	Our historical financial data do not reflect changes that we expect to experience in the future as a result of our separation from Brunswick. As part of Brunswick, we enjoyed certain benefits from Brunswick’s operating diversity, size, purchasing power, credit rating, borrowing leverage and available capital for investments, and we will lose these benefits after the Spin-Off. As an independent entity, we may be unable to purchase goods, services and technologies, such as insurance and healthcare benefits and computer software licenses, or access capital markets on terms as favorable to us as those we obtained as part of Brunswick prior to the Spin-Off.
•	We will incur interest expense related to new indebtedness we expect to incur in connection with the Spin-Off.

For additional information about our past financial performance and the basis of presentation of our financial statements, see “Selected Historical Financial Data”, “Unaudited Pro Forma Condensed Combined Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical financial statements and the notes thereto included elsewhere in this Information Statement.

We expect to incur new indebtedness concurrently with or prior to the Distribution, and the degree to which we will be leveraged following completion of the Distribution could materially adversely affect our business, financial condition and results of operations.

In connection with the Spin-Off, we expect to incur indebtedness. We have historically relied upon Brunswick for working capital requirements, including in connection with our previous acquisitions. After the Distribution, we will not be able to rely on the earnings, assets or cash flow of Brunswick and Brunswick will not provide funds to finance our working capital or other cash requirements. As a result, after the Distribution, we will be responsible for servicing our own debt and obtaining and maintaining sufficient working capital and other funds to satisfy our cash requirements. After the Spin-Off, our access to and cost of debt financing will be different from the historical access to and cost of debt financing as part of Brunswick. Differences in access to and cost of debt financing may result in differences in the interest rate charged to us on financings, as well as the amount of indebtedness, types of financing structures and debt markets that may be available to us.

Our ability to make payments on and to refinance our indebtedness, including the debt incurred in connection with the Spin-Off, as well as any future debt that we may incur, will depend on our ability to generate cash in the future from operations, financings or asset sales. Our ability to generate cash is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

The terms of the new indebtedness we expect to incur concurrently with or prior to the Distribution will restrict our current and future operations, particularly the amount of debt we can incur relative to the amount we may need to fund initiatives in response to changes in our business, the industries in which we operate, the economy and governmental regulations.

In connection with the Spin-Off, we expect to incur indebtedness and, immediately prior to the Distribution, pay a dividend to Brunswick. We expect that the terms of the indebtedness we expect to incur concurrently with or prior to the Distribution will include a number of restrictive covenants that impose certain operating and financial restrictions on us and our subsidiaries, including restrictions that limit our ability to incur or guarantee additional indebtedness, pay dividends or otherwise engage in actions that may be in our long-term best interests. The terms of the indebtedness we expect to incur may limit our ability to conduct our business, pursue our strategy or compete effectively in the fitness industry, which could materially adversely affect our business, financial condition and results of operations.

As part of Brunswick, we currently receive favorable terms and prices from existing third-party vendors from which we source products and services based on Brunswick’s full purchasing power. Following the Spin-Off, we will be a smaller company and may experience increased costs resulting from a decrease in purchasing power.

Prior to the Spin-Off, we have been able to take advantage of Brunswick’s size and purchasing power in sourcing products and services from third-party vendors. Following the Spin-Off, we will be a smaller company and are unlikely to have the same purchasing power that we had as part of Brunswick. Although we are seeking to expand our direct purchasing relationships with many of our most important third-party vendors, we may be unable to obtain products and services at prices and on terms as favorable as those available to us prior to the separation, which could increase our costs and reduce our profitability.

Additionally, some of the contracts to be transferred or assigned to us in connection with the Reorganization contain provisions that require the consent of a third party to the Reorganization, the Distribution or both. Failure to obtain such consents on commercially reasonable and satisfactory terms may impair our entitlement to the benefit of these contracts in the future.

We may have been able to receive better terms from unaffiliated third parties than the terms we receive in our agreements with Brunswick.

We will enter into agreements with Brunswick related to our separation from Brunswick, including the Separation and Distribution Agreement, the Transition Services Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Trademark License Agreement and the Stockholder and Registration Rights Agreement. Accordingly, these agreements may not reflect terms that would have resulted from arm’s-length negotiations among unaffiliated third parties. The terms of these agreements will relate to, among other things, allocations of assets, liabilities, rights, indemnifications and other obligations between Brunswick and us. With respect to ongoing transition services that we will receive from Brunswick, we may have been able to receive better terms from unaffiliated third parties for such services. See “Certain Relationships and Related Party Transactions—Agreements with Brunswick”.

Risks Relating to Our Common Stock

No market for our common stock currently exists and an active trading market may not develop or be sustained after the Spin-Off. Following the Spin-Off our stock price may fluctuate significantly.

There is currently no public market for our common stock. We intend to apply to list our common stock on             . We anticipate that before the Distribution Date, trading of shares of our common stock will begin on a “when-issued” basis and this trading will continue up to and including the Distribution Date. However, an active trading market for our common stock may not develop as a result of the Spin-Off or may not be sustained in the future. The lack of an active market may make it more difficult for stockholders to sell our shares and could lead to our share price being depressed or volatile.

We cannot predict the prices at which our common stock may trade after the Spin-Off. The market price of our common stock may fluctuate widely, depending on many factors, some of which may be beyond our control, including:

•	actual or anticipated fluctuations in our business, financial condition or results of operations due to factors related to our business;

•	the loss of significant business from one or more customers;
•	competition in the fitness equipment industry and our ability to compete successfully;
•	changes in consumer preferences in the broader fitness industry and those effects on our customers;
•	success or failure of our business strategies;
•	higher energy and fuel costs, increased demand for shipping carriers and transportation disruptions;
•	our ability to retain and recruit qualified personnel;
•	actual or anticipated increases in costs or disruption of supply in raw materials, parts or product components we purchase from third parties or contract manufacturers;
•	unplanned downtime or disruption at one or more of our manufacturing facilities or logistics operations;
•	our ability to promote and protect our brands;
•	our ability to successfully integrate other businesses, assets, products or technologies and achieve synergies or other benefits we expected to achieve in connection with acquisitions or possible divestitures, and the difficulty in evaluating our business due to such acquisitions or possible divestitures;
•	changes in interest rates, currency exchange rates and other factors that impact earnings and cash flow;
•	changes in international trade policy and risks associated with our international operations, including our ability to collect revenue from international customers;
•	our ability to effectively distribute our products;
•	current or future product quality issues, including defects, that may result in adverse publicity, product recalls, warranty claims and unanticipated expenses;
•	our ability to protect our intellectual property and risks associated with our IT systems;
•	costs of compliance with U.S. and foreign laws and regulations affecting our business and industry, including those related to product safety, corruption, economic and trade sanctions, data protection, employment and tax;
•	actual or potential litigation or other commitments and contingencies;
•	our ability to arrange third-party financing for customers;
•	general economic conditions, credit and capital market conditions and other external factors;
•	our quarterly or annual earnings, or those of other companies in our industry;
•	our lack of recent operating history as an independent, publicly traded company and potential challenges of evaluating our future results;
•	our level of indebtedness, our ability to make payments on or service our indebtedness and our ability to obtain financing as needed;
•	changes in accounting standards, policies, guidance, interpretations or principles;
•	the failure of securities analysts to cover our common stock after the Spin-Off;
•	changes in earnings estimates by securities analysts or our ability to meet those estimates;
•	the operating and stock price performance of other comparable companies;
•	investor perception of our company, the fitness equipment industry and the fitness industry more broadly; and
•	overall market fluctuations.

Furthermore, our business profile and market capitalization may not fit the investment objectives of some Brunswick stockholders and, as a result, those Brunswick stockholders may sell their shares of our common stock after the Distribution. See “—Substantial sales of our common stock may occur in connection with the Spin-Off, including the sale by Brunswick of any shares of our common stock that it may retain after the Distribution, which could cause our stock price to decline”. Low trading volume for our stock, which may occur if an active trading market does not develop, among other reasons, would amplify the effect of the above factors on our stock price volatility.

Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could adversely affect the trading price of our common stock.

Substantial sales of our common stock may occur in connection with the Spin-Off, including the sale by Brunswick of the shares of our common stock that it may retain after the Distribution, which could cause our stock price to decline.

Brunswick stockholders receiving shares of our common stock in the Distribution generally may sell those shares immediately in the public market. It is likely that some Brunswick stockholders, including some of its larger stockholders, will sell their shares of our common stock received in the Distribution if, for reasons such as our business profile or market capitalization as an independent company, we do not fit their investment objectives, or, in the case of index funds, we are not a participant in the index in which they invest.

Following the Distribution, Brunswick may retain an ownership stake in Life Fitness, with any such ownership stake not to exceed 19.9% of our outstanding shares of our common stock. Pursuant to the IRS Ruling, Brunswick will be required to dispose of any such shares of our common stock that it retains as soon as practicable and consistent with its reasons for retaining such shares, but in no event later than five years after the distribution. We will agree that, upon the request of Brunswick, we will use commercially reasonable efforts to effect a registration under applicable federal and state securities laws of any shares of our common stock Brunswick retains. See “Certain Relationships and Related Person Transactions—Stockholder and Registration Rights Agreement”. Any disposition by Brunswick, or any significant stockholder, of our common stock in the public market, or the perception that such dispositions could occur, may decrease the market price of our common stock. Alternatively, Brunswick may elect not to retain any of our outstanding shares in connection with the Spin-off. The perception of Brunswick’s decision not to retain ownership in Life Fitness may also decrease the market price of our common stock.

We are unable to predict whether large amounts of our common stock will be sold in the public market following the Distribution. We are also unable to predict whether there will exist a sufficient number of buyers to meet the demand to sell shares of our common stock at attractive prices at that time.

We cannot assure you that we will pay dividends on our common stock and our indebtedness may limit our ability to pay dividends on our common stock.

Following the Spin-Off, the timing, declaration, amount and payment of future dividends, if any, to stockholders will fall within the discretion of our Board. Our Board’s decisions regarding the payment of future dividends, if any, will depend on many factors, including our financial condition, earnings, capital requirements of our business and covenants associated with debt obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. For more information, see “Dividend Policy”. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends.

Your percentage ownership in Life Fitness may be diluted in the future.

Your percentage ownership in Life Fitness may be diluted in the future because of equity awards that we expect to grant to our directors, officers and other employees. Prior to completion of the Spin-Off, we expect to approve an incentive plan that will provide for the grant of common stock-based equity awards to our directors, officers and other employees. In addition, we may issue equity as all or part of the consideration paid for acquisitions and strategic investments that we may make in the future or as necessary to finance our ongoing operations.

Certain provisions in our Amended and Restated Certificate of Incorporation and in our Amended and Restated By-Laws and Delaware law may discourage takeovers.

Several provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated By-Laws and Delaware law may discourage, delay or prevent a merger or acquisition that is opposed by our Board. These include provisions that:

•	Classify our directors into three classes with staggered three-year terms;
•	Authorize our Board to adopt, amend or repeal our Amended and Restated By-Laws without stockholder approval;
•	Require advance notice of any stockholder nomination for the election of directors or any stockholder proposal;
•	Require any stockholder action to be taken only at a duly called annual or special meeting of the stockholders, and not by written consent;
•	Authorize our Board to issue one or more series of “blank check” preferred stock;
•	Authorize only our Board, and not stockholders, to fix the number of directors;
•	Require a supermajority vote of stockholders owning 80% of our outstanding voting stock to amend certain articles in our Amended and Restated Certificate of Incorporation;
•	Require a supermajority vote of stockholders owning 80% of our outstanding voting stock to amend certain sections in our Amended and Restated Bylaws and stockholders owning 66 2/3% of our outstanding common stock to amend all other sections in our Amended and Restated Bylaws;
•	Prevent removal of directors by our stockholders other than for cause;
•	Authorize only our Board to fill director vacancies and newly created directorships; and
•	Provide for a majority voting standard in uncontested director elections and a plurality voting standard in contested director elections.

Section 203 of the Delaware Corporation Law of the State of Delaware (the “DGCL”) prohibits a Delaware corporation from engaging in a business combination with any interested stockholder for a period of three years following the date the person became an interested stockholder, subject to certain exceptions. In general, Section 203 of the DGCL defines an “interested stockholder” as an entity or person who, together with the entity’s or person’s affiliates, beneficially owns, or is an affiliate of the corporation and within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation. A Delaware corporation may “opt out” of these provisions with an express provision in its certificate of incorporation. We have not opted out of Section 203 of the DGCL in our Amended and Restated Certificate of Incorporation.

These and other provisions of our Amended and Restated Certificate of Incorporation, Amended and Restated By-Laws and Delaware law may discourage, delay or prevent certain types of transactions involving an actual or a threatened acquisition or change in control of Life Fitness, including unsolicited takeover attempts, even though the transaction may offer our stockholders the opportunity to sell their shares of our common stock at a price above the prevailing market price. See “Description of Our Capital Stock—Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws” for more information.

Our Amended and Restated Certificate of Incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

Our Amended and Restated Certificate of Incorporation will provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) will be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of Life Fitness, (ii) any action or proceeding asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee or stockholder of Life Fitness to Life Fitness or Life Fitness’ stockholders, (iii) any action or proceeding asserting a claim arising pursuant to, or seeking to enforce any right, obligation, or remedy under, any provision of the laws of the State of Delaware or Life Fitness’ Amended and Restated Certificate of Incorporation or Life Fitness’ By-Laws (with respect to each, as may be amended from time to time) or (iv) any action or proceeding asserting a claim otherwise governed by the internal affairs doctrine.

Any person holding, purchasing or otherwise acquiring any interest in shares of capital stock of Life Fitness will be deemed to have notice of and consented to this provision and deemed to have waived any argument relating to the inconvenience of the forum in connection with any action or proceeding described in this provision. This provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits. Alternatively, if a court of competent jurisdiction were to find this provision of our Amended and Restated Certificate of Incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This Information Statement contains “forward-looking statements” that involve risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts, but rather are based on current expectations, estimates, assumptions and projections about the fitness industry and our business and financial results. Forward-looking statements often include words such as “anticipates”, “estimates”, “expects”, “projects”, “intends”, “plans”, “believes” and words and terms of similar substance in connection with discussions of future operating or financial performance. As with any projection or forecast, forward-looking statements are inherently susceptible to uncertainty and changes in circumstances. Our actual results may vary materially from those expressed or implied in our forward-looking statements. Accordingly, undue reliance should not be placed on any forward-looking statement made by us or on our behalf. Important factors that could cause our actual results to differ materially from those in our forward-looking statements include government regulation, economic, strategic, political and social conditions and the following factors, among others:

•	actual or anticipated fluctuations in our business, financial condition or results of operations due to factors related to our business;
•	the loss of significant business from one or more customers;
•	competition in the fitness equipment industry and our ability to compete successfully;
•	changes in consumer preferences in the broader fitness industry and those effects on our customers;
•	success or failure of our business strategies;
•	higher energy and fuel costs, increased demand for shipping carriers and transportation disruptions;
•	our ability to retain and recruit qualified personnel;
•	actual or anticipated increases in costs or disruption of supply in raw materials, parts or product components we purchase from third parties or contract manufacturers;
•	unplanned downtime or disruption at one or more of our manufacturing facilities or logistics operations;
•	the loss of a contract manufacturer or component supplier, any material disruption in one or more of their operations or the need to change or add contract manufacturers or component suppliers;
•	our ability to promote and protect our brands;
•	our ability to successfully integrate other businesses, assets, products or technologies and achieve synergies or other benefits we expected to achieve in connection with acquisitions or possible divestitures, and the difficulty in evaluating our business due to such acquisitions or possible divestitures;
•	changes in interest rates, currency exchange rates and other factors that impact earnings and cash flow;
•	changes in international trade policy and risks associated with our international operations, including our ability to collect revenue from international customers;
•	our ability to effectively distribute our products;
•	current or future product quality issues, including defects, that may result in adverse publicity, product recalls, warranty claims and unanticipated expenses;
•	our ability to protect our intellectual property and risks associated with our IT systems;
•	costs of compliance with U.S. and foreign laws and regulations affecting our business and industry, including those related to product safety, corruption, economic and trade sanctions, data protection, employment and tax;
•	actual or potential litigation or other commitments and contingencies;
•	our ability to arrange third-party financing for customers;
•	general economic conditions, credit and capital market conditions and other external factors;

•	our quarterly or annual earnings, or those of other companies in our industry;
•	our lack of recent operating history as an independent, publicly traded company and potential challenges of evaluating our future results;
•	our level of indebtedness, our ability to make payments on or service our indebtedness and our ability to obtain financing as needed;
•	changes in accounting standards, policies, guidance, interpretations or principles;
•	the failure of securities analysts to cover our common stock after the Spin-Off;
•	changes in earnings estimates by securities analysts or our ability to meet those estimates;
•	the operating and stock price performance of other comparable companies;
•	investor perception of our company, the fitness equipment industry and the fitness industry more broadly;
•	overall market fluctuations; and
•	the other risks and uncertainties detailed in the section titled “Risk Factors”.

Any forward-looking statements we make in this Information Statement speak only as of the date on which they are made. We are under no obligation to, and expressly disclaim any obligation to, update or alter our forward-looking statements, whether as a result of new information, subsequent events or otherwise.

THE SPIN-OFF

Background

On March 1, 2018, Brunswick announced plans for the complete legal and structural separation of the Fitness Business from Brunswick. To effect the separation, Brunswick is undertaking the Reorganization described under “Certain Relationships and Related Party Transactions—Agreements with Brunswick—Separation and Distribution Agreement”.

Following the Reorganization, Brunswick will distribute at least 80.1% of its equity interest in Life Fitness, consisting of at least 80.1% of the outstanding shares of our common stock, to holders of Brunswick’s common stock on a pro rata basis. Following the Spin-Off, Brunswick may retain a stake in Life Fitness, with any such stake not to exceed 19.9% of the outstanding shares of our common stock, and we will operate independently from Brunswick. For a more detailed description, see “Certain Relationships and Related Party Transactions—Stockholder and Registration Rights Agreement”. No approval of Brunswick’s stockholders is required in connection with the Spin-Off, and Brunswick’s stockholders will not have any appraisal rights in connection with the Spin-Off.

Completion of the Spin-Off is subject to the satisfaction, or the Brunswick Board’s waiver, of a number of conditions. In addition, Brunswick has the right not to complete the Spin-Off if, at any time, the Brunswick Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Brunswick or its stockholders or is otherwise not advisable. For a more detailed description, see “—Conditions to the Spin-Off”.

Reasons for the Spin-Off

The Brunswick Board authorized a review of Brunswick’s business portfolio and capital allocation options, with the goal of enhancing stockholder value. In reaching the decision to create two independent public companies, Brunswick considered a range of potential structural alternatives and concluded that the creation of two independent public companies is the most attractive alternative for enhancing stockholder value. As part of this evaluation, Brunswick considered a number of factors, including the strategic clarity and flexibility for Brunswick and Life Fitness after the Spin-Off, the ability of Life Fitness to compete and operate efficiently and effectively (including Life Fitness’ ability to retain and attract management talent) after the Spin-Off, the financial profile of Life Fitness and the potential reaction of investors.

As a result of this evaluation, Brunswick determined that proceeding with the Spin-Off would be in the best interests of Brunswick and its stockholders. Brunswick considered the following potential benefits of this approach:

•	Enhanced Strategic and Operational Focus. Following the Spin-Off, Brunswick and Life Fitness each will have a more focused business and be better able to dedicate financial resources to pursue appropriate growth opportunities and execute strategic plans best suited to its respective business. Each company will leverage its areas of strength and differentiation to address distinct market trends and opportunities.
•	Simplified Organizational Structure and Resources. The Spin-Off will allow the management of each of Brunswick and Life Fitness to devote its time and attention to the development and implementation of strategies for the specific characteristics of its respective business. Each company will be better positioned to accelerate its decision-making processes, and thus adapt faster to customers’ changing needs, address specific market dynamics and target innovation and investments in select growth areas.
•	Capital Structure. The Spin-Off will enable each company to optimize its capital structure and capital allocation strategy to support its distinct growth profile and reflect its cash flow characteristics.
•	Distinct and Clear Financial Profiles and Compelling Investment Cases. Life Fitness and Brunswick’s retained business have different financial profiles, competitive challenges, growth and investment opportunities and capital needs. As separate companies, each company will be able to independently prioritize the allocation of resources and capital to best fit its distinct financial profile. The Spin-Off will allow investors to make independent investment decisions with respect to Brunswick and Life Fitness and will enable Life Fitness to achieve alignment with a more natural stockholder base. Investment in one or the other company may appeal to investors with different goals, interests and concerns.

•	Management Incentives. The Spin-Off will enable Life Fitness to more effectively motivate management and employees through the use of targets and stock-based compensation that more closely align its management and employee incentives with specific growth objectives, financial goals and business performance.

In determining whether to effect the Spin-Off, Brunswick considered the costs and risks associated with the transaction, including the costs associated with preparing Life Fitness to become an independent, publicly traded company, the risk of volatility in our stock price immediately following the Spin-Off due to sales by Brunswick’s stockholders whose investment objectives may not be met by our common stock, the time it may take for us to attract our optimal stockholder base, the possibility of disruptions in our business as a result of the Spin-Off, the risk that the combined trading prices of our common stock and Brunswick’s common stock after the Spin-Off may drop below the trading price of Brunswick’s common stock before the Spin-Off and the loss of synergies and scale from operating as one company. Notwithstanding these costs and risks, taking into account the factors discussed above, Brunswick determined that the Spin-Off provided the best opportunity to achieve the above benefits and enhance stockholder value.

Reasons for Brunswick’s Potential Retention of Up to 19.9% of Life Fitness Common Stock

In considering the appropriate structure for the separation, Brunswick may decide that, immediately after the Distribution becomes effective, Brunswick may retain up to 19.9% of the outstanding shares of common stock of Life Fitness. If Brunswick retains any ownership in Life Fitness after the Distribution, Brunswick intends to use proceeds of its disposition of any retained Life Fitness shares for general corporate purposes. Brunswick intends to responsibly dispose of any Life Fitness common stock that it retains after the Distribution, which may include a sale of its shares for cash, within the 24-month period following the Distribution, subject to market conditions. Any shares not disposed of by Brunswick during such 24-month period will be sold or otherwise disposed of by Brunswick consistent with the business reasons for the retention of those shares, but in no event later than five years after the Distribution.

When and How You Will Receive Life Fitness Shares

Brunswick will distribute to its stockholders, as a pro rata dividend, one share of our common stock for every          shares of Brunswick common stock outstanding as of                , 2019, the Record Date of the Distribution.

Prior to the Distribution, Brunswick will deliver at least 80.1% of the issued and outstanding shares of our common stock to the distribution agent.          will serve as distribution agent in connection with the Distribution and as transfer agent and registrar for our common stock.

If you own Brunswick common stock as of the close of business on                , 2019, the shares of our common stock that you are entitled to receive in the Distribution will be issued to your account as follows:

•	Registered stockholders. If you own your shares of Brunswick common stock directly through Brunswick’s transfer agent, Computershare Trust Company, N.A., you are a registered stockholder. In this case, the distribution agent will credit the whole shares of our common stock you receive in the Distribution by way of direct registration in book-entry form to a new account with our transfer agent. Registration in book-entry form refers to a method of recording share ownership where no physical stock certificates are issued to stockholders, as is the case in the Distribution. You will be able to access information regarding your book-entry account holding the Life Fitness shares at or by calling .

Commencing on or shortly after the Distribution Date, the distribution agent will mail to you an account statement that indicates the number of whole shares of our common stock that have been registered in book-entry form in your name. We expect it will take the distribution agent up to two weeks after the Distribution Date to complete the distribution of the shares of our common stock and mail statements of holding to all registered stockholders.

•	“Street name” or beneficial stockholders. If you own your shares of Brunswick common stock beneficially through a bank, broker or other nominee, the bank, broker or other nominee holds the shares in “street name” and records your ownership on its books. In this case, your bank, broker or other nominee will credit your account with the whole shares of our common stock that you receive in the Distribution on or shortly after the Distribution Date. We encourage you to contact your bank, broker or other nominee if you have any questions concerning the mechanics of having shares held in “street name”.

If you sell any of your shares of Brunswick common stock on or before the Distribution Date, the buyer of those shares may in some circumstances be entitled to receive the shares of our common stock to be distributed in respect of the Brunswick shares you sold. See “—Trading Prior to the Distribution Date” for more information.

We are not asking Brunswick stockholders to take any action in connection with the Spin-Off. We are not asking you for a proxy and request that you not send us a proxy. We are also not asking you to make any payment or surrender or exchange any of your shares of Brunswick common stock for shares of our common stock. The number of outstanding shares of Brunswick common stock will not change as a result of the Spin-Off.

Number of Shares You Will Receive

On the Distribution Date, you will receive one share of our common stock for every             shares of Brunswick common stock you owned as of the Record Date.

Treatment of Fractional Shares

The distribution agent will not distribute any fractional shares of our common stock in connection with the Spin-Off. Instead, the distribution agent will aggregate all fractional shares into whole shares and sell the whole shares in the open market at prevailing market prices on behalf of Brunswick stockholders entitled to receive a fractional share. The distribution agent will then distribute the aggregate cash proceeds of the sales, net of brokerage fees and other costs, pro rata to these holders (net of any required withholding for taxes applicable to each holder). We anticipate that the distribution agent will make these sales in the “when-issued” market, and “when-issued” trades will generally settle within three trading days following the Distribution Date. See “—Trading Prior to the Distribution Date” for additional information regarding “when-issued” trading. The distribution agent will, in its sole discretion, without any influence by Brunswick or us, determine when, how, through which broker-dealer and at what price to sell the whole shares. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either Brunswick or us.

The distribution agent will send to each registered holder of Brunswick common stock entitled to a fractional share a check in the cash amount deliverable in lieu of that holder’s fractional share as soon as practicable following the Distribution Date. We expect the distribution agent to take about two weeks after the Distribution Date to complete the distribution of cash in lieu of fractional shares to Brunswick stockholders. If you hold your shares through a bank, broker or other nominee, your bank, broker or nominee will receive, on your behalf, your pro rata share of the aggregate net cash proceeds of the sales. No interest will be paid on any cash you receive in lieu of a fractional share. The cash you receive in lieu of a fractional share will generally be taxable to you for U.S. Federal income tax purposes. See “—Material U.S. Federal Income Tax Consequences of the Spin-Off” below for more information.

Material U.S. Federal Income Tax Consequences of the Spin-Off

Consequences to U.S. Holders of Brunswick common stock

The following is a summary of the material U.S. Federal income tax consequences to holders of Brunswick common stock in connection with the Distribution. This summary is based on the Code, the Treasury Regulations promulgated under the Code and judicial and administrative interpretations of those laws, in each case as in effect and available as of the date of this Information Statement and all of which are subject to change at any time, possibly with retroactive effect. Any such change could affect the tax consequences described below.

This summary is limited to holders of Brunswick common stock that are U.S. Holders, as defined immediately below, that hold their Brunswick common stock as a capital asset. A “U.S. Holder” is a beneficial owner of Brunswick common stock that is, for U.S. Federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. Federal income tax purposes, created or organized under the laws of the United States or any state thereof or the District of Columbia;
•	an estate, the income of which is subject to U.S. Federal income taxation regardless of its source; or
•	a trust if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) in the case of a trust that was treated as a domestic trust under law in effect before 1997, a valid election is in place under applicable Treasury Regulations.

This summary does not discuss all tax considerations that may be relevant to stockholders in light of their particular circumstances, nor does it address the consequences to stockholders subject to special treatment under the U.S. Federal income tax laws, including, but not limited to:

•	dealers or traders in securities or currencies;
•	tax-exempt entities;
•	banks, financial institutions or insurance companies;
•	real estate investment trusts, regulated investment companies or grantor trusts;
•	persons who acquired Brunswick common stock pursuant to the exercise of employee stock options or otherwise as compensation;
•	stockholders who own, or are deemed to own, 10% or more, by voting power or value, of Brunswick equity;
•	stockholders owning Brunswick common stock as part of a position in a straddle or as part of a hedging, conversion or other risk reduction transaction for U.S. Federal income tax purposes;
•	certain former citizens or long-term residents of the United States;
•	stockholders who are subject to the alternative minimum tax;
•	persons who own Brunswick common stock through partnerships or other pass-through entities; or
•	persons who hold Brunswick common stock through a tax-qualified retirement plan.

This summary does not address any U.S. state or local or foreign tax consequences or any estate, gift or other non-income tax consequences.

If a partnership, or any other entity treated as a partnership for U.S. Federal income tax purposes, holds Brunswick common stock, the tax treatment of a partner in that partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner or partnership is urged to consult its own tax advisor as to its tax consequences.

YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR WITH RESPECT TO THE U.S. FEDERAL, STATE AND LOCAL AND FOREIGN TAX CONSEQUENCES OF THE DISTRIBUTION.

General

Completion of the Spin-Off is conditioned upon Brunswick’s receipt of a written opinion of Cravath, Swaine & Moore LLP, counsel to Brunswick, to the effect that the Distribution will qualify for nonrecognition of gain and loss under Section 355 of the Code and upon the receipt and continuing effectiveness and validity of the IRS Ruling. If the Distribution qualifies for this treatment and subject to the qualifications and limitations set forth herein (including the discussion below relating to the receipt of cash in lieu of fractional shares), for U.S. Federal income tax purposes:

•	no gain or loss will be recognized by, or be includible in the income of, a U.S. Holder as a result of the Distribution, except with respect to any cash received in lieu of fractional shares;
•	the aggregate tax basis of the Brunswick common stock and our common stock held by each U.S. Holder immediately after the Distribution will be the same as the aggregate tax basis of the Brunswick common stock held by the U.S. Holder immediately before the Distribution, allocated between the Brunswick common stock and our common stock in proportion to their relative fair market values on the date of the Distribution (subject to reduction upon the deemed sale of any fractional shares, as described below); and

•	the holding period of our common stock received by each U.S. Holder will include the holding period of its Brunswick common stock; provided that such Brunswick common stock is held as a capital asset on the date of the Distribution.

U.S. Holders that have acquired different blocks of Brunswick common stock at different times or at different prices are urged to consult their tax advisors regarding the allocation of their aggregate adjusted tax basis among, and the holding period of, shares of our common stock distributed with respect to such blocks of Brunswick common stock.

If a U.S. Holder receives cash in lieu of a fractional share of common stock as part of the Distribution, the U.S. Holder will be treated as though it first received a distribution of the fractional share in the Distribution and then sold it for the amount of cash actually received. Provided the fractional share is considered to be held as a capital asset on the date of the Distribution, the U.S. Holder will generally recognize capital gain or loss measured by the difference between the cash received for such fractional share and the U.S. Holder’s tax basis in that fractional share, as determined above. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the Brunswick common stock is more than one year on the date of the Distribution.

The opinion of counsel will not address any U.S. state or local or foreign tax consequences of the Spin-Off. The opinion will assume that the Spin-Off will be completed according to the terms of the Separation and Distribution Agreement and will rely on the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement, the other ancillary agreements, this Information Statement and a number of other documents. In addition, the opinion will be based on certain representations as to factual matters from, and certain covenants by, Brunswick and us as well as the continuing effectiveness and validity of the IRS Ruling. The opinion cannot be relied on if any of the assumptions, representations or covenants are incorrect, incomplete or inaccurate or are violated in any material respect.

Brunswick has received the IRS Ruling. The IRS Ruling relies on certain facts, assumptions, representations and undertakings from Brunswick and us regarding the past and future conduct of Brunswick’s and our businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not otherwise satisfied, Brunswick may not be able to rely on the IRS Ruling. In addition, the IRS Ruling is not a comprehensive ruling from the IRS regarding all aspects of the U.S. Federal income tax consequences of the transactions.

Accordingly, notwithstanding the opinion of counsel and the IRS Ruling, there can be no assurance that the IRS will not assert, or that a court would not sustain, a position contrary to one or more of the conclusions set forth above.

If the Distribution were determined not to qualify for non-recognition of gain and loss, the above consequences would not apply and U.S. Holders could be subject to tax. In this case, each U.S. Holder who receives our common stock in the Distribution would generally be treated as receiving a distribution in an amount equal to the fair market value of our common stock received, which would generally result in:

•	a taxable dividend to the U.S. Holder to the extent of that U.S. Holder’s pro rata share of Brunswick’s current and accumulated earnings and profits;
•	a reduction in the U.S. Holder’s basis (but not below zero) in Brunswick common stock to the extent the amount received exceeds the stockholder’s share of Brunswick’s earnings and profits; and
•	a taxable gain from the exchange of Brunswick common stock to the extent the amount received exceeds the sum of the U.S. Holder’s share of Brunswick’s earnings and profits and the U.S. Holder’s basis in its Brunswick common stock.

Backup Withholding and Information Statement

Payments of cash in lieu of a fractional share of our common stock may, under certain circumstances, be subject to “backup withholding”, unless a U.S. Holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding rules. Corporations will generally be exempt from backup withholding, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding is not an additional tax, and it may be refunded or credited against a U.S. Holder’s U.S. Federal income tax liability if the required information is timely supplied to the IRS.

Treasury Regulations require each Brunswick stockholder that, immediately before the Distribution, owned 5% or more (by vote or value) of the total outstanding stock of Brunswick to attach to such stockholder’s U.S. Federal income tax return for the year in which the Distribution occurs a statement setting forth certain information related to the Distribution.

Consequences to Brunswick

The following is a summary of the material U.S. Federal income tax consequences to Brunswick in connection with the Spin-Off that may be relevant to holders of Brunswick common stock.

As discussed above, completion of the Spin-Off is conditioned upon Brunswick’s receipt of a written opinion of Cravath, Swaine & Moore LLP, counsel to Brunswick, to the effect that the Distribution will qualify for nonrecognition of gain and loss under Section 355 of the Code and the receipt and continuing effectiveness and validity of the IRS Ruling. If the Distribution qualifies for nonrecognition of gain and loss under Section 355 of the Code, no gain or loss will be recognized by Brunswick as a result of the Distribution (other than income or gain arising from any imputed income or other adjustment to Brunswick, us or our respective subsidiaries if and to the extent that the Separation and Distribution Agreement or any ancillary agreement is determined to have terms that are not at arm’s length). The opinion of counsel and IRS Ruling are subject to the qualifications and limitations as are set forth above under “—Consequences to U.S. Holders of Brunswick Common Stock”.

If the Distribution were determined not to qualify for non-recognition of gain and loss under Section 355 of the Code, then Brunswick would recognize gain equal to the excess of the fair market value of our common stock distributed to Brunswick stockholders over Brunswick’s tax basis in our common stock.

Indemnification Obligation

If it were determined that the Distribution did not qualify for non-recognition of gain and loss under Section 355 of the Code, we could, under certain circumstances, be required to indemnify Brunswick for taxes resulting from the recognition of gain described above and related expenses. In addition, current tax law generally creates a presumption that the Distribution would be taxable to Brunswick, but not to holders, if we or our stockholders were to engage in transactions that result in a 50% or greater change by vote or value in the ownership of our stock during the four-year period beginning on the date that begins two years before the date of the Distribution, unless it were established that such transactions and the Distribution were not part of a plan or series of related transactions giving effect to such a change in ownership. If the Distribution were taxable to Brunswick due to such a 50% or greater change in ownership of our stock, Brunswick would recognize gain equal to the excess of the fair market value of our common stock distributed to Brunswick stockholders over Brunswick’s tax basis in our common stock and we generally would be required to indemnify Brunswick for the tax on such gain and related expenses. For a description of our indemnification obligations, see “Certain Relationships and Related Party Transactions—Agreements with Brunswick—Tax Matters Agreement”.

Results of the Spin-Off

After the Spin-Off, we will be an independent, publicly traded company. Immediately following the Spin-Off, we expect to have approximately          beneficial holders of shares of our common stock and approximately          shares of our common stock outstanding, based on the number of Brunswick stockholders and shares of Brunswick common stock outstanding on                , 2019. The actual number of shares of our common stock Brunswick will distribute in the Spin-Off will depend on the actual number of shares of Brunswick common stock outstanding on the Record Date, which will reflect any issuance of new shares or exercises of outstanding options pursuant to Brunswick’s equity plans, and any repurchase of Brunswick shares by Brunswick under its common stock repurchase program or otherwise, on or prior to the Record Date. Shares of Brunswick common stock held by Brunswick as treasury shares will not be considered outstanding for purposes of, and will not be entitled to participate in, the Distribution. The Spin-Off will not affect the number of outstanding shares of Brunswick common stock or any rights of Brunswick stockholders, although we expect the trading price of shares of Brunswick common stock immediately following the Distribution to be lower than immediately prior to the Distribution because the trading price of Brunswick common stock will no longer reflect the value of the Fitness Business.

Before our separation from Brunswick, we intend to enter into a Separation and Distribution Agreement and several other agreements contemplated thereby with Brunswick related to the Spin-Off. These agreements will govern the relationship between us and Brunswick up to and after completion of the Spin-Off and allocate between us and Brunswick various assets, liabilities, rights and obligations, including employee benefits, intellectual property and tax-related assets and liabilities. We describe these arrangements in greater detail under “Certain Relationships and Related Party Transactions—Agreements with Brunswick”.

Listing and Trading of our Common Stock

As of the date of this Information Statement, we are a wholly owned subsidiary of Brunswick. Accordingly, no public market for our common stock currently exists, although a “when-issued” market in our common stock may develop prior to the Distribution. See “—Trading Prior to the Distribution Date” below for an explanation of a “when-issued” market. We intend to list our shares of common stock on          under the symbol “       ”.

Neither we nor Brunswick can assure you as to the trading price of Brunswick common stock or our common stock after the Spin-Off, or as to whether the combined trading prices of our common stock and the Brunswick common stock after the Spin-Off will be less than, equal to or greater than the trading prices of Brunswick common stock prior to the Spin-Off. The trading price of our common stock may fluctuate significantly following the Spin-Off. See “Risk Factors—Risks Relating to Our Common Stock” for more detail.

The shares of our common stock distributed to Brunswick stockholders will be freely transferable, except for shares received by individuals who are our affiliates. Individuals who may be considered our affiliates after the Spin-Off include individuals who control, are controlled by or are under common control with us, as those terms generally are interpreted for federal securities law purposes. These individuals may include some or all of our directors and executive officers. Individuals who are our affiliates will be permitted to sell their shares of our common stock only pursuant to an effective registration statement under the Securities Act of 1933, as amended (the “Securities Act”), or an exemption from the registration requirements of the Securities Act, such as those afforded by Section 4(a)(1) of the Securities Act or Rule 144 thereunder.

Trading Prior to the Distribution Date

We expect a “when-issued” market in our common stock to develop as early as two trading days prior to the Record Date for the Distribution and continue up to and including the Distribution Date. “When-issued” trading refers to a sale or purchase made conditionally on or before the Distribution Date because the securities of the spun-off entity have not yet been distributed. If you own shares of Brunswick common stock on the Record Date, you will be entitled to receive shares of our common stock in the Distribution. You may trade this entitlement to receive shares of our common stock, without the shares of Brunswick common stock you own, on the “when-issued” market. We expect “when-issued” trades of our common stock to settle within three trading days after the Distribution Date. On the first trading day following the Distribution Date, we expect that “when-issued” trading of our common stock will end and “regular-way” trading will begin.

We also anticipate that, as early as two trading days prior to the Record Date and continuing up to and including the Distribution Date, there will be two markets in Brunswick common stock: a “regular-way” market and an “ex-distribution” market. Shares of Brunswick common stock that trade on the regular-way market will trade with an entitlement to receive shares of our common stock in the Distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of our common stock in the Distribution. Therefore, if you sell shares of Brunswick common stock in the regular-way market up to and including the Distribution Date, you will be selling your right to receive shares of our common stock in the Distribution. However, if you own shares of Brunswick common stock on the Record Date and sell those shares on the ex-distribution market up to and including the Distribution Date, you will still receive the shares of our common stock that you would otherwise be entitled to receive in the Distribution.

Following the Distribution Date, we expect shares of our common stock to be listed on                under the trading symbol “             ”. If “when-issued” trading occurs, the listing for our common stock is expected to be under a trading symbol different from our “regular-way” trading symbol. We will announce our “when-issued” trading symbol when and if it becomes available. If the Spin-Off does not occur, all “when-issued” trading will be null and void.

Conditions to the Spin-Off

We expect that the Separation will be effective on the Distribution Date, provided that the following conditions shall have been satisfied or waived by Brunswick:

•	the Brunswick Board shall have authorized and approved the Reorganization, the Internal Transactions and the Distribution and not withdrawn such authorization and approval, and shall have declared the dividend of our common stock to Brunswick stockholders;
•	the ancillary agreements contemplated by the Separation and Distribution Agreement shall have been executed by each party to those agreements;
•	our common stock shall have been accepted for listing on or another national securities exchange approved by Brunswick, subject to official notice of issuance;
•	the SEC shall have declared effective our Registration Statement on Form 10, of which this Information Statement is a part, under the Exchange Act, and no stop order suspending the effectiveness of the Registration Statement shall be in effect and no proceedings for that purpose shall be pending before or threatened by the SEC;
•	the Reorganization shall have been completed in accordance with the plan of reorganization pursuant to the Separation and Distribution Agreement (other than those steps that are expressly contemplated to occur at or after the Distribution);
•	the Internal Transactions shall have been completed;
•	prior to the Distribution, Brunswick shall have delivered or cause to be delivered to us resignations, effective as of immediately after the Distribution, of each individual who will be an employee of Brunswick after the Distribution and who is an officer or director of Life Fitness or any of its subsidiaries immediately prior to the Distribution;
•	Brunswick shall have received the written opinion of Cravath, Swaine & Moore LLP, which shall remain in full force and effect, that, subject to the accuracy of and compliance with certain representations, warranties and covenants made in connection with such opinion and the Tax Matters Agreement, the Distribution will qualify for non-recognition of gain and loss under Section 355 of the Code;
•	Brunswick shall have received an IRS Ruling regarding certain U.S. Federal income tax consequences of the Spin-Off that continues to be effective and valid;
•	no order, injunction or decree issued by any governmental authority of competent jurisdiction or other legal restraint or prohibition preventing consummation of the Distribution shall be in effect, and no other event outside the control of Brunswick shall have occurred or failed to occur that prevents the consummation of the Distribution;
•	no other events or developments shall have occurred prior to the Distribution that, in the judgment of the Brunswick Board, would result in the Distribution having a material adverse effect on Brunswick or the stockholders of Brunswick;
•	prior to the Distribution, notice of Internet availability of this Information Statement or this Information Statement shall have been mailed to the holders of Brunswick common stock as of the Record Date;
•	prior to the Distribution, Brunswick shall have duly elected the individuals listed as members of our Board in this Information Statement, and such individuals shall be the members of our Board effective immediately after the Distribution; provided, however, that to the extent required by any Law or requirement of or any other national securities exchange, as applicable, the existing directors shall appoint one independent director prior to the date on which “when-issued” trading of our

common stock begins on the          . This independent director shall begin his or her term prior to the Distribution and shall serve on our Audit Committee, Human Resources and Compensation Committee and Nominating and Corporate Governance Committee; and

•	immediately prior to the Distribution, our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws, each in substantially the form filed as an exhibit to the Registration Statement on Form 10 of which this Information Statement is a part, shall be in effect.

The fulfillment of the above conditions will not create any obligation on Brunswick’s part to complete the Spin-Off. We are not aware of any material federal, foreign or state regulatory requirements with which we must comply, other than SEC rules and regulations, or any material approvals that we must obtain, other than the approval for listing of our common stock and the SEC’s declaration of the effectiveness of the Registration Statement, in connection with the Distribution. Brunswick has the right not to complete the Spin-Off if, at any time prior to the consummation of the Distribution, the Brunswick Board determines, in its sole and absolute discretion, that the Spin-Off is not in the best interests of Brunswick or its stockholders or is otherwise not advisable.

Reasons for Furnishing This Information Statement

We are furnishing this Information Statement solely to provide information to Brunswick’s stockholders who will receive shares of our common stock in the Distribution. You should not construe this Information Statement as an inducement or encouragement to buy, hold or sell any of our securities or any securities of Brunswick. We believe that the information contained in this Information Statement is accurate as of the date set forth on the cover. Changes to the information contained in this Information Statement may occur after that date, and neither we nor Brunswick undertakes any obligation to update the information except in the normal course of our and Brunswick’s public disclosure obligations and practices.

DIVIDEND POLICY

We have not yet determined our dividend policy, but we intend to do so prior to the Spin-Off. Our Board will make all decisions regarding the payment of future dividends, and such decisions will depend on many factors, including our financial condition, earnings, capital requirements of our business, covenants associated with debt obligations, legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. There can be no assurance that we will pay a dividend in the future or continue to pay any dividend if we do commence paying dividends.

CAPITALIZATION

The following table sets forth our cash and capitalization as of June 30, 2018, on a historical basis and on a pro forma basis to give effect to the Spin-Off and the transactions related to the Spin-Off, as if they occurred on June 30, 2018, and subject to the assumptions and adjustments described in “Unaudited Pro Forma Condensed Combined Financial Information”. You should review the following table in conjunction with “Unaudited Pro Forma Condensed Combined Financial Information”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our historical Combined and Condensed Combined Financial Statements and the accompanying notes thereto included elsewhere in this Information Statement.

	As of June 30, 2018
	(unaudited)
	Historical	Pro Forma
($ in millions)
Cash and cash equivalents	$26.7	$

Capitalization
Debt:
Short-term due to parent	$0.6	$
Long-term due to parent	20.8
Total debt	$21.4	$

Equity:
Net parent investment	$683.4	$
Common stock, par value $0.01	—
Additional paid-in capital	—
Accumulated other comprehensive loss	(19.6)
Total equity	$663.8	$

Total capitalization(A)	$684.6	$
(A)	We define total capitalization as the sum of long-term due to parent and total equity.

We have not yet finalized our post-Spin-Off capitalization. Adjusted financial data reflecting our post-Spin-Off capitalization will be included in an amendment to this Information Statement.

SELECTED HISTORICAL FINANCIAL DATA

The following tables present selected historical financial data as of December 31, 2017 and 2016 and for each of the years in the three-year period ended December 31, 2017 and as of and for the six months ended June 30, 2018 and July 1, 2017. The selected historical financial data as of December 31, 2017 and 2016 and for each of the fiscal years in the three-year period ended December 31, 2017 are derived from our audited Combined Financial Statements included elsewhere in this Information Statement. The selected historical financial data as of and for the six months ended June 30, 2018 and July 1, 2017 are derived from our unaudited Condensed Combined Financial Statements that are included elsewhere in this Information Statement. The unaudited financial statements have been prepared on the same basis as the audited financial statements and, in the opinion of our management, include all adjustments, consisting of only ordinary recurring adjustments, necessary for a fair presentation of the data set forth in this Information Statement.

The selected historical financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Unaudited Pro Forma Condensed Combined Financial Information” and our Combined and Condensed Combined Financial Statements and the accompanying notes thereto included elsewhere in this Information Statement. The financial data included herein may not be indicative of Life Fitness’ future performance, do not necessarily include the actual expenses that would have been incurred by Life Fitness and may not reflect the results of operations, financial position and cash flows of Life Fitness had Life Fitness been a separate, standalone company during the periods presented. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Basis of Presentation”.

	Six Months Ended		Year Ended December 31,
	June 30, 2018(G)	July 1, 2017	2017	2016	2015
(in millions)
Results of operations data
Net sales	$495.4	$486.6	$1,035.0	$979.5	$794.1
Restructuring, exit, integration and impairment charges	1.8	9.3	32.8	12.7	—
Operating earnings(A)(B)	14.7	29.1	48.1	97.2	103.6
Earnings before income taxes(A)(B)	14.1	29.6	49.2	96.3	103.4
Net earnings(A)(B)(C)(D)	11.4	22.1	55.0	65.5	77.5
Effective tax rate(D)	19.1%	25.3%	(11.8)%	32.0%	25.0%

EBITDA(A)(B)(E)	$27.3	$41.9	$73.1	$117.4	$112.5
Adjusted EBITDA(E)	34.9	51.2	119.4	130.1	112.5
Adjusted Operating Earnings(F)	22.3	38.4	94.4	109.9	103.6
Adjusted Net Earnings(F)	17.4	27.0	66.7	74.2	69.5

Cash flow data
Net cash provided by operating activities	$22.4	$17.9	$44.2	$112.7	$45.2
Capital expenditures	8.6	15.5	25.2	36.0	16.8
	As of		As of December 31,
	June 30, 2018(G)	July 1, 2017	2017	2016
(in millions)
Balance sheet data
Total assets	$1,041.5	$993.0	$1,058.3	$992.3
(A)	For the six months ended June 30, 2018, the Company recorded a $1.6 million charge, $1.3 million after-tax, for costs related to product field campaigns. The full-year 2017 results include a $13.5 million charge, $8.9 million after-tax, for costs related to field campaigns pertaining to certain Cybex products designed prior to the acquisition as discussed in “Note 9—Commitments and Contingencies” in the Notes to the Combined Financial Statements and “Note 8—Commitments and Contingencies” in the Notes to the Condensed Combined Financial Statements.
(B)	For the six months ended June 30, 2018, Life Fitness recorded $4.2 million of charges, $3.4 million after-tax, for costs incurred in connection with the Spin-Off.

(C)	Net earnings includes $1.4 million and $5.3 million of after-tax restructuring, exit, integration and impairment charges for the six months ended June 30, 2018 and July 1, 2017, respectively. Net earnings includes $21.6 million and $8.1 million of after-tax restructuring, exit, integration and impairment charges for the years ended 2017 and 2016, respectively.
(D)	Income tax provision includes a net tax provision (benefit) of ($0.1) million and ($0.4) million for the six months ended June 30, 2018 and July 1, 2017, respectively, and includes a net tax provision (benefit) of ($18.8) million, $0.6 million and ($8.0) million for the years ended 2017, 2016 and 2015, respectively, related to special tax items. The income tax benefit from special tax items in 2017 is primarily related to the writedown of net deferred tax liabilities resulting from the impact of the reduction in the U.S. statutory rate from 35% to 21% as as result of the TCJA. The income tax benefit from special tax items in 2015 is primarily related to the internal restructuring of foreign entities.
(E)	EBITDA, a non-GAAP measure, is defined as our net earnings calculated in accordance with GAAP, adjusted for net interest (income) expense and income tax expense (benefit), on the Combined Statements of Operations and on the Condensed Combined Statements of Comprehensive Income, and depreciation and amortization, on the Combined and Condensed Combined Statements of Cash Flows. Adjusted EBITDA, a non-GAAP measure, is defined as our EBITDA adjusted for restructuring, exit, integration and impairment charges and other costs. See “Summary Historical and Unaudited Pro Forma Condensed Combined Financial Information—Non-GAAP Financial Information” on page 26 for an explanation and reconciliation of EBITDA and Adjusted EBITDA to the most directly comparable GAAP measures.
(F)	Adjusted Operating Earnings, a non-GAAP measure, is defined as our operating earnings calculated in accordance with GAAP, adjusted for restructuring, exit, integration and impairment charges, product field campaign costs and spin-off charges. Adjusted Net Earnings, a non-GAAP measure, is defined as our net earnings calculated in accordance with GAAP, adjusted for tax-effected restructuring, exit, integration and impairment charges, tax-effected product field campaign costs, tax-effected spin-off charges and special tax items. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Information” on page 99 for an explanation and reconciliation of Adjusted Operating Earnings and Adjusted Net Earnings to the most directly comparable GAAP measures.
(G)	See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Matters Affecting Comparability” and “Note 2—Significant Accounting Policies” in the Notes to the Condensed Combined Financial Statement for a discussion of comparability.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

The Unaudited Pro Forma Condensed Combined Financial Information of Life Fitness will consist of Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2017 and the six months ended June 30, 2018 and an Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2018, which have been derived from our historical Combined and Condensed Combined Financial Statements included elsewhere in this Information Statement. See “Index to Financial Statements”. To effect the separation, Brunswick will first undertake the Reorganization, following which Life Fitness will hold, directly or through its subsidiaries, the Fitness Business. The separation will be completed by way of a pro rata distribution of at least 80.1% of Life Fitness shares held by Brunswick to Brunswick’s stockholders.

The Unaudited Pro Forma Condensed Combined Financial Information will reflect adjustments to our historical financial results in connection with the Spin-Off and Distribution. The Unaudited Pro Forma Condensed Combined Statements of Operations will give effect to the Spin-Off and Distribution as if they had occurred on the beginning of our most recently completed fiscal year. The Unaudited Pro Forma Condensed Combined Balance Sheet will give effect to these events as if they occurred as of our latest balance sheet date.

Our Unaudited Pro Forma Condensed Combined Financial Information will be prepared to reflect adjustments to our historical Combined and Condensed Combined Financial Statements that are: (i) factually supportable, (ii) directly attributable to the Spin-Off and Distribution and (iii) with respect to Unaudited Pro Forma Condensed Combined Statements of Operations, expected to have a continuing impact on the Fitness Business following the completion of the Spin-Off and Distribution. In connection with the Spin-Off, we expect to complete the Internal Transactions. Additional information regarding the Internal Transactions and our indebtedness following the Spin-Off will be provided in subsequent amendments to this Information Statement. See “Certain Relationships and Related Party Transactions—Agreements with Brunswick—Separation and Distribution Agreement”. As we have not determined our capital structure at this time, we cannot determine the pro forma adjustments to our historical Combined and Condensed Combined Financial Statements. Any such adjustments will be subject to change based on the finalization of the terms of the Spin-Off and related transaction agreements. The Unaudited Pro Forma Condensed Combined Financial Information will be provided in a subsequent amendment to this Information Statement.

Our historical Combined and Condensed Combined Financial Statements included elsewhere in this Information Statement include an allocation of general corporate expenses from Brunswick. These expenses include costs for corporate functions including senior management, legal, human resources, finance and accounting, tax, treasury, information technology, marketing and communication, internal audit and other shared services. The financial information in our historical Combined and Condensed Combined Financial Statements included elsewhere in this Information Statement does not necessarily include all the expenses that would have been incurred by the Fitness Business had it been a separate, standalone company. To operate as an independent, publicly traded company, we expect to incur costs to replace certain services previously provided by Brunswick, which costs may be higher than those reflected in our historical Combined and Condensed Combined Financial Statements included elsewhere in this Information Statement, in addition to increased administrative and other costs. Due to the scope and complexity of these activities, the amount and timing of these incremental costs could vary. Due to the regulations governing the preparation of pro forma financial statements, the Unaudited Pro Forma Condensed Combined Financial Information will not reflect these incremental costs associated with being an independent, publicly traded company because they are projected amounts based on subjective estimates and are not factually supportable. The Unaudited Pro Forma Condensed Combined Financial Information will not reflect the expected charges or the expected realization of any cost savings or other synergies.

The Unaudited Pro Forma Condensed Combined Financial Information should be read together with our historical Combined and Condensed Combined Financial Statements and the notes thereto, “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this Information Statement. The Unaudited Pro Forma Condensed Combined Financial Information is provided for illustrative and informational purposes only and is not intended to represent what our results of operations or financial position would have been had the Spin-Off and Distribution been completed on the dates assumed. The Unaudited Pro Forma Condensed Combined Financial Information also may not be indicative of our future results of operations or financial position as a standalone public company.

LIFE FITNESS
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE SIX MONTHS ENDED JUNE 30, 2018

LIFE FITNESS
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2017

LIFE FITNESS
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF JUNE 30, 2018

LIFE FITNESS
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

BUSINESS

Our Company

Life Fitness is a leading global designer, manufacturer and distributor of a broad portfolio of commercial cardiovascular and strength training fitness equipment marketed under our internationally recognized premium lifestyle brands, including Life Fitness, Hammer Strength, Cybex, ICG and SCIFIT. We believe that we have the largest global installed base of commercial fitness equipment. Life Fitness was established in 1977 and acquired by Brunswick in 1997. Life Fitness has a rich history as a comprehensive fitness solutions provider. We deliver an integrated fitness offering with high quality and innovative fitness equipment along with digital solutions and support services that are tailored to our customers’ needs and to ultimately help fitness consumers achieve their goals. The commercial market within the fitness equipment industry is our primary focus and over 90% of our 2017 annual revenue was derived from sales to the commercial fitness equipment market. We estimate that commercial fitness equipment represents more than a $3 billion market opportunity globally, of which Life Fitness enjoys approximately 30% share based on 2017 sales. We believe we are well-positioned to design and manufacture highly durable equipment that will withstand a rigorous use cycle over several years. Our commercial customers span health clubs and a broad range of vertical markets, including:

•	Hospitality: hotels, resorts, spas, wellness centers and cruise ships
•	Multi-unit housing: apartments and condominiums
•	Corporate: corporate offices, plants or other company facilities
•	Education: schools and universities
•	Military and Government Agencies: armed forces, government agencies and other public authorities
•	Other: hospitals, medical centers and rehabilitation centers

We have a long and storied history of serving the fitness industry. Since Life Fitness’ formative years, we have maintained an entrepreneurial spirit that has helped define the fitness equipment market. Our first product, the Lifecycle, was the world’s first electric exercise bicycle with programmed resistance levels. Our founders purchased the rights to this invention and further developed it before beginning to sell it commercially in 1977. Over the subsequent decades, we continued to innovate by developing the first electronic strength circuit, a group of computerized strength training equipment, and the first video interactive cardio product – product concepts that are still relevant. Today, we are at the forefront of the digital movement in commercial fitness. We were first to market with open architecture asset management software with LFConnect in 2012 and have recently expanded our software offering with Halo Fitness Cloud in 2018. We continue to innovate through our Digital Ventures Group, which identifies leading technologies and entrepreneurs to drive innovation for the fitness industry.

Life Fitness’ scale, manufacturing expertise and extensive product offering are highly valued by our large and diverse customer base. We are a global company represented in over 160 countries with 46% of our 2017 net sales derived from markets outside the U.S. We estimate that 250,000 global fitness facilities, which include health clubs and vertical market installations, feature our equipment. Over 60 million exercisers around the world regularly use our equipment in over 4 billion workouts annually. More than 90% of our current cardiovascular offering is connectable, capable of delivering an internet enabled interface for exercisers as well as asset management solutions for fitness facility operators.

We believe that we have the broadest, most effective routes to market through our direct sales force, dealers and distributors. Life Fitness’ large and experienced direct sales force operates in 13 countries and our trusted dealers and distributors provide us access to over 150 additional countries. We optimize our sales and distribution channels to most effectively serve the needs of each local market. Our direct sales force, dealers and distributors are distinguished by their deep knowledge of and experience with exercise science, club operations and market trends.

In recent years, we have delivered solid top-line growth and generated over $1.0 billion in net sales in fiscal year 2017. From fiscal years 2015 to 2017, we grew net sales at a compound annual growth rate of 9%, primarily driven by acquisitions and growth in sales to our largest customer. In fiscal year 2017, we achieved net earnings of $55.0 million and an Adjusted EBITDA margin of 11.5%. Adjusted EBITDA is a non-GAAP measure. See “—Summary Historical and Unaudited Pro Forma Condensed Combined Financial Information” for its definition and a reconciliation to the most directly comparable GAAP measure.

Our vision is to connect the world to fitness by leveraging our global installed base to deliver a seamless combination of physical and digital products. We will accomplish this by investing in our industry leading combination of brands, products, innovation, market reach, operating capabilities and customer relationships. By enhancing our differentiated equipment offering with digital solutions and services as well as potential monetization opportunities from connected consoles, we expect to gain a larger share of the commercial equipment market, enhance margins and drive profitable growth for Life Fitness.

Our Products

Our product offering includes a broad variety of branded commercial cardiovascular and strength training fitness equipment. We help these facilities operate their businesses more effectively and also provide software, technology and services to help fitness facilities attract and retain fitness consumers by providing meaningful feedback. Life Fitness’ comprehensive portfolio of products and robust lifestyle brands support our leading market position in the commercial fitness equipment market.

Life Fitness Revenue Mix by Product
(Percentage of Fiscal Year 2017 Revenue)*

*	Cardiovascular revenues includes revenues from service, parts and accessories.

Cardiovascular

Our portfolio of cardiovascular equipment includes a broad range of connectable treadmills, cross trainers, arc trainers and exercise bikes as well as rowers and other equipment. We offer an extensive range of console technologies which provides us with the ability to differentiate and customize our offering to best meet our customers’ needs and requirements.

The Life Fitness and Cybex brands enable us to target our offering toward commercial fitness markets ranging from traditional fitness clubs to vertical markets. The ICG brand serves group fitness channels and SCIFIT brand has a strong connection to medical rehabilitation and active-aging applications.

Strength

Our portfolio of strength products includes the widest array of selectorized strength equipment, benches and racks, functional strength equipment and strength accessories.

Hammer Strength is universally recognized as a leading global strength brand and is the strength training equipment of choice for elite and high-performance athletics, as evidenced by our presence in all Major League Baseball facilities and over 90% of National Football League training facilities. We target the Life Fitness and Cybex brands toward traditional fitness clubs and vertical markets.

Consumer, Digital and Other

Life Fitness has a primarily U.S.-based consumer business focused on the sale of commercial-grade Life Fitness branded fitness equipment to consumers through e-commerce and a selective presence in specialty retail locations. We also maintain an active recreation business which designs and markets billiards tables, assorted game room tables, furniture and accessories under the Brunswick and Contender Brands, sold through specialty retail channels.

We continue to invest in the development of digital solutions to bolster our equipment portfolio with high-value consumer-led technologies that we believe will become a key differentiating element of our fitness offering over time. With the introduction of the LFConnect open architecture platform in 2012, Life Fitness pioneered equipment connectivity to enhance the consumer experience and provide asset management capability for fitness facilities. The LFConnect platform connects fitness machines to consumer fitness trackers (including wearables) and applications to enhance the exerciser experience, and allows fitness facilities to better monitor day-to-day equipment management and operations. Subsequently, in March 2018, we introduced Halo to supplement LFConnect. Halo is an innovative technology platform that provides a broader software solution for our fitness facility customers to create meaningful interactions with their fitness consumers and to run their businesses more efficiently. Halo will enable Life Fitness to capitalize on emerging digital market trends and growth opportunities that are complementary to the sale of fitness equipment as well as provide an effective tool for clubs to attract and retain exercisers. Life Fitness was one of the first equipment solution providers Apple® chose in 2017 for the Apple Watch® integration initiative, an early proof point of the consumer potential of our open architecture platform.

Our Industry

The global fitness industry is a vibrant and growing sector within the $4.2 trillion global health and wellness market. The health club market reached record revenue and membership levels in 2017, generating approximately $87.2 billion in revenue with approximately 174 million active participants. The number of active club members has grown steadily, adding 71 million members since 2005, with 23 million members joining in the past two years alone. The health club market has proven to be resilient to economic cycles. Industry revenue has grown at a compound annual growth rate of approximately 4% since 2005 and without interruption during the Great Recession.

Global Health Club Market and Membership
(Total Members, millions; Industry Revenue, $ billions)*

*	Global industry revenue is not adjusted for foreign exchange rate fluctuations, which primarily drove the 2015 revenue decrease relative to 2014

Several global fitness trends are impacting fitness equipment manufacturers, including consumer prioritization of health and wellness, consumer demand for variety and social engagement in training activities, shifting consumer preferences to budget clubs, premium clubs and boutiques, a growing desire for digital solutions, and continued development in international markets. These trends are driving increased demand for fitness activities, products and services and, in turn, for commercial fitness equipment.

•	Consumer prioritization of fitness benefits. Consumers are increasingly aware of the health benefits associated with exercise and are prioritizing health, wellness and active lifestyles. This consumer behavior is driving overall fitness participation, as evidenced by increased demand for health club memberships, wearables technology and fitness apps. In the U.S., the percentage of the population engaging in leisure-time physical activity has seen a sustained increase since 2005, with a preference toward workouts as a primary form of exercise, as opposed to outdoor and individual sports. As the global population ages, older members of society are exercising more often than previous generations. In response to increasing healthcare costs, corporations are providing fitness subsidies and commercial support for wellness plans to encourage healthier lifestyles in an attempt to arrest and reverse rising healthcare costs. Similarly, insurance companies are beginning to offer life insurance policies that track fitness and health data through wearables and smartphones in order to adjust premiums based on the health and activity of individual customers. Additionally, governments are increasingly introducing legislation to further encourage and promote the benefits of fitness, such as the U.S. Personal Health Investment Today Act and the Australian Fringe Benefit Tax deduction.

•	Greater variety and social engagement in training activities. Group exercise and functional training continue to grow as Millennials choose to exercise differently than prior generations. Exercising is an increasingly social activity for Millennials who are willing to pay a premium for group exercise experiences and who are heavy users of group fitness classes, with Millenials making up approximately 40% of boutique studio memberships in 2018 as compared to Baby Boomers, who make up less than 15%. In 2017, approximately 14 million U.S. health club members maintained a membership in more than one commercial facility. This trend is likely due to exercisers’ desire for variety of training and intensity as well as social engagement, ultimately resulting in fitness facilities shifting their deployment of floor space and modifying their equipment purchasing patterns to match evolving exerciser preferences.
•	Changing landscape for the traditional club. Lower-cost budget clubs, premium clubs and boutiques are driving market participation and pressuring the traditional club model. Budget clubs offer price-sensitive and more casual exercisers access to a full suite of equipment at lower monthly prices as compared to more traditional competitors and are a price-effective alternative or supplement to home exercise options. As a result, budget clubs, which represent approximately 18% of the club market, are projected to generate approximately 20% compound annual growth from 2017 through 2020. Premium clubs and boutiques, which collectively constitute approximately 25% of the club market, generally offer a variety of premium and specialized fitness alternatives, equipment and accessories with enhanced features and advanced functionality as well as a broader range of services as compared to traditional clubs. Virtually non-existent in 2010, the boutique sector experienced significant growth in its formative years between 2010 and 2014. Growth in this space is anticipated to moderate but continue for the foreseeable future as boutiques capitalize on fitness enthusiasts who seek and are willing to pay a premium for a variety of activities with a more specialized, personalized and premium experience. Additionally, as boutiques and budget clubs continue to grow, they are well-positioned to take advantage of systemic changes in the retail landscape that are resulting in a favorable real estate environment for facility expansion. Pressure from both ends of the club market is forcing traditional clubs, which have experienced subdued growth, to transition their business model to adopt different price-points, include more group fitness offerings and to increase reliance on technology to address evolving customer demands.
•	Digital content, feedback and coaching. Although fitness clubs remain in the very early stages of trial and adoption, consumer and commercial customers have shown an increased desire for digital solutions. Technology companies, ranging from emerging companies, such as Peloton and Tonal, to large players, such as Amazon and Samsung, are increasingly developing fitness offerings and accelerating a tech-enabled fitness ecosystem. There is meaningful consumer demand for wearables with data-tracking capabilities and other quantified self-performance measurement technologies. This connectivity is growing in importance as employers and insurers begin to test risk-based healthcare pricing models. Additionally, evolving consumer preferences have driven an emergence of technologically advanced at-home fitness providers offering unique content and coaching typically through subscription-based business models. These digital solutions are often not limited to the use of specific fitness equipment, thereby allowing broad consumer use. As a result of these trends, clubs and boutiques are increasingly developing and deploying third-party digital solutions which offer custom content and active coaching to enhance their offerings and motivate members.
•	International market development. Given the U.S. represented only 34% of global health club revenue in 2017, there is substantial opportunity for fitness equipment manufacturers to expand globally, particularly due to the growing demand for fitness facilities in emerging markets in Asia, Africa, the Middle East and Latin America. For example, the growing middle class in countries such as China now has more leisure time and disposable income to spend on health and wellness. Consequently, the gym, health and fitness club market in China grew at a compound annual growth rate of over 20% from 2012 to 2017, resulting in $3.9 billion of club revenues in mainland China in 2017, and is expected to continue contributing to incremental global growth.

Fitness equipment is an approximately $11.1 billion global industry and can be bifurcated into the consumer and commercial markets.

Consumer

We believe the consumer market within the global fitness equipment industry was approximately $7.7 billion in 2017 and is expected to grow at a mid-single-digit annual percentage rate through 2020. This market includes fitness equipment sold to the fitness consumer primarily for home use. Less than 10% of our sales are in the consumer market. The direct-to-consumer model is not our primary focus given the significant upfront and ongoing investment in advertising and promotion and the concentration in lower-quality, less durable and portable equipment to price sensitive consumers with varying levels of exercise needs and commitment. This market has been and remains susceptible to rapidly changing trends that often drastically reshape consumer demand, such as the recent growing influence of content-based subscription business models mentioned above.

Commercial

We believe the commercial market within the global fitness equipment industry was approximately $3.4 billion in 2017 and is expected to grow at a low single-digit annual percentage rate through 2020. The commercial market can be divided into health clubs and vertical markets. Driven by exercisers’ desire for social engagement, we believe that the commercial fitness experience will continue to be enhanced with innovation that provides a broader array of entertainment, content and connectivity capabilities that engage and motivate the exerciser. Certain consumer fitness equipment trends, such as content-based subscription models, often drive consumer participation and help expand commercial facility growth as users seek greater exercise variety and real-time social engagement.

Commercial Fitness Market by Customer Type
(Percentage of 2017 Global Revenue)

Health clubs, including traditional clubs, budget clubs, premium clubs and boutiques, comprised $1.9 billion of the equipment market in 2017 and are expected to grow through 2020 at low single-digit annual percentage rates. We anticipate budget clubs and boutiques will drive the majority of health club growth. Vertical markets, including hospitality locations, multi-unit housing, corporations, schools and universities, military and governmental agencies, retirement and assisted living facilities, professional and collegiate sports teams and community centers, comprised $1.5 billion of the commercial equipment market in 2017 and are expected to grow at mid-single-digit annual percentage rates through 2020.

Fitness equipment in the commercial market can be classified into two primary product categories: cardiovascular equipment and strength equipment. Cardiovascular equipment was a $1.9 billion category in 2017 and is expected to grow at low single-digit annual percentage rates through 2020. Strength equipment is a slightly smaller category at $1.5 billion in 2017 and is expected to grow at mid-single-digit annual percentage rates through 2020. Durable equipment required in the commercial market is a source of stable revenue due in part to replacement demand and constant evolution of health club business models. To attract fitness consumers and address member satisfaction, commercial facilities typically refresh their equipment offering on a regular cycle which averages 5 to 7 years for cardiovascular equipment and 7 to 9 years for strength equipment. This cycle is often accelerated in highly competitive markets as well as with the technological obsolescence of fitness equipment. Conversely, fitness facilities may temporarily postpone their equipment refresh cycle as a result of economic or competitive conditions in certain markets or due to lack of product innovation.

Beyond the commercial fitness equipment market in which we operate today, we expect that the broader market for fitness software and services will continue to evolve. We believe this market has the opportunity to grow faster and over time become larger than traditional fitness equipment due to the potential rise of a recurring subscription business model. The early-stage evolution of digitally-integrated commercial fitness equipment is underway with growth opportunities through innovative fitness applications and virtual content, member management software and sponsored content. We believe the fitness industry is currently in an incubation phase of technology evaluation and adoption and may soon enter a growth phase, with the potential to materially expand our total addressable market.

Our Competitive Strengths

Life Fitness’ significant competitive strengths distinguish us from our peers:

•	Leading global market position leveraging the largest installed base and a portfolio of leading lifestyle brands. We are a leading developer and manufacturer of exercise solutions in the global commercial fitness market, with superior health and wellness lifestyle brand equity, offering extensive breadth, depth and quality of product offerings. As the fitness industry continues to diversify with the growth of budget clubs, premium clubs and boutiques, our broad portfolio of products and brands places us in a leading position to serve all customers. Life Fitness’ global installed base of connectable fitness equipment provides us with a unique advantage to offer a holistic solution for customers. Our extensive installed base includes approximately 2 million pieces of cardiovascular and strength equipment used regularly by over 60 million exercisers.

Given the high quality of our products, strong customer relationships and incumbent market position, we believe our current customers are more likely to consider replacing our existing equipment with our newer models versus those of our competitors. Our position is further strengthened by our leading open architecture digital ecosystem that enables the connection of our equipment, customers and fitness consumers. We believe this digital ecosystem will generate recurring digital revenue streams from connected consoles and drive our future growth as the commercial fitness landscape becomes increasingly digitized. Through the secure capture and management of data across our portfolio, we can achieve superior insight into consumer preferences and market dynamics for our customers.

•	Strong innovation and product development heritage. We have a long and successful history of addressing the key trends in the fitness industry by investing in product development and technology leadership with the goal of providing the highest-quality solutions and services for a broad range of fitness facilities and fitness consumers. Our innovation and product development competencies are founded in sound exercise science and a deep understanding of human biomechanics that allow us to capitalize on market trends and respond with capability-building organic growth initiatives, partnerships and acquisition opportunities. We believe that our breadth of knowledge and expertise in biomechanics is unique in our industry and positions us to develop and introduce fitness solutions that deliver results with optimal workout safety and efficiency. Additionally, we have disrupted competitors with our patented Coach by Color® system, a biofeedback system in group cycling applications that informs the cardiovascular exerciser and coach of user effort level through color-based exertion tracking.

We continue to develop and vigorously protect our intellectual property and have secured a portfolio of over 200 utility and over 90 design patents, more than 30 of which were awarded since the beginning of fiscal year 2017. Our investment of approximately $140 million in research and development over the past five fiscal years has contributed to our organic growth. Our open architecture platform strategy attracts third-party developers, which enables us to capitalize on their speed, agility and creativity to introduce new digital functionality into our solutions. We are partnering and collaborating with a number of technology companies to integrate our product offerings in order to drive value for both our customers and the overall fitness ecosystem. For example, we developed the capability to pair our cardio equipment with the Apple Watch® and have also integrated offerings from fitness start-ups, such as Studio’s audio-based running classes, into our treadmills. As all types of fitness providers continue to introduce fitness equipment with varying degrees of technology, we believe we are well positioned to invest, adapt and provide innovative solutions to meet their needs.

•	Extensive sales, distribution, training and service network offering value-added services and adjacent growth opportunities. We believe we have the industry’s most extensive sales, distribution and service organization, which provides us with unique customer insights and strong relationships across the global commercial fitness equipment market. We sell directly into 13 countries and partner with a network of established dealers and distributors to reach over 150 additional countries. Our global distribution network provides an edge to capture growth in emerging markets and monetize fitness trends. Our focus on customer intimacy and a consultative sales approach creates strong, enduring customer relationships that result in sustainable and growing core revenue streams. We offer our customers a range of additional value-added services, including facility and infrastructure design consultation, post-sale support, preventative maintenance programs, digital and equipment customization, tailored financing options and training for personal trainers who utilize our equipment. Our focus on selling a suite of total solutions helps our customers unlock revenue opportunities that we anticipate will also activate new revenue streams for us.
•	Robust manufacturing and installation capabilities and a clear roadmap for operating improvement. We have strong production capabilities and maintain a constant focus on enhancing our manufacturing operations, with particular emphasis on reducing cycle time, decreasing variation and optimizing our portfolio. We believe our state-of-the-art facilities in the U.S. and Europe paired with our scale, manufacturing expertise and fixed cost base will allow us to improve margins while we produce, deliver and install products in a more predictable, efficient and expedient manner.

Our Growth Strategy

Life Fitness’ vision is to connect the world to fitness through a seamless combination of physical and digital solutions that link our leading installed base of equipment to the cloud ecosystem, other platforms and consumer technologies. We aim to achieve this vision through our two strategic pillars: product leadership and operational excellence. Our product leadership focus leverages over 40 years of experience in designing and building world class commercial fitness equipment to deliver superior outcomes for customers. This capability, combined with our continued focus on operational excellence, will allow us to further strengthen our position as the global fitness equipment leader.

Product Leadership

Our continued focus on designing, building, selling and supporting world class commercial fitness equipment will support profitable growth for Life Fitness. We plan to incorporate value-added services and digital solutions that use an open architecture approach into our industry-leading portfolio of connectable equipment. We believe we can capture incremental share of the growing equipment market and enhance margins by investing in new product development. Additionally, we will grow market share and margin through the monetization of connected consoles and our service and software solutions along with the continued development of our core equipment offering. We will continue to invest in product leadership across our portfolio with a particular focus in the following areas:

•	Grow the core. We will continue to invest in innovation of our core equipment offering in order to remain at the forefront of technology. We will optimize our portfolio to focus on the best product for each market need and offer comprehensive customer solutions through integrated equipment, software and service offerings. We believe these solutions will fortify our industry leading position within key brands such as Life Fitness and Hammer Strength and accelerate our market share growth by winning new customers and capturing more share of wallet among our existing customers.
•	Expand functional and group training. We are expanding our functional and group training offering in order to capitalize on the emerging fitness trends in these areas, drawing upon our understanding of human performance and biomechanics. We expect our innovation in these areas to drive growth in our accessories business and expand our functional strength offering through a virtual personal trainer and other content-rich solutions to guide exercisers through functional training workouts, create personalized user experiences and generate feedback. We also plan to continue developing and expanding the application of our ICG Connect and Coach by Color® digital solutions to create immersive group training offerings beyond group cycling. These solutions pair seamlessly with our equipment to help instructors and exercisers maximize the effectiveness of each class and track performance through color-based exertion tracking and an interactive leaderboard.

•	Leverage global go-to-market capability. We will continue to position our lifestyle brands to meet growing global interest in and demand for fitness facilities and fitness equipment while simultaneously anticipating and adapting to local market dynamics. Our sales force, dealers and distribution partners have deep relationships with our global customer base and are strategically positioned and well trained to help our customers differentiate their businesses and grow. Our commitment to continuously developing and improving our go-to-market capability to better serve our customers will continue to support our leading market position by making us an indispensable, long-term business partner.
•	Create digital solutions. Beyond innovation in physical equipment, we are accelerating the development of our technology portfolio to satisfy growing demand for digital fitness and connectivity solutions. Our recently introduced Halo platform is the foundation of the digital ecosystem through which we offer software and solutions. Today, Halo helps fitness facilities monitor equipment, optimize facility maintenance and improve day-to-day interactions with exercisers, including booking personal training sessions and group classes through a custom application. We continue to innovate with new offerings in the Halo digital ecosystem, including Halo Media, which leverages our large installed base to efficiently deliver innovative content solutions for operators and consumers. Halo Media Sponsored Content, our first beta offering, expands fitness facilities’ current business models by turning compatible Life Fitness connected cardio equipment into sources of incremental revenue through customized sponsored content displayed on consoles to exercisers during workouts. We expect our open architecture platform will accelerate technology adoption among our customers and, as a result, our growing installed base of premium connected consoles will be an essential asset that allows both Life Fitness and our commercial customers the ability to unlock meaningful digital revenue streams over time. Our Digital Ventures Group (“DVG”) is focused on rapid solutions development, business model transformation and venture collaboration – identifying leading technologies and entrepreneurs and helping them bring innovation to the fitness industry. We anticipate additional revenue streams will emerge for our business as we develop incremental product and digital offerings including additional services, software, API and linkage to third-parties, integration of apps and wearables, as well as content and virtual experiences. Given the exposure to millions of exercisers and related data through our platform, we expect third-parties will increasingly seek access to and benefit from our unique portal. We believe these digital solutions have the potential to generate profitable revenue streams that diversify our product offering beyond physical equipment sales and further strengthen our competitive advantage.

Operational Excellence

We view operational excellence as foundational to growing and strengthening our competitive position. By further advancing our mastery of business process fundamentals, we can better anticipate and meet the needs of our customers, which we believe will lead to expanding margins and increasing cash flow over time. We will continue to drive operational improvement and expand margins through several initiatives:

•	Accelerating innovation with a focus on being best-to-market with new products by further improving our new product development and introduction process while maintaining an unrelenting focus on quality and durability;
•	Optimizing our go-to-market strategy with a multi-faceted approach that leverages market intelligence and longstanding customer relationships while also maintaining continued investment in sales training and data analytics to strengthen our consultative sales model and customer insights;
•	Streamlining our sales, inventory, operations and planning processes, continuing our focus on reducing cycle time and portfolio optimization in our manufacturing operations and driving efficiency and quality within our transportation and logistics functions;
•	Increasing investment in best practices, data and systems, including our infrastructure and manufacturing platforms as well as more broadly incorporating Lean Six Sigma practices across our operations and functions; and
•	Optimizing our integrated manufacturing capabilities and augmenting them with an effective global supply base for complementary parts and components, which provides more opportunity for margin improvement and cost reductions as well as more effective use of working capital and capital expenditures.

We believe that Life Fitness has the scale, operating capabilities, engineering expertise, market understanding, market presence and energy to drive the best outcomes for fitness consumers and enhanced profitability for our commercial partners. We will seek to deliver attractive stockholder returns by further extending our leadership position in commercial fitness equipment and simultaneously building a seamless and complementary digital fitness offering.

Segment Reporting

Our business is organized as one operating segment that designs, manufactures and markets a full line of commercial fitness equipment (including treadmills, total body cross-trainers, stair climbers, stationary exercise bicycles and strength-training equipment) under the Life Fitness, Hammer Strength, Cybex, ICG, and SCIFIT brands. The Company also has active recreation product categories including billiards, table tennis and air hockey tables, as well as game room furniture and related accessories under the Brunswick and Contender brands. Due to its centralized management structure with global functional leads reporting directly to the chief operating decision maker, Life Fitness operates as a single segment as entity-wide strategies are implemented and executed across the organization to maximize value to the organization as a whole. See “Note 5 — Segment Information” in the Notes to the Combined Financial Statements for additional information.

Our Products

We are a leading global designer, manufacturer and distributor of a broad portfolio of commercial cardiovascular and strength training fitness equipment. We serve the commercial fitness equipment market through our internationally recognized premium lifestyle brands, including Life Fitness, Hammer Strength, Cybex, ICG and SCIFIT. Our products are primarily organized into three categories, commercial cardiovascular equipment (“Cardiovascular”), commercial strength training equipment (“Strength”) and consumer, digital and other (“Consumer, Digital and Other”). Our products are also supported with complementary services, such as facility design and post-sale product service and support.

Cardiovascular

Our Cardiovascular product offerings include treadmills, cross-trainers, ellipticals, stair climbers, rowers, stationary exercise bicycles, indoor cycles and upper body ergometers. For the fiscal years ended December 31, 2017, 2016 and 2015, net sales associated with the Cardiovascular category were $611.0 million (59% of total net sales), $565.1 million (58% of total net sales) and $452.7 million (57% of total net sales), respectively. For the six months ended June 30, 2018, net sales associated with the Cardio category were $275.6 million (56% of total net sales). Our Cardiovascular products are sold under the Life Fitness, Cybex, ICG and SCIFIT brands. Cardio products include the following:

•	Life Fitness Elevation Series: Our premium cardio line combines superior biomechanics, thoughtful design and connectable Discover consoles for exerciser engagement and facility asset management. The consoles allow easy connectivity, customization and app integration. The Elevation Series includes treadmills, cross-trainers, the FlexStrider Variable-Stride Trainer and Lifecycle upright and recumbent bikes.

•	Life Fitness Integrity Series: An industry staple, the Integrity Series is our most popular cardio line. Designed to provide modern aesthetics with uncompromising durability, the Integrity Series products include treadmills, cross-trainers and Lifecycle upright and recumbent bikes. Console choices range from simple, get-on-and-go functionality to more engaging options for exercisers, and asset management capabilities for facilities.

•	Life Fitness Activate Series: The Activate Series offers intuitive functionality and reliability ideal for light commercial facilities such as small health clubs, residential facilities and hotels. Its treadmills, cross-trainers and Lifecycle upright and recumbent bikes feature a console that offers clear and simple direction for any exerciser.

•	Life Fitness PowerMill Climber: With the largest usable step space of any similar product in the industry, the PowerMill Climber uses SureStepSystem Technology and a reliable AC motor to ensure smooth motion and a large range of available speeds for a wide variety of exercisers. Console choices include simple, get-on-and-go functionality to more engaging options for exercisers, and asset management capabilities for facilities.
•	Life Fitness Arc Trainers: Life Fitness Arc Trainers are alternative-motion cross-trainers that provide a non-impact training solution to a wide range of users from rehabilitation members up to professional athletes. Console choices include the same options as the Integrity Series, ranging from simple, get-on-and-go functionality to more engaging options for exercisers, and asset management capabilities for facilities.

•	Cybex R Series: The R Series includes treadmills, total-body and lower-body Arc Trainers, and upright and recumbent bikes that feature a modern design and are intended for commercial use to offer results-driven cardiovascular exercise and feature a modern design. The R Series builds on the Cybex traditions of research, dependability, ease-of-use and safety for which Cybex is known to create a unique and challenging workout experience. Cybex pioneered alternative motion cardio equipment like the Arc Trainer, which is engineered and tested to be gentler on joints than walking, but still can provide an intense high-intensity interval training (“HIIT”) workout.

•	Cybex V Series: The V Series includes a treadmill, cross-trainer, upright and recumbent bikes. This series is designed for light commercial facilities like hotels and condominiums that have less traffic and where exercisers likely will not receive instruction from trainers.

•	ICG: ICG markets a fleet of indoor cycling bikes offering a variety of technology and features at a range of price points focused on cycling studio customers. ICG bikes incorporate enhanced digital features including our Coach By Color® intensity guide, WattRate® Power Meter and connectivity for sending performance data to ICG Connect, which displays individual and/or group workout efforts to enhance the experience and excitement of group cycling.

•	SCIFIT: SCIFIT offers a range of cardio products focused on the medical rehabilitation, physical therapy and active aging markets, including the StepOne recumbent stepper, upper body ergometers, total body ergometers, treadmills, cross-trainers and stationary bikes.

•	Group Training: The Life Fitness GX Series of cardiovascular equipment is designed for group classes and can be easily moved and stored away when not in use. The SPARC trainer (Strength Power Accelerated Resistance Cardio) focuses on HIIT and is designed with our patented arcuate motion, which reduces knee strain.

Strength

Our Strength product offerings include selectorized, plate-loaded, cable motion, multi-use stations, benches and racks, racks and rigs as well as small group training systems, free weights and accessories. For the fiscal years ended December 31, 2017, 2016 and 2015, net sales associated with the Strength category were $336.1 million (32% of total net sales), $330.5 million (33.5% of total net sales) and $254.2 million (32% of total net sales), respectively. For the six months ended June 30, 2018, net sales associated with the Strength category were $179.6 million (36% of total net sales). Our Strength products are sold under the Life Fitness, Hammer Strength and Cybex brands. Strength products include the following:

•	Life Fitness Insignia / Signature Series: The Insignia Series is our 21-piece line of premium selectorized machines, which are supported by full lines of visually integrated Signature Series plate loaded, multi-jungle, cable motion and benches and racks. All of the products are designed with a non-intimidating aesthetic structure and can be customized with frame and upholstery colors to match any décor.

•	Life Fitness Optima Series: The Optima Series offers essential strength training in an elegant and clean design for light commercial applications. The 21-piece line includes selectorized stations, multi-function units and benches and racks, and addresses an entry level price point but without compromising durability and biomechanics.

•	Life Fitness Fit 3 Multi-Gym: The Fit 3 is a compact multi-station machine designed for saving space in light commercial fitness facilities such as hospitality or multi-unit housing.
•	Life Fitness Circuit Series: The Circuit Series is a unique 11-piece product line using elastomeric resistance with push button selection and no set-up, ideal for individual workouts and small group training applications as well as senior fitness applications.

•	Life Fitness Synrgy: The Synrgy line is an innovative configurable functional training system that incorporates cable training, bodyweight training and accessory storage to support personal training, small group training and individual training applications.

•	Life Fitness Studio Collection: Our studio accessories include dumbbell, barbell and kettlebell systems with integrated storage and are supported by multi-functional benches, steps and risers that provide the basis for resistance training in group fitness applications.

•	Hammer Strength HD Elite Racks: We build Hammer Strength HD Elite Racks with extreme durability and structural rigidity, offering configurable customization for nearly limitless performance and strength training possibilities.

•	Hammer Strength HD Athletic Series: The Hammer Strength HD Athletic Series includes racks, rigs, perimeter and bridge units designed for unique training areas that are efficient, effective and exciting. The HD Athletic Series can be used for group, functional and athletic training.

•	Hammer Strength Selectorized: The 13-piece Hammer Strength MTS Series and the 21-piece Hammer Strength Select Series are two lines of selectorized machines designed for performance-oriented customers at the premium and mid-level market segments, respectively.

•	Hammer Strength Plate Loaded: The 40+ piece Hammer Strength Plate Loaded line is a market leader for plate-loaded machines and incorporates significant innovations in the strength training market, including Iso-Lateral motion and Ground Base training.

•	Hammer Strength Benches and Racks: Our line of Hammer Strength Benches and Racks includes traditional benches used in conjunction with free weight training as well as our HD Elite and HD Athletic systems, used extensively in professional and collegiate athletic training applications.
•	Hammer Strength Free Weights and Accessories: Hammer Strength accessories include bumper plates, Olympic bars, dumbbells, Olympic plates, kettlebells, plyometric boxes and other products used in free weight, group, functional and athletic training.

•	Cybex Eagle NX Series: The premium commercial 15-piece line of selectorized machines in the Cybex brand incorporates innovative biomechanical breakthroughs, such as Dual Axis Technology, which are especially valued by experienced users and personal trainers.

•	Cybex Prestige Series: Our mid-level selectorized product line consists of 29 pieces, including eight total access machines that are wheelchair accessible.

•	Cybex Bravo Series: The Bravo Series is a line of cable station machines that incorporate our patented stabilization pad system, which enhances the cable training experience. The system combines unique technologies and the best aspects of selectorized and cable-based strength training equipment to offer simple and safe operation, expanded functionality and better results.

Consumer, Digital and Other

In addition to the Cardio and Strength products offered to commercial customers, we have a primarily U.S. based consumer business associated with the sale of commercial-grade Life Fitness branded fitness equipment to consumers through e-commerce and a selective presence in specialty retail locations. We also support a digital, active recreation and pre-owned fitness equipment businesses, each as described below.

•	Digital: Beyond innovation in physical equipment, we are focused on pioneering digital solutions and expanding our portfolio of software and services. In the first quarter of 2018, we released Halo, our open-architecture platform, building from the foundation of LFConnect. Halo is our SaaS cloud-based platform for all digital solutions, and basic Halo functionality is available with all commercial Life Fitness products. Halo allows fitness facilities to manage their day-to-day interactions with exercisers, and monitor product settings, software updates, usage statistics and preventative maintenance notifications. In addition, Halo offers management tools for personal trainers, allows facilities to schedule and exercisers to book group fitness classes and permits facilities to create custom member surveys, real-time fitness challenges and branded email campaigns and analytics. We recently launched the beta version of Halo Media, an innovative content solution for operators. Through the beta offering of Halo Media-Sponsored Content, our Cardio consoles offer digital monetization opportunities. We predict that Halo will help drive technology adoption among our customers and we anticipate incremental revenue streams for our business will emerge as club adoption of technology takes hold and as we develop additional product and digital offerings including software, content, APIs, integration of apps and wearables and virtual and augmented reality experiences. We also innovate through our Digital Ventures Group (“DVG”), which creates new business models and explores venture collaboration. Through a partnership with a corporate venture incubator, we have invested capital in over 10 start-ups throughout all phases of their creation, from seed rounds to series funding. Our portfolio of investments gives us speed to market and access to entrepreneurial talent, constant innovation.

•	Active Recreation: We design and market premium billiards tables, assorted game room tables, furniture and accessories under the Brunswick and Contender brands, sold through specialty retail channels. Our game tables and furniture include table tennis, Air Hockey, foosball and shuffleboard tables as well as premium card tables, chairs and other bar furniture.

•	Pre-owned Fitness Equipment: As evidence of the durability of our Cardio and Strength products, in certain cases, we encourage the trade-in of well-maintained used equipment to support the sale of new equipment by offering a modest trade-in value depending on the age, use and condition of the device. We refurbish, recondition and re-sell equipment to extend its useful life at discounted price points into those segments and channels requiring commercial-grade durability and performance at a lower price. When installations are supported by preventative maintenance service contracts, we often refurbish and recondition the equipment and offer it for sale as “Certified Pre-owned” (CPO) equipment with limited warranty coverage.

Product Support and Services

We offer a variety of product support and services that provide value-add benefits to and strengthen our relationships with customers. Such support services include the following:

•	Facility and infrastructure design consultation: We offer consultation services for our customers to design facility floor spaces that address the latest exerciser trends and preferences. Our connectivity experts help customers set up network infrastructure in their facilities to connect equipment to the Internet and give members access to cutting edge digital solutions.
•	Post-sale product support: We partner with our customers through the entire lifecycle of the product, including post-sale support consisting of delivery, installation, and equipment servicing. Life Fitness service technicians deliver and install in our direct markets and we have a network of certified delivery and installation partners to reach markets served by our dealer and distributor network. These technicians also conduct preventative maintenance and repair work to minimize downtime for our customers. Equipment repair training, certification programs and an end-to-end eCommerce solution for service parts also give our customers the tools they need to perform maintenance and repairs quickly and easily. Our standard warranty and selection of extended warranties allows customers to choose the option best suited to their business model.
•	Preventative maintenance monitoring: We offer an asset management solution that monitors equipment usage and predicts when downtime can be prevented by proactive maintenance. Our service representatives actively monitor these alerts and reach out to customers with service recommendations.
•	Equipment customization: Our sales and product development teams work closely with customers to create custom equipment and digital experiences that align with the customer’s brand and aesthetic.
•	Tailored financing: Our in-house customer financing team works with customers to draft contract terms suited to the unique needs of each business. We work with a network of trusted partners to expand the range of flexible financing options available to our customers.
•	Personal trainer training: Our “Life Fitness Academy” offers an array of educational materials that teach personal trainers how to safely and effectively use our equipment, which leads to better results for their clients. Life Fitness Academy also offers training on fitness industry trends and Continuing Education Units for fitness industry employees.

Our Manufacturing and Distribution

We manufacture the significant majority of our products through our own manufacturing facilities located in the U.S. and Hungary. We have manufacturing facilities located in Falmouth, Kentucky; Owatonna and Ramsey, Minnesota; Delavan, Wisconsin; Franklin Park, Illinois; Tulsa, Oklahoma; and Kiskoros, Hungary. Our Cardio equipment is produced and assembled in our Delavan, Franklin Park, Owatonna and Ramsey facilities. Our Strength equipment is produced in our Ramsey, Owatonna, Falmouth and Kiskoros facilities. Our Tulsa facility produces SCIFIT-branded products and we source certain products through contract manufacturers located in Taiwan, China, Mexico and Indonesia.

We serve our customers efficiently through our global network of warehouses and distribution centers. We offer a variety of shipping and consolidation services to minimize customer expenses and maximize favorable delivery experiences. Life Fitness technicians and certified third-party partners provide delivery and installation services in all of our direct markets, and our network of dealers and distributors complete these services to provide world-wide coverage.

We have several ongoing initiatives to further streamline and improve the efficiency of our manufacturing, assembly and distribution processes as well as delivery and installation services. Founded on Lean Six Sigma practices, these initiatives are part of our continued focus on operating excellence.

Raw Materials and Supplies

We purchase a wide variety of raw materials from our global supplier base, including steel, aluminum, resins and oil, as well as product parts and components, such as drive motors, belts, running decks, molded plastic components, electronics and cardio equipment consoles. We purchase certain materials and components from a number of strategic suppliers to our exacting specifications in order to ensure quality, security of supply and optimal terms. Global supply and demand can affect the price of our raw materials, manufacturing, transportation and import/export costs. Historically, we have not experienced significant problems renewing contracts and fulfilling purchase orders with suppliers or obtaining sufficient quantities of raw materials, component parts or contract-manufactured products. We continually seek to reduce costs for our inputs and do not foresee any material constraints in the near-term resulting from pricing or availability. In certain cases, our scale and integrated operations provide the option to evaluate make versus buy alternatives on some components.

International Operations

We sell products globally and have a diversified geographic manufacturing and distribution network. Net sales outside the U.S. were $472.5 million, $438.2 million and $363.2 million for the years ended December 31, 2017, 2016 and 2015, respectively. Our manufacturing and distribution network extends globally. Life Fitness sells its products worldwide through a direct sales force in the U.S. and 12 international countries (Austria, Belgium, Brazil, Germany, Hong Kong (China), Japan, Luxembourg, Netherlands, Portugal, Spain, Switzerland and United Kingdom), and reaches markets in an additional 150 countries through its extensive dealer and distribution network. Life Fitness operates a manufacturing facility in Kiskoros, Hungary and contracts with third party manufacturers in Taiwan, China, Mexico and Indonesia, as described above in “Business—Our Manufacturing and Distribution”.

Intellectual Property

We benefit from numerous patents and trademarks that we own or license the right to use, including an owned patent portfolio of over 200 utility and over 90 design patents, more than 30 of which were awarded since the beginning of fiscal year 2017. By law, our patent rights, which consist of patents and patent licenses, have limited lives and expire periodically. We believe that our patent rights are important to our competitive position. Our patent rights principally relate to fitness equipment designs and components, including patents covering internal processes, programming functions, displays, design features and styling, as well as billiards table designs and components. We own more than 350 trademarks that have been registered in the United States and most other geographic markets where our products are sold, including the following principal trademarks: Life Fitness, Hammer Strength, Cybex, Indoor Cycling Group, SCIFIT, Flex Deck, Gold Crown, Lifecycle, Air Hockey and Contender. We will receive a fully paid-up, royalty free, perpetual, non-exclusive license to use certain of Brunswick’s trademarks, trade names and service marks in connection with the sale of products and offerings under the Brunswick Billiards brand name. Our trademarks have indefinite lives. Many are well known to the public and are considered to be valuable assets. Life Fitness and Hammer Strength are our leading brands and we consider the aggregate of patents and trademarks related to Life Fitness and Hammer Strength of material importance to our business. In our judgment, our intellectual property rights are adequate for the conduct of our business. We intend to continue taking steps as necessary to protect our intellectual property, including, when appropriate, filing patent applications for inventions that are deemed important to our business.

Competitive Conditions and Position

The fitness equipment industry is highly competitive, characterized by several major international companies that comprise the majority of the market as well as many smaller manufacturers, creating a highly fragmented, competitive landscape. Our principal competitors in the fitness equipment industry are TechnoGym, Precor and Matrix. Beyond equipment, the fitness industry more broadly is experiencing a shift as consumers have an increasing number of exercise options. Lower-cost budget clubs, premium clubs and boutiques are driving market participation and pressuring the traditional club model. Pressure from both ends of the market is forcing traditional clubs to transition their business model to adopt different price-points, include more group fitness offerings and increase reliance on technology to address evolving customer demands. We believe our robust pipeline of products serving various fitness markets at multiple price points positions us well to adapt to changing fitness trends. We focus on product quality, technology, service, pricing, state-of-the-art biomechanics, connectivity, customer solutions and effective promotional activities to remain competitive.

In the broader fitness industry, our products are often complementary to, but in some cases, may compete with, other exercise and health options. For example, wearable activity trackers and content-driven mobile device applications focused on fitness training and coaching can be paired with and utilized as part of a fitness routine that incorporates our products, but also can be used as a substitute for our products in connection with outdoor exercise. Complementary solutions like weight management companies and group fitness experiences, such as running or cycling clubs, used alone may offer consumers alternative health solutions, but generally tend to support exerciser engagement with and utilization of our products as part of an overall fit and healthy lifestyle. We do not view other health options in the market as zero-sum but rather as win-win opportunities for us to deepen our relationships with customers, exercisers and the global fitness community.

Research and Development

We strive to improve our competitive position by continuously investing in research and development to drive innovation in our products and manufacturing capabilities. Our research and development investments create new technologies and all-new product platforms which are designed to deliver results and desired outcomes for our customers. Our hardware development is supported by modern computer-aided analysis and research and development capabilities in the areas of component and system level durability testing, electronics testing, supported by industry-leading biomechanics research and application. For example, our biomechanics research has developed more accurate calorie prediction algorithms, distance metrics and fitness assessments to improve exerciser results and experience.

Our focus on research and development results in the seamless integration of our exercise machines with Internet of Things (“IoT”)-enabled electronics. Our investments in innovation align with our growth strategies and are driven by our view of the future fitness industry and consumer preferences with respect to exercise. We conduct research and development at internal research and development laboratories. For each of the fiscal years ended December 31, 2017, 2016 and 2015, our annual research and development expenses were approximately 3% of total net sales.

People and Culture

As of December 31, 2017, Life Fitness employed approximately 2,900 employees globally, with approximately 66% located in the United States and the remainder located primarily in the U.K., Netherlands, Hungary, Germany, Spain, Hong Kong and Japan. Approximately 58% of our employees are salaried and 42% are hourly employees. As of December 31, 2017, 166 Life Fitness employees were parties to a collective bargaining agreement scheduled to expire in March 2019. We believe in positive employee relations and have strong relationships with our employees and their representative organizations.

Life Fitness believes that a diverse workforce and an inclusive culture enhance performance and create a competitive business advantage, which we promote through diversity initiatives and strategies. As an independent company, we will maintain our commitment to diversity and inclusion through the continuation or expansion of these programs.

Life Fitness benefits from a vibrant, results-oriented and experienced workforce. Our organization values teamwork and quality with the shared goal of meeting and exceeding customer expectations. Life Fitness complies with applicable international, federal, state and local laws that govern our relationship with employees. Our ethics and compliance programs focus on our ethical values, culture and performance with integrity. Brunswick’s Code of Conduct will serve as the foundation of our business ethics philosophy as an independent company.

Because we believe that people are a critical source of competitive advantage, we invest in competitive pay and benefit programs which allow us to attract and retain talent and capability to execute our plans. We promote a culture of achievement and support the growth and development of our team members through structured talent management and performance programs.

Corporate Responsibility

At Life Fitness, we firmly believe that fitness is a means to a long, healthy and productive life. We augment our leading presence in the commercial fitness marketplace with strong community outreach programs to encourage active lifestyles. In keeping with our purpose “To Inspire Healthier Lives”, we are extending our reach to underprivileged children in our communities, connecting children to fitness through opportunities for activity in and after school, and inspiring healthier lifestyles now and into adulthood. Examples of our commitment to youth fitness include our contributions of talent and resources to the American Council on Exercise, My School in Motion and the PHIT America Foundation, Inc. We support our employees’ active involvement in the community and, as a result, we enjoy a reputation as a responsible business partner and neighbor in our communities.

Regulatory and Environmental Matters

We are subject to and regulated by various international and U.S. Federal, state and local laws, regulations and governmental authorities, including those covering product safety, corruption, economic and trade sanctions, health and privacy. With respect to product safety, we sell complex products and are subject to regulations in the U.S., set by the Federal Trade Commission and CPSC, in Canada, standards set by the Canada Consumer Product Safety Act and in the European Economic Area, regulations pursuant to the CE regime under Directive 93/68/EEC. Although we extensively and rigorously test new and enhanced products and services before their release, we may be unable to prevent, detect or fix all product defects and may be subject to recalls, fines or penalties. For example, in the fourth quarter of 2017, we recorded a $13.5 million charge for costs attributable to product field campaigns reported to the CPSC pertaining to certain Cybex products. The Cybex products reported to the CPSC were designed prior to the Cybex acquisition, which was completed in January 2016, and we are pursuing indemnification from the seller for these charges under the Cybex purchase agreement. In the second quarter of 2018, we also discovered and reported to the CPSC a safety issue related to our PowerMill product.

Our business activities are subject to a number of laws that prohibit various forms of corruption, such as the FCPA, the U.K. Bribery Act and other anti-bribery, anti-money laundering and corruption laws. Additionally, our business activities are subject to various economic and trade sanctions programs and import and export control laws, including (without limitation) the economic sanctions rules and regulations administered by OFAC.

Our digital platforms may receive, process, transmit and store personal health and fitness information relating to identifiable individuals. Consumer demand for personalized fitness experiences, through mobile applications or wearable fitness trackers and our focus on digital fitness solutions for our products may increase the volume of identifiable individual information we receive on our platforms and through our products. We also receive, process, transmit and store information relating to identifiable individuals in our capacity as an employer. As a result, we may be subject to numerous United States (both federal and state) and foreign jurisdiction laws and regulations designed to protect both individually identifiable information as well as personal health information, including HIPAA and the European Union’s GDPR, each of which governs, among other things, the privacy, security and electronic transmission of individually identifiable health information. The GDPR includes, and a growing number of legislative and regulatory bodies elsewhere in the world have adopted, consumer notification requirements in the event of unauthorized access to or acquisition of certain types of personal data. These breach notification laws continue to evolve and include jurisdiction-specific obligations.

In the U.S., we are also subject to federal, state and local regulations that impose standards on our workplace and our relationship with the environment. We are subject to laws governing our relationships with employees, including, but not limited to, employment obligations as a federal contractor and employee wage, hour, and benefits issues, such as healthcare benefits. We are also subject to regulations promulgated by the U.S. Environmental Protection Agency, Occupational Safety and Health Administration and other federal agencies that have the authority to promulgate regulations that may impact our operations.

We believe that we comply with such laws and regulations in all material respects and our controls in place are adequate for our continued compliance.

Customers

Our commercial customers are fitness facilities that include health clubs and vertical markets. Health clubs include traditional clubs, budget clubs, premium clubs and boutiques. Vertical markets include hospitality locations, multi-unit housing, corporations, schools and universities, military and governmental agencies, retirement and assisted living facilities, professional and collegiate sports teams and community centers. We also have a primarily U.S.-based consumer business associated with the sale of commercial-grade Life Fitness branded fitness equipment to consumers through e-commerce and a selective presence in specialty retail locations.

Life Fitness transacts sales to commercial customers through its direct sales force and international dealers and distributors and makes its products available through specialty retailers, select mass merchants, sporting goods stores and on the Life Fitness website. Life Fitness also hosts customer marketing events to showcase its products. In fiscal year 2017, sales to our largest customer, Planet Fitness, made pursuant to an exclusive contract, accounted for approximately 12% of our total sales. In 2018, we were involved in contract negotiations with Planet Fitness. The resulting new contract with Planet Fitness is not exclusive to us, but allows Planet Fitness franchises to purchase from Life Fitness or two of its competitors.

Backlog

We manufacture fitness equipment to fill customer orders using both build-to-order and build-to-stock methodologies. While at any given time there may be some backlog of orders due to the seasonality of the business and our manufacturing and distribution process, we do not view backlog as material to our business.

Properties

We lease our corporate headquarters, which is located in Rosemont, Illinois. We own facilities located in Falmouth, Kentucky; Owatonna and Ramsey, Minnesota; Bristol and Delavan, Wisconsin; Kiskoros, Hungary; and a portion of the facility located in Franklin Park, Illinois. We lease facilities in Tulsa, Oklahoma; Ely, United Kingdom; Barendrecht, Netherlands; Nuremberg, Germany; and a portion of the facility located in Franklin Park, Illinois; as well as certain other international leases for office space, storage and distribution. We intend to enter into one or more site sharing and service agreements or transition agreements with Brunswick under which we and Brunswick will allow each other to use certain shared facilities for specified fees. See “Certain Relationships and Related Party Transactions—Agreements with Brunswick—Transition Services Agreement” and “Certain Relationships and Related Party Transactions—Agreements with Brunswick—Ongoing Commercial Agreements”.

We have made recent investments to expand the manufacturing capacity of our facilities and consider the manufacturing facilities and other properties that we own and lease to be in good condition and generally suitable for the purposes for which they are used. Our manufacturing facilities vary in age and condition and are maintained through ongoing capital investments, regular maintenance and equipment upgrades. We believe our facilities are adequate for our current operations.

Legal Proceedings

We have been, from time to time, and in the future may be, involved in litigation arising from our operations in the ordinary course of business or otherwise. We face risks arising from various unasserted and asserted litigation matters, including, but not limited to, product liability, patent infringement, warranty, property damage claims, intellectual property rights, employment disputes and contractual disputes. We expect that we will continue to be involved in litigation in the ordinary course of business. We are currently not subject to any material legal proceedings.

Seasonality

Our business can be affected by various factors such as our customers’ demand pattern for our products, including their facility design refreshes and new construction. Because health club membership spikes around the New Year motivated by exercisers’ New Year’s resolutions, our health club customers generally order new products and product refreshes in the months of October through December in advance of the New Year, which has historically resulted in higher net sales for us in the fourth quarter. While this seasonality can have an effect on our working capital, we do not view it as material to our business.

Emerging Growth Company Status

We are an emerging growth company, as defined in Section 3(a) of the Securities Exchange Act of 1934, or the “Exchange Act”, as amended by the Jumpstart Our Business Startups Act or the “JOBS Act”, enacted on April 5, 2012. For as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements in the assessment of our internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act of 2002, or the “Sarbanes-Oxley Act”, reduced disclosure obligations regarding executive compensation in our periodic reports, proxy statements and registration statements and exemptions from the requirement of holding a nonbinding advisory vote on executive compensation and stockholder approval on golden parachute compensation not previously approved.

Under the JOBS Act, we will remain an emerging growth company until the earliest of:

•	the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement filed under the Securities Act;

•	the last day of the fiscal year during which we have total annual gross revenues of $1.07 billion or more (as adjusted for inflation);
•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and
•	the date on which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) together with our accompanying historical Combined and Condensed Combined Financial Statements and the notes thereto included elsewhere in this Information Statement as well as the discussion in the section of this Information Statement entitled “Business”. This discussion contains forward-looking statements that involve risks and uncertainties. These statements can be identified by the fact that they do not relate strictly to historical or current facts, but rather are based on current expectations, estimates, assumptions and projections about the fitness industry and our business and financial results. Forward-looking statements are based on current expectations, estimates and projections about the Company’s business and by their nature address matters that are, to different degrees, uncertain. Words such as “may,” “could,” “expect,” “intend,” “target,” “plan,” “goal,” “seek,” “estimate,” “believe,” “predict,” “outlook,” “anticipates” and similar expressions are intended to identify forward-looking statements. Such statements are not guarantees of future performance and involve certain risks and uncertainties that may cause our actual results to differ materially from our expectations as of the date of this presentation. Accordingly, undue reliance should not be placed on any forward-looking statement made by us or on our behalf. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in the sections of this Information Statement entitled “Risk Factors” and “Cautionary Statement Concerning Forward-Looking Statements”.

Overview

The Spin-Off

On March 1, 2018, Brunswick announced plans for the complete legal and structural separation of the Fitness Business from Brunswick. To effect the separation, Brunswick is undertaking the Reorganization and Internal Transactions described under “Certain Relationships and Related Party Transactions—Agreements with Brunswick—Separation and Distribution Agreement”. Following the Reorganization and Internal Transactions, Brunswick will distribute at least 80.1% of its equity interest in Life Fitness, consisting of at least 80.1% of the outstanding shares of our common stock, to holders of Brunswick’s common stock on a pro rata basis. Following the Spin-Off, Brunswick may retain a stake in Life Fitness, with any such stake not to exceed 19.9% of the outstanding shares of our common stock, and we will operate independently from Brunswick. For a more detailed description, see “Certain Relationships and Related Party Transactions—Stockholder and Registration Rights Agreement”. No approval of Brunswick’s stockholders is required in connection with the Spin-Off, and Brunswick’s stockholders will not have any appraisal rights in connection with the Spin-Off.

Our Business

We are a leading global designer, manufacturer and distributor of a broad portfolio of commercial cardiovascular and strength training fitness equipment marketed under our internationally recognized premium lifestyle brands, including Life Fitness, Hammer Strength, Cybex, Indoor Cycling Group (ICG) and SCIFIT. We deliver an integrated fitness offering with high quality and innovative fitness equipment along with digital solutions and support services that are tailored to our customers’ needs and to ultimately help fitness consumers achieve their goals. We focus on the commercial market within the fitness equipment industry, with over 90% of our 2017 annual revenue derived from sales to this commercial fitness equipment market. We estimate that the commercial fitness equipment market represents more than a $3 billion market opportunity globally, of which we enjoy approximately a 30% share based on 2017 sales. For a more detailed description, see “The Business—Our Company” and “The Business—Our Industry”.

Segment Reporting

Our business is organized as one operating segment that designs, manufactures and markets a full line of commercial fitness equipment (including treadmills, total body cross-trainers, stair climbers, stationary exercise bicycles and strength-training equipment) under the Life Fitness, Hammer Strength, Cybex, ICG, and SCIFIT brands. The Company also has active recreation product categories including billiards, table tennis and air hockey tables, as well as game room furniture and related accessories under the Brunswick and Contender brands. Due to its centralized management structure with global functional leads reporting directly to the chief operating decision maker, Life Fitness operates as a single segment as entity-wide strategies are implemented and executed across the organization to maximize value to the organization as a whole. See “The Business-Segment Reporting” and “Note 5 – Segment Information” in the Notes to the Combined Financial Statements for additional information.

Basis of Presentation

Our Combined and Condensed Combined Financial Statements have been prepared pursuant to generally accepted accounting principles of the United States (“GAAP”) and have been derived from Brunswick’s consolidated financial statements and accounting records.

The Combined and Condensed Combined Financial Statements include the allocation of certain assets and liabilities that have historically been held at the Brunswick corporate level but which are specifically identifiable or allocable to Life Fitness. Life Fitness’ financial statements include the accounts of all majority-owned and controlled domestic and foreign subsidiaries. All intracompany transactions and accounts have been eliminated. With the exception of a certain intercompany loan and balances anticipated to be settled with cash, all intercompany transactions between Brunswick and Life Fitness are considered to be effectively settled in the financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the statements of cash flows as a financing activity and in the balance sheets as Net parent investment. Net parent investment is primarily impacted by contributions from Brunswick which are the result of treasury activities and net funding provided by or distributed to Brunswick.

Historically, Brunswick provided financing, cash management and other treasury services to Life Fitness. The majority of Life Fitness’ cash balances are swept by Brunswick and, in turn, Life Fitness receives funding from Brunswick for operating and investing cash needs. Substantially all of the cash and cash equivalents on the balance sheets are in international jurisdictions. Cash transferred to and from Brunswick has been recorded as intercompany payables and receivables which are reflected in the Due to/Due from parent lines (if the payable/receivable is expected to be settled in cash prior to spin-off) or the Net parent investment line (if the payable/receivable is expected to be contributed as equity upon spin-off) on the accompanying balance sheets. The total net effect of the intercompany loans and balances to be settled with cash are reflected in the statements of cash flows as either an investing activity or a financing activity, depending on whether the net balance of this activity is in an asset or liability position, respectively.

The Combined and Condensed Combined Financial Statements include certain expenses incurred by Brunswick which have been allocated to Life Fitness for certain functions, including general corporate expenses related to accounting, treasury, tax, information technology, human resources, internal audit, investor relations, and executive oversight. These expenses have been allocated to Life Fitness on the basis of direct usage, when available, with the remainder allocated on a pro rata basis using either revenue or headcount. Management considers the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual expenses that Life Fitness would have incurred as a standalone independent public company or the costs it may incur in the future.

Brunswick’s third-party debt, and the related interest expense, has not been allocated to the Company for any of the periods presented as the Company was not the legal obligor on the debt and Brunswick’s borrowings were not directly attributable to the Company’s business.

The income tax amounts in these Combined and Condensed Combined Financial Statements have been calculated based on a separate income tax return methodology and presented as if the Company’s operations were separate taxpayers in the applicable jurisdictions.

Brunswick maintains share-based compensation plans. Certain Life Fitness employees participate in those plans and a portion of the cost of those plans is included in Life Fitness’ financial statements. However, Life Fitness’ balance sheets do not include equity related to share-based compensation plans as Brunswick is the sole sponsor of all share-based compensation plans in which Life Fitness employees participate. See “Note 12—Stock Plans and Management Compensation” in the Notes to the Combined Financial Statements and “Note 10—Stock Plans and Management Compensation” in the Notes to the Condensed Combined Financial Statements for a description of the Company's accounting for share-based compensation plans.

Six Months Ended June 30, 2018 Overview

•	Net sales increased 2% during the six months ended June 30, 2018 when compared with the six months ended July 1, 2017.
•	Operating earnings decreased 49% in the six months ended June 30, 2018 when compared with the six months ended July 1, 2017 and included charges in 2018 related to the proposed business spin-off, amounts in 2018 and 2017 related to restructuring, exit, integration and impairment charges and costs in 2018 related to a product field campaign. Adjusted to exclude these items, adjusted operating earnings (“Adjusted Operating Earnings”) decreased 42% when compared with the prior year period, mostly due to lower margins as described in “—Results of Operations” below. Adjusted Operating Earnings is a non-GAAP financial measure. For additional information regarding this non-GAAP financial measure, see the definition and reconciliation in “—Non-GAAP Financial Information” below.
•	Net earnings decreased 47% in the six months ended June 30, 2018 when compared with the six months ended July 1, 2017 and included certain items in operating earnings as discussed above as well as net benefits from special tax items, primarily as a result of the reduction in the U.S. statutory rate from 35% to 21% under the Tax Cuts and Jobs Act (TCJA). Adjusted to exclude these items, adjusted net earnings (“Adjusted Net Earnings”) decreased 34% when compared with the prior year period. Adjusted Net Earnings is a non-GAAP financial measure. For additional information regarding this non-GAAP financial measure, see the definition and reconciliation in “—Non-GAAP Financial Information” below.

2017 Overview

•	Net sales increased 6% during the year ended December 31, 2017 when compared with the year ended December 31, 2016.
•	Operating earnings decreased 51% in the year ended December 31, 2017 when compared with the year ended December 31, 2016, and included higher restructuring, exit, integration and impairment charges as well as costs associated with product field campaigns for certain Cybex products designed prior to the acquisition. Adjusted to exclude these items, Adjusted Operating Earnings decreased 14% in the year ended December 31, 2017 when compared with the prior year, mostly due to lower margins as described in “—Results of Operations” below.
•	Net earnings decreased 16% in the year ended December 31, 2017 compared with the year ended December 31, 2016 and included certain items in operating earnings as discussed above as well as net benefits from special tax items, primarily as a result of the reduction in the U.S. statutory rate from 35% to 21% under the TCJA. Adjusted to exclude these items, Adjusted Net Earnings decreased 10% in the year ended December 31, 2017 when compared with the prior year.

2016 Overview

•	Net sales increased 23% in the year ended December 31, 2016 when compared with the year ended December 31, 2015. Acquisitions completed in 2016 and 2015 contributed 19 percentage points to the Company’s revenue growth rate.
•	Operating earnings decreased by 6% in the year ended December 31, 2016 when compared with the year ended December 31, 2015 and included restructuring, exit, integration and impairment charges during 2016. Adjusted to exclude these charges, Adjusted Operating Earnings increased 6% in the year ended December 31, 2016 when compared with the prior year.
•	Net earnings decreased 19% in the year ended December 31, 2016 compared with the year ended December 31, 2015 as a result of decreased operating earnings, including certain items discussed above, and a higher effective income tax rate. The higher effective tax rate was due to tax benefits from special tax items in 2015 as a result of an internal restructuring of foreign entities. There were no comparable benefits in 2016. Adjusted to exclude these items, Adjusted Net Earnings increased 1% in the year ended December 31, 2016 when compared with the prior year.

Matters Affecting Comparability

Certain events occurred during the six months ended June 30, 2018 and July 1, 2017 and the years ended December 31, 2017, 2016 and 2015 that the Company believes affect the comparability of the results of operations. The tables below summarize the impact of changes in currency exchange rates and the impact of recent acquisitions on the Company’s net sales:

	Six Months Ended		2018 vs. 2017
	June 30, 2018	July 1, 2017	GAAP	Currency Impact(A)
(in millions)
Net sales	$495.4	$486.6	1.8%	1.6%
				2017 vs. 2016			2016 vs. 2015
	2017	2016	2015	GAAP	Currency Impact(A)	Acquisition Impact(A)	GAAP	Currency Impact(A)	Acquisition Impact(A)
(in millions)
Net sales	$1,035.0	$979.5	$794.1	5.7%	(0.1)%	3.2%	23.3%	(0.6)%	19.0%

(A)	Constant currency net sales and acquisition adjusted net sales are non-GAAP financial measures. For additional information, see the definitions and reconciliations in “—Non-GAAP Financial Information” below.

Currency Impact. Percentage changes in net sales expressed in constant currency reflect the impact that changes in currency exchange rates had on comparisons of net sales. To determine the impact of foreign currency translation, net sales transacted in currencies other than U.S. dollars have been translated to U.S. dollars using the average exchange rates that were in effect during the comparative period. Our management believes the percentage change in net sales expressed on a constant currency basis better reflects the changes in the underlying business trends, excluding the impact of translation arising from foreign currency exchange rate fluctuations. For the six months ended June 30, 2018 and the year ended December 31, 2017, approximately 24% and 21% respectively, of the Company’s net sales were transacted in a currency other than the U.S. dollar. The Company’s most material exposures were sales denominated in Euros, British pounds, Japanese yen and Brazilian reais.

Additionally, operating earnings comparisons were negatively affected by foreign exchange rates by approximately $1 million in the first half of 2018 when compared with 2017. Operating earnings comparisons were negatively affected by foreign exchange rates by approximately $3 million in 2017 when compared with 2016, and were negatively affected by approximately $1 million in 2016 when compared with 2015. These estimates include the impact of translation on all sales and costs transacted in a currency other than the U.S. dollar and the impact of related hedging activities and pricing actions in certain international markets in response to the changes in the exchange rate between the local currency and the U.S. dollar.

Acquisitions. The Company completed acquisitions during 2016 and 2015 that affect the comparability of net sales. The impacts on net sales comparisons are reflected above. Refer to “Note 4—Acquisitions” in the Notes to the Combined Financial Statements for further information.

Restructuring, exit, integration and impairment charges. During the first half of 2018, the Company recorded restructuring, exit, integration and impairment charges of $1.8 million, compared with charges of $9.3 million in the same prior year period. During 2017, the Company recorded restructuring, exit, integration and impairment charges of $32.8 million, compared with charges of $12.7 million in 2016 and no charges in 2015. See “Note 4—Restructuring, Exit, Integration and Impairment Activities” in the Notes to the Condensed Combined Financial Statements and “Note 3—Restructuring, Exit, Integration and Impairment Activities” in the Notes to the Combined Financial Statements for further details.

Product field campaigns charge. In the first half of 2018, the Company recorded a $1.6 million charge within Cost of sales for costs related to a product field campaign. There were no comparable costs in the first half of 2017. In the fourth quarter of 2017, the Company recorded a $13.5 million charge for costs attributable to field campaigns pertaining to certain Cybex products designed prior to the acquisition. The charge consisted of $8.4 million and $5.1 million within Cost of sales and Selling, general and administrative expense, respectively. There were no comparable costs in 2016 and 2015. See “Note 8—Commitments and Contingencies” in the Notes to the Condensed Combined Financial Statements and “Note 9—Commitments and Contingencies” in the Notes to the Combined Financial Statements for further details.

Spin-off charges. In connection with the Spin-Off, the Company incurred $4.2 million of charges within Selling, general and administrative expense during the six months ended June 30, 2018. There were no comparable charges in prior periods.

Tax items. The six months ended June 30, 2018 results included an income tax provision of $2.7 million compared with an income tax provision of $7.5 million in the prior year period, reflecting effective tax rates of 19.1% and 25.3%, respectively. The decrease in effective tax rate primarily relates to the reduction in the U.S. statutory rate from 35% to 21%. The 2017 results reflect an income tax benefit of $5.8 million, which included net income tax benefits from special tax items of $18.8 million. The decrease in effective tax rate primarily relates to the reduction in the U.S. statutory rate. The special tax items primarily relate to the write down of net deferred tax liabilities resulting from the impact of U.S. tax reform under the TCJA, including the favorable impact on net deferred tax balances caused by the reduction in the U.S. statutory rate from 35% to 21%, partially offset by a 2017 net income tax expense for the one-time deemed repatriation tax. The 2016 results reflect an income tax provision of $30.8 million and did not include any significant special tax items. The 2015 results reflect an income tax provision of $25.9 million, which included a net income tax benefit from special tax items of $8.0 million, primarily associated with an internal restructuring of foreign entities. See “Note 8—Income Taxes” in the Notes to the Combined Financial Statements and “Note 7—Income Taxes” in the Notes to the Condensed Combined Financial Statements for further details.

Results of Operations for the Six Months Ended June 30, 2018 and July 1, 2017

Net sales

	Six Months Ended		2018 vs. 2017
	2018	2017	$	%
(in millions)
Net sales	$495.4	$486.6	$8.8	1.8%

Net sales increased slightly, resulting from solid growth in commercial strength as demand for these products increased, mostly due to our well-positioned product offering and changing exerciser preferences. Commercial strength growth was mostly offset by a slight decrease in commercial cardio due to declines in sales of Cybex product. Sales growth was also negatively influenced by delayed shipments due to challenges at certain domestic warehouses. International net sales were 49% of net sales in the second quarter of 2018 and increased 7% on a GAAP basis and increased 3% on a constant currency basis, reflecting increases in net sales mostly in Europe. For more information about constant currency, which is a non-GAAP financial measure, see “—Non-GAAP Financial Information” below.

Operating Earnings

	Six Months Ended		2018 vs. 2017
	2018	2017	$	% / bps
(in millions)
Operating earnings(A) (B) (C) (D)	$14.7	$29.1	$(14.4)	(49.5)%
Operating margin(A) (B) (C) (D)	3.0%	6.0%		(300) bps

bps = Basis points

(A)	Operating earnings for the first half of 2018 and 2017 includes $6.9 million and $7.6 million, respectively, of expenses recorded to reflect the full allocation of Brunswick Corporate costs not previously included in Life Fitness results.
(B)	Operating earnings for the first half of 2018 and 2017 includes $1.8 million and $9.3 million, respectively, of Restructuring, exit, integration and impairment charges. Refer to “Note 4—Restructuring, Exit, Integration and Impairment Activities” in the Notes to the Condensed Combined Financial Statements for further details.
(C)	Operating earnings for the first half of 2018 includes $4.2 million of spin-off charges incurred by the Company in connection with its proposed spin-off. There were no comparable charges in 2017.
(D)	Operating earnings for the first half of 2018 includes a $1.6 million charge for costs related to a product field campaign. There were no comparable charges in 2017.

Operating earnings comparisons for 2018 versus 2017 include the full allocation of Brunswick Corporate costs not previously included in Life Fitness results (2018 allocation includes spin-off charges), which increased, as well as lower restructuring, exit, integration and impairment charges between periods. Excluding these factors, operating earnings declined due to several factors, including higher freight costs, cost inflation and inefficiencies along with an unfavorable impact from changes in sales mix, which more than offset the favorable impact from higher sales. Recent launches of new cardio equipment contributed to the higher freight costs and cost inefficiencies, attributable in part to initial complexities in the manufacture, shipment and installation of the new products.

Non-operating income (expense) and taxes

	Six Months Ended
	2018	2017	2018 vs. 2017
(in millions)
Other income (expense), net	$(0.2)	$1.0	$(1.2)
Interest income (expense), net	(0.4)	(0.5)	0.1
Income tax provision (benefit)	2.7	7.5	(4.8)

Other income (expense), net. Other income (expense), net decreased $1.2 million primarily due to net re-measurement losses resulting from changes in foreign currency rates.

Interest income (expense), net. Interest income (expense), net increased $0.1 million primarily as a result of changes in outstanding balances within Brunswick’s international cash pooling arrangement.

Income tax provision (benefit). The 2018 results included an income tax provision of $2.7 million compared with an income tax provision of $7.5 million in the prior year period, reflecting effective tax rates of 19.1% and 25.3%, respectively. The decrease in effective tax rate primarily relates to the reduction in the U.S. statutory rate from 35% to 21% as a result of the TCJA. There were no significant special tax items in either period. See “Note 7—Income Taxes” in the Notes to the Condensed Combined Financial Statements for further details.

Results of Operations for the Years Ended December 31, 2017, 2016 and 2015

Net Sales

				2017 vs. 2016		2016 vs. 2015
	2017	2016	2015	$	%	$	%
(in millions)
Net sales	$1,035.0	$979.5	$794.1	$55.5	5.7%	$185.4	23.3%

2017 vs. 2016

Net sales increased in 2017 due primarily to growth in international markets including benefits from the ICG acquisition. Sales in Asia-Pacific, particularly Japan, Australia and China saw strong growth and Latin American markets, particularly Brazil, started to recover, while sales in Europe were flat. Growth in net sales to value-oriented franchise clubs which continued to grow and invest were offset by declines in sales to traditional clubs and certain vertical markets. Consolidated net sales growth was led by Life Fitness branded cardiovascular products and Hammer Strength branded products, partially offset by lower Cybex branded sales. Acquisitions completed in 2016 accounted for 3 percentage points of growth in 2017. International net sales were 46% of net sales in 2017 and increased 9% compared with the prior year on both a GAAP basis and on a constant currency basis due to gains across most international markets, especially Asia-Pacific and Europe, partially offset by slight declines in Canada. For more information about constant currency, which is a non-GAAP financial measure, see “—Non-GAAP Financial Information” below.

2016 vs. 2015

Net sales increased in 2016 when compared with 2015. Acquisitions completed in 2016 and 2015 contributed 19 percentage points to the revenue growth rate in 2016. Net sales also benefited from overall growth in international markets, particularly Asia-Pacific and Europe, as well as growth in the U.S., reflecting increased sales to commercial fitness customers including the impact of declines in sales to local and federal governments. Consolidated net sales growth benefited from increased commercial strength sales, particularly Hammer Strength branded products. International net sales were 45% of net sales in 2016 and increased 19% compared with the prior year on a GAAP basis. On a constant currency basis and excluding acquisitions, international net sales increased 7% when compared with the prior year due to strength in Asia-Pacific and Europe, partially offset by slight declines in other international markets. For more information about constant currency, which is a non-GAAP financial measure, see “—Non-GAAP Financial Information” below.

Operating Earnings

				2017 vs. 2016		2016 vs. 2015
	2017	2016	2015	$	% / bps	$	% / bps
(in millions)
Operating earnings(A) (B) (C)	$48.1	$97.2	$103.6	$(49.1)	(50.5)%	$(6.4)	(6.2)%
Operating margin(A) (B) (C)	4.6%	9.9%	13.0%		(530) bps		(310) bps

bps = Basis points

(A)	Operating earnings for 2017, 2016 and 2015 includes $16.0 million, $15.9 million and $14.0 million, respectively, of expenses recorded to reflect the full allocation of Brunswick Corporate costs not previously included in Life Fitness results.
(B)	Operating earnings for 2017 and 2016 includes $32.8 million and $12.7 million, respectively, of Restructuring, exit, integration and impairment charges. Refer to “Note 3—Restructuring, Exit, Integration and Impairment Activities” in the Notes to the Combined Financial Statements for further details.
(C)	In the fourth quarter of 2017, the Company recorded a $13.5 million charge for costs related to field campaigns pertaining to certain Cybex products designed prior to the acquisition. Refer to “Note 9—Commitments and Contingencies” in the Notes to Combined Financial Statements for further details.

2017 vs. 2016

Life Fitness’ operating earnings decreased in 2017 when compared with the prior year. The decrease in operating earnings reflected lower margins, due in part to higher restructuring, exit, integration and impairment charges as well as costs associated with product field campaigns for certain Cybex products. In addition to these factors, comparisons were affected by higher costs including freight, related to the introduction of new products in the fourth quarter. Results also reflected the impact of planned costs associated with capacity expansions, more challenging competitive dynamics in certain international markets and unfavorable changes in sales mix, partially offset by higher sales and cost reduction initiatives. In certain international markets, competitors began offering improved console technology that was previously offered only on higher-end products. We believe our new Integrity cardio line is well-positioned to meet this demand.

2016 vs. 2015

Operating earnings comparisons for 2016 versus 2015 include the full allocation of Brunswick Corporate costs not previously included in Life Fitness results, which increased, as well as higher restructuring, exit, integration and impairment charges between periods. Excluding these factors, operating earnings increased, reflecting the favorable impact of higher sales and completed acquisitions in 2016. These factors were partially offset by increases in growth related investments, a net unfavorable change in sales mix and purchase accounting amortization related to the acquisitions of SCIFIT, Cybex and ICG.

Non-operating Income (Expense) and Taxes

	2017	2016	2015	2017 vs. 2016	2016 vs. 2015
(in millions)
Other income (expense), net	$1.9	$(0.6)	$(0.5)	$2.5	$(0.1)
Interest income (expense), net	(0.8)	(0.3)	0.3	(0.5)	(0.6)
Income tax provision (benefit)	(5.8)	30.8	25.9	(36.6)	4.9

2017 vs. 2016

Other income (expense), net. Other income (expense), net increased $2.5 million in 2017 compared with 2016 due to net remeasurement gains resulting from changes in foreign currency rates.

Interest income (expense), net. Interest income (expense), net decreased $0.5 million in 2017 compared with 2016 primarily as a result of changes in outstanding balances within Brunswick’s international cash pooling arrangement.

Income tax provision (benefit). The 2017 results reflected an income tax benefit of $5.8 million, which included net tax benefits from special tax items of $18.8 million. The special tax items primarily related to the impact of U.S. tax reform under the TCJA, including the favorable impact on net deferred tax balances caused by the reduction in the U.S. statutory rate from 35% to 21%, partially offset by a net income tax expense for the one-time deemed repatriation tax. The 2016 results reflect an income tax provision of $30.8 million and did not include significant special tax items. The effective tax rate for 2017 and 2016 was (11.8)% and 32.0%, respectively. See “Note 8—Income Taxes” in the Notes to the Combined Financial Statements for further details.

2016 vs. 2015

Other income (expense), net. Other income (expense), net decreased slightly in 2016 compared with 2015 due to net remeasurement losses resulting from changes in foreign currency rates.

Interest income (expense), net. Interest income (expense), net decreased $0.6 million in 2016 compared with 2015 primarily as a result of changes in outstanding balances within Brunswick’s international cash pooling arrangement.

Income tax provision (benefit). The 2016 results reflect an income tax provision of $30.8 million and did not include significant special tax items. The 2015 results reflect an income tax provision of $25.9 million, which included a tax benefit from special tax items of $8.0 million, primarily associated with the internal restructuring of foreign entities. The effective tax rate for 2016 and 2015 was 32.0% and 25.0%, respectively. See “Note 8—Income Taxes” in the Notes to the Combined Financial Statements for further details.

Cash Flow, Liquidity and Capital Resources

For the fiscal years ended December 31, 2017, 2016 and 2015 and the six months ended June 30, 2018 and July 1, 2017, Life Fitness’ major sources of funds for capital investments and acquisitions were cash generated from operating activities and transfers from Brunswick.

Six Months Ended June 30, 2018 Cash Flow

In the six months ended June 30, 2018, net cash provided by operating activities totaled $22.4 million. The primary driver of the cash provided by operating activities was net earnings, net of non-cash expense items. An increase in working capital (“Working Capital”) had a negative effect on net cash provided by operating activities of $8.7 million. Working Capital is defined as Accounts and notes receivable, Inventories and Prepaid expenses and other, net of Accounts payable and Accrued expenses as presented in the Combined and Condensed Combined Balance Sheets excluding the impact of acquisitions. Accounts and notes receivable and Accounts payable, decreased by $35.1 million and $30.2 million, respectively, primarily as a result of seasonal changes in net sales and production. Accrued expenses decreased by $6.8 million as a result of seasonal changes in net sales.

Net cash used for investing activities included $16.4 million of net cash transfers to Brunswick and capital expenditures of $8.6 million. As the majority of the Company's capacity expansion projects were completed by the end of 2017, capital spending in 2018 was focused on investments in new products and other profit enhancing initiatives. Net cash provided by financing activities was $2.0 million and related to net cash transfers from Brunswick.

Six Months Ended July 1, 2017 Cash Flow

In the six months ended July 1, 2017, net cash provided by operating activities totaled $17.9 million. The primary driver of the cash provided by operating activities was net earnings, net of non-cash expense items. An increase in Working Capital had a negative effect on net cash provided by operating activities of $6.4 million. Accounts and notes receivable and Accounts payable decreased by $17.6 million and $23.0 million, respectively, primarily as a result of seasonal changes in net sales and production.

Net cash used for investing activities totaled $15.3 million and mainly related to capital expenditures. Capital spending was focused on new product introductions and capacity expansion projects. Net cash used for financing activities was $6.1 million and related to net cash transfers to Brunswick.

2017 Cash Flow

In 2017, net cash provided by operating activities totaled $44.2 million. The primary driver of the cash provided by operating activities was net earnings, net of non-cash expense items. An increase in Working Capital had a negative effect on net cash provided by operating activities of $20.2 million. Net inventories increased by

$31.0 million to support higher sales volumes as well as an inventory build primarily related to new cardiovascular product transitions. Accounts and notes receivable increased by $22.3 million as a result of increased sales in the fourth quarter as well as timing of collections. Partially offsetting these items was an increase in Accrued expenses of $27.3 million, which included increases in product field campaign reserves and deferred extended warranty revenue.

Net cash used for investing activities during 2017 totaled $23.9 million, which was primarily related to capital expenditures. The Company’s capital spending was focused on capacity expansion, new product introductions and other profit enhancing projects. Net cash used for financing activities was $21.2 million, reflecting net cash transfers to Brunswick.

2016 Cash Flow

In 2016, net cash provided by operating activities totaled $112.7 million. The primary driver of the cash provided by operating activities was net earnings, net of non-cash expense items. A decrease in Working Capital had a positive effect on net cash provided by operating activities of $15.0 million. Accounts payable increased $12.5 million as a result of timing of payments, partially offset by volume related inventory increases of $7.2 million.

Net cash used for investing activities totaled $280.8 million and related to the acquisitions of Cybex and ICG for a combined $248.6 million and capital expenditures of $36.0 million related to investments in capacity and new products. Refer to “Note 4—Acquisitions” in the Notes to the Combined Financial Statements on the Company’s 2016 acquisitions. Net cash provided by financing activities was $182.3 million and consisted of net cash transfers from Brunswick, including funding for the Cybex and ICG acquisitions during the year.

2015 Cash Flow

In 2015, net cash provided by operating activities totaled $45.2 million. The primary driver of the cash provided by operating activities was net earnings net of non-cash expense items. An increase in Working Capital had a negative effect on net cash provided by operating activities of $26.5 million. Accounts and notes receivable increased $14.6 million as a result of timing of collections as well as higher sales in the fourth quarter and volume related inventory increases of $12.9 million.

Net cash used for investing activities totaled $26.5 million and was driven by capital expenditures of $16.8 million and the acquisition of SCIFIT for $10.4 million. Refer to “Note 4—Acquisitions” in the Notes to the Combined Financial Statements for further details on the SCIFIT acquisition. Net cash used for financing activities was $19.4 million, reflecting net cash transfers to Brunswick.

Liquidity and Capital Resources

The Company’s highly liquid assets are summarized in the table below:

	June 30, 2018	December 31, 2017	July 1, 2017	Change from Year End	Change from Prior Year
(in millions)
Cash and cash equivalents	$26.7	$26.1	$23.5	$0.6	$3.2
	2017	2016	2017 vs. 2016
(in millions)
Cash and cash equivalents	$26.1	$26.3	$(0.2)

Historically, Brunswick has provided financing, cash management and other treasury services to Life Fitness. The majority of Life Fitness’ cash balances are swept by Brunswick and, in turn, Life Fitness receives funding from Brunswick for operating and investing cash needs. Substantially all of the cash and cash equivalents on the Combined and Condensed Combined Balance Sheets are in international jurisdictions. Cash transferred to and from Brunswick has been recorded as intercompany payables and receivables which are reflected in the Due to/Due from parent lines (if the payable/receivable is expected to be settled in cash prior to Spin-Off) or the Net parent investment line (if the payable/receivable is expected to be contributed as equity upon Spin-Off) on the accompanying Combined and Condensed Combined Financial Statements.

In addition to the Reorganization, we expect to take certain actions related to our separation from Brunswick that will occur prior to the Distribution that relate to our capitalization, indebtedness and share ownership, referred to herein as the Internal Transactions. We anticipate that in connection with the Spin-Off, we will incur indebtedness and, immediately prior to the Distribution, pay a dividend to Brunswick. The amount of any such dividend will depend upon our borrowing capacity, which, in turn, will depend upon our historic and anticipated business performance, financial performance and liquidity as well as market conditions, credit ratings and other factors, some of which are outside our control, as well as the amount of capital we need in order to be adequately capitalized after the Spin-Off. Additional information regarding the Internal Transactions and our indebtedness following the Spin-Off will be provided in subsequent amendments to this Information Statement. See “Certain Relationships and Related Party Transactions—Agreements with Brunswick—Separation and Distribution Agreement” for additional detail.

Non-GAAP Financial Information

Certain statements in this MD&A are based on non-GAAP financial measures. GAAP refers to generally accepted accounting principles in the United States. For example, the discussion of the Company’s net sales includes a discussion of net sales on a constant currency basis and excluding acquisitions; the discussion of the Company’s earnings includes a presentation of operating earnings and operating margin excluding restructuring, exit, integration and impairment charges, costs associated with the Spin-Off and certain product field campaigns charges; and net earnings excluding tax-effected items impacting operating earnings and special tax items. A non-GAAP financial measure is a numerical measure of a registrant’s historical or future financial performance, financial position or cash flows that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in the financial statements of the registrant; or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. Non-GAAP financial measures do not include statistical measures.

The Company includes certain non-GAAP financial measures in this MD&A, as management believes that these measures are useful to investors because they permit investors to view performance using the same tools that management uses and to better evaluate the Company’s ongoing business performance. Non-GAAP financial measures should be considered by the reader in addition to, but not instead of, the Combined and Condensed Combined Financial Statements prepared in accordance with GAAP. Each non-GAAP financial measure is presented along with the corresponding most directly comparable GAAP measure so as not to imply that more emphasis should be placed on the non-GAAP financial measure. The Company does not provide forward- looking guidance for certain financial measures on a GAAP basis because it is unable to predict certain items contained in the GAAP measures without unreasonable efforts. These items may include restructuring, exit, integration and impairment charges, spin-off charges, special tax items and certain other unusual adjustments.

A description and reconciliation of these non-GAAP financial measures and the most directly comparable measures calculated and presented in accordance with GAAP are set forth on the following tables.

EBITDA and Adjusted EBITDA

Refer to “Summary Historical and Unaudited Pro Forma Condensed Combined Financial Information—Non-GAAP Financial Information” for a discussion of these measures and their use in our analysis of the operational strength and performance of our business.

Constant Currency

Changes in the relative values of non-U.S. currencies to the U.S. dollar can affect our financial results and financial position. To provide additional information that may be useful to investors, we present information about our net sales that are adjusted for such foreign currency effects. Constant currency measures are non-GAAP financial measures. To determine constant currency information, net sales transacted in currencies other than U.S. dollars have been translated to U.S. dollars using the average exchange rates that were in effect during the comparative period. Our management believes the percentage change in net sales expressed on a constant currency basis better reflects the changes in the underlying business trends, excluding the impact of translation arising from foreign currency exchange rate fluctuations.

The following tables set forth the foreign exchange rates of the U.S. dollar against key currencies used for foreign currency translation when preparing our Combined and Condensed Combined Financial Statements:

	Period Average Rates
	June 30, 2018	July 1, 2017	Change in %
(in dollars per unit)
EUR	1.209817	1.078533	12.2%
GBP	1.374533	1.256967	9.4%
JPY	0.009173	0.008885	3.2%
BRL	0.293900	0.314833	(6.6)%
	Period Average Rates
	2017	2016	Change in %
(in dollars per unit)
EUR	1.125925	1.108483	1.6%
GBP	1.286133	1.360508	(5.5)%
JPY	0.008911	0.009223	(3.4)%
BRL	0.313525	0.287858	8.9%
	Period Average Rates
	2016	2015	Change in %
(in dollars per unit)
EUR	1.108483	1.112625	(0.4)%
GBP	1.360508	1.530850	(11.1)%
JPY	0.009223	0.008264	11.6%
BRL	0.287858	0.307458	(6.4)%

Acquisition Adjusted Net Sales

The following table reconciles net sales to acquisition adjusted net sales, a non-GAAP financial measure. See “Note 4—Acquisitions” in the Notes to the Combined Financial Statements for further information.

	2017	2016	2015
(in millions)
Net sales – GAAP	$1,035.0	$979.5	$794.1
Acquisition Impact(A)	200.5	168.6	10.3
Acquisition adjusted net sales (non-GAAP)	$834.5	$810.9	$783.8
(A)	Acquisition impact relates to the cumulative impact of the Company’s recent acquisitions on net sales. The Company completed the Cybex and ICG acquisitions in 2016 and the SCIFIT acquisition in 2015, each of which affect the comparability of net sales.

Adjusted Operating Earnings

We exclude the following items from Adjusted Operating Earnings; restructuring, exit, integration and impairment charges, product field campaign costs and spin-off charges. The following table reconciles Adjusted Operating Earnings, a non-GAAP financial measure, to the most directly comparable GAAP measure, Operating earnings.

	Six Months Ended		Year Ended December 31
	June 30, 2018	July 1, 2017	2017	2016	2015
(in millions)
Operating earnings – GAAP	$14.7	$29.1	$48.1	$97.2	$103.6
Restructuring, exit, integration and impairment charges(A)	1.8	9.3	32.8	12.7	—
Product field campaign costs(B)	1.6	—	13.5	—	—
Spin-off charges(C)	4.2	—	—	—	—
Adjusted operating earnings (non-GAAP)	$22.3	$38.4	$94.4	$109.9	$103.6
(A)	Restructuring and exit activities include employee termination and other benefits costs, costs to retain and relocate employees, consulting costs, consolidation of manufacturing footprint costs and facility shutdown costs. Integration costs relate primarily to professional fees for systems integration and deal costs, employee termination and benefits and other charges associated with integrating the operations of recently acquired businesses; primarily Cybex. Asset impairment costs relate to the Company’s impairment charge for the Cybex trade name as a result of declining sales and operating performance. The Company used a relief-from-royalty analysis, using Level 3 inputs, to assess the fair value of the Cybex trade name. See “Note 3—Restructuring, Exit, Integration and Impairment Activities” in the Notes to the Combined Financial Statements and “Note 4—Restructuring, Exit, Integration and Impairment Activities” in the Notes to the Condensed Combined Financial Statements.

(B)	In the fourth quarter of 2017, the Company recorded a $13.5 million charge for costs related to field campaigns pertaining to certain Cybex products designed prior to the acquisition. The charge consisted of $8.4 million and $5.1 million within Cost of sales and Selling, general and administrative expense, respectively. In the first half of 2018, the Company recorded a $1.6 million charge within Cost of Sales for costs related to an additional product field campaign.
(C)	Spin-off charges relate to costs incurred by the Company in connection with its Spin-Off. The Company incurred $4.2 million of charges within selling, general and administrative expense during the six months ended June 30, 2018. There were no comparable charges in 2017.

Adjusted Net Earnings

In addition to the after-tax impact of restructuring, exit, integration and impairment charges, product field campaign costs and spin-off charges described above, we exclude special tax items from our Adjusted Net Earnings. The following table reconciles Adjusted Net Earnings, a non-GAAP financial measure, to the most directly comparable GAAP measure, Net earnings.

	Six Months Ended		Year Ended December 31
	June 30, 2018	July 1, 2017	2017	2016	2015
(in millions)
Net earnings - GAAP	$11.4	$22.1	$55.0	$65.5	$77.5
Restructuring, exit, integration and impairment charges(A)	1.4	5.3	21.6	8.1	—
Product field campaign costs(A)	1.3	—	8.9	—	—
Spin-off charges(A)	3.4	—	—	—	—
Special tax items(B)	(0.1)	(0.4)	(18.8)	0.6	(8.0)
Adjusted net earnings (non-GAAP)	$17.4	$27.0	$66.7	$74.2	$69.5
(A)	See “—Non-GAAP Financial Information—Adjusted Operating Earnings” above. Restructuring, exit, integration and impairment charges, product field campaign costs and spin-off charges have been tax-effected for purposes of calculating Adjusted Net Earnings.
(B)	The 2017 special tax items primarily related to the write down of net deferred tax liabilities resulting from the impact of U.S. tax reform under the TCJA, including the favorable impact on net deferred tax balances caused by the reduction in the U.S. statutory rate from 35% to 21%, partially offset by a 2017 net income tax expense for the one-time deemed repatriation tax. The 2015 special tax items included a net income tax benefit of $8.0 million, primarily associated with the internal restructuring of foreign entities.

Off-Balance Sheet Arrangements

Guarantees. The Company has reserves to cover potential losses associated with guarantees and repurchase obligations based on historical experience and current facts and circumstances. Historical cash requirements and losses associated with these obligations have not been significant. See “Note 9—Commitments and Contingencies” in the Notes to the Combined Financial Statements for a description of these arrangements.

Contractual Obligations

The following table sets forth a summary of the Company’s contractual obligations as of December 31, 2017:

	Payments due by period
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
(in millions)
Contractual Obligations
Operating leases(A)	$31.5	$8.3	$11.1	$5.8	$6.3
Purchase obligations(B)	130.8	130.8	—	—	—
Deferred management compensation(C)	3.9	1.1	0.4	0.4	2.0
Deferred revenue and customer deposits(D)	77.2	40.4	31.0	5.5	0.3
Financing obligations(E)	48.9	18.7	24.5	5.7	—
Total contractual obligations	$292.3	$199.3	$67.0	$17.4	$8.6
(A)	See “Note 13—Leases” in the Notes to the Combined Financial Statements for additional information.
(B)	Purchase obligations represent agreements with suppliers and vendors at the end of 2017 for raw materials and other supplies entered into the ordinary course of business.

(C)	Amounts represent long-term deferred compensation plans for Company management. Payments are assumed to be equal to the remaining liability.
(D)	Deferred revenue and customer deposits consist of customer payments for which the Company has not yet satisfied the related performance obligations. The majority of deferred revenue relates to extended warranty contracts as detailed in “Note 9—Commitments and Contingencies” in the Notes to the Combined Financial Statements for further information.
(E)	Financing obligations are secured obligations for lease and other receivables originated by the Company and assigned to third parties where the transfer of assets do not meet the conditions for a sale due to the Company’s contingent obligation to repurchase the receivables in the event of customer non-payment. Refer to “Note 9—Commitments and Contingencies” in the Notes to the Combined Financial Statements for further information.

Legal Proceedings

See “The Business—Legal Proceedings” herein, “Note 9—Commitments and Contingencies” in the Notes to the Combined Financial Statements and “Note 8—Commitments and Contingencies” in the Notes to the Condensed Combined Financial Statements for disclosure related to certain legal and environmental proceedings.

Environmental Regulation

The Company complies with current regulations and expects to comply fully with any new regulations; compliance may increase the cost of products for the Company and the industry, but is not expected to have a material adverse effect on the Company’s competitive position.

Critical Accounting Policies

The preparation of the financial statements in accordance with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amount of reported assets and liabilities and disclosure of contingent assets and liabilities at the date of the Combined Financial Statements and revenues and expenses during the periods reported. Actual results may differ from those estimates. If current estimates for the cost of resolving any specific matters are later determined to be inadequate, results of operations could be adversely affected in the period in which additional provisions are required. The Company believes the following are the most critical accounting policies that could have an effect on its reported results.

Revenue Recognition and Sales Incentives. Life Fitness’ revenue is derived primarily from the sale of fitness equipment. Revenue is recognized in accordance with the terms of the sale, primarily upon shipment to customers, once the sales price is fixed or determinable and collectability is reasonably assured. Life Fitness offers discounts and sales incentives that include estimated cash and product rebates that are recorded as reductions of revenue in either Net sales or an expenditure in Cost of sales in the Statements of Operations. Revenues from freight are included as a part of Net sales in the Statements of Operations, whereas shipping, freight and handling costs are included in Cost of sales.

The Company sells extended warranty contracts that extend product warranty beyond the standard period. For certain extended warranty contracts in which the Company retains the warranty or administration obligation, a deferred revenue liability is recorded based on the aggregate sales price for contracts sold. The liability is reduced and revenue is recognized as a part of Net sales in the Statements of Operations on a straight-line basis over the contract period during which corresponding costs are expected to be incurred. See “Note 9—Commitments and Contingencies” in the Notes to the Combined Financial Statements and “Note 8—Commitments and Contingencies” in the Notes to the Condensed Combined Financial Statements for further details.

In May 2014, the Financial Accounting Standards Board (“FASB”) issued a final standard on revenue recognition. Refer to “Note 2—Significant Accounting Policies” in the Notes to Combined and Condensed Combined Financial Statements for further discussion of the new revenue recognition standard which became effective on January 1, 2018.

Standard Warranty Reserves. The Company records an estimated liability for product warranties at the time revenue is recognized. The liability is estimated using historical warranty experience, projected claim rates and expected costs per claim. The Company adjusts its liability for specific warranty matters when they become known and the exposure can be estimated. The Company’s warranty liabilities are affected by product failure rates as well as material usage and labor costs incurred in correcting a product failure. If actual costs differ from estimated costs, the Company must make a revision to the warranty liability. See “Note 9—Commitments and Contingencies” in the Notes to the Combined Financial Statements and “Note 8—Commitments and Contingencies” in the Notes to Condensed Combined Financial Statements for further details.

Goodwill and Other Intangibles. The Company reviews goodwill for impairment annually and whenever events or changes in circumstances indicate that the fair value may be below its carrying value.

As part of the annual test, the Company may perform a qualitative, rather than quantitative, assessment to determine whether its fair value is “more likely than not” to be greater than its carrying value. In performing this qualitative analysis, the Company considers various factors, including the effect of market or industry changes and the Company’s actual results compared to projected results.

If the fair value of the Company does not meet the “more likely than not” criteria discussed above, the impairment test for goodwill is a two-step process. The first step compares the fair value of the Company with its carrying value. If the fair value exceeds the carrying value, goodwill is not considered impaired. If the carrying amount exceeds the fair value, the second step is performed to measure the amount of the impairment loss, if any. In this second step, the implied fair value goodwill is compared with the carrying amount of the goodwill. If the carrying amount of the goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill.

The Company calculates fair value considering both the income approach and the guideline public company method. The income approach calculates the fair value using a discounted cash flow approach utilizing a Gordon Growth model. Internally forecasted future cash flows, which the Company believes reasonably approximate market participant assumptions, are discounted using a weighted average cost of capital (“Discount Rate”). The Discount Rate is developed using market observable inputs, and considers the risk related to the Company’s forecasted performance. Fair value under the guideline public company method is determined by applying market multiples for comparable public companies to the Company’s financial results. The key uncertainties in these calculations are the assumptions used in the Company’s forecasted future performance, including revenue growth and operating margins, as well as the perceived risk associated with those forecasts, and selecting representative market multiples.

Refer to “Note 7—Goodwill and Other Intangibles” in the Notes to the Combined Financial Statements and “Note 6—Goodwill and Other Intangibles” in the Notes to the Condensed Combined Financial Statements for more information.

The Company’s primary intangible assets are customer relationships, trade names and patents and proprietary technology. The costs of amortizable intangible assets are recognized over their expected useful lives, typically between five and sixteen years, using the straight-line method. Intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate long-lived assets described below. Intangible assets not subject to amortization, including trade names, are assessed for impairment at least annually and whenever events or changes in circumstances indicate that it is more likely than not that an asset may be impaired. The impairment test for indefinite-lived intangible assets consists of a comparison of the fair value of the intangible asset with its carrying amount. An impairment loss is recognized for the amount by which the carrying value exceeds the fair value of the asset. The fair value of trade names is measured using a relief-from-royalty approach, which assumes the value of the trade name is the discounted cash flows of the amount that would be paid to third parties had the Company not owned the trade name and instead licensed the trade name from another company. Higher royalty rates are assigned to premium brands within the marketplace based on name recognition and profitability, while other brands receive lower royalty rates. The basis for future sales projections is internal revenue forecasts by brand, which the Company believes represent reasonable market participant assumptions, to which the selected royalty rate is applied. The resulting cash flows are discounted using an applicable Discount Rate which includes any potential risk premium to reflect the inherent risk of holding a standalone intangible asset.

The Company recorded a $13.9 million indefinite-lived intangible asset impairment during 2017 related to the Cybex trade name. Refer to “Note 3—Restructuring, Exit, Integration and Impairment Activities” in the Notes to the Combined Financial Statements for further details. The Company did not record impairments for indefinite-lived intangible assets in 2016 and 2015. In the third quarter of 2018, the Company recorded an

$8.1 million impairment charge for the Cybex trade name as a result of declining operating performance and projected declines in sales. Refer to “Note 15—Subsequent Events” in the Combined Financial Statements and “Note 13—Subsequent Events” in the Notes to Condensed Combined Financial Statements for further information.

Income Taxes. Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. The Company evaluates the realizability of net deferred tax assets and, as necessary, records valuation allowances against them. The Company estimates its tax obligations based on historical experience and current tax laws and litigation. The judgments made at any point in time may change based on the outcome of tax audits and settlements of tax litigation, as well as changes due to new tax laws and regulations and the Company’s application of those laws and regulations. These factors may cause the Company’s tax rate and deferred tax balances to increase or decrease. The Company’s income tax provision in 2017 included net benefits of $18.3 million due to U.S. tax reform. The Company’s income tax provision in 2015 included a tax benefit from special tax items of $8.0 million, primarily associated with the internal restructuring of foreign entities. See “Note 8—Income Taxes” in the Notes to the Combined Financial Statements for further details.

Recent Accounting Pronouncements

See “Note 2—Significant Accounting Policies” in the Notes to the Combined Financial Statements for recently issued accounting pronouncements that may impact the Company.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company is exposed to market risk from changes in foreign currency exchange rates and commodity prices. The Company enters into various hedging transactions to mitigate foreign currency risks in accordance with guidelines established by Brunswick management. The Company does not currently enter into hedges for commodity price risks. The Company does not use financial instruments for trading or speculative purposes.

The Company uses foreign currency forward and option contracts to manage foreign exchange rate exposure related to anticipated transactions, and assets and liabilities that are subject to risk from foreign currency rate changes. The Company’s principal currency exposures relate to the Japanese yen, Euro, British pound, Hungarian forint, Brazilian real and Taiwan dollar. The Company hedges certain anticipated transactions with financial instruments whose maturity date, along with the realized gain or loss, occurs on or near the execution of the anticipated transaction. The Company manages foreign currency exposure of certain assets or liabilities through the use of derivative financial instruments such that the gain or loss on the derivative financial instrument offsets the loss or gain recognized on the underlying asset or liability, respectively.

The following analyses provide quantitative information regarding the Company’s exposure to foreign currency exchange rate risk as it relates to its derivative financial instruments. The Company uses a model to evaluate the sensitivity of the fair value of financial instruments with exposure to market risk that assumes instantaneous, parallel shifts in exchange rates. For options and instruments with nonlinear returns, models appropriate to the instrument are utilized to determine the impact of market shifts. There are certain shortcomings inherent in the sensitivity analyses presented, primarily due to the assumption that exchange rates change in a parallel fashion.

The estimated reduction in fair market value that the Company would incur on its derivative financial instruments from a 10% adverse change in foreign currency rates were $7.4 million and $5.0 million in 2017 and 2016, respectively.

MANAGEMENT

The following table presents information, as of              , 2019, concerning our directors and executive officers following the Spin-Off, including a five-year employment history and any directorships held by our directors in public companies. We are in the process of identifying the individuals who will be our directors and executive officers following the Spin-Off, and we expect to provide details regarding these individuals in an amendment to this Information Statement.

Name	Age	Position with Life Fitness

Our Board of Directors Following the Spin-Off and Director Independence

Following the Spin-Off, we expect that our Board will consist of no more than eight directors. We are in the process of identifying the individuals who will be our directors following the Spin-Off.             rules require that the board have a majority of independent directors, and we plan for our Board to consist of a majority of independent directors at the time of the Spin-Off. For additional information about our plans for our Board following the Spin-Off, see “Description of Our Capital Stock—Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws”.

Committees of the Board

Effective upon the completion of the Spin-Off, our Board will have the following standing committees, each of which will operate under a written charter that will be posted on our website prior to the Spin-Off.

Audit Committee

The Audit Committee will be established in accordance with Section 3(a)(58)(A) and Rule 10A-3 under the Exchange Act. The responsibilities of our Audit Committee will be more fully described in our Audit Committee charter. We anticipate that our Audit Committee, among other duties, will assist the Board in overseeing (a) our accounting, auditing and reporting practices, (b) the qualifications, independent performance and compensation of our independent registered public accounting firm, (c) our system of internal controls, including the performance of the internal audit function, (d) our financial disclosure policies and practices, (e) the quality and integrity of our financial statements and (f) our compliance with legal and regulatory requirements. The Committee will review certain regulatory and compliance matters, policies regarding risk assessment and risk management, corporate tax strategy, cybersecurity and our Information Security Program. The Audit Committee will maintain free and open communication, and meet separately at each regularly scheduled Board meeting with our independent registered public accounting firm, its internal auditors and management.

The Audit Committee will have at least three members and will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of                , Rule 10A-3 under the Exchange Act and our Audit Committee charter. Each member of the Audit Committee will be financially literate, and at least one member of the Audit Committee will have accounting and related financial management expertise and satisfy the criteria to be an “audit committee financial expert” under the rules and regulations of the SEC, as those qualifications are interpreted by our Board in its business judgment. The initial members of the Audit Committee will be determined prior to the Spin-Off.

Human Resources and Compensation Committee

The responsibilities of our Human Resources and Compensation Committee will be more fully described in our Human Resources and Compensation Committee charter. We anticipate that our Human Resources and Compensation Committee, among other duties, will (a) discharge the Board’s responsibilities relating to compensation of our senior executives, management development and executive benefits, (b) produce an annual report on executive compensation for inclusion in our annual proxy statement in accordance with applicable SEC rules and regulations and (c) perform such other duties and responsibilities as may be delegated to it from time to time by the Board.

The Human Resources and Compensation Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of             , Rule 10C-1 under the Exchange Act and our Human Resources and Compensation Committee charter. The members of our Human Resources and Compensation Committee will be “non-employee directors” (within the meaning of Rule 16b-3 under the Exchange Act). The initial members of our Human Resources and Compensation Committee will be determined prior to the Spin-Off.

Nominating and Corporate Governance Committee

The responsibilities of our Nominating and Corporate Governance Committee will be more fully described in our Nominating and Corporate Governance Committee charter. We anticipate that our Nominating and Corporate Governance Committee, among other duties, will assist the Board in (a) overseeing our corporate governance policies and programs, including the operations of the Board and the other committees of the Board and other programs designed to ensure we adhere to high corporate governance and ethical standards, (b) identifying, screening, interviewing and recommending to the Board qualified director nominees, (c) monitoring developments in corporate governance practices and recommending modifications and improvements, (d) overseeing our compliance with applicable legal and regulatory requirements and (e) performing such other duties and responsibilities as may be delegated to it from time to time by the Board. In addition, the Nominating and Corporate Governance Committee will oversee other matters related to Board composition, performance, standards, size, structure and membership and establish guidelines that ensure appropriate diversity of perspective, background and experience in Board membership.

Together with the Human Resources and Compensation Committee, the Nominating and Corporate Governance Committee will oversee the annual review of the Chief Executive Officer’s performance.

The Nominating and Corporate Governance Committee will consist entirely of independent directors, each of whom will meet the independence requirements set forth in the listing standards of              and our Nominating and Corporate Governance Committee charter. The initial members of the Nominating and Corporate Governance Committee will be determined prior to the Spin-Off.

Code of Business Conduct and Ethics

Prior to the completion of the Spin-Off, we will adopt a written code of business conduct that is designed to deter wrongdoing and to promote, among other things:

•	honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest;
•	the protection of the confidentiality of our non-public information;
•	the responsible use of and control over our assets and resources;
•	full, fair, accurate and timely financial disclosures in accordance with applicable laws and internal policies;
•	compliance with applicable laws, rules and regulations; and
•	accountability for adherence to the code and prompt internal reporting of any possible violation of the code.

Director Nomination Process

Our initial Board will be selected through a process involving both Brunswick and us. The initial directors who will serve after the Spin-Off will begin their terms at the time of the Distribution, with the exception of one independent director who will begin his or her term prior to the date on which “when-issued” trading of our common stock commences on                    and will serve on our Audit Committee, Human Resources and Compensation Committee and Nominating and Corporate Governance Committee.

Communications with Non-Management Members of the Board of Directors

Generally, it is the responsibility of our management to speak for us in communications with outside parties, but we intend to set forth, in our corporate governance policies, certain processes by which stockholders and other interested third parties may communicate with non-management members of our Board.

Director Compensation

We are currently in the process of determining the composition of our Board and of developing the details regarding the compensation packages of the directors who will comprise our Board. This is an ongoing process and we will include the relevant disclosure in an amendment to this Information Statement.

EXECUTIVE COMPENSATION

We are in the process of identifying the persons who will be our executive officers following the Spin-Off. Additionally, as noted above, we are currently part of Brunswick and not an independent company, and our Human Resources and Compensation Committee has not yet been formed. Once it is formed, executive compensation decisions following the Spin-Off will be made by our Human Resources and Compensation Committee.

The persons whom we expect will be our named executive officers as of the Spin-Off will be included in an amendment to this Information Statement. For purposes of this Executive Compensation section, we refer to such persons collectively as our “named executive officers”. In an amendment to this Information Statement, we will disclose, in accordance with SEC requirements, information regarding the compensation of our named executive officers and our executive compensation programs and arrangements following the Spin-Off.

We have not finalized the treatment of equity awards held by Brunswick employees and a description thereof will be included in an amendment to this Information Statement. See “Certain Relationships and Related Person Transactions—Employee Matters Agreement” for more information.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this Information Statement, Brunswick beneficially owns all the outstanding shares of our common stock. After the Spin-Off, if Brunswick elects to retain a stake in Life Fitness, Brunswick may own no more than 19.9% of the outstanding shares of common stock of Life Fitness. The following table provides information regarding the anticipated beneficial ownership of our common stock at the time of the Distribution by:

•	each of our stockholders who we believe (based on the assumptions described below) will beneficially own more than 5% of our outstanding common stock;
•	each of our directors following the Spin-Off;
•	each of our executive officers following the Spin-Off; and
•	all of our directors and executive officers following the Spin-Off as a group.

Except as otherwise noted below, we based the share amounts on each person’s beneficial ownership of Brunswick common stock on              , 2019, giving effect to a distribution ratio of one share of our common stock for every                 shares of Brunswick common stock he, she or it held.

To the extent our directors and executive officers own Brunswick common stock at the Record Date of the Spin-Off, they will participate in the Distribution on the same terms as other holders of Brunswick common stock.

Except as otherwise noted in the footnotes below, each person or entity identified in the table has sole voting and investment power with respect to the securities he, she or it holds.

Immediately following the Spin-Off, we estimate that             shares of our common stock will be issued and outstanding, based on the approximately          shares of Brunswick common stock outstanding on              , 2019. The actual number of shares of our common stock outstanding following the Spin-Off will be determined on              , 2019, the Record Date.

Name	Amount and Nature of Beneficial Ownership	Percentage of Class
Directors and Named Executive Officers:

Principal Stockholders:

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Brunswick

Following the Spin-Off, Life Fitness and Brunswick will operate independently. Brunswick may elect to retain an ownership stake in Life Fitness, with any such stake not to exceed 19.9% of the outstanding shares of common stock of Life Fitness. In order to govern the ongoing relationships between us and Brunswick after the Spin-Off and to facilitate an orderly transition, we intend to enter into agreements with Brunswick providing for various services, rights and obligations following the Spin-Off and pursuant to which we and Brunswick will agree to indemnify each other against certain liabilities arising from our respective businesses. The following summarizes the terms of the material agreements we expect to enter into with Brunswick.

Separation and Distribution Agreement

We intend to enter into a Separation and Distribution Agreement with Brunswick before the Distribution. The Separation and Distribution Agreement will set forth our agreements with Brunswick regarding the principal actions to be taken in connection with the Distribution and the Spin-Off. It will also set forth other agreements that govern aspects of our relationship with Brunswick following the Distribution and the Spin-Off. We have not yet finalized all of the terms of this agreement, and we intend to include additional details on the terms of this agreement in an amendment to this Information Statement.

Transfer of Assets and Assumption of Liabilities. The Separation and Distribution Agreement will identify certain transfers of assets and assumptions of liabilities that are necessary in advance of our separation from Brunswick so that we and Brunswick retain the assets of, and the liabilities associated with, our respective businesses. The Separation and Distribution Agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between us and Brunswick.

Reorganization. The Separation and Distribution Agreement will describe certain internal reorganizational actions related to our separation from Brunswick that will occur prior to or at the Distribution following which we will hold, directly or through our subsidiaries, the Fitness Business.

Internal Transactions. The Separation and Distribution Agreement will describe certain actions related to our separation from Brunswick that will occur prior to the Distribution that relate to our capitalization, indebtedness and share ownership. We anticipate that in connection with the Spin-Off, we will incur indebtedness and, immediately prior to the Distribution, pay a dividend to Brunswick. The amount of any such dividend will depend upon our borrowing capacity, which, in turn, will depend upon our historic and anticipated business, financial performance and liquidity as well as market conditions, credit ratings and other factors, some of which are outside our control, as well as the amount of capital we need in order to be adequately capitalized after the Spin-Off. Prior to the Distribution, Brunswick will cause the recapitalization of Life Fitness so that the number of authorized shares of our common stock will be equal to          . We will then issue shares of our common stock to Brunswick, which will be equal to 100.0% of our outstanding shares of common stock immediately prior to the Distribution. In the Distribution, Brunswick will distribute at least 80.1% of our outstanding shares of common stock to Brunswick stockholders and may retain up to 19.9% of our outstanding shares of common stock.

Intercompany Arrangements. All agreements, arrangements, commitments and understandings, including most intercompany accounts payable or accounts receivable, between us, on the one hand, and Brunswick, on the other hand, will terminate or will be settled effective as of the Distribution or as promptly as reasonably practicable thereafter, except specified agreements and arrangements that are intended to survive the Distribution.

Shared Contracts. We and Brunswick will agree to use reasonable best efforts to cooperate to divide, partially assign, modify or replicate all agreements relating in a material respect to both the Fitness Business and Brunswick’s businesses such that we shall be the beneficiary of the rights and responsible for the obligations of that portion of the agreement relating to the Fitness Business and Brunswick shall be the beneficiary of the rights and responsible for the obligations of that portion of the agreement relating to Brunswick’s businesses.

Credit Support. We will agree to use reasonable best efforts to arrange, prior to the Distribution, for the replacement of all guarantees, covenants, indemnities, surety bonds, letters of credit or similar assurances or credit support currently provided by or through Brunswick or any of its affiliates for the benefit of us or any of our affiliates, except specified credit support instruments that are intended to survive the Distribution. To the extent we are not able to replace any such credit support, we will agree, and will agree to cause any of our subsidiaries that has assumed the liability with respect to such credit support instrument, to indemnify Brunswick for such liability.

Representations and Warranties. In general, neither we nor Brunswick will make any representations or warranties regarding any assets or liabilities transferred or assumed, the sufficiency of assets and liabilities to conduct the Brunswick or Life Fitness businesses, as applicable, any consents or approvals required for the Spin-Off or past transfers of the assets or assumptions of the liabilities, the value of, or freedom from any lien or other security interest in, any assets transferred, the absence of any defenses or rights of setoff or freedom from counterclaim relating to any claim or other asset, including any accounts receivable, of either party or the legal sufficiency of any conveyance documents. Except as expressly set forth in the Separation and Distribution Agreement and certain other ancillary agreements, all assets will be transferred on an “as is”, “where is” basis.

Information in this Information Statement with respect to the assets and liabilities of Life Fitness and Brunswick following the Distribution is presented based on the allocation of such assets and liabilities pursuant to the Separation and Distribution Agreement and the ancillary agreements, unless the context otherwise requires. The Separation and Distribution Agreement provides that, in the event that the transfer or assignment of certain assets or liabilities to Life Fitness or Brunswick, as applicable, does not occur prior to the Distribution, then until such assets or liabilities are able to be transferred or assigned, Life Fitness or Brunswick, as applicable, will hold such assets for the use and benefit of the other party and retain such liabilities for the account and at the expense of the other party, provided that the other party will reimburse Life Fitness or Brunswick, as applicable, for reasonable out-of-pocket expenses incurred in connection with the holding of such assets or the retention of such liabilities.

Further Assurances. The parties will use reasonable best efforts to take all actions reasonably necessary to effect the transactions contemplated by the Separation and Distribution Agreement that have not been consummated prior to the Distribution. In addition, the parties will use reasonable best efforts to effect any transfer of any asset or any assumption of liability that was improperly transferred or retained as promptly as reasonably practicable following the Distribution.

The Distribution. The Separation and Distribution Agreement will govern Brunswick’s and our respective rights and obligations regarding the Distribution. On or prior to the Distribution Date, Brunswick will deliver at least 80.1% of the issued and outstanding shares of our common stock to the distribution agent. On the Distribution Date, the distribution agent will electronically deliver the shares of our common stock to Brunswick stockholders based on the distribution ratio. Brunswick will have the sole and absolute discretion to determine the terms of, and whether to proceed with, the Distribution.

Conditions. The Separation and Distribution Agreement will also provide that several conditions must be satisfied or waived by Brunswick in its sole and absolute discretion before the Distribution can occur. For further information about these conditions, see “The Spin-Off—Conditions to the Spin-Off”. Brunswick may, in its sole and absolute discretion, determine the Record Date, the Distribution Date and the terms of the Distribution and may at any time prior to the completion of the Distribution decide to abandon or modify the Distribution.

Exchange of Information. We and Brunswick will agree to provide each other with information reasonably necessary to comply with reporting, disclosure, filing or other requirements of any national securities exchange or governmental authority, for use in judicial, regulatory, administrative and other proceedings and to satisfy audit, accounting, litigation and other similar requests and to comply with obligations under the Separation and Distribution Agreement and ancillary agreements. We and Brunswick will also agree to use reasonable best efforts to retain such information in accordance with our respective record retention policies as in effect on the date of the Separation and Distribution Agreement. Each party will also agree to use its reasonable best efforts to assist the other with its financial reporting and audit obligations for an agreed period of time.

Release of Claims. We and Brunswick will each agree to release the other party and its affiliates, successors and assigns and all persons that on or prior to the Distribution have been such party’s stockholders, directors, officers, members, agents and employees, and their respective heirs, executors, administrators, successors and assigns, from any claims against any of them existing or arising from any acts or events occurring or failing to occur or any conditions existing at or prior to the Distribution, including in connection with the Spin-Off and all other activities to implement the Spin-Off. These releases will be subject to exceptions set forth in the Separation and Distribution Agreement.

Indemnification. We and Brunswick will each agree to indemnify the other party and each of the other party’s current, former and directors, officers and employees, and their respective heirs, executors, successors and assigns, against certain liabilities relating to, arising out of or resulting from our and Brunswick’s respective businesses or any breach by us or Brunswick of the Separation and Distribution Agreement or any ancillary agreement. The amount of either Brunswick’s or our indemnification obligations will be reduced by amounts received from third parties as well as by any insurance proceeds the party being indemnified receives. The Separation and Distribution Agreement will also specify procedures regarding claims subject to indemnification.

Termination. Brunswick, in its sole and absolute discretion, may terminate the Separation and Distribution Agreement at any time prior to the Distribution.

Transition Services Agreement

We intend to enter into a Transition Services Agreement pursuant to which Brunswick will provide us, and we will provide Brunswick, specified services for a limited time to help ensure an orderly transition following the Spin-Off. The Transition Services Agreement will specify the costs for these services. We have not yet finalized all of the terms of this agreement or the schedule of services to be provided, and we intend to include additional details on the terms of this agreement in an amendment to this Information Statement.

The cost of these services will be negotiated between us and Brunswick and may not necessarily be reflective of prices that we could have obtained for similar services from an independent third party.

Tax Matters Agreement

We intend to enter into a Tax Matters Agreement with Brunswick that will govern the respective rights, responsibilities and obligations of Brunswick and us after the Spin-Off with respect to all tax matters (including tax liabilities, tax attributes, tax returns and tax contests). We have not yet finalized all of the terms of this agreement, and we intend to include additional details on the terms of this agreement in an amendment to this Information Statement.

Employee Matters Agreement

We intend to enter into an Employee Matters Agreement with Brunswick that will address certain employment, compensation and benefits matters, including the allocation and treatment of certain assets and liabilities relating to our employees and the compensation and benefit plans and programs in which our employees participate prior to the Spin-Off, as well as certain other human resources, employment and employee benefit matters. We have not yet finalized all of the terms of this agreement, and we intend to include additional details on the terms of this agreement in an amendment to this Information Statement.

Trademark License Agreement

We intend to enter into a Trademark License Agreement with Brunswick pursuant to which Brunswick will grant us a fully paid-up, royalty free, perpetual, non-exclusive license to use certain of Brunswick’s trademarks, trade names and service marks in connection with the sale, provision, marketing, performance and promotion of the products and offerings of the Brunswick Billiards brand of Life Fitness as its exists immediately prior to the Spin-Off. We have not yet finalized all of the terms of this agreement, and we intend to include additional details on the terms of this agreement in an amendment to this Information Statement.

Stockholder and Registration Rights Agreement

In the event that Brunswick retains an ownership stake in Life Fitness, with any such stake not to exceed 19.9% of the outstanding shares of Life Fitness common stock, Life Fitness will enter into a Stockholder and Registration Rights Agreement with Brunswick pursuant to which we will agree that, upon the request of Brunswick, we will use commercially reasonable efforts to effect the registration under applicable federal and state securities laws of any shares of our common stock retained by Brunswick. In addition, Brunswick will agree to vote any shares of our common stock that it retains immediately after the Distribution in proportion to the votes cast by our other stockholders. In connection with such agreement, Brunswick will grant us a proxy to vote its shares of our common stock in such proportion. This proxy, however, will be automatically revoked as to any particular share upon any sale or transfer of such share from Brunswick to a person other than Brunswick, and neither the voting agreement nor proxy will limit or prohibit any such sale or transfer.

Ongoing Commercial Agreements

In addition to the above agreements, we are also currently party to, or intend to enter into, various other agreements with Brunswick that are intended to continue post-Distribution subject to their existing terms or terms and conditions to be negotiated and agreed to. We do not consider these agreements to be material.

Other Arrangements

Prior to the Spin-Off, we have had various other arrangements with Brunswick, including arrangements whereby Brunswick performed various corporate functions for us, including, but not limited to, senior management, legal, human resources, finance and accounting, tax, treasury, information technology, marketing and communication, internal audit and other shared services.

As described in more detail in “—Separation and Distribution Agreement” above, these arrangements, other than those contemplated pursuant to the Transition Services Agreement, will generally be terminated in connection with the Spin-Off. We do not consider these arrangements with Brunswick to be material.

DESCRIPTION OF OUR CAPITAL STOCK

General

Prior to the Distribution, Brunswick, as our sole stockholder, will approve and adopt our Amended and Restated Certificate of Incorporation, and our Board will approve and adopt our Amended and Restated By-Laws. The following summarizes information concerning our capital stock, including material provisions of our Amended and Restated Certificate of Incorporation, our Amended and Restated By-Laws and certain provisions of Delaware law. You are encouraged to read the forms of our Amended and Restated Certificate of Incorporation and our Amended and Restated By-Laws, which will be filed as exhibits to an amendment to our Registration Statement on Form 10, of which this Information Statement is a part, for greater detail with respect to these provisions.

Authorized Capital Stock

Immediately following the Spin-Off, our authorized capital stock will consist of             shares of common stock, par value $0.01 per share, plus             shares of preferred stock, par value $             per share.

Common Stock

Shares Outstanding. Immediately following the Spin-Off, we estimate that          approximately          shares of our common stock will be issued and outstanding, based on          approximately          shares of Brunswick common stock outstanding as of             , 2019. The actual number of shares of our common stock outstanding immediately following the Spin-Off will depend on the actual number of shares of Brunswick common stock outstanding on the Record Date, and will reflect any issuance of new shares or exercise of outstanding options pursuant to Brunswick’s equity plans and any repurchases of Brunswick shares by Brunswick pursuant to its common stock repurchase program, in each case on or prior to the Record Date.

Dividends. Holders of shares of our common stock will be entitled to receive dividends when, as and if declared by our Board at its discretion out of funds legally available for that purpose, subject to the preferential rights of any preferred stock that may be outstanding. The timing, declaration, amount and payment of future dividends will depend on our financial condition, earnings, capital requirements and debt service obligations, as well as legal requirements, regulatory constraints, industry practice and other factors that our Board deems relevant. We have not yet determined our intended dividend policy, but we expect to do so prior to the Spin-Off and will disclose this policy in an amendment to this Information Statement. Our Board will make all decisions regarding our payment of dividends from time to time in accordance with applicable law. See “Dividend Policy” and “Risk Factors—Risks Relating to Our Common Stock”.

Voting Rights. The holders of our common stock will be entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders.

Other Rights. Subject to the preferential liquidation rights of any preferred stock that may be outstanding, upon our liquidation, dissolution or winding-up, the holders of our common stock will be entitled to share ratably in our assets legally available for distribution to our stockholders.

Fully Paid. The issued and outstanding shares of our common stock are fully paid and non-assessable. Any additional shares of common stock that we may issue in the future will also be fully paid and non-assessable.

The holders of any class of our capital stock will not have preemptive rights or preferential rights to subscribe for shares of any class of our capital stock.

Preferred Stock

Our Amended and Restated Certificate of Incorporation will authorize our Board to designate and issue from time to time one or more series of preferred stock without stockholder approval. Our Board may fix and determine the designation, relative rights, preferences and limitations of the shares of each such series of preferred stock.

Certain Provisions of Delaware Law, Our Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws

Amended and Restated Certificate of Incorporation and Amended and Restated By-Laws

Certain provisions in our proposed Amended and Restated Certificate of Incorporation and our proposed Amended and Restated By-Laws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our Board and in the policies formulated by our Board and to discourage certain types of transactions that may involve an actual or threatened change of control. These include provisions that:

•	Classify our directors into three classes with staggered three-year terms;
•	Authorize our Board to adopt, amend or repeal our Amended and Restated By-Laws without stockholder approval;
•	Require advance notice of any stockholder nomination for the election of directors or any stockholder proposal;
•	Require any stockholder action to be taken only at a duly called annual or special meeting of the stockholders, and not by written consent;
•	Authorize our Board to issue one or more series of “blank check” preferred stock;
•	Authorize only our Board, and not stockholders, to fix the number of directors;
•	Require a supermajority vote of stockholders owning 80% of our outstanding voting stock to amend certain articles in our Amended and Restated Certificate of Incorporation;
•	Require a supermajority vote of stockholders owning 80% of our outstanding voting stock to amend certain sections in our Amended and Restated Bylaws and stockholders owning 66 2/3% of our outstanding common stock to amend all other sections in our Amended and Restated Bylaws;
•	Prevent removal of directors by our stockholders other than for cause;
•	Authorize only our Board to fill director vacancies and newly created directorships; and
•	Provide for a majority voting standard in uncontested director elections and a plurality voting standard in contested director elections.

Section 203 of the DGCL prohibits a Delaware corporation from engaging in a business combination with any interested stockholder for a period of three years following the date the person became an interested stockholder, subject to certain exceptions. In general, Section 203 of the DGCL defines an “interested stockholder” as an entity or person who, together with the entity’s or person’s affiliates, beneficially owns, or is an affiliate of the corporation and within three years prior to the time of determination of interested stockholder status did own, 15% or more of the outstanding voting stock of the corporation. A Delaware corporation may “opt out” of these provisions with an express provision in its certificate of incorporation. We have not opted out of Section 203 of the DGCL in our Amended and Restated Certificate of Incorporation.

Limitation on Liability of Directors and Indemnification of Directors and Officers

Under Delaware law, a corporation may indemnify any individual made a party or threatened to be made a party to any type of proceeding, other than an action by or in the right of the corporation, because he or she is or was an officer, director, employee or agent of the corporation or is or was serving at the request of the corporation as an officer, director, employee or agent of another corporation or entity against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such proceeding if (1) he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or (2) in the case of a criminal proceeding, he or she had no reasonable cause to believe that his or her conduct was unlawful. Under Delaware law, a corporation may also indemnify any individual made a party or threatened to be made a party to any threatened, pending or completed action or suit brought by or in the right of the corporation to procure a judgment in its favor because he or she is or was an officer, director, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other entity, against expenses actually and reasonably incurred in connection with such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, provided that such indemnification will be denied if the individual is found liable to the corporation unless, in such a case, the Court of Chancery of the State of Delaware or another court of competent jurisdiction determines the person is nonetheless entitled to indemnification for such expenses. A corporation must indemnify a present or former director or officer who successfully defends himself or herself in a proceeding to which he or she was a party because he or she was a director or officer of the corporation against expenses actually and reasonably incurred by him or her. Delaware law further provides that expenses incurred by an officer or director, or any employees or agents as deemed appropriate by the board of directors, in defending civil or criminal proceedings may be paid by the corporation in advance of the final disposition of such proceedings upon receipt of an undertaking by or on behalf of such director, officer, employee or agent to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the corporation. The Delaware law regarding indemnification and expense advancement is not exclusive of any other rights which may be granted by our Amended and Restated Certificate of Incorporation or our Amended and Restated By-Laws, a vote of stockholders or disinterested directors, agreement or otherwise.

Under Delaware law, termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent does not, of itself, create a presumption that such person is prohibited from being indemnified.

Delaware law permits a corporation to adopt a provision in its certificate of incorporation eliminating or limiting the personal liability of a director, but not an officer, in his or her capacity as such, to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except that such provision may not limit the liability of a director for (1) any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (3) unlawful payment of dividends or stock purchases or redemptions or (4) any transaction from which the director derived an improper personal benefit. Our Amended and Restated Certificate of Incorporation will provide that, to the fullest extent permitted under Delaware law, no Life Fitness director shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director.

Our Amended and Restated By-Laws will require indemnification, to the fullest extent permitted under Delaware law, of any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action by or in the right of the corporation), by reason of the fact that such person is or was a director or officer of Life Fitness, or is or was a director or officer of Life Fitness serving at the request of Life Fitness as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines, taxes, penalties and amounts paid in settlement actually and reasonably incurred by such person in connection with such proceeding.

The indemnification rights to be provided in our Amended and Restated By-Laws will not be exclusive of any other right to which persons seeking indemnification may otherwise be entitled.

As permitted by Delaware law, our Amended and Restated By-Laws will authorize us to purchase and maintain insurance to protect any person who is or was a director, officer, employee or agent of Life Fitness, or is or was serving at the request of Life Fitness as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liabilities asserted against such person and incurred by him in any such capacities, or arising out of such person’s status as such, whether or not such person would be entitled to indemnity against the same liability under the provisions of the Amended and Restated By-Laws. In addition, our Amended and Restated By-Laws will authorize us to enter into contracts with our directors providing for indemnification.

Transfer Agent and Registrar

We have not yet determined whom the transfer agent and registrar for our common stock will be, but we expect to do so prior to the Spin-Off and will provide further information in an amendment to this Information Statement.

Listing

We intend to list our common stock on             under the symbol “             ”.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a Registration Statement on Form 10 with the SEC with respect to the shares of our common stock that Brunswick’s stockholders will receive in the Distribution as contemplated by this Information Statement. This Information Statement is a part of, and does not contain all the information set forth in, the Registration Statement and the other exhibits and schedules to the Registration Statement. For further information with respect to us and our common stock, please refer to the Registration Statement, including its other exhibits and schedules. Statements we make in this Information Statement relating to any contract or other document are not necessarily complete, and you should refer to the exhibits attached to the Registration Statement for copies of the actual contract or document. You may review a copy of the Registration Statement, including its exhibits and schedules, at the SEC’s public reference room, located at 100 F Street, N.E., Washington, D.C. 20549, as well as on the Internet website maintained by the SEC at www.sec.gov. Please call the SEC at 1-800-SEC-0330 for more information on the public reference room. Information contained on any website we refer to in this Information Statement does not and will not constitute a part of this Information Statement or the Registration Statement on Form 10 of which this Information Statement is a part.

As a result of the Spin-Off, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with the Exchange Act, we will file periodic reports, proxy statements and other information with the SEC.

Before the Spin-Off, if you have any questions relating to the Spin-Off, you should contact Brunswick at:

Investor Relations
Brunswick Corporation
26125 N. Riverwoods Blvd., Suite 500,
Mettawa, IL 60045
(847) 735-4700

We intend to furnish holders of our common stock with annual reports containing financial statements prepared in accordance with United States generally accepted accounting principles and audited and reported on by an independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Brunswick Corporation

Opinion on the Financial Statements

We have audited the accompanying Combined Balance Sheets of Life Fitness (the “Company”) (a business of Brunswick Corporation) as of December 31, 2017 and 2016, the related Combined Statements of Operations, comprehensive income, equity, and cash flows, for each of the three years in the period ended December 31, 2017, and the related notes (collectively referred to as the “Combined Financial Statements”). In our opinion, the Combined Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Combined Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Combined Financial Statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Combined Financial Statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the Combined Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Combined Financial Statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Combined Financial Statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of a Matter

As described in Note 1, the accompanying Combined Financial Statements have been derived from the consolidated financial statements and accounting records of Brunswick Corporation. The Combined Financial Statements include the allocation of certain assets, liabilities, expenses and income that have historically been held at the Brunswick Corporation corporate level but which are specifically identifiable or attributable to the Company. The Combined Financial Statements also include expense allocations for certain corporate functions historically provided by Brunswick Corporation. These costs and allocations may not be reflective of the actual expense which would have been incurred had the Company operated as a separate unaffiliated entity apart from Brunswick Corporation.

/s/ Deloitte & Touche LLP
Chicago, Illinois
November 13, 2018
We have served as the Company’s auditor since 2018.

Life Fitness
Combined Statements of Operations

	For the Years Ended December 31
	2017	2016	2015
(in millions)
Net sales	$1,035.0	$979.5	$794.1
Cost of sales	719.3	645.8	515.6
Selling, general and administrative expense	200.0	190.3	150.3
Research and development expense	34.8	33.5	24.6
Restructuring, exit, integration and impairment charges	32.8	12.7	—
Operating earnings	48.1	97.2	103.6
Other income (expense), net	1.9	(0.6)	(0.5)
Interest income (expense), net	(0.8)	(0.3)	0.3
Earnings before income taxes	49.2	96.3	103.4
Income tax provision (benefit)	(5.8)	30.8	25.9
Net earnings	$55.0	$65.5	$77.5

The Notes to Combined Financial Statements are an integral part of these combined statements.

Life Fitness
Combined Statements of Comprehensive Income

	For the Years Ended December 31
	2017	2016	2015
(in millions)
Net earnings	$55.0	$65.5	$77.5
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments(A)	5.2	(8.1)	(6.6)
Derivatives:
Net deferred gains (losses) on derivatives(B)	(1.2)	2.4	1.0
Net losses reclassified into earnings(B)	(1.0)	(1.1)	(1.4)
Net deferred gains (losses) on derivatives	(2.2)	1.3	(0.4)
Other comprehensive income (loss)	3.0	(6.8)	(7.0)
Comprehensive income	$58.0	$58.7	$70.5
(A)	The tax effects for foreign currency translation for the years ended December 31, 2017, 2016 and 2015 were $(0.0) million, $0.1 million and $2.2 million, respectively.
(B)	See Note 10 – Financial Instruments in the Notes to Combined Financial Statements for the tax effects for derivatives for the years ended December 31, 2017, 2016 and 2015.

The Notes to Combined Financial Statements are an integral part of these combined statements.

Life Fitness
Combined Balance Sheets

	December 31
	2017	2016
(in millions)
Assets
Current assets
Cash and cash equivalents, at cost, which approximates fair value	$26.1	$26.3
Accounts and notes receivable, less allowances of $2.0 and $3.1	203.0	170.5
Inventories
Finished goods	127.6	104.4
Work-in-process	5.8	7.1
Raw materials	38.8	28.1
Net inventories	172.2	139.6
Prepaid expenses and other	12.9	8.7
Due from parent	10.7	11.9
Current assets	424.9	357.0

Property
Land	6.3	6.3
Tooling	51.1	45.5
Buildings and improvements	74.8	70.3
Equipment	133.1	119.9
Total land, tooling, buildings and improvements and equipment	265.3	242.0
Accumulated depreciation	(147.0)	(132.1)
Net property	118.3	109.9

Other assets
Goodwill	391.4	386.5
Other intangibles, net	88.8	107.1
Financing receivables	30.2	29.0
Deferred income tax asset	2.9	2.5
Other long-term assets	1.8	0.3
Other assets	515.1	525.4

Total assets	$1,058.3	$992.3

The Notes to Combined Financial Statements are an integral part of these combined statements.

	December 31
	2017	2016
(in millions)
Liabilities and equity
Current liabilities
Accounts payable	$84.5	$77.3
Accrued expenses	177.3	141.4
Current liabilities	261.8	218.7

Long-term liabilities
Due to parent	21.5	18.8
Financing obligations	30.2	29.0
Long-term deferred revenue	39.3	31.9
Deferred income tax liability	43.4	74.4
Other	5.3	7.1
Long-term liabilities	139.7	161.2

Equity
Net parent investment	673.9	632.5
Accumulated other comprehensive loss, net of tax:
Foreign currency translation	(16.6)	(21.8)
Unrealized gains (losses) on derivatives	(0.5)	1.7
Accumulated other comprehensive loss, net of tax	(17.1)	(20.1)
Equity	656.8	612.4

Total liabilities and equity	$1,058.3	$992.3

The Notes to Combined Financial Statements are an integral part of these combined statements.

Life Fitness
Combined Statements of Equity

	Net Parent Investment	Accumulated Other Comprehensive Income (Loss)	Total
(in millions)
Balance at December 31, 2014	$337.9	$(6.3)	$331.6
Net earnings	77.5	—	77.5
Net transactions with Parent	(19.2)	—	(19.2)
Other comprehensive loss	—	(7.0)	(7.0)
Balance at December 31, 2015	396.2	(13.3)	382.9
Net earnings	65.5	—	65.5
Net transactions with Parent	170.8	—	170.8
Other comprehensive loss	—	(6.8)	(6.8)
Balance at December 31, 2016	632.5	(20.1)	612.4
Net earnings	55.0	—	55.0
Net transactions with Parent	(13.6)	—	(13.6)
Other comprehensive income	—	3.0	3.0
Balance at December 31, 2017	$673.9	$(17.1)	$656.8

The Notes to Combined Financial Statements are an integral part of these combined statements.

Life Fitness
Combined Statements of Cash Flows

	For the Years Ended December 31
	2017	2016	2015
(in millions)
Cash flows from operating activities
Net earnings	$55.0	$65.5	$77.5
Depreciation and amortization	23.1	20.8	9.4
Stock compensation expense	4.5	4.4	4.4
Asset impairment charges	15.9	—	—
Deferred income taxes	(32.9)	(2.1)	(13.8)
Changes in certain current assets and current liabilities
Change in accounts and notes receivable	(22.3)	2.2	(14.6)
Change in inventory	(31.0)	(7.2)	(12.9)
Change in prepaid expenses and other, excluding income taxes	2.0	0.6	(1.5)
Change in accounts payable	3.8	12.5	3.6
Change in accrued expenses	27.3	6.9	(1.1)
Long-term extended warranty contracts and other deferred revenue	7.4	4.4	1.6
Income taxes	(6.3)	0.7	1.3
Other, net	(2.3)	4.0	(8.7)
Net cash provided by operating activities	44.2	112.7	45.2

Cash flows from investing activities
Capital expenditures	(25.2)	(36.0)	(16.8)
Acquisition of businesses, net of cash acquired	—	(248.6)	(10.4)
Net transfers (to) from Brunswick Corporation	1.2	3.7	0.6
Proceeds from the sale of property, plant and equipment	0.6	0.1	0.1
Other, net	(0.5)	—	—
Net cash used for investing activities	(23.9)	(280.8)	(26.5)

Cash flows from financing activities
Net transfers (to) from Brunswick Corporation	(21.2)	182.3	(19.4)
Net cash provided by (used for) financing activities	(21.2)	182.3	(19.4)

Effect of exchange rate changes	0.7	(1.4)	(1.8)
Net increase (decrease) in cash and cash equivalents	(0.2)	12.8	(2.5)
Cash and cash equivalents at beginning of period	26.3	13.5	16.0

Cash and cash equivalents at end of period	$26.1	$26.3	$13.5

Supplemental cash flow disclosures:
Interest (paid) received, net	$(1.2)	$(0.6)	$0.4
Income taxes (paid), net	$(6.4)	$(3.8)	$(4.7)

The Notes to Combined Financial Statements are an integral part of these combined statements.

Note 1 – Basis of Presentation

Description of the Business. The Company designs, manufactures, and markets a full line of commercial fitness equipment (including treadmills, total body cross-trainers, stair climbers, and stationary exercise bicycles and strength-training equipment) under the Life Fitness, Hammer Strength, Cybex, Indoor Cycling Group (“ICG”), and SCIFIT brands. In addition to the core commercial fitness equipment business, the Company has an active recreation business which designs and markets billiards, table tennis and air hockey tables, as well as game room furniture and related accessories under the Brunswick and Contender brands. The Company’s domestic manufacturing facilities are located in Illinois, Kentucky, Minnesota and Wisconsin; manufacturing operations outside the U.S. are located in Hungary.

Background of Transaction. On March 1, 2018, Brunswick Corporation, (“Brunswick” or “Parent”) announced its intention to complete a legal and structural spin-off (the “spin-off”) of its Fitness business (also referred to herein as “Life Fitness” or the “Company”). To accomplish the spin-off, Brunswick created Life Fitness Holdings, Inc. to be the parent company of the Fitness business. Life Fitness Holdings, Inc. was incorporated in Delaware on September 21, 2018, and is currently a wholly owned subsidiary of Brunswick. To effect the separation, Brunswick will make a pro rata distribution of Life Fitness Holdings, Inc. common stock to Brunswick Shareholders. The distribution is subject to a number of conditions, including final approval from the Brunswick Board of Directors.

Basis of Presentation. The accompanying Combined Financial Statements have been prepared pursuant to generally accepted accounting principles of the United States (GAAP). The Company’s Combined Financial Statements have been derived from Brunswick’s consolidated financial statements and accounting records.

The Combined Financial Statements include the allocation of certain assets and liabilities that have historically been held at the Brunswick corporate level but which are specifically identifiable or allocable to Life Fitness. Life Fitness’ Combined Financial Statements include the accounts of all majority owned and controlled domestic and foreign subsidiaries. All intracompany transactions and accounts within Life Fitness have been eliminated. With the exception of an intercompany loan and balances anticipated to be settled with cash, all intercompany transactions between Brunswick and Life Fitness are considered to be effectively settled in the financial statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the statements of cash flows as a financing activity and in the balance sheets as Net parent investment. Net parent investment is primarily impacted by contributions from Brunswick which are the result of treasury activities and net funding provided by or distributed to Brunswick.

Historically, Brunswick provided financing, cash management and other treasury services to Life Fitness. The majority of Life Fitness’ cash balances are swept by Brunswick and, in turn, Life Fitness receives funding from Brunswick for operating and investing cash needs. Substantially all of the cash and cash equivalents on the balance sheets are in international jurisdictions. Cash transferred to and from Brunswick has been recorded as intercompany payables and receivables which are reflected in the Due to/Due from parent lines (if the payable/receivable is expected to be settled in cash prior to spin-off) or the Net parent investment line (if the payable/receivable is expected to be contributed as equity upon spin-off) on the accompanying balance sheets. The total net effect of the intercompany loans and balances to be settled with cash are reflected in the statements of cash flows as either an investing activity or a financing activity, depending on whether the net balance of this activity is in an asset or liability position, respectively.

The Combined Financial Statements include certain expenses incurred by Brunswick which have been allocated to Life Fitness for certain functions, including general corporate expenses related to accounting, treasury, tax, information technology, human resources, internal audit, investor relations, and executive oversight. These expenses have been allocated to Life Fitness on the basis of direct usage, when available, with the remainder allocated on a pro rata basis using either revenue or headcount. Management considers the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual expenses that Life Fitness would have incurred as a standalone independent public company or the costs it may incur in the future.

Brunswick’s third-party debt, and the related interest expense, have not been allocated to the Company for any of the periods presented as the Company was not the legal obligor on the debt and Brunswick’s borrowings were not directly attributable to the Company’s business.

The income tax amounts in these Combined Financial Statements have been calculated based on a separate income tax return methodology and presented as if the Company’s operations were separate taxpayers in the applicable jurisdictions.

Brunswick maintains share-based compensation plans at a corporate level. Certain Life Fitness employees participate in those plans and a portion of the cost of those plans is included in Life Fitness’ Combined Financial Statements. However, Life Fitness’ balance sheets do not include equity related to share-based compensation plans as Brunswick is the sole sponsor of all share-based compensation plans in which Life Fitness employees participate. Refer to Note 12 – Stock Plans and Management Compensation for further information.

Note 2 – Significant Accounting Policies

Use of Estimates. The preparation of the Combined Financial Statements in accordance with GAAP requires management to make certain estimates. Actual results could differ materially from those estimates. These estimates affect:

•	The reported amounts of assets and liabilities at the date of the Combined Financial Statements;
•	The disclosure of contingent assets and liabilities at the date of the Combined Financial Statements; and
•	The reported amounts of revenues and expenses during the reporting periods.

Estimates in these Combined Financial Statements include, but are not limited to:

•	Sales incentives;
•	Allowances for doubtful accounts;
•	Inventory valuation reserves;
•	Warranty related reserves;
•	Losses on litigation and other contingencies;
•	Insurance reserves;
•	Valuation of goodwill and other intangible assets;
•	Impairments of long-lived assets;
•	Reserves related to restructuring, exit and integration activities;
•	Valuation allowances on deferred tax assets;
•	Reserves for uncertain tax positions; and
•	Freight accruals.

Cash and Cash Equivalents. The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts and Notes Receivable and Allowance for Doubtful Accounts. The Company carries its accounts and notes receivable at their face amounts less an allowance for doubtful accounts. On a regular basis, the Company records an allowance for uncollectible receivables based upon known bad debt risks and past loss history, customer payment practices and economic conditions. Actual collection experience may differ from the current estimate of net receivables. A change to the allowance for doubtful accounts may be required if a future event or other change in circumstances results in a change in the estimate of the ultimate collectability of a specific account.

The Company treats the sale of receivables in which the Company retains an interest as a secured obligation. Accordingly, the short-term portion of the receivables sold that are subject to recourse is recorded in Accounts and notes receivable and Accrued expenses in the Balance Sheets.

Inventories. Inventories are valued at the lower of cost or net realizable value, with net realizable value equal to the estimated selling price less the estimated costs to transact. Cost, which includes material, labor, and manufacturing overhead, is determined on a first-in, first-out basis (FIFO). The Company makes adjustments to reduce the cost of inventory to its net realizable value, if required, for estimated excess or obsolete balances.

Property. Property, including major improvements and product tooling costs, is recorded at cost. Design and prototype development costs associated with product tooling are expensed as incurred. Maintenance and repair costs are also expensed as incurred. Depreciation is recorded over the estimated service lives of the related assets, principally using the straight-line method. Buildings and improvements are depreciated over a useful life of five to forty years. Equipment is depreciated over a useful life of two to twenty years and Product tooling costs are amortized over the useful life of the tooling or the anticipated life of the applicable product, not to exceed eight years. The Company presents capital expenditures on a cash basis within the Statements of Cash Flows. There were $2.9 million and $0.9 million of unpaid capital expenditures within Accounts payable as of December 31, 2017 and 2016, respectively. The Company includes gains and losses recognized on the sale and disposal of property in either Selling, general and administrative expenses or Restructuring, exit, integration and impairment charges as appropriate. The total net losses on sale and disposal of property for the years ended December 31, 2017, 2016 and 2015 were $1.5 million, $0.1 million and $0.1 million, respectively.

As of December 31, 2017, the Company had $6.5 million of net assets classified as held-for-sale within Net property in the Balance Sheets.

Software Development Costs. The Company expenses all software development and implementation costs incurred until it has determined that the software will result in probable future economic benefit and management has committed to funding the project. Once this is determined, external direct costs of material and services, payroll-related costs of employees working on the project and related interest costs incurred during the application development stage are capitalized. These capitalized costs are amortized over three to seven years. All other related costs, including training costs and costs to re-engineer business processes, are expensed as incurred.

Goodwill and Other Intangibles. The Company reviews goodwill for impairment annually and whenever events or changes in circumstances indicate that the fair value may be below its carrying value.

As part of the annual test, the Company may perform a qualitative, rather than quantitative, assessment to determine whether its fair value is “more likely than not” to be greater than its carrying value. In performing this qualitative analysis, the Company considers various factors, including the effect of market or industry changes and the Company’s actual results compared to projected results.

If the fair value of the Company does not meet the “more likely than not” criteria discussed above, the impairment test for goodwill is a two-step process. The first step compares the fair value of the Company with its carrying value. If the fair value exceeds the carrying value, goodwill is not considered impaired. If the carrying amount exceeds the fair value, the second step is performed to measure the amount of the impairment loss, if any. In this second step, the implied fair value goodwill is compared with the carrying amount of the goodwill. If the carrying amount of the goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess, not to exceed the carrying amount of the goodwill.

The Company calculates fair value considering both the income approach and the guideline public company method. The income approach calculates the fair value using a discounted cash flow approach utilizing a Gordon Growth model. Internally forecasted future cash flows, which the Company believes reasonably approximate market participant assumptions, are discounted using a weighted average cost of capital (Discount Rate). The Discount Rate is developed using market observable inputs, and considers the risk related to the Company’s forecasted performance. Fair value under the guideline public company method is determined by applying market multiples for comparable public companies to the Company’s financial results. The key uncertainties in these calculations are the assumptions used in the Company’s forecasted future performance, including revenue growth and operating margins, as well as the perceived risk associated with those forecasts, and selecting representative market multiples.

Refer to Note 7 – Goodwill and Other Intangibles in the Notes to Combined Financial Statements for more information.

The Company’s primary intangible assets are customer relationships, trade names and patents and proprietary technology. The costs of amortizable intangible assets are recognized over their expected useful lives, typically between five and sixteen years, using the straight-line method. Intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate long-lived assets described below. Intangible assets not subject to amortization, including trade names, are assessed for impairment at least annually and whenever events or changes in circumstances indicate that it is more likely than not that an asset may be impaired. The impairment test for indefinite-lived intangible assets consists of a comparison of the fair value of the intangible asset with its carrying amount. An impairment loss is recognized for the amount by which the carrying value exceeds the fair value of the asset. The fair value of trade names is measured using a relief-from-royalty approach, which assumes the value of the trade name is the discounted cash flows of the amount that would be paid to third parties had the Company not owned the trade name and instead licensed the trade name from another company. Higher royalty rates are assigned to premium brands within the marketplace based on name recognition and profitability, while other brands receive lower royalty rates. The basis for future sales projections is internal revenue forecasts by brand, which the Company believes represent reasonable market participant assumptions, to which the selected royalty rate is applied. The resulting cash flows are discounted using an applicable Discount Rate which includes any potential risk premium to reflect the inherent risk of holding a standalone intangible asset.

The Company recorded a $13.9 million indefinite-lived intangible asset impairment during 2017 related to the Cybex trade name. Refer to Note 3 – Restructuring, Exit, Integration and Impairment Activities in the Notes to Combined Financial Statements for further details. The Company did not record impairments for indefinite-lived intangible assets in 2016 and 2015. As a result of declining operating performance and projected declines in sales of the Cybex brand, the Company reassessed the fair value of the Cybex trade name and recorded an additional impairment charge of $8.1 million in the third quarter of 2018.

Long-Lived Assets. The Company continually evaluates whether events and circumstances have occurred that indicate the remaining estimated useful lives of its definite-lived intangible assets and other long-lived assets may warrant revision or that the remaining balance of such assets may not be recoverable. Once an impairment indicator is identified, the Company tests for recoverability of the related asset group using an estimate of undiscounted cash flows over the asset group’s remaining life. If an asset group’s carrying value is not recoverable, the Company records an impairment loss based on the excess of the carrying value of the asset group over the long-lived asset group’s fair value. Fair value is determined using observable inputs when available, and, when observable inputs are not available, based on either appraisals from independent third parties or the Company’s assumptions of the data that market participants would use in pricing the asset, based on the best information available in the circumstances. Specifically, the Company uses discounted cash flows to determine the fair value of the asset when observable inputs are unavailable. There were no impairment charges recorded during 2017, 2016 or 2015.

Financing Receivables and Obligations. The Company has extended guarantees to third parties that have purchased its customer receivables. The assignment of these instruments does not meet sale criteria as a result of the Company’s contingent obligation to repurchase the receivables in the event of customer non-payment and therefore is treated as a secured obligation. As of December 31, 2017 and 2016, amounts assigned to third parties totaled $30.2 million and $29.0 million, respectively. Accordingly, these amounts were recorded in the Balance Sheets under Financing receivables and Financing obligations.

Revenue Recognition. Life Fitness’ revenue is derived primarily from the sale of fitness equipment. Revenue is recognized in accordance with the terms of the sale, primarily upon shipment to customers, once the sales price is fixed or determinable and collectability is reasonably assured. Life Fitness offers discounts and sales incentives that include estimated cash and product rebates that are recorded as reductions of revenue in either Net sales or an expenditure in Cost of sales in the Statements of Operations. The estimated liability and reduction in revenue impact is recorded at the time of sale. Revenues from freight are included as a part of Net sales in the Statements of Operations, whereas shipping, freight and handling costs are included in Cost of sales.

The Company sells extended warranty contracts that extend product warranty beyond the standard period. For certain extended warranty contracts in which the Company retains the warranty or administration obligation, a deferred revenue liability is recorded based on the aggregate sales price for contracts sold. The liability is reduced and revenue is recognized as a part of Net sales in the Statements of Operations on a straight-line basis over the contract period during which corresponding costs are expected to be incurred. See Note 9 – Commitments and Contingencies in the Notes to Combined Financial Statements for further details.

Standard Product Warranties. The Company records a liability for product warranties at the time revenue is recognized. The liability is estimated using historical warranty experience, projected claim rates and expected costs per claim. The Company adjusts its liability for specific warranty matters when they become known and the exposure can be estimated. Product failure rates as well as material usage and labor costs incurred in correcting a product failure affect the Company’s warranty liabilities. If actual costs differ from estimated costs, the Company must make a revision to the warranty liability. See Note 9 – Commitments and Contingencies in the Notes to Combined Financial Statements for further details.

Advertising Costs. The Company records advertising and promotion costs in Selling, general and administrative expense in the Statements of Operations in the period when the advertising first takes place. Advertising and promotion costs were $4.2 million, $2.8 million and $3.2 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Foreign Currency. The functional currency for the majority of Life Fitness’ operations is the U.S. dollar. All assets and liabilities of operations with a functional currency other than the U.S. dollar are translated at period end currency rates. The resulting translation adjustments are recorded in Accumulated other comprehensive income (loss), net of tax. Revenues and expenses of operations with a functional currency other than the U.S. dollar are translated at the average exchange rates for the period. Transaction gains and losses resulting from changes in foreign currency exchange rates are recorded in either Cost of sales or Other income, net in the Statements of Operations.

Share-Based Compensation. Brunswick maintains an incentive share-based compensation program for the benefit of its officers, directors, and certain employees, including certain Life Fitness employees. Share-based compensation expense has been allocated to the Company based on the awards and terms of shares previously granted to the Company’s employees. It also includes an expense allocation for awards granted to Brunswick’s corporate and shared functional employees. See Note 12 – Stock Plans and Management Compensation in the Notes to Combined Financial Statements for a description of the Company’s accounting for share-based compensation plans.

Research and Development. Research and development costs are expensed as incurred.

Derivatives. The Company uses derivative financial instruments to manage its risk associated with movements in foreign currency exchange rates. These instruments are used in accordance with guidelines established by Brunswick’s management and are not used for trading or speculative purposes. The Company records all derivatives on the Balance Sheets at fair value. See Note 10 – Financial Instruments in the Notes to Combined Financial Statements for further discussion.

Income Taxes. In the Company’s Combined Financial Statements, income tax expense and deferred tax balances have been calculated on a separate income tax return basis, although the Company’s operations have historically been included in the tax returns filed by the respective Brunswick entities of which the Company’s business was a part. In the future, as a standalone entity, the Company will file tax returns on its own behalf and its deferred taxes and effective tax rate may differ from historical periods.

Deferred taxes are recognized for the future tax effects of temporary differences between financial reporting and income tax return treatment based on enacted tax laws and rates. The Company maintains valuation allowances unless it is more likely than not that the deferred tax asset will be realized.

The Company maintains an income taxes payable or receivable account for each jurisdiction and, with the exception of certain entities outside of the U.S. that will transfer to the Company in advance of the spin-off, the Company is deemed to settle current tax balances with the Brunswick tax paying entities in the respective jurisdictions. These settlements are reflected as changes in net parent investment in the balance sheets. The Company classifies interest expense and any related penalties related to income tax uncertainties as a component of income tax expense.

Fair Value Measurements. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable.

•	Level 1 - Quoted prices in active markets for identical assets or liabilities. These are typically obtained from real-time quotes for transactions in active exchange markets involving identical assets or liabilities. The Company has no assets or liabilities valued using Level 1 inputs.
•	Level 2 - Inputs, other than quoted prices included within Level 1, which are observable for the asset or liability, either directly or indirectly. These are typically obtained from readily available pricing sources for comparable instruments. The Company’s derivative financial assets and liabilities and deferred compensation liabilities are measured using Level 2 inputs. Refer to Note 10 – Financial Instruments in the Notes to Combined Financial Statements for additional information on derivative instruments. Deferred compensation of $3.9 million and $4.7 million in 2017 and 2016, respectively, was recorded within Other Long-term liabilities on the Balance Sheets.
•	Level 3 - Unobservable inputs, for which there is little or no market activity for the asset or liability. These inputs reflect the reporting entity’s own assumptions of the data that market participants would use in pricing the asset or liability, based on the best information available in the circumstances. The Company used Level 3 inputs in determining the Cybex trade name impairment as discussed in Note 3 – Restructuring, Exit, Integration and Impairment Activities in the Notes to Combined Financial Statements. The Company has no assets or liabilities valued using Level 3 inputs.

Postretirement Benefits. Brunswick has defined contribution plans and makes contributions including matching and annual discretionary contributions which are based on various percentages of compensation, and in some instances, are based on the amount of the employees’ contributions to the plans. The expense relating to the defined contribution plans allocated to Life Fitness was $9.9 million, $9.0 million, and $9.0 million for the years ended 2017, 2016 and 2015 respectively.

Brunswick also has historically maintained four qualified defined benefit plans and a retiree healthcare and life insurance benefit plan. The total expense relating to these plans allocated to Life Fitness was not material for the years ended 2017, 2016, and 2015. No liabilities related to these plans are recorded in the Balance Sheets as Brunswick is the primary obligor.

Recently Issued Accounting Standards.

Hedge Accounting: In August 2017, the FASB issued Accounting Standards Update (ASU) 2017-12, Targeted Improvements to Accounting for Hedging Activities, to simplify the application of hedge accounting and to better align an entity’s risk management activities with the financial reporting of hedging relationships. The amendment is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the impact of adopting this Accounting Standards Codification (ASC) amendment, but does not expect it will have a material impact on its Combined Financial Statements.

Recognition of Leases: In February 2016, the FASB issued ASU 2016-02, Leases, (new leasing standard), which amended the ASC to require lessees to recognize assets and liabilities on the balance sheet for all leases with terms greater than twelve months. Lessees will recognize expenses similar to current lease accounting. The amendment is to be applied using a modified retrospective method with certain practical expedients, and is effective for fiscal years and interim periods within those years, beginning after December 15, 2018, with early adoption permitted. The Company plans to elect the practical expedients upon transition that will retain the lease classification and initial direct costs for any leases that exist prior to adoption. The Company will also not reassess whether any contracts entered into prior to adoption are leases.

In July 2018, the FASB issued ASU 2018-11, Leases - Targeted Improvements, which amended the ASC to provide relief from implementing certain aspects of the new leasing standard. The amendment provides an additional (and optional) transition method to adopt the new leasing standard where an entity initially applies the new leasing standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company plans to elect this option and as a result, will not restate its Combined Financial Statements on the date of initial application. The Company anticipates the adoption of the standard will result in the recognition of material right-of-use assets and lease obligations on the Combined Balance Sheets but will not materially impact results on the Combined Statements of Comprehensive Income.

Revenue Recognition: In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, (new revenue standard), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. This standard will supersede current revenue recognition guidance. Under the new standard, entities are required to identify the contract with a customer; identify the separate performance obligations in the contract; determine the transaction price; allocate the transaction price to the separate performance obligations in the contract; and recognize the appropriate amount of revenue when (or as) the entity satisfies each performance obligation. In August 2015, the FASB amended the ASC to delay the effective date to fiscal years, and the interim periods within those years, beginning on or after January 1, 2018, from the original effective date of January 1, 2017, with early adoption permitted no earlier than January 1, 2017. Entities have the option of using either retrospective transition or a modified retrospective approach in applying the new standard.

The Company adopted the standard in the first quarter of 2018 using the modified retrospective approach. The cumulative net adjustment to the 2018 beginning Retained earnings balance was $9.0 million. The most meaningful change relates to certain customer contracts that include rebates settled in free product. In the Combined Financial Statements, these rebates have been recorded in Cost of sales at the time of sale. Under the new standard, the Company no longer records the rebate in Cost of sales at the time of sale; however, a portion of revenue is deferred and is recognized when the rebate is redeemed along with an appropriate amount of cost of sales. As a result, there is a change in the timing of recording certain rebates, however, there is no change in the total amount of cumulative revenue recognized for each transaction.

Note 3 – Restructuring, Exit, Integration and Impairment Activities

The Company has announced and implemented a number of initiatives designed to improve its cost structure, better utilize overall capacity, improve general operating efficiencies and integrate the operations of recently acquired businesses. These initiatives resulted in the recognition of restructuring, exit, integration and impairment charges in the Statements of Operations during 2017 and 2016.

The costs incurred under these initiatives include:

•	Restructuring and Exit Activities – These amounts relate to:
•	Employee termination and other benefits
•	Costs to retain and relocate employees
•	Consulting costs
•	Consolidation of manufacturing footprint
•	Facility shutdown costs
•	Integration Activities – These amounts relate to professional fees for systems integration and deal costs, employee termination and benefits and other charges associated with integrating the operations of recently acquired businesses.
•	Asset Impairments – Refer to Note 2 – Significant Accounting Policies in the Notes to Combined Financial Statements for further details about the Company’s impairment testing procedures. In the fourth quarter of 2017, the Company recorded an impairment charge for the Cybex trade name as a result of declining sales and operating performance. The Company used a relief-from-royalty analysis, using Level 3 inputs, to assess the fair value of the Cybex trade name.

The Company has reported restructuring, exit, integration and impairment activities based on the specific driver of the cost and reflected the expense in the accounting period when the Company has committed to or incurred the cost, as appropriate. The following table is a summary of the net expense associated with the restructuring, exit, integration and impairment activities for 2017 and 2016. The 2017 charges related to actions initiated in 2017 and 2016. The 2016 charges related to actions initiated in 2016.

	2017	2016
(in millions)
Restructuring and exit activities:
Employee termination and other benefits	$6.2	$0.4
Current asset write-downs	2.7	—
Other	0.5	—
Intangible asset impairments:
Trade name impairment	13.9	—
Integration activities:
Employee termination and other benefits	2.5	4.0
Professional fees	5.2	5.9
Other	1.8	2.4
Total restructuring, exit, integration and impairment charges	$32.8	$12.7

The following table summarizes the change in accrued restructuring, exit, integration and impairment charges within Accrued expenses in the Balance Sheets for the years ended December 31, 2017 and 2016:

	2015	2016 Activity			2016	2017 Activity			2017
	Accrued Charges	Total Charges	Non-Cash (Charges)	Payments	Accrued Charges	Total Charges	Non-Cash (Charges)	Payments(A)	Accrued Charges(B)
(in millions)
Accrued balance	$—	$12.7	$(0.4)	$(8.8)	$3.5	$32.8	$(19.8)	$(13.7)	$2.8
(A)	Total cash payments include payments related to prior period charges.
(B)	Restructuring, exit, integration and impairment charges accrued as of December 31, 2017 are expected to be paid during 2018.

Reductions in demand for the Company’s products, further refinement of its product portfolio, further opportunities to reduce costs or the cost of integrating future acquisitions may result in additional restructuring, exit, integration and impairment charges in future periods.

Actions Initiated in 2017

During 2017, the Company executed certain restructuring and exit activities resulting in the recognition of restructuring, exit, integration and impairment charges within the Statements of Operations.

In the first quarter of 2017, the Company recorded restructuring charges associated with an executive management transition. In the third quarter of 2017, the Company recorded restructuring charges for the write-down of inventory and tooling related to the exit of the InMovement product line. In the second, third and fourth quarters of 2017, the Company implemented headcount reductions aimed at improving general operating efficiencies.

The following table is a summary of the expense associated with the restructuring, exit, integration and impairment activities for the year ended December 31, 2017 and related actions initiated in 2017:

2017
(in millions)
Restructuring and exit activities:
Employee termination and other benefits	$6.2
Current asset write-downs	2.7
Other	0.5
Intangible asset impairments:
Trade name impairment	13.9
Total restructuring, exit, integration and impairment charges	$23.3

Actions Initiated in 2016

The Company acquired Cybex International, Inc. (Cybex) and ICG in the first and third quarters of 2016, respectively, as discussed in Note 4 – Acquisitions in the Notes to Combined Financial Statements. During 2016, the Company executed certain restructuring and integration activities related to these acquisitions.

The following table is a summary of the expense associated with the restructuring, exit, integration and impairment activities for the year ended December 31, 2017 and 2016 and related actions initiated in 2016:

	2017	2016
(in millions)
Restructuring and exit activities:
Employee termination and other benefits	$—	$0.4
Integration activities:
Employee termination and other benefits	2.5	4.0
Professional fees	5.2	5.9
Other	1.8	2.4
Total restructuring, exit, integration and impairment charges	$9.5	$12.7

Note 4 – Acquisitions

2016 Acquisitions

On August 31, 2016, the Company acquired 100 percent of ICG, which is based in Nuremburg, Germany, for total consideration of $54.1 million, including $51.7 million of cash paid in 2016 and $2.4 million of liabilities assumed. ICG is a market leader specializing in the design of indoor cycling equipment. For the year ended December 31, 2016, deal costs related to the ICG acquisition were $1.3 million.

On January 20, 2016, the Company acquired 100 percent of privately held Cybex International, Inc. (Cybex) for total cash consideration of $196.9 million. Cybex is a manufacturer of commercial fitness equipment and offers a full line of cardiovascular and strength products. For the years ended December 31, 2016 and 2015, deal costs related to the Cybex acquisition were $1.0 million and $2.3 million, respectively.

2015 Acquisition

On July 8, 2015, the Company acquired 100 percent of privately held SCIFIT Systems, Inc. (SCIFIT), which is based in Tulsa, Oklahoma, for total consideration of $10.4 million. SCIFIT is a provider of fitness equipment designed for active aging seniors, medical wellness and rehabilitation markets. For the year ended December 31, 2015, deal costs related to the SCIFIT acquisition were $0.3 million.

The allocation of the 2016 and 2015 purchase price to the assets acquired and liabilities assumed, based on their estimated fair values is as follows:

	2015		2016
	SCIFIT	Total	ICG	Cybex	Total	Useful Life
(in millions)
Accounts and notes receivable	$2.1	$2.1	$4.7	$22.0	$26.7
Prepaid expenses	0.5	0.5	—	3.3	3.3
Inventory(A)	2.1	2.1	6.2	13.9	20.1
Goodwill(B)	3.2	3.2	28.6	88.4	117.0
Trade names	2.7	2.7	6.0	38.6	44.6	Indefinite
Customer relationships(A)	2.7	2.7	11.2	43.7	54.9	11-16 years
Patents and proprietary technology(A)	0.4	0.4	3.2	3.1	6.3	5 years
Property and equipment	0.9	0.9	1.7	35.2	36.9
Other assets	—	—	1.4	0.4	1.8
Total assets acquired	14.6	14.6	63.0	248.6	311.6
Total liabilities assumed(A)	4.2	4.2	11.3	51.7	63.0
Net cash consideration paid	$10.4	$10.4	$51.7	$196.9	$248.6
(A)	The Company recorded purchase accounting amortization of $6.5 million, $5.6 million and $0.4 million for the years ended December 31, 2017, 2016 and 2015, respectively.
(B)	The goodwill recorded for SCIFIT, Cybex and ICG is not deductible for tax purposes.

In the fourth quarter of 2017, the Company recorded an impairment charge for the Cybex trade name. See Note 3 – Restructuring, Exit, Integration and Impairment Activities in the Notes to Combined Financial Statements for further details.

The following unaudited pro forma information illustrates the effect on the Company’s net sales and net earnings for December 31, 2016 and 2015 assuming that the 2016 acquisitions had taken place at the beginning of 2015:

	Twelve Months Ended
	2016	2015
(in millions)
Net sales	$1,012.2	$1,003.9
Net earnings	69.7	74.7

Note 5 – Segment Information

Life Fitness' segment information is consistent with management's internal reporting. Due to its centralized management structure with global functional leads reporting directly to the chief operating decision maker, the Company has concluded that Life Fitness operates as a single segment, as entity-wide strategies are implemented and executed across the organization to maximize value to the organization as a whole. The Company uses pooled resources for product development, procurement, and general and administrative activities to support worldwide operations. Capital projects, whether for cost savings or generating incremental revenue, are evaluated based on estimated economic returns to the organization as a whole.

The Company designs, manufactures and markets a full line of commercial-grade fitness equipment (including treadmills, total body cross-trainers, stair climbers, and stationary exercise bicycles and strength-training equipment) under the Life Fitness, Hammer Strength, Cybex, ICG, and SCIFIT brands. In addition to the core commercial fitness equipment products, the Company has active recreation product categories including billiards, table tennis and air hockey tables, as well as game room furniture and related accessories under the Brunswick and Contender brands. The Company's domestic manufacturing facilities are located in Illinois, Kentucky, Minnesota and Wisconsin; manufacturing operations outside the U.S. are located in Hungary.

Net sales to Planet Fitness were $124.7 million, $110.2 million and $88.6 million for the years ended December 31, 2017, 2016 and 2015, respectively. No other customers accounted for more than 10 percent of Net sales during these periods.

The following table presents the Company's Net sales by geographic market for the years ended December 31, 2017, 2016 and 2015:

	Net Sales
	2017	2016	2015
(in millions)
United States	$562.5	$541.3	$430.9
Europe	186.3	180.6	151.4
Asia-Pacific	157.7	131.8	95.4
Rest-of-World	128.5	125.8	116.4
Total	$1,035.0	$979.5	$794.1

Information about Life Fitness’ sales by product is set forth below:

	Net Sales
	2017	2016	2015
(in millions)
Commercial Cardio	$611.0	$565.1	$452.7
Commercial Strength	336.1	330.5	254.2
Consumer	87.9	83.9	87.2
Total	$1,035.0	$979.5	$794.1

Note 6 – Financing Receivables

The Company has recorded financing receivables, which are defined as a contractual right to receive money, as assets on its Balance Sheets as of December 31, 2017 and 2016. Substantially all of the Company’s financing receivables are for commercial customers, and includes receivables sold to third-party finance companies (Third-party receivables) and customer notes and other (Other receivables, net). Third-party receivables are accounts that have been sold to third-party finance companies, but do not meet the definition of a true sale, and are therefore recorded as an asset with an offsetting balance recorded as a secured obligation in Accrued expenses and Financing obligations. Other receivables, net are mostly comprised of notes from customers, which are originated by the Company in the normal course of business. Financing receivables are carried at their face amounts less an allowance for credit losses.

The Company sells a broad range of fitness products to a worldwide customer base and extends credit to its customers based upon an ongoing credit evaluation program. The Company utilizes its credit organization to manage financial exposure and perform credit risk assessments on an individual account basis. Accounts are not aggregated into categories for credit risk determinations. Due to the composition of the account portfolio, the Company does not believe that the credit risk posed by the Company’s financing receivables is significant to its operations, financial condition or cash flows. There were no significant troubled debt restructurings during the years ended December 31, 2017, 2016 or 2015.

The following are the Company’s financing receivables, excluding trade accounts receivable contractually due within one year as of December 31, 2017 and December 31, 2016:

	2017	2016
(in millions)
Third-party receivables:
Short-term	$18.7	$16.9
Long-term	30.2	29.0
Total	48.9	45.9

Other receivables, net	5.8	0.9

Total financing receivables	$54.7	$46.8

The activity related to the allowance for credit loss on financing receivables during the years ended December 31, 2017, December 31, 2016, and December 31, 2015 was not significant.

Note 7 – Goodwill and Other Intangibles

Changes in the Company’s goodwill during the period ended December 31, 2017 and December 31, 2016 are summarized below:

	2015	2016 Activity		2016	2017 Activity	2017
	Goodwill Balance	Acquisitions	Adjustments	Goodwill Balance	Adjustments	Goodwill Balance
(in millions)
Goodwill	$272.5	$117.0	$(3.0)	$386.5	$4.9	$391.4

Adjustments in 2017 and 2016 relate to the effect of foreign currency translation on goodwill denominated in currencies other than the U.S. dollar. See Note 4 – Acquisitions in the Notes to Combined Financial Statements for further details on the Company’s acquisitions.

As of December 31, 2017 and 2016, the Company had no accumulated impairment loss.

The Company’s intangible assets, included within Other intangibles, net on the Combined Balance Sheets as of December 31, 2017 and 2016, are summarized by intangible asset type below:

	2017		2016
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
(in millions)
Amortizable intangible assets:
Customer relationships	$60.2	$(9.9)	$58.6	$(5.3)
Patents and other	7.9	(3.5)	7.9	(2.1)
Total amortizable intangible assets	68.1	(13.4)	66.5	(7.4)
Indefinite-lived intangible assets:
Trade names	34.1	—	48.0	—
Total	$102.2	$(13.4)	$114.5	$(7.4)

In the fourth quarter of 2017, the Company recorded an impairment charge relating to the Cybex trade name. Refer to Note 3 – Restructuring, Exit, Integration and Impairment Activities in the Notes to Combined Financial Statements for further details.

Gross amounts and related accumulated amortization include adjustments related to the impact of foreign currency translation. Aggregate amortization expense for intangibles was $5.7 million, $4.2 million and $0.2 million for the years ended December 31, 2017, 2016 and 2015, respectively. Estimated amortization expense for intangible assets is $5.8 million for the year ending December 31, 2018, $5.8 million in 2019, $5.7 million in 2020, $4.9 million in 2021 and $4.3 million in 2022.

Note 8 – Income Taxes

In the Company’s Combined Financial Statements, income tax expense and deferred tax balances have been calculated on a separate tax return basis although the Company’s operations, in certain circumstances, have historically been included in the tax returns filed by the respective Brunswick entities of which the Company’s business was a part. In the future, as a stand-alone entity, the Company will file tax returns on its own behalf and, as a result, its deferred taxes and effective tax rate may differ from those in historical periods.

On December 22, 2017, the Tax Cuts and Jobs Act (TCJA) was signed into law. The TCJA makes significant changes to the U.S. tax code effective for 2018, although certain provisions affected the Company’s 2017 financial results. The changes impacting 2017 include, but are not limited to, the write-down of net deferred tax liabilities resulting from the reduction in the U.S. Federal corporate income tax rate from 35 percent to 21 percent, imposing a one-time deemed repatriation tax on certain unremitted earnings of foreign subsidiaries, and bonus depreciation that will allow for immediate full expensing of qualified property. The TCJA also establishes new corporate tax laws that are effective in 2018 but do not impact the Company’s 2017 financial results. These changes include, but are not limited to, lowering the U.S. Federal corporate income tax rate, a general elimination of U.S. Federal income taxes on income and dividends from foreign subsidiaries, a new tax on global intangible low-taxed income (GILTI) net of allowable foreign tax credits, a new deduction for foreign derived intangible income (FDII), the repeal of the domestic production activity deduction, new limitations on the deductibility of certain executive compensation and interest expense, and limitations on the use of foreign tax credits to reduce the U.S. Federal income tax liability.

Due to the complexities involved in accounting for the enactment of the TCJA, the SEC staff issued Staff Accounting Bulletin (SAB) 118 which provides guidance on accounting for the income tax effects of the TCJA. SAB 118 provides a measurement period that should not extend beyond one year from the TCJA enactment date to complete the accounting for the impact of the TCJA. SAB 118 allows the Company to provide provisional estimates of the impact of the TCJA in our Combined Financial Statements for the year ended December 31, 2017. Accordingly, based on information and IRS guidance currently available, we have recorded a discrete net tax benefit of $18.3 million for the year ended December 31, 2017. This consists primarily of a net benefit of $23.7 million for the write down of our net deferred tax liability balances due to the U.S. corporate income tax rate reduction and a net expense of $6.1 million for the one-time deemed repatriation tax. The Company has not completed its accounting for the income tax effects of the TCJA and the provisional amounts will be refined as needed during the measurement period allowed by SAB 118. While the Company has made reasonable estimates of the impact of the U.S. corporate income tax rate reduction and the one-time deemed repatriation tax on unremitted earnings of foreign subsidiaries, these estimates could change as the Company continues to analyze the TCJA and refines its calculations which could potentially affect the remeasurement of deferred tax balances, refines its calculations of earnings and profits which could impact the repatriation tax calculation, and analyzes new IRS guidance related to the TCJA.

The TCJA creates a new requirement that certain income (commonly referred to as “GILTI”) earned by controlled foreign corporations (CFCs) must be included currently in the gross income of the CFC’s U.S. shareholder. Because of the complexity of the new GILTI tax rules we are continuing to evaluate this provision of the TCJA. Under GAAP, we are allowed to make an accounting policy choice of either (1) treating taxes due on future U.S. inclusions in taxable income related to GILTI as a current period expense when incurred (the “period cost method”) or (2) factoring such amounts into the Company’s measurement of its deferred taxes (the “deferred method”). Our selection of an accounting policy with respect to the new GILTI tax rules will depend, in part, on analyzing our global income to determine whether we expect to have future U.S. inclusions in taxable income related to GILTI and, if so, what the impact is expected to be. Because whether we expect to have future U.S. inclusions in taxable income related to GILTI depends not only on our current structure and estimated future results of global operations but also our intent and ability to modify our structure and/or our business, we are not yet able to reasonably estimate the effect of this provision of the TCJA. Therefore, the Company has not made any adjustments related to potential GILTI tax in its Combined Financial Statements for the period ended December 31, 2017, and we have not made a policy choice regarding whether to record deferred taxes on GILTI.

The Company will continue to analyze the effects of the TCJA on its Combined Financial Statements. Additional impacts from the enactment of the TCJA will be recorded as they are identified during the measurement period as allowed in SAB 118.

The sources of Earnings before income taxes were as follows:

	2017	2016	2015
(in millions)
United States	$27.9	$62.6	$81.4
Foreign	21.3	33.7	22.0
Earnings before income taxes	$49.2	$96.3	$103.4

The Income tax provision consisted of the following:

	2017	2016	2015
(in millions)
Current tax expense:
U.S. Federal	$21.5	$23.2	$31.8
State and local	1.8	2.7	3.0
Foreign	3.8	7.0	4.9
Total current	27.1	32.9	39.7

Deferred tax expense:
U.S. Federal	(31.2)	(2.8)	(12.9)
State and local	(0.8)	—	(0.2)
Foreign	(0.9)	0.7	(0.7)
Total deferred	(32.9)	(2.1)	(13.8)

Income tax provision (benefit)	$(5.8)	$30.8	$25.9

Temporary differences and carryforwards giving rise to deferred tax assets and liabilities at December 31, 2017 and 2016 are summarized in the table below:

	2017	2016
(in millions)
Deferred tax assets:
Inventory reserves	$2.2	$2.3
Loss carryforwards	3.8	6.5
Tax credit carryforwards	2.8	2.6
Product warranties	5.5	5.4
Sales incentives and discounts	4.6	5.9
Deferred revenue	12.4	15.2
Litigation	3.0	0.6
Other	8.4	17.0
Gross deferred tax assets	42.7	55.5
Valuation allowance	(3.5)	(2.5)
Deferred tax assets	39.2	53.0

Deferred tax liabilities:
Depreciation and amortization	(79.7)	(124.1)
Other	—	(0.8)
Deferred tax liabilities	(79.7)	(124.9)

Total net deferred tax liabilities	$(40.5)	$(71.9)

The Company’s total net deferred tax liability as of December 31, 2017 reflects the impact of the U.S. Federal corporate tax rate reduction from 35 percent to 21 percent that was part of the TCJA. The Company was required to write down the value of its net deferred tax balance to reflect the new lower tax rate.

At December 31, 2017, the Company had a total valuation allowance against its deferred tax assets of $3.5 million. The remaining realizable value of deferred tax assets at December 31, 2017 was determined by evaluating the potential to recover the value of these assets through the utilization of tax loss and credit carrybacks, the reversal of existing taxable temporary differences and carryforwards, certain tax planning strategies and future taxable income exclusive of reversing temporary differences and carryforwards. At

December 31, 2017, the Company retained valuation allowance reserves of $2.3 million against deferred tax assets in the U.S. primarily related to federal and state tax credits, and valuation allowances of $1.2 million for deferred tax assets related to foreign jurisdictions, primarily the U.K.

At December 31, 2017, the tax benefit of loss carryforwards totaling $3.8 million was available to reduce future tax liabilities. This deferred tax asset was comprised of $2.1 million for the tax benefit of federal net operating loss (NOL) carryforwards, $0.3 million for the tax benefit of state NOL carryforwards and $1.4 million for the tax benefit of foreign NOL carryforwards. NOL carryforwards of $2.6 million expire at various intervals between the years 2018 and 2036, while $1.2 million have an unlimited life.

At December 31, 2017, tax credit carryforwards totaling $2.8 million were available to reduce future tax liabilities. This deferred tax asset was comprised of $1.4 million related to general business credits and other miscellaneous federal credits, and $1.4 million of various state tax credits. Tax credit carryforwards of $2.6 million expire at various intervals between the years 2018 and 2032, while $0.2 million have an unlimited life.

The Company has historically provided deferred taxes for the presumed ultimate repatriation to the U.S. of earnings from certain of its non-U.S. subsidiaries and unconsolidated affiliates. As of December 31, 2015 the indefinite reinvestment criteria had been applied to certain entities and allowed the Company to overcome that presumption to the extent the earnings were to be indefinitely reinvested outside the United States. As a result of the TCJA, specifically the imposition of a one-time deemed repatriation tax on certain unremitted earnings of foreign subsidiaries, the Company reevaluated its indefinite assertion as of December 31, 2017. The Company may consider remitting cash back to the U.S. in 2018 from non-U.S. subsidiaries and as such, the Company no longer asserts that it is permanently reinvested in any non-U.S. subsidiaries as of December 31, 2017. These remittances would be considered dividends and under changes made by the TCJA these dividends would be subject to a 100 percent dividend received deduction and would not result in any U.S. Federal tax liability. The Company is continuing to analyze the effects of the TCJA including the impact on future repatriations and any related withholding taxes from non-U.S. subsidiaries.

As of December 31, 2017, 2016 and 2015 the Company had recorded no gross unrecognized tax benefits.

The Company is included in the corporate income tax returns filed by Brunswick. Brunswick is regularly audited by federal, state and foreign tax authorities. The Internal Revenue Service (IRS) has completed its field examination and has issued its Revenue Agents Report through the 2012 tax year and all open issues have been resolved. Brunswick is currently open to tax examinations by the IRS for the 2014 through 2017 tax years and the IRS field examination of the 2014 tax year is completed. Brunswick is awaiting the Revenue Agents Report for 2014 and does not expect any material adjustments. Primarily as a result of filing amended returns, which were generated by the closing of federal income tax audits, Brunswick is still open to state and local tax audits in major tax jurisdictions dating back to the 2012 taxable year. Brunswick is not subject to income tax examinations by any major foreign tax jurisdiction for years prior to 2013.

The difference between the actual income tax provision (benefit) and the tax provision computed by applying the statutory Federal income tax rate to Earnings before income taxes is attributable to the following:

	2017	2016	2015
(in millions)
Income tax provision at 35 percent	$17.2	$33.7	$36.2
State and local income taxes, net of Federal income tax effect	0.9	1.7	2.0
Deferred tax asset valuation allowance	1.4	(0.1)	(0.3)
Income attributable to domestic production activities	(1.8)	(1.2)	(1.3)
Federal and state tax credits	(1.8)	(1.7)	(1.3)
Taxes related to foreign income, net of credits	(3.9)	(3.3)	(0.5)
Taxes related to unremitted earnings	—	0.4	(10.6)
Tax law changes	(18.3)	—	—
Other	0.5	1.3	1.7
Actual income tax provision (benefit)	$(5.8)	$30.8	$25.9

Effective tax rate	(11.8)%	32.0%	25.0%

The Company’s effective tax rate also reflects the benefit of having earnings from foreign entities that are in jurisdictions that have lower statutory tax rates than the U.S. This includes entities in Hungary and Hong Kong, which have applicable statutory tax rates of 9 percent and 16 percent, respectively.

Note 9 – Commitments and Contingencies

Financial Commitments

The Company has extended guarantees to third parties that have purchased its customer receivables. Potential payments in connection with these customer financing arrangements generally extend over several years. The single year potential cash obligations associated with these guarantees as of December 31, 2017 and December 31, 2016 were $33.2 million and $25.7 million, respectively. The maximum potential cash obligations associated with these customer financing arrangements as of December 31, 2017 and December 31, 2016 were $41.0 million and $33.8 million, respectively.

In most instances, upon repurchase of the receivable or note, the Company receives rights to the collateral securing the financing. The Company’s risk under these arrangements is partially mitigated by the value of the collateral that secures the financing. The Company had $1.0 million and $1.1 million accrued for potential losses related to recourse exposure at December 31, 2017 and December 31, 2016, respectively.

The Company has accounts receivable sale arrangements with third parties which are included in the guarantee arrangements discussed above. The Company treats the sale of receivables in which the Company retains an interest as a secured obligation as the transfers of the receivables under these arrangements do not meet the requirements of a “true sale.” Accordingly, the current portion of receivables underlying these arrangements of $18.7 million and $16.9 million was recorded in Accounts and notes receivable and Accrued expenses as of December 31, 2017 and December 31, 2016, respectively. Further, the long-term portion of these arrangements of $30.2 million and $29.0 million as of December 31, 2017 and December 31, 2016, respectively, was recorded in Financing receivables and Financing obligations.

The Company has recorded its estimated net liability associated with losses from these guarantees and repurchase obligations on its Combined Balance Sheets based on historical experience and current facts and circumstances. Historical cash requirements and losses associated with these obligations have not been significant, but could increase if customer defaults exceed current expectations.

Standard Product Warranties

The following activity related to standard product warranty liabilities was recorded in Accrued expenses during the years ended December 31, 2017 and December 31, 2016:

	2017	2016
(in millions)
Balance at beginning of period	$17.6	$13.9
Payments made	(14.0)	(14.5)
Provisions/additions for contracts issued	13.3	11.6
Aggregate changes for pre-existing warranties(A)	8.3	0.2
Foreign currency translation	0.3	(0.3)
Acquisitions	—	5.4
Other	—	1.3
Balance at end of period	$25.5	$17.6
(A)	Changes in the Company’s warranty liabilities resulting from the Company’s experience and adjustments related to changes in estimates are included as Aggregate changes for pre-existing warranties. During 2017, aggregate changes for pre-existing warranties included $8.4 million of charges related to product field campaigns pertaining to Cybex products.

Extended Product Warranties

The following activity related to deferred revenue for extended product warranty contracts was recorded in Accrued expenses and Long-term deferred revenue during the years ended December 31, 2017 and December 31, 2016:

	2017	2016
(in millions)
Balance at beginning of period	$45.1	$38.0
Extended warranty contracts sold	28.6	22.1
Revenue recognized on existing extended warranty contracts	(19.6)	(16.7)
Foreign currency translation	0.9	(0.8)
Acquisitions	—	2.5
Balance at end of period	$55.0	$45.1

Legal and regulatory

The Company accrues for litigation exposure when it is probable that future costs will be incurred and such costs can be reasonably estimated. Adjustments to estimates are recorded in the period they are identified. Management does not believe that there is a reasonable possibility that a material loss exceeding the amounts already recognized for the Company’s litigation claims and matters, if any, has been incurred. Other than the product field campaigns discussed below and in light of existing accruals, the Company’s litigation claims, when finally resolved, are not expected, in the opinion of management, to have a material adverse effect on the Company’s financial position, results of operations or cash flows.

In the fourth quarter of 2017, the Company recorded a $13.5 million charge for costs related to field campaigns pertaining to certain Cybex products designed prior to the acquisition. The charge consisted of $8.4 million and $5.1 million within Cost of sales and Selling, general and administrative expense, respectively. The Company has made indemnification claims against the seller for recovery that includes these amounts, but has not yet recorded an offsetting receivable in the Combined Financial Statements.

At the time of the Company’s acquisition of Cybex on January 20, 2016, Cybex was subject to an ongoing investigation by the Consumer Product Safety Commission (CPSC) regarding the timeliness of a recall of the Cybex arm curl product. The purchase agreement contained specific language providing that the seller will fully indemnify and hold harmless the Company for all losses related to the CPSC’s investigation of the arm curl product. In the third quarter of 2017, the CPSC concluded its investigation and issued a letter to Cybex offering to settle the arm curl investigation for a civil penalty in the amount of $6.3 million. The Company accrued this amount and fully offset it with an indemnification receivable from the seller and continues to negotiate a final settlement amount with the CPSC.

Note 10 – Financial Instruments

The Company operates manufacturing and sales facilities around the world and is exposed to both financial and market risks. The Company utilizes normal operating and financing activities, along with derivative financial instruments, to minimize these risks. The Company does not currently enter into hedges outside of Brunswick’s formal hedging program. Accordingly, the amounts presented are not necessarily indicative of future performance and may not reflect the results that the Company would have experienced as an independent company.

Derivative Financial Instruments. As part of Brunswick’s formal hedging program, the Company uses derivative financial instruments to manage its risks associated with movements in foreign currency exchange rates. Derivative instruments are not used for trading or speculative purposes. The Company formally documents its hedge relationships, including identification of the hedging instruments and the hedged items, as well as its risk management objectives and strategies for undertaking the hedge transaction. This process includes linking derivatives that are designated as hedges to specific forecasted transactions. The Company also assesses, both at the hedge’s inception and monthly thereafter, whether the derivatives used in hedging transactions are highly effective in offsetting the changes in the anticipated cash flows of the hedged item. If the hedging relationship ceases to be highly effective, or it becomes probable that a forecasted transaction is no longer expected to occur, the Company discontinues hedge accounting prospectively and immediately recognizes the gains and losses associated with those hedges. There were no material adjustments as a result of ineffectiveness to the results of operations for the years ended December 31, 2017, 2016 and 2015. The fair value of derivative financial instruments is determined through market-based valuations (Level 2 inputs) and may not be representative of the actual gains or losses that will be recorded when these instruments mature due to future fluctuations in the markets in which they are traded. The effects of derivative financial instruments are not expected to be material to the Company’s financial position or results of operations when considered together with the underlying exposure being hedged. Use of derivative financial instruments exposes the Company to credit risk with its counterparties when the fair value of a derivative contract is an asset. The Company mitigates this risk by entering into derivative contracts with highly rated counterparties. The maximum amount of loss due to counterparty credit risk is limited to the asset value of derivative financial instruments.

Cash Flow Hedges. The Company enters into certain derivative instruments that are designated and qualify as cash flow hedges. The Company executes both forward and option contracts, based on forecasted transactions, to manage foreign currency exchange exposure mainly related to inventory purchase and sales transactions. A cash flow hedge requires that as changes in the fair value of derivatives occur, the portion of the change deemed to be effective is recorded temporarily in Accumulated other comprehensive loss and reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. As of December 31, 2017, the term of derivative instruments hedging forecasted transactions ranged up to 15 months.

Other Hedging Activity. The Company has entered into certain foreign currency forward contracts that have not been designated as a hedge for accounting purposes. These contracts are used to manage foreign currency exposure related to changes in the value of assets or liabilities caused by changes in foreign exchange rates. The change in the fair value of the foreign currency derivative contract and the corresponding change in the value of the asset or liability of the Company are both recorded through earnings, each period as incurred.

Forward exchange contracts outstanding at December 31, 2017 and December 31, 2016 had notional contract values of $77.7 million and $40.3 million, respectively. There were no option contracts outstanding at December 31, 2017. Option contracts outstanding at December 31, 2016 had notional contract values of $4.4 million. The forward contracts outstanding at December 31, 2017, mature during 2018 and 2019 and relate to the Japanese yen, Euro, British pound, Hungarian forint, Brazilian real and Taiwan dollar. As of December 31, 2017, the Company estimates that during the next 12 months, it will reclassify approximately $0.6 million of net losses (based on rates as of December 31, 2017) from Accumulated other comprehensive loss to Cost of sales.

The Company records the fair value of derivative assets and liabilities in Prepaid expenses and other and Accrued expenses, respectively, on the Combined Balance Sheets. As of December 31, 2017 and December 31, 2016, the fair values of the Company’s foreign exchange contracts were:

(in millions)	Fair Value of Derivative Assets		Fair Value of Derivative Liabilities
Instrument	2017	2016	2017	2016
Cash Flow Hedges	$0.3	$2.0	$0.8	$0.3
Other Hedging Activity	0.2	0.1	0.0	—
Total	$0.5	$2.1	$0.8	$0.3

The effect of derivative instruments on the Combined Statements of Operations for the years ended December 31, 2017, 2016 and 2015 was:

	Accumulated Unrealized Derivative Gains (Losses)
(in millions)	2017		2016		2015
Cash Flow Hedges	Pre-tax	After-tax	Pre-tax	After-tax	Pre-tax	After-tax
Beginning balance	$2.4	$1.7	$0.6	$0.4	$1.1	$0.8
Recognized in Accumulated Other Comprehensive Loss	(1.8)	(1.2)	3.1	2.4	1.4	1.0
Reclassified from Accumulated Other Comprehensive Loss into Earnings	(1.2)	(1.0)	(1.3)	(1.1)	(1.9)	(1.4)
Ending balance	$(0.6)	$(0.5)	$2.4	$1.7	$0.6	$0.4

The Company also recorded losses of $1.3 million and $0.6 million, and a gain of $0.7 million for the years ended December 31, 2017, 2016 and 2015, respectively, for foreign currency contracts not designated as cash flow hedges. Gains and losses recorded for all derivative instruments are presented in Cost of sales in the Statements of Operations.

Fair Value of Other Financial Instruments. The carrying values of the Company’s short-term financial instruments, including cash and cash equivalents and accounts and notes receivable approximate their fair values because of the short maturity of these instruments.

Note 11 – Accrued Expenses

Accrued expenses at December 31, 2017 and 2016 were as follows:

	2017	2016
(in millions)
Sales incentives and discounts	$27.8	$22.1
Product warranties	25.5	17.6
Compensation and benefit plans	23.0	24.1
Customer deposits	20.6	16.6
Financing obligations	18.7	16.9
Freight	18.1	11.9
Deferred revenue	17.3	14.8
Legal reserves	11.7	0.5
Insurance reserves	3.4	3.2
Other	11.2	13.7
Total accrued expenses	$177.3	$141.4

Note 12 – Stock Plans and Management Compensation

Under the Brunswick Corporation 2014 Stock Incentive Plan (the “2014 SIP”), Brunswick may grant stock options, stock appreciation rights (SARs), non-vested stock awards and performance awards to executives, other employees and non-employee directors, with shares from treasury shares and from authorized, but unissued, shares of common stock initially available for grant, in addition to: (i) the forfeiture of past awards; (ii) shares not issued upon the net settlement of SARs; or (iii) shares delivered to or withheld by Brunswick to pay the withholding taxes related to awards. As of December 31, 2017, 5.4 million shares remained available for grant.

The following disclosures represent Life Fitness employees’ participation in the 2014 SIP. All awards granted under the 2014 SIP are denominated in Brunswick common shares. Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that Life Fitness would have experienced as an independent, publicly-traded company. The following disclosures do not include the portion of awards granted under the 2014 SIP allocated to Life Fitness attributable to general Brunswick oversight. This amount allocated to Life Fitness for 2017, 2016, and 2015 was $2.1 million, $2.1 million, and $2.7 million, respectively.

Non-Vested Stock Awards

Brunswick grants both stock-settled and cash-settled non-vested stock units and awards to key employees, including Life Fitness employees, as determined by Brunswick’s management and the Human Resources and Compensation Committee of the Brunswick Board. Non-vested stock units and awards have vesting periods of three years. Non-vested stock units and awards are eligible for dividends, which are reinvested, and are non-voting. All non-vested units and awards have restrictions on the sale or transfer of such awards during the vesting period.

Generally, grants of non-vested stock units and awards are forfeited if employment is terminated prior to vesting. Non-vested stock units and awards vest pro rata over one year if (i) the grantee has attained the age of 62, or (ii) the grantee’s age plus total years of service equals 70 or more.

The cost of non-vested stock units and awards is recognized on a straight-line basis over the requisite service period. Additionally, cash-settled non-vested stock units and awards are recorded as a liability on the balance sheet and adjusted to fair value each reporting period through stock compensation expense. During the years ended December 31, 2017, 2016 and 2015, Life Fitness charged $1.9 million, $1.8 million and $1.1 million, respectively, to compensation expense for non-vested stock units and awards. The related income tax benefit recognized in 2017, 2016 and 2015 was $0.7 million, $0.7 million and $0.4 million, respectively. The fair value of shares vested during 2017, 2016 and 2015 was $1.6 million, $1.5 million and $1.0 million respectively.

The weighted average price per Non-vested stock award at grant date was $58.85, $41.25 and $53.56 for awards granted in 2017, 2016 and 2015, respectively. Under the 2014 SIP, non-vested stock award activity for the year ended December 31, 2017 pertaining to Life Fitness employees was as follows:

	Non-vested Stock Award Activity	Weighted Average Grant Date Fair Value
Non-vested awards, unvested at January 1	77,110	$43.77
Awarded	54,090	58.85
Forfeited	(10,575)	53.72
Vested	(29,375)	44.21
Non-vested awards, unvested at December 31	91,250	$51.42

As of December 31, 2017, there was $2.1 million of total unrecognized compensation expense related to non-vested stock awards. Life Fitness expects this expense to be recognized over a weighted average period of 1.5 years.

Performance Awards

In February 2017, 2016 and 2015, Brunswick granted performance shares to certain Life Fitness senior executives. Performance share awards are based on three Brunswick performance measures: a cash flow return on investment (CFROI) measure, an operating margin (OM) measure and a total shareholder return (TSR) modifier. Performance shares are earned based on a three-year performance period commencing at the beginning of the calendar year of each grant. The performance shares earned are then subject to a TSR modifier based on Brunswick stock returns measured against stock returns of a predefined comparator group over a three-year performance period. Additionally, in February 2017, 2016 and 2015, Brunswick granted performance shares to certain Life Fitness senior managers based on the respective measures and performance periods described above but excluding a TSR modifier.

The fair values of the senior executives’ performance share award grants with a TSR modifier at the grant date in 2017, 2016 and 2015 were $64.82, $38.54 and $56.17, respectively, which were estimated using the Monte Carlo valuation model, and incorporated the following assumptions:

	2017	2016	2015
Risk-free interest rate	1.5%	0.8%	1.0%
Dividend yield	1.1%	1.0%	0.9%
Volatility factor	38.3%	40.8%	39.2%
Expected life of award	2.9 years	2.9 years	2.9 years

The fair value of certain senior managers’ performance awards granted based solely on the CFROI and OM performance factors was $58.77, $37.76 and $52.39, which was equal to the stock price on the date of grant in 2017, 2016 and 2015, respectively, less the present value of dividend payments over the vesting period.

Life Fitness recorded compensation expense related to performance awards of $0.5 million, $0.5 million and $0.4 million in 2017, 2016 and 2015, respectively. The related income tax benefit recognized in 2017, 2016 and 2015 was $0.2 million, $0.2 million and $0.2 million, respectively. The fair value of awards vested during 2017, 2016 and 2015 was $0.2 million, $0.2 million and $0.2 million, respectively.

Performance award activity for the year ended December 31, 2017 was as follows:

	Performance Awards	Weighted Average Grant Date Fair Value
Performance awards, unvested at January 1	6,470	$43.26
Awarded	11,210	62.10
Forfeited	(332)	57.00
Vested and earned	(3,378)	54.36
Performance awards, unvested at December 31	13,970	$55.37

As of December 31, 2017, Life Fitness had $0.4 million of total unrecognized compensation expense related to performance awards. Life Fitness expects this expense to be recognized over a weighted average period of 1.8 years.

Note 13 – Leases

Operating Leases. The Company has lease agreements for offices, branches, factories, distribution and service facilities and certain personal property. The longest of these obligations extends through 2028. Some leases contain renewal options and escalation clauses, and some contain purchase options or contingent rentals. No leases contain restrictions on the Company’s activities concerning dividends or incurring additional debt. The Company recorded net rent expense of $10.8 million, $8.9 million and $8.3 million for the years ended December 31 2017, 2016 and 2015, respectively.

Future minimum rental payments at December 31, 2017, under agreements classified as operating leases with non-cancelable terms in excess of one year, were as follows:

(in millions)
2018	$8.3
2019	6.0
2020	5.1
2021	3.6
2022	2.2
Thereafter	6.3
Total	$31.5

Note 14 – Related Party Transactions

The Company has not historically operated as a standalone business and has various relationships with Brunswick whereby Brunswick provides services to the Company.

Allocations from Brunswick. Brunswick provides Life Fitness with certain services, which include, but are not limited to information technology, finance, legal, human resources, internal audit, treasury, tax, investor relations and executive oversight. The financial information in these Combined Financial Statements does not necessarily include all the expenses that would have been incurred had Life Fitness been a separate, standalone entity. The amount allocated to Life Fitness for these services is based on direct usage where practicable. When specific identification is not practical, pro rata basis of revenue or employee headcount is used. These allocations were reflected as follows in the Combined Financial Statements:

	2017	2016	2015
(in millions)
Selling, general and administrative expense	$28.8	$24.5	$21.7

Management considers the expense methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual expenses that the Company would have incurred as an independent public company or the costs it may incur in the future.

Historically, Brunswick provided financing, cash management and other treasury services to Life Fitness. The majority of Life Fitness' cash balances are swept by Brunswick and, in turn, Life Fitness receives funding from Brunswick for operating and investing cash needs. The Company also participates in Brunswick's European cash pooling structure. The outstanding balance held with Brunswick has been presented on a net basis within Due from parent on the Company's Combined Balance Sheets for all periods presented.

The Company also holds a 5.5 percent, €18 million note payable to a subsidiary of Brunswick due 2026 with aggregate balances outstanding of $21.3 million and $18.7 million at December 31, 2017 and 2016, respectively. These amounts have been recorded within Due to parent on the Company's Combined Balance Sheets.

Note 15 – Subsequent Events

The Company has evaluated all events subsequent to the balance sheet date of December 31, 2017 through November 13, 2018, the date the Combined Financial Statements were available to be issued.

In the third quarter of 2018, the Company recorded a $3.8 million charge within Selling, general and administrative expense related to a contract dispute following a customer’s failure to honor purchase commitments. The Company filed an arbitration claim against the customer for breach of contract and believes it has a meritorious position in the dispute.

In the third quarter of 2018, the Company recorded an impairment charge of $8.1 million within Restructuring, exit, integration and impairment charges for the Cybex trade name as a result of declining operating performance and projected declines in sales. The Company used a relief-from-royalty analysis, using Level 3 inputs, to assess the fair value of the Cybex trade name.

Life Fitness
Condensed Combined Statements of Comprehensive Income
(unaudited)

	Six Months Ended
	June 30, 2018	July 1, 2017
(in millions, except per share data)
Net sales	$495.4	$486.6
Cost of sales	359.4	332.9
Selling, general and administrative expense	104.8	97.5
Research and development expense	14.7	17.8
Restructuring, exit, integration and impairment charges	1.8	9.3
Operating earnings	14.7	29.1
Other income (expense), net	(0.2)	1.0
Interest income (expense), net	(0.4)	(0.5)
Earnings before income taxes	14.1	29.6
Income tax provision	2.7	7.5
Net earnings	$11.4	$22.1

Comprehensive Income	$8.9	$25.6

The Notes to Condensed Combined Financial Statements are an integral part of these condensed combined statements.

Life Fitness
Condensed Combined Balance Sheets
(unaudited)

	June 30, 2018	December 31, 2017	July 1, 2017
(in millions)
Assets
Current assets
Cash and cash equivalents, at cost, which approximates fair value	$26.7	$26.1	$23.5
Accounts and notes receivable, less allowances of $2.7, $2.0 and $2.8	165.7	203.0	155.4
Inventories
Finished goods	137.5	127.6	110.4
Work-in-process	5.5	5.8	6.8
Raw materials	31.0	38.8	27.2
Net inventories	174.0	172.2	144.4
Prepaid expenses and other	14.7	12.9	10.5
Due from parent	27.1	10.7	11.3
Current assets	408.2	424.9	345.1

Property
Land	6.3	6.3	6.3
Tooling	52.4	51.1	50.0
Buildings and improvements	76.4	74.8	73.7
Equipment	136.1	133.1	127.6
Total land, tooling, buildings and improvements and equipment	271.2	265.3	257.6
Accumulated depreciation	(156.4)	(147.0)	(139.9)
Net property	114.8	118.3	117.7

Other assets
Goodwill	390.5	391.4	389.5
Other intangibles, net	85.7	88.8	105.0
Financing receivables	36.5	30.2	30.7
Deferred income tax asset	4.1	2.9	3.2
Other long-term assets	1.7	1.8	1.8
Other assets	518.5	515.1	530.2

Total assets	$1,041.5	$1,058.3	$993.0

The Notes to Condensed Combined Financial Statements are an integral part of these condensed combined statements.

	June 30, 2018	December 31, 2017	July 1, 2017
(in millions)
Liabilities and equity
Current liabilities
Accounts payable	$52.6	$84.5	$55.5
Accrued expenses	180.3	177.3	141.4
Due to parent	0.6	—	—
Current liabilities	233.5	261.8	196.9

Long-term liabilities
Due to parent	20.9	21.5	20.2
Financing obligations	36.5	30.2	30.7
Long-term deferred revenue	42.1	39.3	34.0
Deferred income tax liability	40.1	43.4	70.7
Other	4.6	5.3	6.3
Long-term liabilities	144.2	139.7	161.9

Equity
Net parent investment	683.4	673.9	650.8
Accumulated other comprehensive loss, net of tax	(19.6)	(17.1)	(16.6)
Equity	663.8	656.8	634.2

Total liabilities and equity	$1,041.5	$1,058.3	$993.0

The Notes to Condensed Combined Financial Statements are an integral part of these condensed combined statements.

Life Fitness
Condensed Combined Statements of Equity
(unaudited)

	Net Parent Investment	Accumulated Other Comprehensive Income (Loss)	Total
(in millions)
Balance at December 31, 2016	$632.5	$(20.1)	$612.4
Net earnings	22.1	—	22.1
Net transactions with Parent	(3.8)	—	(3.8)
Other comprehensive income	—	3.5	3.5
Balance at July 1, 2017	$650.8	$(16.6)	$634.2
	Net Parent Investment	Accumulated Other Comprehensive Income (Loss)	Total
(in millions)
Balance at December 31, 2017	$673.9	$(17.1)	$656.8
Net earnings	11.4	—	11.4
Net transactions with Parent	(1.9)	—	(1.9)
Other comprehensive income	—	(2.5)	(2.5)
Balance at June 30, 2018	$683.4	$(19.6)	$663.8

The Notes to Condensed Combined Financial Statements are an integral part of these condensed combined statements.

Life Fitness
Condensed Combined Statements of Cash Flows
(unaudited)

	Six Months Ended
	June 30, 2018	July 1, 2017
(in millions)
Cash flows from operating activities
Net earnings	$11.4	$22.1
Depreciation and amortization	12.8	11.8
Stock compensation expense	1.7	2.1
Asset impairment charges	0.4	—
Deferred income taxes	0.3	(4.4)
Changes in certain current assets and current liabilities
Change in accounts and notes receivable	35.1	17.6
Change in inventory	(3.5)	(2.8)
Change in prepaid expenses and other, excluding income taxes	(3.3)	2.2
Change in accounts payable	(30.2)	(23.0)
Change in accrued expenses	(6.8)	(0.4)
Long-term extended warranty contracts and other deferred revenue	2.8	2.1
Income taxes	1.3	(5.4)
Other, net	0.4	(4.0)
Net cash provided by operating activities	22.4	17.9

Cash flows from investing activities
Capital expenditures	(8.6)	(15.5)
Net transfers (to) from Brunswick Corporation	(16.4)	0.6
Proceeds from the sale of property, plant and equipment	0.0	0.1
Other, net	—	(0.5)
Net cash used for investing activities	(25.0)	(15.3)

Cash flows from financing activities
Net transfers (to) from Brunswick Corporation	2.0	(6.1)
Net cash provided by (used for) financing activities	2.0	(6.1)

Effect of exchange rate changes	1.2	0.7
Net increase (decrease) in cash and cash equivalents	0.6	(2.8)
Cash and cash equivalents at beginning of period	26.1	26.3

Cash and cash equivalents at end of period	$26.7	$23.5

The Notes to Condensed Combined Financial Statements are an integral part of these condensed combined statements.

Note 1 – Basis of Presentation

Description of the Business. The Company designs, manufactures, and markets a full line of commercial fitness equipment (including treadmills, total body cross-trainers, stair climbers, and stationary exercise bicycles and strength-training equipment) under the Life Fitness, Hammer Strength, Cybex, ICG, and SCIFIT brands. In addition to the core commercial fitness equipment business, the Company has an active recreation business which designs and markets billiards, table tennis and air hockey tables, as well as game room furniture and related accessories under the Brunswick and Contender brands. The Company’s domestic manufacturing facilities are located in Illinois, Kentucky, Minnesota and Wisconsin; manufacturing operations outside the U.S. are located in Hungary.

Background of Transaction. On March 1, 2018, Brunswick Corporation, (“Brunswick” or “Parent”) announced its intention to complete a legal and structural spin-off (the “spin-off”) of its Fitness business (also referred to herein as “Life Fitness” or the “Company”). To accomplish the separation, Brunswick created Life Fitness Holdings, Inc. to be the parent company of the Fitness business. Life Fitness Holdings, Inc. was incorporated in Delaware on September 21, 2018, and is currently a wholly owned subsidiary of Brunswick. To effect the separation, Brunswick will make a pro rata distribution of Life Fitness Holdings, Inc. common stock to Brunswick Shareholders. The distribution is subject to a number of conditions, including final approval from the Brunswick Board of Directors.

Basis of Presentation. The financial data presented herein is unaudited and should be read in conjunction with the Combined Financial Statements and accompanying notes as of December 31, 2017 and 2016 and for the years ended December 31, 2017, 2016, and 2015 included elsewhere in this information statement. In the opinion of management, the financial data presented includes all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. Results for the interim periods should not be considered indicative of the results for the full year.

The accompanying Condensed Combined Financial Statements have been prepared pursuant to generally accepted accounting principles of the United States (GAAP). The Company’s Condensed Combined Financial Statements have been derived from Brunswick’s condensed consolidated financial statements and accounting records.

The Company maintains its financial records on the basis of a fiscal year ending on December 31, with the fiscal quarters spanning approximately thirteen weeks. The first quarter ends on the Saturday closest to the end of the first thirteen-week period. The second and third quarters are thirteen weeks in duration and the fourth quarter is the remainder of the year. The second quarter of fiscal year 2018 ended on June 30, 2018 and the second quarter of fiscal year 2017 ended on July 1, 2017.

The Condensed Combined Financial Statements include the allocation of certain assets and liabilities that have historically been held at the Brunswick corporate level but which are specifically identifiable or allocable to Life Fitness. Life Fitness’ Condensed Combined Financial Statements include the accounts of all majority owned and controlled domestic and foreign subsidiaries. All intracompany transactions and accounts within Life Fitness have been eliminated. With the exception of an intercompany loan and balances anticipated to be settled with cash, all intercompany transactions between Brunswick and Life Fitness are considered to be effectively settled in the Condensed Combined Financial Statements at the time the transaction is recorded. The total net effect of the settlement of these intercompany transactions is reflected in the statements of cash flows as a financing activity and in the balance sheets as Net parent investment. Net parent investment is primarily impacted by contributions from Brunswick which are the result of treasury activities and net funding provided by or distributed to Brunswick.

Historically, Brunswick provided financing, cash management and treasury services to Life Fitness. The majority of Life Fitness’ cash balances are swept by Brunswick and, in turn, Life Fitness receives funding from Brunswick for operating and investing cash needs. Substantially all of the cash and cash equivalents on the condensed balance sheets are in international jurisdictions. Cash transferred to and from Brunswick has been recorded as intercompany payables and receivables which are reflected in the Due to/Due from parent lines (if the payable/receivable is expected to be settled in cash prior to spin-off) or the Net parent investment line (if the payable/receivable is expected to be contributed as equity upon spin-off) on the accompanying condensed balance sheets. The total net effect of the intercompany loans and balances to be settled with cash are reflected in the condensed statements of cash flows as either an investing activity or a financing activity, depending on whether the net balance of this activity is in an asset or liability position, respectively.

The Condensed Combined Financial Statements include certain expenses incurred by Brunswick which have been allocated to Life Fitness for certain functions, including general corporate expenses related to accounting, treasury, tax, information technology, human resources, internal audit, investor relations, and executive oversight. These expenses have been allocated to Life Fitness on the basis of direct usage, when available, with the remainder allocated on the pro rata basis using either revenue, headcount, or other measures. Management considers the expense allocation methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual expenses that Life Fitness would have incurred as a standalone independent public company or the costs it may incur in the future.

Brunswick’s third-party debt, and the related interest expense, have not been allocated to the Company for any of the periods presented as the Company was not the legal obligor on the debt and Brunswick’s borrowings were not directly attributable to the Company’s business.

The income tax amounts in these Condensed Combined Financial Statements have been calculated based on a separate income tax return methodology and presented as if the Company’s operations were separate taxpayers in the applicable jurisdictions.

Brunswick maintains various share-based compensation plans at a corporate level. Certain Life Fitness employees participate in those plans and a portion of the cost of those plans is included in Life Fitness’ Condensed Combined Financial Statements. However, Life Fitness’ condensed balance sheets do not include any equity related to share-based compensation plans as Brunswick is the sole sponsor of all share-based compensation plans in which Life Fitness employees participate. Refer to Note 10 – Stock Plans and Management Compensation in the Notes to Condensed Combined Financial Statements for further information.

Note 2 – Significant Accounting Policies

Recently Adopted Accounting Standards

Revenue Recognition: In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-09, Revenue from Contracts with Customers, (new revenue standard), which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. On January 1, 2018, the Company adopted the new revenue standard and all related amendments for all contracts using the modified retrospective method. The Company did not elect to separately evaluate contract modifications occurring before the adoption date. The Company recognized the cumulative effect of initially applying the new revenue standard as an adjustment to the January 1, 2018 balance of retained earnings. Prior period information has not been restated and continues to be reported under the accounting standards in effect for those periods.

The Company recognizes revenue in accordance with the terms of sale, primarily upon shipment to customers. Certain customer contracts offer incentives in the form of rebates settled with free product. Under the new revenue standard, these rebates are deemed to be separate performance obligations and the revenue associated with the product rebates is deferred and recognized upon customer redemption along with an associated amount of cost of sales. Under previous guidance, these product rebates were recorded in Cost of sales at the time of product sale. This impact results in a change in the timing of when certain rebates are recorded, however, the total amount of cumulative revenue and income recognized over the life of the contract remains unchanged.

The cumulative effect of the changes made to the Company’s Condensed Balance Sheets as of January 1, 2018 for the adoption of the new revenue standard was as follows:

	Balance as of December 31, 2017	Adjustments Due to ASC 606	Balance as of January 1, 2018
(in millions)
Assets
Deferred income tax asset	$2.9	$2.8	$5.7

Liabilities
Accrued expenses	$177.3	$11.8	$189.1

	Balance as of December 31, 2017	Adjustments Due to ASC 606	Balance as of January 1, 2018
(in millions)
Equity
Retained earnings	$182.2	$(9.0)	$173.2

The impact to the Company’s Condensed Combined Statements of Comprehensive Income and Condensed Combined Balance Sheets as of and for the six months ended June 30, 2018 as a result of applying the new revenue standard was as follows:

	Six Months Ended June 30, 2018
	As Reported	Effect of Change	Balances without adoption of ASC 606
(in millions)
Net sales	$495.4	$1.2	$496.6
Cost of sales	359.4	0.5	359.9

Earnings before income taxes	14.1	0.7	14.8
Income tax provision	2.7	0.2	2.9
Net earnings	$11.4	$0.5	$11.9
	As of June 30, 2018
	As Reported	Effect of Change	Balances without adoption of ASC 606
Assets
Deferred income tax asset	$4.1	$(3.1)	$1.0

Liabilities
Accrued expenses	$180.3	$(12.6)	$167.7

Equity
Retained earnings	$155.5	$9.5	$165.0

Revenue is recognized as performance obligations under the terms of contracts with customers are satisfied; this occurs when control of promised goods (fitness equipment) is transferred to the customer. The Company recognizes revenue related to the sale of extended warranty contracts that extend the coverage period beyond the standard warranty period over the life of the extended warranty period.

Revenue is measured as the amount of consideration expected to be entitled in exchange for transferring goods or providing services. The Company has excluded sales, value add, and other taxes collected concurrent with revenue-producing activities from the determination of the transaction price for all contracts. The Company has elected to account for shipping and handling activities that occur after the customer has obtained control of a good as a fulfillment activity. For all contracts with customers, the Company has not adjusted the promised amount of consideration for the effects of a significant financing component as the period between the transfer of the promised goods and the customer’s payment is expected to be one year or less.

Recently Issued Accounting Standards

Tax Effects in Other Comprehensive Income: In February 2018, the FASB issued ASU 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income (AOCI), which permits companies to reclassify the disproportionate income tax effects of the Tax Cuts and Jobs Act of 2017 on items within AOCI to retained earnings. The ASU also requires certain new disclosures. The amendment is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the impact of adopting this Accounting Standards Codification (ASC) amendment, but does not expect it will have a material impact on its Condensed Combined Financial Statements.

Hedge Accounting: In August 2017, the FASB issued ASU 2017-12, Targeted Improvements to Accounting for Hedging Activities, to simplify the application of hedge accounting and to better align an entity’s risk management activities with the financial reporting of hedging relationships. The amendment is effective for interim and annual periods beginning after December 15, 2018, with early adoption permitted. The Company is currently evaluating the impact of adopting this ASC amendment, but does not expect it will have a material impact on its Condensed Combined Financial Statements.

Recognition of Leases: In February 2016, the FASB issued ASU 2016-02, Leases, (new leasing standard), which amended the ASC to require lessees to recognize assets and liabilities on the balance sheet for all leases with terms greater than twelve months. Lessees will recognize expenses similar to current lease accounting. The amendment is to be applied using a modified retrospective method with certain practical expedients, and is effective for fiscal years and interim periods within those years, beginning after December 15, 2018, with early adoption permitted. The Company plans to elect the practical expedients upon transition that will retain the lease classification and initial direct costs for any leases that exist prior to adoption. The Company will also not reassess whether any contracts entered into prior to adoption are leases.

In July, 2018, the FASB issued ASU 2018-11, Leases - Targeted Improvements, which amended the ASC to provide relief from implementing certain aspects of the new leasing standard. The amendment provides an additional (and optional) transition method to adopt the new leasing standard where an entity initially applies the new leasing standard at the adoption date and recognizes a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. The Company plans to elect this option and as a result, will not restate its Condensed Combined Financial Statements on the date of initial application. The Company anticipates the adoption of the standard will result in the recognition of approximately $20.0 million to $40.0 million in right-of-use assets and lease obligations on the Condensed Combined Balance Sheets and will not materially impact results on the Condensed Combined Statements of Comprehensive Income.

Note 3 – Revenue Recognition

The following table presents the Company’s revenue for the six months ended June 30, 2018 into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors:

	Six Months Ended
	June 30, 2018	July 1, 2017
Geographic Markets
United States	$255.8	$263.1
Europe	97.6	82.9
Asia-Pacific	79.6	78.7
Canada	14.4	14.2
Latin America	29.1	26.9
Africa & Middle East	18.9	20.8
Total	$495.4	$486.6

Major Product Lines
Commercial Cardio	$275.6	$284.7
Commercial Strength	179.6	162.2
Consumer	40.2	39.7
Total	$495.4	$486.6

For product sales, the Company transfers control and recognizes revenue at the time the product ships from a manufacturing or distribution facility (“free on board shipping point”), or at the time the product arrives at the customer’s facility (“free on board destination”). When the shipping terms are “free on board shipping point”, the customer obtains control and is able to direct the use of, and obtain substantially all of the benefits from, the products at the time the products are shipped. For shipments provided under “free on board destination”, control transfers to the customer upon delivery. Payment terms vary but are generally due within 30 days of transferring control. In addition, periodically the Company may require the customer to provide up front cash deposits in advance of performance.

The Company also sells separately priced extended warranty contracts that extend the coverage period beyond the standard warranty period included with the product sale. When determining an appropriate allocation of the transaction price to the extended warranty performance obligation, the Company uses an observable price to determine the stand-alone selling price. Extended warranties typically range from an additional 1 year to 3 years. The Company receives payment at the inception of the contract and recognizes revenue over the extended warranty coverage period. This time-elapsed method is used to measure progress because the Company, on average, satisfies its performance obligation evenly over the extended warranty period.

For certain customers, the Company provides rebate incentives settled in free product. These rebates provide the customer with a material right which would not have been received without entering into the contract and, therefore, represent a separate performance obligation to which revenue is allocated based on the products’ stand-alone selling price. This revenue is deferred and recognized at a point in time upon rebate redemption, with a commensurate charge to Cost of sales for related product costs. The Company also provides product installation services to certain customers for which the Company recognizes revenue at the time of installation, using an observable price to determine the stand-alone selling price.

As of January 1, 2018, $104.3 million of contract liabilities associated with extended warranties, customer deposits, and product rebates were reported in Accrued expenses, Other Long-term liabilities and Long-term deferred revenue and $36.5 million of this amount was recognized as revenue during the six months ended June 30, 2018. The revenue recognized primarily related to customer deposits. As of June 30, 2018, total contract liabilities were $108.9 million. The total amount of the transaction price allocated to unsatisfied performance obligations as of June 30, 2018 is $91.2 million for contracts greater than one year. The Company expects to recognize approximately $24.8 million of this amount in 2018, $34.4 million in 2019, and $32.0 million thereafter. Contract assets as of January 1, 2018 and June 30, 2018 were not material. In addition, costs to obtain and fulfill contracts during the period were not material.

The amount of consideration received can vary, primarily because of customer rebate arrangements. In addition, the Company provides customers the right to return eligible products under certain circumstances. The Company estimates variable consideration based on the expected value of total consideration to which customers are likely to be entitled based on historical experience and projected market expectations. Included in the estimate, is an assessment as to whether any variable consideration is constrained. Revenue estimates are adjusted at the earlier of a change in the expected value of consideration or when the consideration becomes fixed.

Note 4 – Restructuring, Exit, Integration and Impairment Activities

In the first half of 2018, the Company recorded gains on disposal of previously impaired assets related to the exit of the InMovement product line.

In 2018 and 2017, the Company executed headcount reductions aimed at improving general operating efficiencies.

The Company acquired Cybex in the first quarter of 2016 and executed certain integration activities in 2016, 2017 and 2018. As of June 30, 2018, all Cybex integration activities were complete.

In the first quarter of 2017, the Company also recorded restructuring charges associated with an executive management transition.

The following table is a summary of the expense associated with the restructuring, exit, integration and impairment activities for the six months ended June 30, 2018 and July 1, 2017, as discussed above:

	June 30, 2018	July 1, 2017
(in millions)
Restructuring and exit activities:
Employee termination and other benefits	$1.2	$4.5
Current asset write-downs (gains on disposal)	(0.6)	—
Asset disposition and impairment actions:
Definite-lived and other asset impairments	0.4	—
Integration activities:
Employee termination and other benefits	—	2.0
Professional fees	0.7	2.6
Other	0.1	0.2
Total restructuring, exit, integration and impairment charges	$1.8	$9.3

The following tables summarize the change in accrued restructuring, exit, integration and impairment charges within Accrued expenses in the Condensed Combined Balance Sheets for the six months ended June 30, 2018:

	Dec 31, 2017	2018 Activity			June 30, 2018
	Accrued Charges	Total Charges	Non-Cash Gains	Payments(A)	Accrued Charges(B)
(in millions)
Accrued balance	$2.8	$1.8	$0.2	$(3.7)	$1.1

The following tables summarize the change in accrued restructuring, exit, integration and impairment charges within Accrued expenses in the Condensed Combined Balance Sheets for the six months ended and July 1, 2017:

	Dec 31, 2016	2017 Activity			July 1, 2017
	Accrued Charges	Total Charges	Non-Cash Charges	Payments(A)	Accrued Charges
(in millions)
Accrued balance	$3.5	$9.3	$(2.5)	$(5.8)	$4.5
(A)	Cash payments may include payments related to prior period charges.
(B)	The accrued charges as of June 30, 2018 are expected to be paid during 2018.

Note 5 – Financing Receivables

The Company has recorded financing receivables, which are defined as a contractual right to receive money, as assets on its Condensed Balance Sheets as of June 30, 2018, December 31, 2017 and July 1, 2017. Substantially all of the Company’s financing receivables are for commercial customers, which includes receivables sold to third-party finance companies (Third-party receivables) and customer notes and other (Other receivables, net). Third-party receivables are accounts that have been sold to third-party finance companies, but do not meet the definition of a true sale, and are therefore recorded as an asset with an offsetting balance recorded as a secured obligation in Accrued expenses and Financing obligations. Other receivables, net are mostly comprised of notes from customers, which are originated by the Company in the normal course of business. Financing receivables are carried at their face amounts less an allowance for credit losses.

The Company sells a broad range of fitness products to a worldwide customer base and extends credit to its customers based upon an ongoing credit evaluation program. The Company utilizes its credit organization to manage financial exposure and perform credit risk assessments on an individual account basis. Accounts are not aggregated into categories for credit risk determinations. Due to the composition of the account portfolio, the Company does not believe that the credit risk posed by the Company’s financing receivables is significant to its operations, financial condition or cash flows. There were no significant troubled debt restructurings during the six months ended June 30, 2018 or July 1, 2017.

The following are the Company’s financing receivables, excluding trade accounts receivable contractually due within one year as of June 30, 2018, December 31, 2017 and July 1, 2017:

	June 30, 2018	December 31, 2017	July 1, 2017
(in millions)
Third-party receivables:
Short-term	$21.2	$18.7	$18.3
Long-term	36.5	30.2	30.7
Total	57.7	48.9	49.0

Other receivables, net	1.6	5.8	3.8

Total financing receivables	$59.3	$54.7	$52.8

The activity related to the allowance for credit loss on financing receivables during the six months ended June 30, 2018 and July 1, 2017 was not significant.

Note 6 – Goodwill and Other Intangibles

Changes in the Company’s goodwill during the six months ended June 30, 2018, are summarized below:

	December 31, 2017	Acquisitions	Impairments	Adjustments	June 30, 2018
(in millions)
Goodwill	$391.4	$—	$—	$(0.9)	$390.5

Changes in the Company’s goodwill during the six months ended July 1, 2017, are summarized below:

	December 31, 2016	Acquisitions	Impairments	Adjustments	July 1, 2017
(in millions)
Goodwill	$386.5	$—	$—	$3.0	$389.5

Adjustments for the six months ended June 30, 2018 and July 1, 2017 relate to the effect of foreign currency translation on goodwill denominated in currencies other than the U.S. dollar.

As of June 30, 2018, December 31, 2017 and July 1, 2017, the Company had no accumulated impairment loss.

The Company’s intangible assets, included within Other intangibles, net on the Condensed Combined Balance Sheets as of June 30, 2018, December 31, 2017 and July 1, 2017, are summarized by intangible asset type below:

	June 30, 2018		December 31, 2017		July 1, 2017
	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization	Gross Amount	Accumulated Amortization
(in millions)
Amortizable intangible assets:
Customer relationships	$59.9	$(12.0)	$60.2	$(9.9)	$59.5	$(7.6)
Patents and other	7.9	(4.0)	7.9	(3.5)	7.9	(2.6)
Total amortizable intangible assets	67.8	(16.0)	68.1	(13.4)	67.4	(10.2)
Indefinite-lived intangible assets:
Trade names	33.9	—	34.1	—	47.8	—
Total	$101.7	$(16.0)	$102.2	$(13.4)	$115.2	$(10.2)

Gross amounts and related accumulated amortization amounts include adjustments related to the impact of foreign currency translation. Aggregate amortization expense for intangibles was $2.9 million and $2.8 million for the six months ended June 30, 2018 and July 1, 2017, respectively.

Note 7 – Income Taxes

In the Company’s Condensed Combined Financial Statements, income tax expense and deferred tax balances have been calculated on a separate tax return basis although the Company’s operations, in certain circumstances, have historically been included in the tax returns filed by the respective Brunswick entities of which the Company’s business was a part. In the future, as a stand-alone entity, the Company will file tax returns on its own behalf and, as a result, its deferred taxes and effective tax rate may differ from those in historical periods.

The Company recognized an income tax provision of $2.7 million and $7.5 million for the six months ended June 30, 2018 and July 1, 2017, respectively. The effective tax rate, which is calculated as the income tax provision as a percentage of pre-tax income, for the six months ended June 30, 2018 was 19.1 percent. The effective tax rate for the six months ended July 1, 2017 was 25.5 percent.

On December 22, 2017, tax legislation commonly known as the Tax Cuts and Jobs Act (TCJA) was signed into law. The TCJA made significant changes to the U.S. tax code effective for 2018, with certain provisions having impacted the Company’s 2017 financial results. The changes that impacted 2017 included, but were not limited to, the write-down of deferred tax liabilities resulting from the lowering of the corporate income tax rate from 35 percent to 21 percent, imposing a one-time repatriation tax on certain unremitted earnings of foreign subsidiaries, and bonus depreciation that allowed for immediate full expensing of qualified property. The TCJA also established new corporate tax laws that are effective in 2018 but did not impact the Company’s 2017 financial results. These 2018 changes include, but are not limited to, lowering the U.S. Federal corporate income tax rate, a general elimination of U.S. Federal income taxes on dividends from foreign subsidiaries, a new tax on global intangible low-taxed income (GILTI) net of allowable foreign tax credits, a new deduction for foreign derived intangible income (FDII), the repeal of the domestic production activity deduction, new limitations on the deductibility of certain executive compensation and interest expense, and limitations on the use of foreign tax credits to reduce the U.S. Federal income tax liability.

Due to the complexities involved in accounting for the enactment of the TCJA, the SEC staff issued Staff Accounting Bulletin (SAB) 118 which provided guidance on accounting for the income tax effects of the TCJA. SAB 118 provides a measurement period that should not extend beyond one year from the TCJA enactment date to complete the accounting for the impact of the TCJA. SAB 118 allowed the Company to provide provisional estimates of the impact of the TCJA in our Condensed Combined Financial Statements for the fourth quarter and year ended December 31, 2017. Accordingly, based on information and IRS guidance available as of the year ended December 31, 2017, we recorded a discrete net tax benefit of $18.3 million in the fourth quarter and year ended December 31, 2017. This expense consisted primarily of a net benefit of $23.7 million for the write down of our net deferred tax liabilities due to the U.S. corporate income tax rate reduction and a net expense of $6.1 million for the one-time deemed repatriation tax. The Company has not completed its accounting for the income tax effects of the TCJA and the provisional amounts will continue to be refined as needed during the measurement period allowed by SAB 118. While the Company has made reasonable estimates of the impact of the U.S. corporate income tax rate reduction and the one-time deemed repatriation tax on unremitted earnings of foreign subsidiaries, these estimates could change as the Company completes its 2017 consolidated federal income tax return which could adjust deferred tax balances, refines its calculations of earnings and profits which could impact the repatriation tax calculation, and analyzes new IRS guidance related to the TCJA.

The TCJA created a new requirement that certain income (commonly referred to as “GILTI”) earned by controlled foreign corporations (CFC’s) must be included currently in the gross income of the CFC’s U.S. shareholder. Because of the complexity of the new GILTI tax rules we are continuing to evaluate this provision of the TCJA. Under GAAP, we are allowed to make an accounting policy choice of either (1) treating taxes due on U.S. inclusions in taxable income related to GILTI as a current period expense when incurred (the “period cost method”) or (2) factoring such amounts into the Company’s measurement of its deferred taxes (the “deferred method”). Our selection of an accounting policy with respect to the new GILTI tax rules will depend, in part, on analyzing our global income to determine whether we expect to have future U.S. inclusions in taxable income related to GILTI and, if so, what the impact is expected to be. Whether we expect to have future U.S. inclusions in taxable income related to GILTI depends not only on our current structure and estimated future results of global operations but also our intent and ability to modify our structure and/or our business. The Company has included an estimate of the GILTI tax in the Company’s annualized effective tax rate used to determine tax expense for the six months ended June 30, 2018. However, we have not yet made a policy choice regarding whether to record deferred taxes on GILTI.

The Company will continue to analyze the effects of the TCJA on its Condensed Combined Financial Statements and operations. Additional impacts from the enactment of the TCJA will be recorded as they are identified during the measurement period as allowed by SAB 118.

No deferred income taxes have been provided as of June 30, 2018, December 31, 2017 or July 1, 2017 on the applicable undistributed earnings of the non-U.S. subsidiaries where the indefinite reinvestment assertion has been applied. If at some future date these earnings cease to be indefinitely reinvested and are repatriated, the Company may be subject to additional U.S. income taxes and foreign withholding and other taxes on such amounts. The Company continues to provide deferred taxes, as required, on the undistributed net earnings of foreign subsidiaries and unconsolidated affiliates that are not deemed to be indefinitely reinvested in operations outside the United States.

As of June 30, 2018, December 31, 2017 and July 1, 2017, the Company had recorded no gross unrecognized tax benefits.

The Company is included in the corporate income tax returns filed by Brunswick. Brunswick is regularly audited by federal, state and foreign tax authorities. The Internal Revenue Service (IRS) has completed its field examination and has issued its Revenue Agents Report through the 2014 tax year and all open issues have been resolved. Brunswick is currently open to tax examinations by the IRS for the 2014 through 2017 tax years. Primarily as a result of filing amended returns, which were generated by the closing of federal income tax audits, Brunswick is still open to state and local tax audits in major tax jurisdictions dating back to the 2012 taxable year. Brunswick is not subject to income tax examinations by any major foreign tax jurisdiction for years prior to 2013.

Note 8 – Commitments and Contingencies

There were no material changes during the six months ended June 30, 2018 to the financial, legal and regulatory or environmental commitments that were discussed in Note 9 – Commitments and Contingencies in the Notes to Combined Financial Statements.

Product Warranties and Extended Warranties

The following activity related to product warranty liabilities was recorded in Accrued expenses on the Condensed Combined Balance Sheets during the six months ended June 30, 2018 and July 1, 2017:

	June 30, 2018	July 1, 2017
(in millions)
Balance at beginning of period	$25.5	$17.6
Payments made	(8.7)	(7.4)
Provisions/additions for contracts issued/sold	7.1	6.0
Aggregate changes for preexisting warranties	1.5	1.2
Foreign currency translation	(0.1)	0.2
Balance at end of period	$25.3	$17.6

The following activity related to deferred revenue for extended product warranty contracts was recorded in Accrued expenses and Long-term deferred revenue on the Condensed Combined Balance Sheets during the six months ended June 30, 2018 and July 1, 2017:

	June 30, 2018	July 1, 2017
(in millions)
Balance at beginning of period	$55.0	$43.7
Extended warranty contracts sold	17.8	13.4
Revenue recognized on existing extended warranty contracts	(12.9)	(9.0)
Foreign currency translation	0.1	0.3
Other	—	0.8
Balance at end of period	$60.0	$49.2

Note 9 – Financial Instruments

The Company operates manufacturing and sales facilities around the world and is exposed to both financial and market risks. The Company utilizes normal operating and financing activities, along with derivative financial instruments, to minimize these risks. The Company does not currently enter into hedges outside of Brunswick’s formal hedging program. Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that the Company would have experienced as an independent, publicly-traded company.

Foreign Currency Derivatives. Forward exchange contracts outstanding at June 30, 2018, December 31, 2017 and July 1, 2017 had notional contract values of $79.1 million, $77.7 million and $69.5 million, respectively. There were no options contracts outstanding at June 30, 2018, December 31, 2017 and July 1, 2017. The forward contracts outstanding at June 30, 2018 mature through 2019 and relate to the Japanese yen, British pound, Hungarian forint, Brazilian real, Euro, and Taiwan dollar. As of June 30, 2018, the Company estimates that during the next 12 months, it will reclassify approximately $0.3 million of net losses (based on rates as of June 30, 2018) from Accumulated other comprehensive loss to Cost of sales.

The Company records the fair value of derivative assets and liabilities in Prepaid expenses and other and Accrued expenses, respectively, on the Condensed Combined Balance Sheets. As of June 30, 2018, December 31, 2017 and July 1, 2017, the fair values of the Company’s foreign exchange contracts were:

(in millions)	Fair Value of Derivative Assets			Fair Value of Derivative Liabilities
Instrument	Jun 30, 2018	Dec 31, 2017	Jul 1, 2017	Jun 30, 2018	Dec 31, 2017	Jul 1, 2017
Cash flow hedges	$0.9	$0.3	$0.3	$1.0	$0.8	$0.6
Other hedging activity	0.6	0.2	0.0	0.0	0.0	0.1
Total	$1.5	$0.5	$0.3	$1.0	$0.8	$0.7

The effect of derivative instruments on the Condensed Combined Statements of Comprehensive Income for the six months ended June 30, 2018 and July 1, 2017 was:

	Accumulated Unrealized Derivative Gains (Losses)
(in millions)	June 30, 2018		July 1, 2017
Cash Flow Hedges	Pre-tax	After-tax	Pre-tax	After-tax
Beginning balance	$(0.6)	$(0.5)	$2.4	$1.7
Recognized in Accumulated Other Comprehensive Loss	(0.6)	(0.5)	(1.1)	(0.7)
Reclassified from Accumulated Other Comprehensive Loss into Earnings	1.1	0.8	(1.4)	(1.0)
Ending balance	$(0.1)	$(0.2)	$(0.1)	$(0.0)

The Company also recorded a gain of $1.7 million and a loss of $0.9 million for the six months ended June 30, 2018 and July 1, 2017, respectively, for foreign currency contracts not designated as cash flow hedges. Gains and losses recorded for all derivative instruments are presented in Cost of sales in the Condensed Combined Statements of Comprehensive Income.

Note 10 – Stock Plans and Management Compensation

Under the 2014 SIP, Brunswick may grant stock options, stock appreciation rights (SARs), non-vested stock awards and performance awards to executives, other employees and non-employee directors, with shares from treasury shares and from authorized, but unissued, shares of common stock initially available for grant, in addition to: (i) the forfeiture of past awards; (ii) shares not issued upon the net settlement of SARs; or (iii) shares delivered to or withheld by Brunswick to pay the withholding taxes related to awards. As of June 30, 2018, 5.2 million shares remained available for grant.

The following disclosures represent Life Fitness employees’ participation in the 2014 SIP. All awards granted under the 2014 SIP are denominated in Brunswick common shares. Accordingly, the amounts presented are not necessarily indicative of future performance and do not necessarily reflect the results that Life Fitness would have experienced as an independent, publicly-traded company. The following disclosures do not include the portion of awards granted under the 2014 SIP allocated to Life Fitness that are attributable to general Brunswick oversight. This amount allocated to Life Fitness for the six months ended June 30, 2018 and July 1, 2017 was $0.7 million, and $1.0 million, respectively.

Non-Vested Stock Awards

Brunswick grants both stock-settled and cash-settled non-vested stock units and awards to key employees, including Life Fitness employees, as determined by Brunswick management and the Human Resources and Compensation Committee of the Brunswick Board. Brunswick granted stock awards with respect to 62,320 and 51,200 shares of Brunswick common stock awards to Life Fitness employees during the six months ended June 30, 2018 and July 1, 2017, respectively. The cost of non-vested stock units and awards is recognized on a straight-line basis over the requisite service period. Additionally, cash-settled non-vested stock units and awards are recorded as a liability on the balance sheet and adjusted to fair value each reporting period through stock compensation expense. During each of the six month periods ended June 30, 2018 and July 1, 2017, Life Fitness charged $0.9 million to compensation expense for non-vested stock awards.

As of June 30, 2018, there was $4.6 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements. Life Fitness expects this cost to be recognized over a weighted average period of 1.8 years.

Performance Awards

In February of 2018 and 2017, Brunswick granted 12,610, and 11,210 performance shares, respectively, to certain Life Fitness senior executives and certain senior managers. Performance share awards for senior executives are based on three Brunswick performance measures: a cash flow return on investment (CFROI) measure, an operating margin (OM) measure and a total shareholder return (TSR) modifier. Performance shares are earned based on a three-year performance period commencing at the beginning of the calendar year of each grant. The performance shares earned are then subject to a TSR modifier based on Brunswick stock returns measured against stock returns of a predefined comparator group over a three-year performance period. Performance shares for certain senior managers are based on the respective measures and performance periods described above, but excluding the TSR modifier. During the six months ended June 30, 2018, and July 1, 2017, Life Fitness charged $0.1 million and $0.3 million, respectively, to compensation expense based on projections of probable attainment of the performance measures and the projected TSR modifier used to determine the performance awards.

The fair values of the Life Fitness senior executives’ performance share award grants with a TSR modifier for grants in 2018 and 2017 were $61.59 and $64.82, respectively, which were estimated using the Monte Carlo valuation model, and incorporated the following assumptions:

	2018	2017
Risk-free interest rate	2.4%	1.5%
Dividend yield	1.3%	1.1%
Volatility factor	38.9%	38.3%
Expected life of award	2.9 years	2.9 years

The fair value of the performance awards granted to Life Fitness senior executives and senior managers based solely on the CFROI and OM performance factors was $57.19 and $58.77 in 2018 and 2017, respectively, which was equal to the stock price on the date of grant in 2018 and 2017, respectively, less the present value of expected dividend payments over the vesting period.

As of June 30, 2018, Life Fitness had $0.4 million of total unrecognized compensation cost related to performance awards. Life Fitness expects this cost to be recognized over a weighted average period of 1.8 years.

Note 11 – Comprehensive Income (Loss)

Accumulated other comprehensive loss in the Condensed Combined Balance Sheets includes foreign currency cumulative translation adjustments and unrealized derivative gains and losses, all net of tax. Changes in the components of Accumulated other comprehensive loss, all net of tax, for the six months ended June 30, 2018 and July 1, 2017 were as follows:

	Jun 30, 2018	Jul 1, 2017
(in millions)
Net earnings	$11.4	$22.1
Other comprehensive income (loss):
Foreign currency cumulative translation adjustment	(2.8)	5.2
Net change in unrealized derivative losses	0.3	(1.7)
Total other comprehensive income (loss)	(2.5)	3.5
Comprehensive income	$8.9	$25.6

The following table presents the changes in Accumulated other comprehensive loss by component, all net of tax, for the six months ended June 30, 2018:

	Foreign currency translation	Net derivative gains (losses)	Total
(in millions)
Beginning balance	$(16.6)	$(0.5)	$(17.1)
Other comprehensive income (loss) before reclassifications(A)	(2.8)	(0.5)	(3.3)
Amounts reclassified from Accumulated other comprehensive loss(B)	—	0.8	0.8
Net other comprehensive income (loss)	(2.8)	0.3	(2.5)
Ending balance	$(19.4)	$(0.2)	$(19.6)
(A)	The tax effects for the six months ended June 30, 2018 were $(0.0) million for foreign currency translation and $0.1 million for derivatives.
(B)	The tax effects for the six months ended June 30, 2018 was $(0.3) million. Gains and losses recorded for derivative instruments are presented in Cost of sales in the Condensed Combined Statements of Comprehensive Income.

The following table presents the changes in Accumulated other comprehensive loss by component, all net of tax, for the six months ended July 1, 2017:

	Foreign currency translation	Net derivative gains (losses)	Total
(in millions)
Beginning balance	$(21.8)	$1.7	$(20.1)
Other comprehensive income (loss) before reclassifications(A)	5.2	(0.7)	4.5
Amounts reclassified from Accumulated other comprehensive loss(B)	—	(1.0)	(1.0)
Net other comprehensive income (loss)	5.2	(1.7)	3.5
Ending balance	$(16.6)	$(0.0)	$(16.6)
(A)	The tax effects for the six months ended July 1, 2017 were $(0.1) million for foreign currency translation and $0.4 million for derivatives.
(B)	The tax effects for the six months ended July 1, 2017 was $0.4 million. Gains and losses recorded for derivative instruments are presented in Cost of sales in the Condensed Combined Statements of Comprehensive Income.

Note 12 – Related Party Transactions

The Company has not historically operated as a standalone business and has various relationships with Brunswick whereby Brunswick provides services to the Company.

Allocations from Brunswick. Brunswick provides Life Fitness with certain services, which include, but are not limited to information technology, finance, legal, human resources, internal audit, treasury, tax, investor relations, and executive oversight. The financial information in these Condensed Combined Financial Statements does not necessarily include all the expenses that would have been incurred had Life Fitness been a separate, standalone entity. The amount allocated to Life Fitness for these services is based on direct usage. When specific identification is not practical, the pro rata basis of revenue or employee headcount is used. These allocations totaled $17.3 million and $15.1 million for the six months ended June 30, 2018 and July 1, 2017, respectively.

Management considers the expense methodology and results to be reasonable for all periods presented. However, these allocations may not be indicative of the actual expenses that the Company would have incurred as an independent public company or the costs it may incur in the future.

Historically, Brunswick provided financing, cash management and other treasury services to Life Fitness. The majority of Life Fitness' cash balances are swept by Brunswick and, in turn, Life Fitness receives funding from Brunswick for operating and investing cash needs. The Company also participates in Brunswick's European cash pooling structure. The outstanding balance held with Brunswick has been presented on a net basis within Due from parent line on the Company's Combined Balance Sheets for all periods presented.

The Company also holds a 5.5 percent, €18 million note payable to a subsidiary of Brunswick due 2026 with aggregate balances outstanding, including accrued interest, of $21.4 million and $20.2 million at June 30, 2018 and July 1, 2017, respectively. The accrued interest and principle amounts have been recorded within Due to parent within Current liabilities and Long-term liabilities, respectively, on the Company's Condensed Combined Balance Sheets.

Note 13 – Subsequent Events

The Company has evaluated all events subsequent to the balance sheet date of June 30, 2018 through November 13, 2018, the date the Condensed Combined Financial Statements were available to be issued.

In the third quarter of 2018, the Company recorded a $3.8 million charge within Selling, general and administrative expense related to a contract dispute following a customer’s failure to honor purchase commitments. The Company filed an arbitration claim against the customer for breach of contract and believes it has a meritorious position in the dispute.

In the third quarter of 2018, the Company recorded an impairment charge of $8.1 million within Restructuring, exit, integration and impairment charges for the Cybex trade name as a result of declining operating performance and projected declines in sales. The Company used a relief-from-royalty analysis, using Level 3 inputs, to assess the fair value of the Cybex trade name.